As filed with the Securities and Exchange Commission on June 13, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Harland Clarke Holdings Corp.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2780 (Primary Standard Industrial Classification Code Number)	84-1696500 (IRS Employer Identification No.)

2939 Miller Road
Decatur, GA 30035
(770) 981-9460

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Barry F. Schwartz, Esq.
President and Chief Executive Officer
Harland Clarke Holdings Corp.
35 East 62nd Street
New York, New York 10021
(212) 572-8600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lawrence G. Wee, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
212-373-3000

Approximate date of commencement of proposed sale to public:    As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price (1)	Amount of registration fee (2)
Senior Floating Rate Notes due 2015	$305,000,000	100%	$305,000,000	$9,364
9.50% Senior Fixed Rate Notes due 2015	$310,000,000	100%	$310,000,000	$9,517
Guarantees of the Notes	N/A	N/A	N/A	N/A (3)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) of the Securities Act of 1933.
(2)	The registration fee has been calculated pursuant to Rule 457(f) under the Securities Act of 1933.
(3)	No additional consideration is being received for the guarantees, and, therefore no additional fee is required.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANTS

Name(1)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	IRS Employer Identification Number
B2Direct, Inc.	Delaware	2780	74-2977833
Centralia Holding Corp.	Georgia	2780	58-1980290
Checks in the Mail, Inc.	Delaware	2780	51-0348071
Clarke American Checks, Inc.	Delaware	2780	74-2619107
Harland Checks and Services, Inc.	Georgia	2780	58-2191143
Harland Clarke Corp.	Delaware	2780	58-0278260
Harland Financial Solutions, Inc.	Oregon	7374	93-0704365
HFS Core Systems, Inc.	Delaware	7374	94-2746681
HFS Scantron Holdings Corp.	New York	2732	26-0223054
John H. Harland Company of Puerto Rico	Georgia	2780	58-1143611
Scantron Corporation	Delaware	2732	95-2767912

The address of each of the additional registrants is c/o Harland Clarke Holdings Corp., 2939 Miller Road, Decatur, GA 30035.

(1)	Each of the additional registrants are co-issuers and guarantors of the exchange notes, except for Centralia Holding Corp., HFS Scantron Holdings Corp. and John H. Harland Company of Puerto Rico, which are only guarantors.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED June 13, 2007

PROSPECTUS

Harland Clarke Holdings Corp.

Exchange Offer for
$305,000,000 Senior Floating Rate Notes due 2015
$310,000,000 9.50% Senior Fixed Rate Notes due 2015

The Notes and the Guarantees

•	We are offering to exchange $305,000,000 aggregate principal amount of our outstanding Senior Floating Rate Notes due 2015, which were issued on May 1, 2007 (the ‘‘initial floating rate notes’’) for a like aggregate principal amount of our registered Senior Floating Rate Notes due 2015 (the ‘‘exchange floating rate notes’’). We are also offering to exchange $310,000,000 of our outstanding 9.50% Senior Fixed Rate Notes due 2015, which were issued on May 1, 2007 (the ‘‘initial fixed rate notes’’) for a like aggregate principal amount of our registered 9.50% Senior Fixed Rate Notes due 2015 (the ‘‘exchange fixed rate notes’’). We refer to the initial floating rate notes and the exchange floating notes, collectively, as the floating rate notes. We refer to the initial fixed rate notes and the exchange fixed rate notes, collectively, as the fixed rate notes. We refer to the initial floating rate notes and the initial fixed rate notes, collectively, as the initial notes, and to the exchange floating rate notes and the exchange fixed rate notes, collectively, as the exchange notes. The initial notes were issued, and the exchange notes will be issued under, an indenture dated as of May 1, 2007.

•	The exchange notes will mature on May 15, 2015. We will pay interest on the exchange floating rate notes at a floating rate equal to the Applicable LIBOR Rate (as defined) plus 4.75% on each February 15, May 15, August 15, and November 15, commencing August 15, 2007. We will pay interest on the exchange fixed rate notes on each May 15 and November 15, commencing November 15, 2007.

•	The exchange notes are co-issued by most of our domestic subsidiaries. In addition, the exchange notes are guaranteed on a senior unsecured basis by all of our domestic subsidiaries.

•	The exchange notes will be our and our guarantors’ senior unsecured obligations and will rank equally in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness, and senior to all of our and the guarantors’ existing and future subordinated indebtedness. The exchange notes and the guarantees will be effectively subordinated to all of our, and the guarantors’ existing and future secured indebtedness, including our senior secured credit facilities, to the extent of the value of the collateral securing the secured obligations.

Terms of the exchange offer

•	It will expire at 5:00 p.m., New York City time, on 2007, unless we extend it.

•	If all the conditions to this exchange offer are satisfied, we will exchange all of the initial notes that are validly tendered and not withdrawn for new notes, which we refer to as the exchange notes.

•	You may withdraw your tender of initial notes at any time before the expiration of this exchange offer.

•	The exchange notes that we will issue you in exchange for your initial notes will be substantially identical to your initial notes except that, unlike your initial notes, the exchange notes will have no transfer restrictions or registration rights.

•	The exchange notes that we will issue you in exchange for your initial notes are new securities with no established market for trading.

Before participating in this exchange offer, please refer to the section in this prospectus entitled ‘‘Risk Factors’’ commencing on page 22.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2007

 Trademarks

We have proprietary rights to a number of registered and unregistered trademarks and service marks that we believe are important to our business, including but not limited to Harland Clarke®, Clarke American®, Alcott Routon®, Harland®, Scantron®, CreditQuest®, Interlinq®, Touché®, B2DirectTM, Checks in the Mail®, LaserPro® and ParSYSTEMTM. We have omitted the ‘‘®’’, ‘‘TM’’ and ‘‘SM’’ designations for these and other trademarks and service marks used in this prospectus. Nevertheless, all rights to such trademarks and service marks are reserved.

 Market and Industry Data

Some of the market and industry data contained in this prospectus are based on independent industry publications or other publicly available information, while other information is based on internal studies. Although we believe that these independent sources and our internal data are reliable as of their respective dates, the information contained in them has not been independently verified. As a result, you should be aware that the market and industry data contained in this prospectus, and beliefs and estimates based on such data, may not be reliable.

i

 Prospectus Summary

The following summary highlights basic information about us and this exchange offer. It may not contain all of the information that is important to you. For a more comprehensive understanding of our business and the exchange offer, you should read this entire prospectus, including ‘‘Risk Factors’’ and our historical and pro forma financial statements and the accompanying notes to those statements. Certain statements in this summary are forward looking statements. See ‘‘Special Note Regarding Forward Looking Statements.’’ In this prospectus, if a measurement is ‘‘on a pro forma basis,’’ unless otherwise stated, that measurement is on a pro forma basis, giving effect to our acquisition of John H. Harland Company and the related financing transactions, and the other adjustments referred to in the introduction to ‘‘Unaudited Pro Forma Condensed Consolidated Financial Information.’’

In this prospectus, unless the context otherwise requires, ‘‘Acquisition’’ refers to the acquisition by Clarke American Corp. of John H. Harland Company on May 1, 2007, ‘‘Transactions’’ refers to the Acquisition and the related financing transactions and application of the proceeds from these financing transactions as set forth in ‘‘Use of Proceeds’’, ‘‘Clarke American’’ refers to Clarke American Corp. and its subsidiaries prior to completion of the Transactions, and ‘‘Harland’’ refers to John H. Harland Company and its subsidiaries prior to completion of the Transactions. After the completion of the Transactions, Clarke American Corp. was renamed ‘‘Harland Clarke Holdings Corp.’’ and John H. Harland Company was renamed ‘‘Harland Clarke Corp.’’ Unless the context otherwise requires, ‘‘we,’’ ‘‘us,’’ ‘‘our’’ or ‘‘Company’’ refers to Harland Clarke Holdings Corp. and its subsidiaries following completion of the Transactions.

Our Company

We are a leading provider of printed products, software and services, and testing and assessment solutions. We have three segments: Harland Clarke, Harland Financial Solutions, which we refer to as ‘‘HFS,’’ and Scantron. Harland Clarke is a leading provider of checks and related products, direct marketing and contact center services to financial and commercial institutions as well as individual consumers and small businesses. HFS is a leading lending and mortgage compliance software provider in the United States. Scantron is a leading provider of educational testing and survey technologies to educational institutions and Fortune 1000 organizations in the United States. We serve approximately 15,000 financial and commercial institutions through Harland Clarke, approximately 28,000 clients through HFS, and over 21,000 educational and commercial clients through Scantron. For the fiscal year ended December 31, 2006, on a pro forma basis for the Transactions, we fulfilled over 110 million check units, provided software solutions to approximately 39% of all financial institutions in the United States and sold testing or data collection solutions to public high schools, colleges and universities representing approximately 64% of the U.S. student population.

For the fiscal year ended December 31, 2006, on a pro forma basis, we generated $1,674.1 million of revenue, $8.2 million of income from continuing operations and $381.0 million of EBITDA. For a reconciliation of EBITDA to income from operations and a discussion of other items that may be considered in addition to EBITDA, please see ‘‘Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data—Clarke American’s Summary Historical and Pro Forma Consolidated Financial Data.’’ Of the $1,674.1 million in revenue, approximately 80% is derived from long-term contracts. The following table shows our revenue by business line for fiscal year 2006, on a pro forma basis for the Transactions:

We believe that the combination of Clarke American and Harland businesses will create numerous strategic benefits including:

•	Diversified business and products;

•	Diversified client relationships with long-term contracts;

•	Significant cost savings;

•	Complementary platforms;

•	‘‘Best-in-class’’ people and processes; and

•	Strong free cash flow generation.

Harland Clarke offers checks and related products, forms and treasury supplies, and related delivery and fraud prevention services. It also provides specialized direct marketing and contact center services to its financial and commercial institution clients. Harland Clarke’s direct marketing offerings include turnkey direct marketing solutions, onboarding, Alcott Routon solutions, checkbook messaging and e-mail marketing. Through the contact centers, Harland Clarke provides financial institutions with both inbound and outbound support for its clients, including sales and ordering services for checks and related products and services, customer care and banking support, and marketing services. Harland Clarke has more than 20 million annual direct customer contacts through its contact centers and websites, which enables it to up-sell and cross-sell higher value checks and related products and services as well as deliver marketing messages and customer service support on behalf of financial institutions. Harland Clarke’s focus on these areas has helped it grow its revenues at a compound annual growth rate of approximately 2.7% from the year ended December 31, 2000 through the year ended December 31, 2006. Management believes Harland Clarke is a ‘‘best-in-class’’ provider of outsourced services to financial and commercial institutions as well as high quality products and services to the end-consumer.

HFS provides products and services including lending and mortgage origination and servicing applications, business intelligence solutions, customer relationship management software, branch automation solutions and core processing systems and services, principally targeted to community banks and credit unions. Management believes that the HFS division enjoys a leading market position in lending and mortgage compliance software, business intelligence/customer relationship management, or ‘‘CRM’’, software for community banks and credit unions, and branch automation software. Approximately 70% of HFS’s revenues are recurring revenues. Through strategic acquisitions, HFS has built a full suite of software products to service community banks and credit institutions, has grown revenues from $174.1 million for the fiscal year ended December 31, 2002 to $324.6 million for the fiscal year ended December 31, 2006, and has increased software clients from 6,200 to 8,400 for the respective periods.

Scantron provides testing and assessment solutions to schools in North America, offers specialized data collection solutions to educational and commercial institutions and collects and manages survey information for a wide variety of Fortune 1000 organizations. Scantron’s products and services include scannable forms, scanning equipment, survey services and testing software and related services. Scantron benefits from high recurring revenue as its installed base of over 38,000 scanners generates consistent revenue from repeat orders of compatible forms. Management believes the growth in the Scantron business will primarily be generated by testing software and related services, and survey software and related services, while Scantron forms and scanners will continue to provide a stable base of revenue.

Our Competitive Strengths

Diversified Business and Products.    We believe the combination of Clarke American and Harland creates a ‘‘best-in-class’’ provider of checks and related products and services, direct marketing and contact center services, financial institution software and services, and testing and assessment solutions. The combined platform gives us the opportunity to sell a wider array of products and services to a significantly broader base of financial, educational and commercial institutions. We believe we are well-positioned to quickly respond to financial institution demand for outsourcing services, the growth of alternative payment systems, continued expansion in the financial institution technology market and the migration to electronic testing and assessment platforms.

Diversified Client Relationships with Long-Term Contracts.    We have long-term contracts and are the sole provider of checks to virtually all of our financial institution clients. The majority of Harland Clarke contracts with financial institutions generally have terms ranging from three to five years, resulting in stable and predictable revenue and cash flow. Approximately 85% of Harland Clarke’s and 70% of HFS’s business operate under long-term contracts. The relationship with Bank of America, our largest client, spans more than 35 years, and we have been serving each of our existing ten largest clients for approximately 13 years on average. In addition, our ten largest clients accounted for approximately 26% of 2006 sales on a pro forma basis for the Transactions, demonstrating the diversity of our relationships.

Reputation for High Quality Standards and Security.    We have a commitment to quality, earning us a reputation with our clients as an industry leader on quality, service and security. Clarke American’s commitment to achieving superior performance was validated by the U.S. Department of Commerce when Clarke American received the 2001 Malcolm Baldrige National award. We are also dedicated to protecting our clients’ privacy and handling information in a secure and confidential manner. We currently incorporate a variety of measures based on the standards of security identified by the International Standards Organization and are registered with ‘‘Verisign’’, ‘‘Cybertrust’’, ‘‘Check Payment Systems Association’’ as well as the ‘‘Accredited Standards Committee X9.’’

Successful Track Record of Continuous Cost Saving.    Both Clarke American and Harland have historically been successful in reducing costs by consolidating facilities, negotiating procurement savings and reducing corporate overhead expenses. From the fiscal year ended December 31, 2003 through the fiscal year ended December 31, 2006, Clarke American alone achieved over $20 million, on average, in annual and recurring cost savings. At the same time, it maintained quality, service and client and customer satisfaction. We expect to continue to drive cost savings through a strategic plan which includes technology and process improvements designed to reduce fixed costs as well as procurement initiatives. In addition, we believe that our historical experience in driving cost reductions will help enable us to deliver the cost savings planned in connection with the Transactions.

Leading Provider of Financial Software and Services to Financial Institutions.    HFS is a leading provider of mortgage origination software and compliance software. HFS provides mission-critical back-office solutions, including core processing, item processing and payments software and services. In addition, HFS provides front-office solutions, including CRM, branch automation, self-service and lending solutions. The primary markets served include banks, credit unions, thrifts and mortgage companies. HFS’s client relationships are generally stable and long-term due to the complexity and cost associated with switching providers. Consequently, approximately 70% of HFS revenue is under long-term contracts and is recurring in nature.

Leading Market Position in Educational Testing and Assessment.    Scantron is a leading provider of classroom-based testing. As of December 31, 2006, public high schools, colleges and universities representing approximately 80% of the enrolled students in the United States used at least one Scantron product and Scantron currently has an installed base of over 38,000 scanners. During 2006, Scantron improved its client penetration with software-enabled testing and survey products in the education and commercial markets.

Strong Free Cash Flow Generation.    Our strong operating results and historically low capital expenditure and working capital requirements are key drivers of our strong cash flow generation. From the fiscal year ended December 31, 2004 to the fiscal year ended December 31, 2006, our capital expenditures averaged 2.7% of our pro forma revenue. Management expects that our facilities will require a similar level of capital expenditures in the future.

Strong and Experienced Management.    We have attracted and retained an exceptionally talented and complementary executive management team. Our management team has a proven successful track record of merging operations, integrating acquired assets and companies and operating in leveraged environments.

Our Business Strategy

The primary components of our strategy are to:

•	Cross-sell between Business Segments. We are well-positioned to effectively cross-sell a variety of printed products, software, and testing and assessment offerings between segments. For example, HFS’s strong CRM technology solutions provide an excellent foundation to promote the analytics-driven direct marketing campaigns of Harland Clarke. In addition, Scantron’s survey services are a valuable addition to our analytics-oriented offerings in both Harland Clarke and HFS. Our integrated service offerings, including check programs, direct marketing and core processing software, provide our clients an efficient and turnkey solution to meeting the needs of their customers.

•	Capitalize on Complementary Offerings across Harland Clarke’s Client Base. We intend to drive growth by promoting our combined suite of offerings to the expanded client base of Harland Clarke. The combined offerings include a broader selection of premium check designs, expanded security and fraud prevention services and a more comprehensive suite of direct marketing and contact center services.

•	Cross-Sell Software Products into our Combined Client Base. HFS plans to continue its strong focus on cross-selling, both within the existing software customer base as well as within the customer base of Harland Clarke. The combination of Clarke American and Harland has opened up new customer relationships to further expand the potential cross-sell opportunities. The core processing customer relationships of HFS provide a particularly strong base from which to cross-sell additional products and services. An August 2006 study by IDC, an independent industry research organization, projects that technology spending in the overall banking industry will continue to increase, which provides an opportunity for sustained growth of the HFS division.

•	Continue Focusing on Software-Enabled Testing and Assessment Products while Expanding the Offering of Survey Services to Financial Institutions. We will seek to continue to penetrate the education market with Scantron’s software-enabled testing and assessment platforms. These platforms are designed to accept input from paper and pencil testing, which we believe will support additional sales of forms and scanners. In addition to its testing and assessment platforms, Scantron is seeking to expand its offerings of banking customer surveys to provide a value-added solution to financial institution clients. By focusing on cross-selling opportunities through client relationships created by the other segments, we will also seek to expand Scantron’s market penetration.

•	Continue to Reduce Costs and Generate Strong Cash Flow. We have a culture of cost discipline and have proved successful at achieving significant cost reductions. We will continue to focus on cash flow generation through increasing our revenues, maintaining low working capital and capital expenditure requirements and reducing costs. Management expects to achieve significant cost savings as a result of the Acquisition, through facilities consolidations, reduction of duplicated SG&A functions and shared services. We expect that these actions will generate improved free cash flow.

Cost Savings

Having completed the Acquisition, we are focused on improving operating margins by reducing selling, general and administrative expenses, shared services costs and cost of sales, especially in Harland Clarke, where historical Clarke American and Harland had closely aligned capabilities and operations. We expect to achieve a total of $106.4 million in cost savings on a run-rate basis within 18 months and $112.6 million on a run-rate basis within 24 months after the closing of the Transactions. Our planned initiatives include:

•	Cost of Sales. As of May 1, 2007, Harland Clarke operated 21 printing facilities and 12 contact centers. We expect to achieve approximately $12.9 million in cost savings through seven facility consolidations. Management also expects to realize procurement savings of approximately $9.8 million and to achieve approximately $2.6 million in other cost reductions at HFS through facility consolidation.

•	Selling, General & Administrative. We expect to achieve approximately $64.6 million in SG&A synergies in Harland Clarke, driven by workforce rationalization in sales and marketing, information technology, production support, finance, human resources and other support functions. Our proposed reduction in SG&A will also be driven by the consolidation of duplicative activities and functions.

•	Shared Services. The duplication of certain executive, finance, human resources, and legal functions providing support to each of the business segments arises from the combination of the Clarke America and Harland businesses. We estimate that the elimination of duplicative functions will result in approximately $22.7 million in shared services synergies. In addition to the consolidation of shared services functions, we plan to consolidate certain redundant outsourcing and other professional services, such as consulting.

We expect to spend approximately $64.8 million to achieve the above outlined synergies. The cost to achieve these synergies may be funded in part from a portion of the proceeds of the financing transactions (as described in ‘‘The Transactions’’) and from available cash.

Our Industry

Our business units operate in various industries that can be broadly characterized as financial institution outsourcing services, payment services, software and IT services and testing and assessment services.

Financial Institution Outsourcing Services.    The financial institution outsourcing services industry is highly competitive and fragmented with quality and breadth of service offerings and strength of client relationships among the key competitive factors. Within this category, we compete with large outsourcing services providers that offer a wide variety of services including those that compete with our primary offerings—specifically payment services, technological solutions, marketing services, and teleservices. There are also other competitors that specialize in providing one or more of these services.

Because of the fragmented nature of the financial institution outsourcing services industry, management believes that there are few companies that offer the breadth of software-related offerings provided by HFS. There are other competitors that offer one or more specialized products and services that compete with certain of HFS’s software-related offerings.

Payment Services.    Management believes that the number of checks printed is driven by the number of checks written, the number of new checking accounts opened and reorders reflecting changes in consumers’ personal situations, such as name or address changes. According to the Federal Reserve study in 2004 (the most recent Federal Reserve study available), checks were still the single most popular form of non-cash payments, representing 45% of total non-cash payments, with approximately 37 billion checks written annually. According to Global Concepts, Inc., checks written in the United States have declined at a 4% CAGR from 2000 to 2003 and are expected to decline at a 3.7% CAGR from 2004 through 2009.

Software and IT Services.    Global bank software and IT services spending is projected to grow at a CAGR of 6.6% through 2010, according to an August 2006 IDC study. Based on the same research, 2007 spending is estimated to be $95 billion. Despite the fragmented nature of the competitive environment and many competitors with many different products, HFS plans to continue to gain market share due to the depth and breadth of its integrated product solutions.

Technology Based Testing.    There are over 48.7 million students in over 91,000 public schools and over 5.2 million students in over 22,000 non-public schools throughout the United States. The market for educational suppliers is $21.9 billion annually. The market for K-12 assessment has a projected CAGR of 14% from 2005 through 2007. Reinforcing this growth is the No Child Left Behind Act of 2002, or ‘‘NCLB’’, which mandated periodic testing of students in reading, math, and language arts. Beginning in 2007, NCLB adds a requirement to test science as part of graduation requirements. In addition, the student population for English-language learners is growing and is expected to continue to grow at approximately 10% for the next decade. Management believes this change in demographic will drive demand for testing products in the K-12 market.

The Transactions

The Acquisition.    On December 20, 2006, our parent company, M & F Worldwide, announced that it had entered into an Agreement and Plan of Merger, dated as of December 19, 2006, with John H. Harland Company, under which a wholly owned subsidiary of M & F Worldwide would merge with and into Harland, with Harland continuing after the merger as the surviving corporation and as a wholly owned subsidiary of Clarke American. The Acquisition was completed on May 1, 2007. The cash consideration paid in the merger was $52.75 per share, or approximately $1,423.0 million in the aggregate for the outstanding equity of Harland. Subsequent to the completion of the Acquisition,  Clarke American Corp. was renamed ‘‘Harland Clarke Holdings Corp.’’

The Financing Transactions.    In connection with the Acquisition:

•	We issued the initial notes;

•	We entered into a $1,800.0 million senior secured term loan and a $100.0 million revolving credit facility, which we refer to as our ‘‘senior secured credit facilities’’; and

•	On April 5, 2007, we commenced a tender offer and consent solicitation to repurchase any and all of the $175.0 million in aggregate principal amount of Clarke American’s then outstanding 11¾% Senior Notes due 2013, which we refer to as the ‘‘2013 notes.’’ The tender offer expired on May 3, 2007, and approximately 99.9% of the 2013 notes had been validly tendered and accepted for purchase at the price of $1,213.44 per $1,000 principal amount at maturity plus accrued and unpaid interest to the purchase date. We redeemed the untendered notes on June 4, 2007 at a price of $1,183.10 per $1,000 principal amount at maturity plus accrued and unpaid interest to that date.

M & F Worldwide Corp.

M & F Worldwide Corp. is a holding company that has four business lines, which are operated by Mafco Worldwide Corporation and Harland Clarke Holdings Corp. Mafco Worldwide’s business produces licorice products for sale to the tobacco, food, pharmaceutical and confectionery industries. As of May 31, 2007, MacAndrews & Forbes Holdings Inc., directly and through its sole stockholder Ronald O. Perelman, also a member of M & F Worldwide’s Board of Directors, beneficially owned approximately 38% of the outstanding common stock of M & F Worldwide.

Organizational Structure

Subsequent to the completion of the Acquisition, we changed our name to ‘‘Harland Clarke Holdings Corp.’’ and reorganized our business and corporate structure along three business segments, Harland Clarke (which consists of the combined check and related products business of Clarke American and Harland), HFS and Scantron. We refer to this reorganization as the ‘‘Post-Acquisition Corporate Reorganization.’’ In connection with the Post-Acquisition Corporate Reorganization, we appointed Barry F. Schwartz as our President and Chief Executive Officer, Paul G. Savas as our Executive Vice President and Chief Financial Officer, Charles T. Dawson as the President and Chief Executive Officer of Harland Clarke, John O’Malley as the President and Chief Executive Officer of HFS and Jeffrey D. Heggedahl as the President and Chief Executive Officer of Scantron.

The chart below summarizes our organizational structure following the Post-Acquisition Corporate Reorganization. All of the direct and indirect wholly owned domestic subsidiaries of Harland Clarke Holdings Corp., other than Centralia Holding Corp., HFS Scantron Holdings Corp. and John H. Harland Company of Puerto Rico, co-issued the initial notes and will co-issue the exchange notes. All of the direct and indirect wholly owned domestic subsidiaries of Harland Clarke Holdings Corp. guarantee the initial notes and will guarantee the exchange notes. These subsidiaries serve as co-borrowers and guarantors under the senior secured credit facilities.

Corporate Information

Our principal executive offices are located at 2939 Miller Road, Decatur, GA 30035. Our telephone number is (770) 981-9460. Harland Clarke Holdings Corp. (formerly known as ‘‘Clarke American Corp.’’) was formed in December 2005 under the laws of the State of Delaware. M & F Worldwide’s web address is www.mandfworldwide.com. M & F Worldwide’s website and the information contained in its website are not part of this prospectus.

Summary of the Exchange Offer

We are offering to exchange $305,000,000 aggregate principal amount of our exchange floating rate notes for a like aggregate principal amount at maturity of our initial floating rate notes and $310,000,000 aggregate principal amount of our exchange fixed rate notes for a like aggregate principal amount at maturity of our initial fixed rate notes. In order to exchange your initial notes, you must properly tender them and we must accept your tender. We will exchange all outstanding initial notes that are validly tendered and not validly withdrawn.

Exchange Offer	We will exchange $305,000,000 aggregate principal amount of our exchange floating rate notes for a like aggregate principal amount at maturity of our initial floating rate notes and $310,000,000 aggregate principal amount of our exchange fixed rate notes for a like aggregate principal amount at maturity of our initial fixed rate notes.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on , 2007, unless we decide to extend it.

Conditions to the Exchange Offer	We will complete this exchange offer only if:

•	there is no change in the laws and regulations which would impair our ability to proceed with this exchange offer,

•	there is no change in the current interpretation of the staff of the Commission which permits resales of the exchange notes,

•	there is no stop order issued by the Commission which would suspend the effectiveness of the registration statement which includes this prospectus or the qualification of the exchange notes under the Trust Indenture Act of 1939,

•	there is no litigation or threatened litigation which would impair our ability to proceed with this exchange offer, and

•	we obtain all the governmental approvals we deem necessary to complete this exchange offer.

Please refer to the section in this prospectus entitled ‘‘The Exchange Offer—Conditions to the Exchange Offer.’’

Procedures for Tendering Initial Notes	To participate in this exchange offer, you must complete, sign and date the letter of transmittal or its facsimile and transmit it, together with your initial notes to be exchanged and all other documents required by the letter of transmittal, to Wells Fargo Bank, N.A., as exchange agent, at its address indicated under ‘‘The Exchange Offer —Exchange Agent.’’ In the alternative, you can tender your initial notes by book-entry delivery following the procedures described in this prospectus. For more information on tendering your notes, please refer to the section in this prospectus entitled ‘‘The Exchange Offer—Procedures for Tendering Initial Notes.’’

Special Procedures for Beneficial Owners	If you are a beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your initial notes in the exchange offer, you should contact the registered holder promptly and instruct that person to tender on your behalf.

Guaranteed Delivery Procedures	If you wish to tender your initial notes and you cannot get the required documents to the exchange agent on time, you may tender your initial notes by using the guaranteed delivery procedures described under the section of this prospectus entitled ‘‘The Exchange Offer—Procedures for Tendering Initial Notes—Guaranteed Delivery Procedure.’’

Withdrawal Rights	You may withdraw the tender of your initial notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated under ‘‘The Exchange Offer—Exchange Agent’’ before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Acceptance of Initial Notes and Delivery of Exchange Notes	If all the conditions to the completion of this exchange offer are satisfied, we will accept any and all initial notes that are properly tendered in this exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return any initial note that we do not accept for exchange to you without expense promptly after the expiration date. We will deliver the exchange notes to you promptly after the expiration date and acceptance of your initial notes for exchange. Please refer to the section in this prospectus entitled ‘‘The Exchange Offer—Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes.’’

Federal Income Tax Considerations Relating to the Exchange Offer	Exchanging your initial notes for exchange notes will not be a taxable event to you for United States federal income tax purposes. Please refer to the section of this prospectus entitled ‘‘Certain United States Federal Tax Considerations.’’

Exchange Agent	Wells Fargo Bank, N.A. is serving as exchange agent in the exchange offer.

Fees and Expenses	We will pay all expenses related to this exchange offer. Please refer to the section of this prospectus entitled ‘‘The Exchange Offer—Fees and Expenses.’’

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy certain of our obligations under our registration rights agreement entered into in connection with the offering of the initial notes.

Consequences to Holders Who Do Not Participate in the Exchange Offer	If you do not participate in this exchange offer:

•	except as set forth in the next paragraph, you will not necessarily be able to require us to register your initial notes under the Securities Act,

•	you will not be able to resell, offer to resell or otherwise transfer your initial notes unless they are registered under the Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act, and

•	the trading market for your initial notes will become more limited to the extent other holders of initial notes participate in the exchange offer.

You will not be able to require us to register your initial notes under the Securities Act unless:

•	the initial purchasers request us to register initial notes that are not eligible to be exchanged for exchange notes in the exchange offer and you hold such notes; or

•	you are not eligible to participate in the exchange offer or do not receive freely tradable exchange notes in the exchange offer.

In these cases, the registration rights agreement requires us to file a registration statement for a continuous exchange offer in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this paragraph. We do not currently anticipate that we will register under the Securities Act any notes that remain outstanding after completion of the exchange offer.

Please refer to the section of this prospectus entitled ‘‘The Exchange Offer—Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences.’’

Resales	It may be possible for you to resell the notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to the conditions described under ‘‘—Obligations of Broker-Dealers’’ below.

To tender your initial notes in this exchange offer and resell the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, you must make the following representations:

•	you are authorized to tender the initial notes and to acquire exchange notes, and that we will acquire good and unencumbered title thereto,

•	the exchange notes acquired by you are being acquired in the ordinary course of business,

•	you have no arrangement or understanding with any person to participate in a distribution of the exchange notes and are not participating in, and do not intend to participate in, the distribution of such exchange notes,

•	you are not an ‘‘affiliate,’’ as defined in Rule 405 under the Securities Act, of ours, or you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

•	if you are not a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of exchange notes, and

•	if you are a broker-dealer, initial notes to be exchanged were acquired by you as a result of market-making or other trading activities and you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

Please refer to the sections of this prospectus entitled ‘‘The Exchange Offer—Procedure for Tendering Initial Notes— Proper Execution and Delivery of Letters of Transmittal,’’ ‘‘Risk Factors—Risks Relating to the Exchange Offer—Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes’’ and ‘‘Plan of Distribution.’’

Obligations of Broker-Dealers	If you are a broker-dealer (1) that receives exchange notes, you must acknowledge that you will deliver a prospectus in connection with any resales of the exchange notes, (2) who acquired the initial notes as a result of market-making or other trading activities, you may use the exchange offer prospectus as supplemented or amended, in connection with resales of the exchange notes, or (3) who acquired the initial notes directly from the issuers in the initial offering and not as a result of market-making and trading activities, you must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with resales of the exchange notes.

Summary of Terms of the Exchange Notes

Issuer	Harland Clarke Holdings Corp. (formerly ‘‘Clarke American Corp.’’)

Co-Issuers	As is the case with our initial notes, the exchange notes are co-issued by most of our domestic subsidiaries, including B2Direct, Inc., Checks in the Mail, Inc., Clarke American Checks, Inc., Harland Checks and Services, Inc., Harland Clarke Corp., Harland Financial Solutions, Inc., HFS Core Systems, Inc. and Scantron Corporation.

Exchange Notes	$305,000,000 million aggregate principal amount of exchange floating rate notes due 2015 and $310,000,000 of 9.50% exchange fixed rate notes due 2015. The forms and terms of the exchange notes are the same as the form and terms of the initial notes except that the issuance of the exchange notes is registered under the Securities Act, the exchange notes will not bear legends restricting their transfer, and the exchange notes will not be entitled to registration rights under the registration rights agreement. The exchange notes will evidence the same debt as the initial notes, and both the initial notes and the exchange notes will be governed by the same indenture.

Maturity	May 15, 2015.

Interest Rates	9.50% per annum on the exchange fixed rate notes.

The Applicable LIBOR Rate (as defined) plus 4.75% on the exchange floating rate notes.

Interest Payment Dates	Exchange floating rate notes: February 15, May 15, August 15 and November 15 of each year, commencing on August 15, 2007.

Exchange fixed rate notes: May 15 and November 15 of each year, commencing on November 15, 2007.

Guarantees	As is the case with our initial notes, our obligations under the exchange notes will be jointly and severally and fully and unconditionally guaranteed on a senior unsecured basis by each of our current and future domestic subsidiaries that guarantee or are co-borrowers under our senior secured credit facilities.

Ranking	The exchange notes and the guarantees of the exchange notes will be our and the guarantors’ unsecured senior obligations. They will rank equally with all of our and the guarantors’ existing and future senior unsecured indebtedness, and will rank senior to all of our and the guarantors’ existing and future subordinated indebtedness. The notes will be effectively subordinated to all of our and the guarantors’ existing and future secured indebtedness, including indebtedness under our senior secured credit facilities, which is secured by substantially all our assets. As of March 31, 2007, the exchange notes and the guarantees were effectively subordinated to $1,805.2 million of our and the guarantors’ secured debt, and there was $89.2 million of additional availability under our $100.0 million revolving credit facility (giving effect to the issuance of $10.8 million of letters of credit).

Optional Redemption Floating rate notes	We may, at our option, redeem some or all of the exchange floating rate notes at any time on or after May 15, 2009, at the redemption prices listed under ‘‘Description of Notes— Optional Redemption—Floating Rate Notes.’’

In addition, at any time prior to May 15, 2009, we may redeem up to 35% of the exchange floating rate notes with the proceeds of certain sales of our equity at the redemption price listed under ‘‘Description of Notes—Optional Redemption—Floating Rate Notes.’’ We may make the redemption only if, after the redemption, at least 50% of the aggregate principal amount of the floating rate notes issued under the indenture remains outstanding.

At any time prior to May 15, 2009, we may, at our option, redeem some or all of the exchange floating rate notes at the ‘‘make-whole’’ price set forth under ‘‘Description of Notes—Optional Redemption—Floating Rate Notes.’’

Fixed rate notes	We may, at our option, redeem some or all of the exchange fixed rate notes at any time on or after May 15, 2011, at the redemption prices listed under ‘‘Description of Notes— Optional Redemption—Fixed Rate Notes.’’

In addition, at any time prior to May 15, 2010, we may redeem up to 35% of the exchange fixed rate notes with the proceeds of certain sales of our equity at the redemption price listed under ‘‘Description of Notes—Optional Redemption—Fixed Rate Notes.’’ We may make the redemption only if, after the redemption, at least 50% of the aggregate principal amount of the fixed rate notes issued under the indenture remains outstanding.

At any time prior to May 15, 2011, we may, at our option, redeem some or all of the exchange fixed rate notes at the ‘‘make-whole’’ price set forth under ‘‘Description of Notes—Optional Redemption—Fixed Rate Notes.’’

Mandatory Repurchase Offer	If we sell certain assets without reinvesting the proceeds or experience specific kinds of changes in control, we must offer to repurchase the notes at the prices listed under ‘‘Description of Notes—Repurchase at the Option of Holders.’’

Certain Covenants	The indenture, among other things, restricts our ability and the ability of our restricted subsidiaries to:

•	incur additional debt;

•	pay dividends and make distributions;

•	make certain investments;

•	repurchase stock;

•	incur liens;

•	enter into transactions with affiliates;

•	merge or consolidate; and

•	transfer or sell assets.

These covenants are subject to important exceptions and qualifications. For more details, see ‘‘Description of Notes—Certain Covenants.’’

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange solely to satisfy our obligations under the registration rights agreement entered into in connection with the exchange offer of the initial notes.

Absence of a Public Market for the Exchange Notes	The exchange notes are new securities with no established market for them. We cannot assure you that a market for these exchange notes will develop or that this market will be liquid. Please refer to the section of this prospectus entitled ‘‘Risk Factors—Risks Related to the Exchange Notes—There is no established trading market for the exchange notes. Further, if an active trading market does not develop for the exchange notes, or if the market is not liquid, you may not be able to resell them.’’

Form of the Exchange Notes	The exchange notes will be represented by one or more permanent global securities in registered form deposited on behalf of The Depository Trust Company with Wells Fargo Bank, N.A., as custodian. You will not receive exchange notes in certificated form unless one of the events described in the section of this prospectus entitled ‘‘Description of Notes—Exchange of Global Notes for Certificated Notes’’ occurs. Instead, beneficial interests in the exchange notes will be shown on, and transfers of these exchange notes will be effected only through, records maintained in book-entry form by The Depository Trust Company with respect to its participants.

Risk Factors

You should carefully consider the information set forth under the caption ‘‘Risk Factors’’ on page 22 of this prospectus before deciding to invest in the exchange notes.

Presentation of Certain Clarke American Financial Information

Clarke American Corp. (renamed ‘‘Harland Clarke Holdings Corp.’’ subsequent to the Acquisition) was acquired by M & F Worldwide on December 15, 2005 from Honeywell International Inc. Honeywell acquired Clarke American effective April 1, 2005, when one of its subsidiaries purchased all of the outstanding stock of the company that was then Clarke American’s indirect parent, Novar plc. Novar plc held a number of businesses, including the one Clarke American operated. Novar USA was a subsidiary of Novar plc. On May 5, 2005, Honeywell reorganized the business of Novar USA so that other businesses formerly held by Novar USA were transferred out of Novar USA, with Clarke American’s business remaining as the only one held by Novar USA. The Clarke American financial statements presented and discussed in this prospectus include periods prior to the completion of Clarke American’s acquisition by M & F Worldwide, but give effect to the acquisition by Honeywell and the subsequent reorganizations. In Clarke American’s acquisition by M & F Worldwide, Novar USA merged with and into CA Investment Corp., a wholly owned subsidiary of M & F Worldwide, with CA Investment surviving and being renamed ‘‘Clarke American Corp.’’

As a result of the acquisitions by Honeywell and M & F Worldwide and the resulting changes in ownership, under GAAP, Clarke American is required to present separately its operating results for its two predecessors. The period during which Clarke American was owned by Honeywell (April 1, 2005 to December 14, 2005) is presented as ‘‘Predecessor (Honeywell).’’ The periods prior to Clarke American’s acquisition by Honeywell (the period from January 1, 2005 to March 31, 2005, which we refer to as ‘‘the three months ended March 31, 2005,’’ and the 2004, 2003 and 2002 fiscal years) are presented as ‘‘Predecessor (Novar).’’ The periods subsequent to the acquisition by M & F Worldwide are presented as ‘‘Successor.’’ In addition, the results of operations for the Predecessor (Honeywell) period from April 1, 2005 to December 14, 2005 reflect the allocation, in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, of the purchase price paid by Honeywell to Clarke American’s assets and the corresponding increase in the carrying value of those assets that resulted in higher depreciation and amortization expenses in the Predecessor (Honeywell) period as compared to the Predecessor (Novar) periods. See the notes to Clarke American’s consolidated financial statements included elsewhere in this prospectus.

Clarke American’s Predecessor (Novar) was not a separate, stand-alone company from Novar plc during the fiscal years ended December 31, 2002, 2003 and 2004 or for the three months ended March 31, 2005, and Clarke American’s Predecessor (Honeywell) was not a separate, stand-alone company from Honeywell during the period from April 1, 2005 through December 14, 2005. The accompanying Clarke American financial statements for those periods have been prepared as if each of Clarke American’s predecessors had existed as a stand-alone company for those relevant periods and reflect balances that were directly attributable to the business Clarke American operated. Nevertheless, certain amounts of the corporate expenses of Clarke American’s then parent company that were incurred while the relevant predecessor was not a stand-alone company, including legal personnel, tax personnel, accounting personnel, risk management personnel, infrastructure and other costs, although not directly attributable to Clarke American’s business, have been allocated to the relevant predecessor company on a basis Clarke American, the relevant predecessor and the relevant parent company believed to be a reasonable reflection of the benefits received. Nevertheless, the costs as allocated to the relevant predecessor are not necessarily indicative of the costs that Clarke American would have incurred if the relevant predecessor had performed these functions as a stand-alone entity. For this reason, the financial information for periods prior to the completion of Clarke American’s acquisition by M & F Worldwide on December 15, 2005 included in this prospectus does not necessarily reflect what Clarke American’s financial position, results of operations, changes in stockholder’s equity and cash flows would have been if the relevant predecessor had been a separate, stand-alone entity during the periods presented.

Summary Historical and Pro Forma Consolidated Financial Data

Clarke American’s Summary Historical and Pro Forma Consolidated Financial Data

Clarke American’s summary historical consolidated financial data set forth below for the fiscal years ended December 31, 2004 and 2006, the period from January 1, 2005 to March 31, 2005, the period from April 1, 2005 to December 14, 2005 and the period from December 15, 2005 to December 31, 2005 have been derived from Clarke American’s audited consolidated financial statements contained elsewhere in this prospectus. Clarke American’s summary historical consolidated financial data set forth below for the three months ended March 31, 2007 and March 31, 2006 and as of March 31, 2007 have been derived from Clarke American’s unaudited consolidated financial statements contained elsewhere in this prospectus.

The summary unaudited pro forma financial information and other data presented below is derived from the unaudited pro forma consolidated financial information and related notes included under the caption ‘‘Unaudited Pro Forma Condensed Consolidated Financial Information’’ in this prospectus and presents summary unaudited pro forma financial data for the fiscal year ended December 31, 2006 and as of and for the three months ended March 31, 2007. The unaudited pro forma consolidated statement of income data reflects adjustments to Clarke American’s consolidated historical financial information to give effect to the Transactions, which are described in the introduction to ‘‘Unaudited Pro Forma Condensed Consolidated Financial Information’’ as if those Transactions occurred on January 1, 2006. The unaudited pro forma consolidated balance sheet data reflects adjustments to Clarke American’s consolidated historical financial information to give effect to the Transactions as if those Transactions occurred on March 31, 2007. The summary unaudited pro forma financial information is presented for illustrative purposes only and does not purport to present our actual results of operations had the Transactions in fact occurred on the dates specified, nor is it necessarily indicative of our results of operations that may be achieved in the future or during any fiscal year. The summary unaudited pro forma financial information is based on certain assumptions and adjustments described in the notes in the unaudited pro forma consolidated financial information and should be read in conjunction with that financial information and those notes.

Clarke American’s Predecessor (Novar) was not a separate, stand-alone company from Novar plc during the fiscal year ended December 31, 2004 or for the three months ended March 31, 2005, and Clarke American’s Predecessor (Honeywell) was not a separate, stand-alone company from Honeywell during the period from April 1, 2005 through December 14, 2005. The accompanying Clarke American financial statements for those periods have been prepared as if each of Clarke American’s predecessors had existed as a stand-alone company for those relevant periods and reflect balances that were directly attributable to the business Clarke American operated.

The data and the information provided below should be read in conjunction with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations of Clarke American,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations of Harland,’’ ‘‘Selected Historical Consolidated Financial and Operating Data,’’ ‘‘Unaudited Pro Forma Condensed Consolidated Financial Information’’ and the consolidated financial statements and the notes related to those statements of Clarke American and Harland appearing elsewhere in this prospectus.

	Predecessor (Novar)		Predecessor (Honeywell)	Successor
	Fiscal 2004	Fiscal 2005			Fiscal 2006
Operating Data	Year Ended December 31, 2004	Three Months Ended March 31, 2005	Period from April 1 to December 14, 2005	Period from December 15 to 31, 2005	Year Ended December 31, 2006	Three Months Ended March 31, 2006	Three Months Ended March 31, 2007	Pro Forma Year Ended December 31, 2006	Pro Forma Three Months Ended March 31, 2007
(dollars in millions)
Revenues	$607.6	$154.4	$439.9	$24.1	$623.9	$162.9	$164.6	$1,674.1	$425.7
Cost of revenues	353.1	91.1	285.6	17.4	389.7	100.7	102.5	970.3	246.6
Gross profit	254.5	63.3	154.3	6.7	234.2	62.2	62.1	703.8	179.1
Selling, general and administrative expenses	147.5	39.2	100.8	6.0	147.2	37.1	38.7	490.8	129.1
Operating income	107.0	24.1	53.5	0.7	87.0	25.1	23.4	213.0	50.0
Other, net	—	—	—	—	—	—	—	0.9	0.3
Interest expense, net	(19.1)	(5.6)	(2.4)	(2.8)	(60.0)	(14.6)	(15.2)	(210.3)	(52.3)
Income (loss) before income taxes	87.9	18.5	51.1	(2.1)	27.0	10.5	8.2	3.6	(2.0)
Provision (benefit) for income taxes	23.5	7.5	20.1	(0.8)	7.5	4.1	3.1	(4.6)	(1.2)
Net income (loss)	$64.4	$11.0	$31.0	$(1.3)	$19.5	$6.4	$5.1	$8.2	$(0.8)
Other Financial Data
EBITDA (1)	$130.3	$29.8	$96.2	$2.9	$141.5	$38.7	$37.2	$381.0	$91.3
Cash interest expense								$202.1	$50.3
Capital expenditures								$38.2	$8.0
Depreciation and amortization								$167.1	$40.9
Upfront contract acquisition payments (2)								$37.9	$21.4
Upfront contract payment amortization								$53.3	$12.4

Balance Sheet Data	March 31, 2007	Pro Forma March 31, 2007
	(dollars in millions)
Cash and cash equivalents	$13.9	$65.7
Working capital (deficit)	$(23.0)	$64.6
Total assets	$1,094.5	$3,416.6
Total debt	$572.0	$2,420.2
Total stockholder’s equity	$224.1	$187.6

(1)	EBITDA represents net income (loss) before interest expense, net, income taxes, depreciation and amortization (other than amortization related to upfront contract acquisition payments).
We present EBITDA because we believe it is an important measure of our performance and believe it is frequently used, as presented or as adjusted, by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We believe EBITDA provides useful information with respect to our ability to meet our future debt service, capital expenditures, working capital requirements and overall operating performance, although EBITDA should not be considered as a measure of liquidity. In addition, we utilize EBITDA when interpreting operating trends and results of operations of our business.

Our senior secured credit facilities use EBITDA (with certain adjustments, including an adjustment for upfront contract payment amortization) to measure our compliance with a maximum leverage covenant and other covenants for the benefit of our revolving lenders. EBITDA (with certain adjustments, including an adjustment for upfront contract payment amortization) is also used by the indenture governing the notes to measure covenant compliance. Our executive compensation is based on our EBITDA (with additional adjustments) performance measured against targets. EBITDA is also widely used by us and others in our industry to evaluate and price potential acquisition candidates. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:
•	it does not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;
•	it does not reflect changes in, or cash requirements for, our working capital needs;
•	it does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt, including the exchange notes;
•	although depreciation and amortization are non cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;
•	it is not adjusted for all non cash income or expense items that are reflected in our statements of cash flows;
•	it does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and
•	other companies in our industry may calculate EBITDA differently from us, limiting its usefulness as a comparative measure.
Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations, including those under the exchange notes. You should compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.
In addition, in evaluating EBITDA, you should be aware that in the future we may incur expenses, including cash expenses, similar to the various items mentioned in this presentation. Our presentation of EBITDA and such additional items should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. You are therefore cautioned not to place undue reliance on EBITDA or the items presented in conjunction with EBITDA.
The table below presents a reconciliation of net income (loss) to EBITDA for Clarke American:

	Predecessor (Novar)		Predecessor (Honeywell)	Successor
	Fiscal 2004	Fiscal 2005			Fiscal 2006		Fiscal 2007
	Year Ended December 31, 2004	Three Months Ended March 31, 2005	Period from April 1 to December 14, 2005	Period from December 15 to 31, 2005	Year Ended December 31, 2006	Three Months Ended March 31, 2006	Three Months Ended March 31, 2007
(dollars in millions)
Net income (loss)	$64.4	$11.0	$31.0	$(1.3)	$19.5	$6.4	$5.1
Interest expense, net	19.1	5.6	2.4	2.8	60.0	14.6	15.2
Provision (benefit) for income taxes	23.5	7.5	20.1	(0.8)	7.5	4.1	3.1
Depreciation and amortization	23.3	5.7	42.7	2.2	54.5	13.6	13.8
EBITDA	$130.3	$29.8	$96.2	$2.9	$141.5	$38.7	$37.2
The following items may be considered in addition to EBITDA:
Restructuring costs (a)	$0.7	$0.4	$1.8	$—	$3.3	$—	$1.2
Contingent earnout payment (b)	—	—	1.9	—	1.1	0.2	—
Impact of fair value inventory adjustment related to purchase accounting (c)	—	—	3.1	1.8	1.3	1.3	—

(a)	Reflects restructuring expenses, including adjustments, recorded in accordance with GAAP, consisting primarily of severance, post closure facility expenses and other related expenses, associated with:
•	a workforce reduction in Clarke American’s Direct to Consumer segment in 2004;
•	the closure of two facilities and a realignment of Clarke American’s sales force in 2005;
•	a reorganization of the sales and administrative functions and two facility closures during 2006; and
•	the closure of a contact center and a printing facility in 2007.

(b)	Reflects charges incurred by Clarke American under an earnout arrangement recorded as selling, general and administrative expense resulting from the 2004 purchase of Alcott Routon, Inc. The total cash payment of $3.0 million related to this earnout arrangement was paid in 2007.
(c)	Reflects the negative effect on net income of the one-time fair value inventory adjustment related to purchase accounting resulting from the Honeywell acquisition and the acquisition by M & F Worldwide effective April 1 and December 15, 2005, respectively.
The table below presents a reconciliation of income from continuing operations to EBITDA for Clarke American, Harland and our company on a pro forma basis combined, for the fiscal year ended December 31, 2006, the three months ended March 31, 2007 for Clarke American and the three months ended March 30, 2007 for Harland.

	Year Ended December 31, 2006				Three Months Ended March 31, 2007
	Clarke American Historical	Harland Historical	Adjustments	Pro Forma	Clarke American Historical	Harland Historical (three months ended March 30, 2007)	Adjustments	Pro Forma
(dollars in millions)
Income (loss) from continuing operations	$19.5	$72.9	$(84.2)	$8.2	$5.1	$15.4	$(21.3)	$(0.8)
Interest expense, net	60.0	16.0	134.3	210.3	15.2	3.3	33.8	52.3
Provision (benefit) for income taxes	7.5	41.7	(53.8)	(4.6)	3.1	9.4	(13.7)	(1.2)
Depreciation and amortization	54.5	56.9	55.7	167.1	13.8	13.0	14.2	41.0
EBITDA	$141.5	$187.5	$52.0 (a)	$381.0	$37.2	$41.1	$13.0 (a)	$91.3
The following items may be considered in addition to EBITDA:
Additional synergies (b)	$—	$—	$54.4	$54.4	$—	$—	$13.6	$13.6
Restructuring costs (c)	3.3	0.1	—	3.4	1.2	(0.1)	—	1.1
Contingent earnout payment (d)	1.1	—	—	1.1	—	—	—	—
Transaction expenses (e)	—	12.6	—	12.6	—	8.5	—	8.5
Impact of fair value inventory adjustment related to purchase accounting (f)	1.3	—	—	1.3	—	—	—	—

(a)	For the fiscal year ended December 31, 2006, pro forma adjustments include $52.0 million of the $106.4 million of synergies anticipated on an annual run-rate basis within 18 months. For the three months ended March 31, 2007, pro forma adjustments include $13.0 million of such anticipated synergies.
(b)	Reflects additional amounts relating to anticipated synergies in connection with the Transactions as if the Acquisition had occurred on January 1, 2006. Pro forma adjustments for the fiscal year ended December 31, 2006 include $52.0 million of the $106.4 million of synergies anticipated on an annual run-rate basis within 18 months, with the remaining $54.4 million of the $106.4 million of run-rate synergies anticipated within 18 months being set forth in the table above as ‘‘Additional synergies.’’ Similarly, pro forma adjustments for the three months ended March 31, 2007 include $13.0 million of the $26.6 million of synergies anticipated on a quarterly run-rate basis within 18 months, with the remaining $13.6 million of the $26.6 million of run-rate synergies anticipated within 18 months being set forth in the table above as ‘‘Additional synergies.’’ See ‘‘Summary—Cost Savings.’’
(c)	Reflects restructuring expenses, including adjustments, recorded in accordance with GAAP, consisting primarily of severance, post closure facility expenses and other related expenses associated with a reorganization of the sales and administrative function and two facility closures during 2006, as well as the closure of a contact center and a printing facility in 2007.
(d)	Reflects charges incurred by Clarke American under an earnout arrangement recorded as selling, general and administrative expense resulting from the 2004 purchase of Alcott Routon, Inc. The total cash payment of $3.0 million related to this earnout arrangement was paid in April 2007.
(e)	Reflects costs incurred by Harland in connection with the Acquisition during the year ended December 31, 2006 and for the three months ended March 30, 2007, including, but not limited to, legal, investment banking, compensation, accounting and communications expenses.
(f)	Reflects the negative effect on net income of Clarke American of the one-time fair value inventory adjustment related to purchase accounting resulting from the acquisition by M & F Worldwide effective December 15, 2005.
(2)	Upfront contract acquisition payments are cash payments made to certain customers upon the execution of and over the life of multi-year contracts. These payments are capitalized and amortized over the life of the respective contracts.

Harland’s Summary Historical Consolidated Financial Data

Harland’s summary historical consolidated financial data set forth below for the fiscal years ended December 31, 2004, 2005 and 2006 have been derived from Harland’s audited consolidated financial statements contained elsewhere in this prospectus. Harland’s summary historical consolidated financial and other data set forth below for the three months ended March 31, 2006 and March 30, 2007 and as of March 30, 2007 have been derived from Harland’s unaudited consolidated financial statements included elsewhere in this prospectus.

The data and the information provided below should be read in conjunction with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations of Harland,’’ ‘‘Selected Historical Consolidated Financial and Operating Data’’ and the financial statements and the notes related to those statements appearing elsewhere in this prospectus.

Consolidated Statements of Operations Data	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006	Three Months Ended March 31, 2006	Three Months Ended March 30, 2007
(dollars in millions)
Total sales	$790.3	$976.6	$1,050.2	$272.4	$261.1
Total cost of sales	400.4	491.2	520.8	138.2	129.0
Gross profit	389.9	485.4	529.4	134.2	132.1
Selling, general and administrative expenses	288.2	342.4	383.6	92.0	100.4
Asset impairment charges	10.3	—	—	—	—
(Gain) loss on disposal of assets	(3.4)	0.1	0.1	—	—
Amortization of other intangible assets	3.8	11.6	16.0	4.1	3.9
Income from operations	91.0	131.3	129.7	38.1	27.8
Other income (expense), net	(3.2)	(8.8)	(15.1)	(3.5)	(3.0)
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	87.8	122.5	114.6	34.6	24.8
Income taxes	32.8	46.2	41.7	13.3	9.4
Income from continuing operations before cumulative effect of change in accounting principle	55.0	76.3	72.9	21.3	15.4
Cumulative effect of change in accounting principle, net of income taxes	—	—	0.3	0.3	—
Income (loss) from discontinued operations, net of income taxes	0.1	(0.8)	(5.1)	(0.3)	(0.4)
Net income	$55.1	$75.5	$68.1	$21.3	$15.0

Balance Sheet Data	March 30, 2007
(dollars in millions)
Cash and cash equivalents	$8.4
Total assets	796.6
Long-term debt including current portion and short-term borrowings	219.7
Stockholders’ equity	320.3

 Risk Factors

Investing in the exchange notes involves a high degree of risk. Prospective investors in the exchange notes should carefully consider the following matters, as well as the other information contained in this prospectus, including our consolidated financial statements and the related notes, before making an investment in the exchange notes. While these are the risks and uncertainties we believe are most important for you to consider, you should know that they are not the only risks or uncertainties facing us or that may adversely affect our business.

Risks Related to Our Substantial Indebtedness

We have substantial indebtedness, which may adversely affect our ability to operate our business and prevent us from fulfilling our obligations under the notes.

As of March 31, 2007, on a pro forma basis after giving effect to the Transactions, we would have had total indebtedness of approximately $2,420.2 million (including $5.2 million of capital lease obligations and other indebtedness), and there would have been $89.2 million of additional availability under our new $100.0 million revolving credit facility (giving effect to the issuance of $10.8 million of letters of credit). In addition, under certain circumstances, we are permitted to incur additional term loan and/or revolving credit facility indebtedness in an aggregate principal amount of up to $250.0 million, and the terms of our senior secured credit facilities and the exchange notes will allow us to borrow substantial additional debt, including additional secured debt. Our substantial level of indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the exchange notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	limit our ability to borrow additional funds.

Our ability to make payments on the notes and our other indebtedness depends on our ability to generate sufficient cash in the future.

Our ability to make payments on our indebtedness, including the notes and our senior secured credit facilities, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control.

We are required to make scheduled payments of principal on our senior secured term loan in the amount of $18.0 million per year in equal quarterly installments. We are required to repay our senior secured term loan in full in 2014. Our revolving credit facility will mature in 2013. We may not be able to generate sufficient cash flow from operations and future borrowings may not be available to us under our senior secured credit facilities in an amount sufficient to enable us to repay our debt, including the notes, or to fund our other liquidity needs. If our future cash flow from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt, including the notes, on or before maturity. We may not be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing and future indebtedness, including the notes and our senior secured credit facilities, may limit our ability to pursue any of these alternatives.

Despite our current indebtedness levels, we may still be able to incur substantially more debt. Additional indebtedness could exacerbate the risks associated with our substantial leverage.

We may be able to incur substantial additional indebtedness in the future. The terms of our senior secured credit facilities and the indenture governing the notes do not fully prohibit us from doing so. In addition, on a pro forma basis, as of March 31, 2007, there would have been $89.2 million of additional availability under our $100.0 million revolving credit facility (giving effect to the issuance of $10.8 million of letters of credit), all of which is secured by substantially all of our assets and therefore ranks effectively senior to our and the guarantors’ obligations under the exchange notes to the extent of the value of the assets securing the senior secured credit facilities. Under certain circumstances, we are permitted to incur additional term loan and/or revolving credit facility indebtedness under our senior secured credit facilities in an aggregate principal amount of up to $250.0 million. In addition, the terms of the senior secured credit facilities and the exchange notes allow us to borrow substantial additional debt, including additional secured debt. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify. See ‘‘Description of Other Indebtedness’’ and ‘‘Description of Notes—Certain Covenants.’’

Covenant restrictions under our indebtedness may limit our ability to operate our business.

The indenture governing the notes and the agreement governing our senior secured credit facilities contain, among other things, covenants that restrict our and our subsidiaries’ ability to finance future operations or capital needs or to engage in other business activities. The indenture restricts, among other things, our and our subsidiaries’ ability to:

•	incur or guarantee additional indebtedness;

•	make certain investments;

•	make restricted payments;

•	pay certain dividends or make other distributions;

•	incur liens;

•	enter into transactions with affiliates; and

•	merge or consolidate or transfer and sell assets.

Our senior secured credit facilities contain customary affirmative and negative covenants that are similar to those in the indenture governing the notes, including, among other things, restrictions on indebtedness, liens, mergers and consolidations, sales of assets, loans, investments, acquisitions, restricted payments, transactions with affiliates, dividends and other payment restrictions affecting subsidiaries and sale-leaseback transactions.

In addition, our credit agreement requires us to maintain a maximum consolidated leverage ratio for the benefit of the lenders under our revolving credit facility only. See ‘‘Description of Other Indebtedness—Senior Secured Credit Facilities.’’

These restrictions described above may limit our ability to operate our businesses and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise.

Risks Related to the Exchange Notes

Your right to receive payments on the exchange notes is effectively subordinated to the rights of our and the guarantors’ existing and future secured creditors, including the lenders under our senior secured credit facilities.

Holders of our and the guarantors’ existing and future secured indebtedness, including indebtedness under our senior secured credit facilities, will have claims that are prior to your claims as holders of the exchange notes to the extent of the value of the assets securing that other indebtedness.

Our senior secured credit facilities are secured by substantially all of our and the guarantors’ assets and are further collateralized by a pledge of our domestic subsidiaries’ common stock and 65% of the voting stock of our direct foreign subsidiaries. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding up, liquidation, reorganization, or other bankruptcy proceeding, holders of secured indebtedness will have prior claims to those of our assets that constitute their collateral. Holders of the exchange notes will participate ratably with all holders of our and the guarantors’ other unsecured and senior indebtedness, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the circumstances described in the preceding sentences, we may not have sufficient assets to pay amounts due on the exchange notes. As a result, holders of exchange notes may receive less, ratably, than holders of secured indebtedness.

As of March 31, 2007, on a pro forma basis giving effect to the Transactions, the aggregate amount of our senior secured indebtedness would have been approximately $1,805.2 million, and there would have been $89.2 million of additional availability under our $100.0 million revolving credit facility (giving effect to the issuance of $10.8 million of letters of credit). We are permitted to borrow additional indebtedness, including senior debt and secured debt, under the terms of the indenture and our senior secured credit facilities. In addition, under certain circumstances, we are permitted to incur additional term loan and/or revolving credit facility indebtedness in an aggregate principal amount of up to $250.0 million. See ‘‘Description of Notes—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’ and ‘‘Description of Other Indebtedness.’’

Your right to receive payment on the exchange notes will be effectively subordinated to the liabilities of our subsidiaries that are not obligors under the exchange notes.

While all of our domestic subsidiaries will be joint and several co-issuers and/or guarantors of the exchange notes when they are issued, not all of our current or future subsidiaries are required to be guarantors or co-issuers under the exchange notes. For example, our foreign subsidiaries, any of our subsidiaries that are not obligors under the senior secured credit facilities and our immaterial subsidiaries will not be guarantors or co-issuers under the exchange notes. Creditors of our non-guarantor subsidiaries (including trade creditors) will generally be entitled to payment from the assets of those subsidiaries before those assets can be distributed to us. As a result the exchange notes will effectively be subordinated to the prior payment of all of the debts (including trade payables) of our non-guarantor subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. Our subsidiaries that have their debt accelerated may not be able to repay such indebtedness. Our assets and our subsidiaries’ assets may not be sufficient to fully repay the exchange notes and our other indebtedness.

Federal and state statutes may allow courts, under specific circumstances, to void the exchange notes and the guarantees and require noteholders to return payments received from us or the guarantors.

Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, the notes could be voided, or claims in respect of the exchange notes or the guarantees could be subordinated to our other debts if, at that time, among other things (1) we issued the exchange notes with the intent of hindering, delaying or defrauding current or future creditors; or (2) we received less than reasonably equivalent value or fair consideration for the incurrence of such notes, and, in the case of clause (2), we:

•	were insolvent or rendered insolvent by reason of such incurrence;

•	were engaged, or were about to engage, in a business or transaction for which our remaining assets constituted unreasonably small capital to carry on our business; or

•	intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they mature.

Similar risks and considerations apply with respect to the co-issuance of the exchange notes by the co-issuers and the issuance of the guarantees by the guarantors. The measures of insolvency for purposes of these fraudulent conveyance laws will vary depending upon the law of the jurisdiction that is being applied in any such proceeding to determine whether a fraudulent conveyance has occurred. Generally, however, an entity would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We may not be able to raise the funds necessary to finance the change of control offer required by the indenture.

Upon the occurrence of a change of control, we will be required to offer to repurchase all outstanding exchange notes at 101% of their principal amount plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the exchange notes in addition to any payments under our senior secured credit facilities that may be required in connection with such change of control. Further, we may be contractually restricted under the terms of our other indebtedness from repurchasing all the exchange notes tendered by holders upon a change of control, and we may not be able to obtain the necessary consents under our other indebtedness to make such repurchases. Our failure to make or complete the change of control offer or pay the change of control purchase price when due will give the trustee and the holders of the exchange notes the right to declare an event of default and accelerate the repayment of the exchange notes as described under the section in this prospectus entitled ‘‘Description of Notes—Events of Default and Remedies.’’ This event of default under the indenture would in turn constitute an event of default under our senior secured credit facilities. See ‘‘Description of Notes—Repurchase at the Option of Holders—Change of Control.’’

There is no established trading market for the exchange notes. Further, if an active trading market does not develop for the exchange notes, or if the market is not liquid, you may not be able to resell them.

The issuance of the exchange notes will be registered under the Securities Act, but the exchange notes will constitute an issue of securities with no established trading market, and there is a risk that:

•	a liquid trading market for the exchange notes may not develop;

•	holders may not be able to sell their exchange notes; and

•	the price at which the holders would be able to sell their exchange notes may be lower than anticipated and lower than the principal amount or original purchase price.

Future trading prices of the exchange notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. The initial purchasers of the initial notes were Credit Suisse Securities (USA) LLC, Bear, Stearns & Co. Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. We were informed by the initial purchasers that they intended to make a market in the exchange notes after the exchange offer. However, the initial purchasers are not obligated to make a market in the exchange notes and may discontinue their market making activities at any time without notice. Therefore, an active market for exchange notes may not develop or, if developed, may not continue.

In addition, the market for non-investment grade debt securities historically has been subject to disruptions that have caused price volatility independent of the operating and financial performance of the issuers of these securities. It is possible that the market for the exchange notes will be subject to these kinds of disruptions. Accordingly, declines in the liquidity and market price of the exchange notes may occur independent of our operating and financial performance. A liquid market for the exchange notes may not develop and subsequent to their initial issuance, the exchange notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

In addition, any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes may be deemed to have received restricted securities, and if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. See ‘‘Plan of Distribution.’’

Risks Related to the Exchange Offer

Your initial notes will not be accepted for exchange if you fail to follow the exchange procedures.

We will not accept your initial notes for exchange if you do not follow the exchange offer procedures. We will issue exchange notes as part of this exchange offer only after a timely receipt of your initial notes including acceptance of the terms and conditions of the exchange offer through DTC, and all other required documents. Therefore, if you wish to tender your initial notes please allow sufficient time to ensure timely delivery. If we do not receive your initial notes, letter of transmittal and other required documents by the time of expiration of the exchange offer, either in physical or electronic form as set forth in this prospectus, we will not accept your initial notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of outstanding initial notes for exchange. If there are defects or irregularities with respect to your tender of initial notes, either in physical or electronic form as set forth in this prospectus, we will not accept your initial notes for exchange.

Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the Commission contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under ‘‘Plan of Distribution,’’ you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes under the Securities Act, you may incur liability under this act. We do not and will not assume, or indemnify you against, this liability.

Risks Related to Our Business

We may not be able to integrate successfully Harland’s business, and we may not be able to achieve the cost savings or synergies we currently expect, which could have a material and adverse effect on our business, prospects, results of operations and financial condition.

Although each of Clarke American and Harland had acquired businesses in the past, we may not be able to integrate successfully Harland’s business. The process of integrating acquired businesses involves numerous risks, including, among others:

•	difficulties in assimilating operations and products;

•	diversion of management’s attention from other business concerns to focus on new businesses and integration issues;

•	risks of operating businesses in which we have limited or no direct prior experience;

•	potential loss of our key employees or of those of the acquired businesses;

•	potential exposure to unknown liabilities; and

•	possible loss of our clients or of those of the acquired businesses.

In addition, it may cost more than the $64.8 million we have anticipated to achieve synergies, and we may not be able to achieve the expected cost savings and synergies to the degree or at the times we currently expect.

The acquisition of Harland has also greatly increased the size of our company, and we may be unable to manage the increase in scale successfully. The failure to manage the increase in scale successfully could have a material and adverse effect on our business, prospects, results of operations and financial condition.

We may not be able to retain all of Clarke American’s and Harland’s historical clients after the Acquisition, which may have a material, adverse effect on our business prospects, results of operations and financial condition.

For various reasons, our clients may not remain as our clients following the completion of the Acquisition. A number of Harland Clarke’s historical contracts are terminable upon short notice or at will. Furthermore, change of control, non-competition and other provisions in certain of our contracts may give clients the right to terminate those contracts as a result of the Acquisition. The loss of a significant number of clients as a result of the Acquisition may have a material, adverse effect on our business prospects, results of operations and financial condition.

Account data breaches involving stored client data or misuse of such data could adversely affect our reputation, revenues, profits and growth.

We, our clients, and other third parties store customer account information relating to our checks. In addition, a number of clients use the HFS products and Scantron products to store and manage sensitive customer and student information. Any breach of the systems on which sensitive customer data and account information are stored or archived and any misuse by our own employees, by employees of data archiving services or by other unauthorized users of such data could lead to fraudulent activity involving our clients and our financial institution clients’ customers’ information and/or funds, damage the reputation of our brands and result in claims against us. If we are unsuccessful in defending any lawsuit involving such data security breaches or misuse, we may be forced to pay damages, which could materially and adversely affect our profitability and could have a material adverse impact on our transaction volumes, revenue and future growth prospects. In addition, such breaches could adversely affect our financial institution clients’ perception as to our reliability, and could lead to the termination of client contracts.

Legislation and contracts relating to protection of personal data could limit or harm our future business.

We are subject to state and federal laws and regulations regarding the protection of consumer information commonly referred to as ‘‘non-public personal information.’’ Examples include the federal financial modernization law known as the Gramm-Leach-Bliley Act and the regulations implementing its privacy and information security requirements, as well as other privacy and data security federal and state laws and regulations. We are also subject to additional requirements in many of our contracts with financial institution clients, which are often more restrictive than the regulations. These laws, regulations and agreements require us to develop and implement policies to protect non-public personal information and to disclose these policies to consumers before a customer relationship is established and periodically thereafter. The laws, regulations, and agreements limit our ability to use or disclose non-public personal information for other than the purposes originally intended.

Where not preempted by the provisions of the Gramm-Leach-Bliley Act, states may enact legislation or regulations that are more restrictive on our use of data. In addition, more restrictive legislation or regulations have been introduced in the past and could be introduced in the future in

Congress and the states and could have a negative impact on our business, results of operations or prospects. Additionally, future contracts may impose even more stringent requirements on us which could increase our operating costs, as well as interfere with the cost savings we are trying to achieve.

The financial services sector is also subject to various federal and state regulations and oversight. As a supplier of services to financial institutions, certain Harland Clarke and HFS operations are examined by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation, among other agencies, to confirm our ability to maintain data security. These agencies regulate and audit services we provide and the manner in which we operate, and we are required to comply with a broad range of applicable laws and regulations. Adverse audit findings could impact our ability to continue to render services or require investment in corrective measures. Moreover, current laws and regulations may be amended in the future or interpreted by regulators in a manner which could negatively impact Harland Clarke or HFS operations or limit HFS’s future growth.

The use of our Scantron products to store and manage student and other educational data may be subject to The Family Education Rights and Privacy Act of 1974, commonly known as FERPA, which is a federal law that protects the privacy of student education records in connection with its web-based assessment services. Many states have enacted similar laws to protect the privacy of student data. The operation of websites by Scantron that are accessed by children under the age of 13 is subject to the Children’s Online Privacy Protection Act of 1998, commonly known as COPPA. The collection of patient data through Scantron’s survey services is subject to the Health Insurance Portability and Accountability Act of 1996, commonly known as HIPAA, which protects the privacy of patient data. Scantron is also subject to the Gramm-Leach-Bliley Act.

New laws and regulations may be adopted in the future with respect to the Internet, e-commerce or marketing practices generally relating to consumer privacy. Such laws or regulations may impede the growth of the Internet and/or use of other sales or marketing vehicles. As an example, new privacy laws could decrease traffic to our websites, decrease telemarketing opportunities and decrease the demand for our products and services. Additionally, the applicability to the Internet of existing laws governing property ownership, taxation, libel and personal privacy is uncertain and may remain uncertain for a considerable length of time.

We may experience processing errors or software defects that could harm our business and reputation.

We use sophisticated software and computing systems to process check orders for our clients and in the HFS and Scantron businesses. We may experience difficulties in installing or integrating our technologies on platforms used by our clients. Furthermore, certain financial institution clients of Harland Clarke have integrated certain components of their systems with ours, permitting our operators to effect certain operations directly into our financial institution clients’ customers’ accounts. Errors or delays in the processing of check orders, software defects or other difficulties could result in:

•	loss of clients;

•	additional development costs;

•	diversion of technical and other resources;

•	negative publicity; or

•	exposure to liability claims.

We may not successfully implement any or all components of our business strategy or realize all of our expected cost savings, which could reduce our revenues and profitability.

The primary components of our business strategy are to cross-sell between business segments, capitalize on complementary offerings across Harland Clarke’s client base, cross-sell software products into our combined client base, continue focusing on software-enabled testing and assessment products while expanding the offering of survey services to financial institutions, and continue to reduce costs and generate strong cash flow.

We may not be able to fully implement any or all components of our business strategy or realize, in whole or in part or within the timeframes anticipated, the efficiency improvements or expected cost savings from this strategy. Our strategy is subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. Additionally, our business strategy may change from time to time. As a result, we may not be able to achieve our expected results of operations.

We may be unable to protect our rights in intellectual property, and third party infringement or misappropriation may materially adversely affect our profitability.

We rely on a combination of measures to protect our intellectual property, among them, registering trademarks and copyrights, patenting inventions, implementing procedures that afford trade secret status and protection to our proprietary information, such as entering into third party non-disclosure and intellectual property assignment agreements, and maintaining our intellectual property by entering into licenses that grant only limited rights to third parties. We may be required to spend significant resources to protect, monitor and police our trade secrets, proprietary know-how trademarks and other intellectual property rights. Despite our efforts to protect our intellectual property, third parties or licensees may infringe or misappropriate our intellectual property. The confidentiality agreements that are designed to protect our trade secrets and proprietary know-how could be breached, or our trade secrets and proprietary know-how might otherwise become known by others. We may not have adequate remedies for infringement or misappropriation of our intellectual property rights or for breach of our confidentiality agreements. The loss of intellectual property protection or the inability to enforce our intellectual property rights could harm our business and ability to compete.

We may be unable to maintain our licenses to use third party intellectual property on favorable terms.

A significant portion of our revenues derives from the sale of products bearing third party trademarks or designs pursuant to royalty-bearing licenses. Typically, these licenses are for a term of between two and three years, and some licenses may be terminated at the licensor’s option upon a change of control. There can be no guarantee that such licenses will be renewed or will continue to be available to us on terms that would allow us to continue to sell the licensed products profitably.

Third parties may claim we infringe on their intellectual property rights.

Third parties may assert intellectual property infringement claims against us in the future. In particular, there has been a substantial increase in the issuance of patents for Internet related systems and business methods, which may have broad implications for participants in technology and service sectors. Claims for infringement of these patents are increasingly becoming a subject of litigation. Because some patent applications are maintained in secrecy for a period of time, there is also a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third party patent once that patent is issued. Responding to these infringement claims may require us to enter into royalty-bearing license agreements, to stop selling or to redesign affected products, services and technologies, to pay damages, and/or to satisfy indemnification commitments under agreements with our licensees. In the event that our trademarks are successfully challenged by third parties, we could be forced to rebrand our products, which could result in the loss of brand recognition. Future litigation relating to infringement claims could also result in substantial costs to us and a diversion of management resources. Adverse determinations in any litigation or proceeding could also subject us to significant liabilities and could prevent us from using some of our products, services or technologies.

We are dependent upon third party providers for significant information technology needs, and an interruption of services from these providers could materially and adversely affect our operations.

We have entered into agreements with third party providers for the licensing of certain software and the provision of information technology services, including software development and support services, and personal computer, telecommunications, network server and help desk services. In the event that one or more of these providers is not able to provide adequate information technology services or terminates a license or service, we would be adversely affected. Although we believe that information technology services and substantially equivalent software and services are available from numerous sources, a failure to perform or a termination by one or more of our service providers could cause a disruption in our business while we obtain an alternative source of supply and we may not be able to find such an alternative source on commercially reasonable terms, or at all.

We depend upon the talents and contributions of a limited number of individuals, many of whom would be difficult to replace, and the loss or interruption of their services could materially and adversely affect our business, financial condition and results of operations.

Our business is largely driven by the personal relationships of our senior management team. Despite executing employment agreements with certain members of our senior management team, these individuals may discontinue service with us and we may not be able to find individuals to replace them at the same cost to us or at all. We have not obtained key person insurance for any member of our senior management team. The loss or interruption of the services of these executives could have a material adverse effect on our business, financial condition and results of operations.

We face uncertainty with respect to future acquisitions, and unsuitable or unsuccessful acquisitions could materially and adversely affect our business, prospects, results of operations and financial condition.

We have acquired complementary businesses in the past, and we may pursue acquisitions of complementary businesses in the future. We cannot predict whether suitable acquisition candidates can be acquired on acceptable terms or whether future acquisitions, even if completed, will be successful. Future acquisitions by us could result in the incurrence of contingent liabilities, debt or amortization expenses relating to intangible assets which could materially adversely affect our business, results of operations and financial condition. Moreover, the success of any past or future acquisition will depend upon our ability to integrate effectively the acquired businesses.

We also cannot predict whether any acquired products, technologies or businesses will contribute to our revenues or earnings to any material extent or whether cost savings and synergies we expect at the time of the acquisition can be realized once the acquisition has been completed. Furthermore, if we incur additional indebtedness to finance an acquisition, we cannot predict whether the acquired business will be able to generate sufficient cash flow to service that additional indebtedness.

Unsuitable or unsuccessful acquisitions could therefore have a material and adverse effect on our business, prospects, financial condition and results of operations.

We may be subject to sales and other taxes, which could have adverse effects on our business.

In accordance with current federal, state and local tax laws, and the constitutional limitations thereon, we currently collect sales, use or other similar taxes in state and local jurisdictions where we have a physical presence. One or more state or local jurisdictions may seek to impose sales tax collection obligations on us and other out-of-state companies which engage in remote or online commerce. Several U.S. states have taken various initiatives to prompt retailers to collect local and state sales taxes on purchases made over the Internet. Furthermore, tax law and the interpretation of constitutional limitations thereon is subject to change. In addition, any new operations of these businesses in states where they do not currently have a physical presence could subject shipments of goods by these businesses into such states to sales tax under current or future laws. If one or more state or local jurisdictions successfully asserts that we must collect sales or other taxes beyond our current practices, it could have a material, adverse affect on our business.

We may be subject to environmental risks, and liabilities for environmental compliance or cleanup could have a material, adverse effect on our profitability.

Our operations are subject to many existing and proposed federal, state, local and foreign laws and regulations pertaining to pollution and protection of human health and the environment, the violation of which can result in substantial costs and liabilities, including material civil and criminal fines and penalties. Such requirements include those pertaining to air emissions; wastewater discharges; occupational safety and health; the generation, handling, treatment, remediation, use, storage, transport, release, and exposure to hazardous substances and wastes. Under certain of these laws and regulations, such as the federal Superfund statute, the obligation to investigate and remediate contamination at a facility may be imposed on current and former owners or operators or on persons who may have sent waste to that facility for disposal. In addition, environmental laws and regulations, and interpretation or enforcement thereof, are constantly evolving and any such changes could impact the business, financial condition or results of operations. Enforcement of these laws and regulations may require the expenditure of material amounts for environmental compliance or cleanup.

Our operations use hazardous materials in the printing process and generate wastewater and air emissions. Some of our historic check and form printing operations at current and former facilities used hazardous materials in greater quantities. In some instances, we have sold these facilities and agreed to indemnify the buyer of the facility for certain environmental liabilities. We may also be subject to liability under environmental laws and regulations for environmental conditions at our current or former facilities or in connection with the disposal of waste generated at these facilities. Although we are not aware of any fact or circumstance which would require the expenditure of material amounts for environmental compliance or cleanup, if environmental liabilities are discovered at our current or former facilities or at locations where our wastes were disposed, we could be required to spend material amounts for environmental compliance or cleanup.

It is generally not possible to predict the ultimate total costs relating to any remediation that may be demanded at any environmental site due to, among other factors, uncertainty regarding the extent of prior pollution, the complexity of applicable environmental laws and regulations and their interpretations, uncertainty regarding future changes to such laws and regulations or their enforcement, the varying costs and effectiveness of alternative cleanup technologies and methods, and the questionable and varying degrees of responsibility and/or involvement by us.

M & F Worldwide, our indirect parent company, and its principal stockholder have significant influence over us, and they could delay, deter or prevent a change of control or other business combination or otherwise cause us to take actions with which you may disagree.

MacAndrews & Forbes Holdings Inc. is a corporation wholly owned by Mr. Ronald O. Perelman. Mr. Perelman, directly and through MacAndrews & Forbes Holdings Inc., beneficially owned, as of May 31, 2007, approximately 38.4% of the outstanding common stock of M & F Worldwide, our indirect parent company, which beneficially owns 100% of our stock and is traded on the New York Stock Exchange. In addition, half of our directors and two of M & F Worldwide’s directors, as well as M & F Worldwide’s senior executives, are affiliated with MacAndrews & Forbes Holdings Inc. As a result, MacAndrews & Forbes Holdings Inc. and its sole stockholder possess significant influence over our business decisions. The interests of our sole stockholder might conflict with your interests as a holder of exchange notes and it may cause us to pursue transactions that, in its judgment, could enhance its equity investment, even though such transactions may involve significant risks to you as a holder of exchange notes. For more information regarding our ownership structure, see ‘‘Summary— Organizational Structure’’ and ‘‘Principal Stockholders.’’

Risks Related to Harland Clarke

The paper check industry overall is a mature industry and check usage is declining. Our business will be harmed if check usage declines faster than expected.

Check and related products and services, including delivery services, account for most of our revenues on a pro forma basis. The check industry overall is a mature industry. The number of checks written in the United States has declined in recent years, and we believe that it will continue to decline due to the increasing use of alternative payment methods, including credit cards, debit cards, smart cards, automated teller machines, direct deposit, wire transfers, electronic and other bill paying services, home banking applications and Internet based payment services. According to Global Concepts, Inc., an independent consulting firm hired by the Federal Reserve to analyze check writing patterns, the number of checks written has declined at a compound annual rate of approximately 4.0% from 2000 to 2003 and is forecast to decline at a compound annual rate of approximately 3.7% from 2004 to 2009. The actual rate and extent to which alternative payment methods will achieve consumer acceptance and replace checks, whether as a result of legislative developments, personal preference or otherwise, cannot be predicted with certainty. Changes in technology or the widespread adoption of current technologies may also make alternative payment methods more popular. An increase in the use of any of these alternative payment methods could have a material adverse effect on the demand for checks and a material adverse effect on our business, results of operations and prospects.

Consolidation among financial institutions may adversely affect our relationships with our clients and our ability to sell our products and may therefore result in lower revenues and profitability.

Mergers, acquisitions and personnel changes at financial institutions may adversely affect our business, financial condition and results of operations. In 2006 and for the three months ended March 31, 2007, on a pro forma basis, financial institutions accounted for approximately 82% and 84%, respectively, of Harland Clarke revenues. In recent years, the number of financial institutions has declined due to consolidation. Consolidation among financial institutions could cause us to lose current and potential clients as such clients are, for example, acquired by financial institutions with pre-existing relationships with our competitors. This concentration greatly increases the importance of retaining our major financial institution clients and attracting significant additional clients. The increase in general negotiating leverage possessed by such consolidated entities also presents a risk that new and/or renewed contracts with these institutions may not be secured on terms as favorable as those historically negotiated with these clients. Consolidation among financial institutions could therefore decrease our revenues and profitability.

We are dependent on a few large clients, and adverse changes in our relationships with these highly concentrated clients may adversely affect our revenues and profitability.

The majority of Harland Clarke sales have been, and very likely will continue to be, concentrated among a relatively small group of clients. In 2006 and for the three months ended March 31, 2007, on a pro forma basis, the top 20 Harland Clarke clients represented approximately 42% and 41%, respectively, of Harland Clarke revenues, with sales to Bank of America representing a significant portion of revenues. A number of Harland Clarke client contracts may be terminated by the client for convenience upon written notice or ‘‘for cause.’’ In addition, for various reasons, our clients may not remain as our clients following the completion of the Acquisition. See ‘‘—We may not be able to retain all of Clarke American’s and Harland’s historical clients after the Acquisition, which may have a material, adverse effect on our business prospects, results of operations and financial condition.’’ A significant decrease or interruption in business from any of our significant clients, or the termination of our contracts with any of our most significant clients, could have a material adverse effect on our revenues and profitability.

Our financial results can also be adversely affected by the business practices and actions of our large clients in a number of ways, including timing, size and mix of product orders and supply chain management. Several contracts with our significant clients expire over the next several years. We may not be able to renew them on terms favorable to us, or at all. The loss of one or more of these clients or a shift in the demand by, distribution methods of, pricing to, or terms of sale to, one or more of these clients could materially adversely affect us. The write-off of any significant receivable due from delays in payment or return of products by any of our significant clients would also adversely impact our revenues and profitability.

We face intense competition and pricing pressures in certain areas of our business, which could result in lower revenues, higher costs and lower profitability.

The check printing industry is intensely competitive. In addition to competition from alternative payment methods, we also face considerable competition from other check printers and other similar providers of printed products. The principal factors on which we compete are service, convenience, quality, product range and price. We may not be able to compete effectively against current and future competitors, which could result in lower revenues, higher costs and lower profitability.

Interruptions or adverse changes in our vendor or supplier relationships or delivery services could have a material adverse effect on our business.

We have strong relationships with many of the country’s largest paper mills and ink suppliers. These relationships afford us certain purchasing advantages, including stable supply and favorable pricing arrangements. Our supplier arrangements are by purchase order and terminable at will at the option of either party. While we have been able to obtain sufficient paper supplies during recent paper shortages and otherwise, in part through purchases from foreign suppliers, we are subject to the risk that we will be unable to purchase sufficient quantities of paper to meet our production requirements during times of tight supply. An interruption in our relationship with service providers for our digital printers could compromise our ability to fulfill pending orders for checks and related products. Any interruption in supplies or service from these or other vendors or suppliers or delivery services could result in a disruption to our business if we are unable to readily find alternative service providers at comparable rates.

Increased production and delivery costs, such as fluctuations in paper costs, could materially adversely affect our profitability.

Increases in production costs such as paper and labor could adversely affect our profitability, our business, our financial condition and results of operations. For example, our principal raw material in the Harland Clarke business is paper. Any significant increase in paper prices as a result of a short supply or otherwise would adversely affect our costs. In addition, disruptions in parcel deliveries or increases in delivery rates, which are often tied to fuel prices, could also increase our costs. Our contracts with Harland Clarke’s clients may contain certain restrictions on our ability to pass on to clients increased production costs or price increases. In addition, competitive pressures in the check industry may have the effect of inhibiting our ability to reflect these increased costs in the prices of our products and services.

Softness in direct mail response rates could have an adverse impact on our operating results.

Our direct to consumer Harland Clarke business has experienced declines in response and retention rates related to direct mail promotional materials. We believe that these declines are attributable to a number of factors, including the decline in check usage, the overall increase in direct mail solicitations received by our target clients, and the multi-box promotional strategies employed by us and our competitors. To offset these factors, we may have to modify and/or increase our marketing efforts, which could result in increased expense.

The profitability of our direct to consumer Harland Clarke business depends in large part on our ability to secure adequate advertising media placements at acceptable rates, as well as the consumer response rates generated by such advertising. Suitable advertising media may not be available at a reasonable cost, or available at all. Furthermore, the advertising we utilize may not be effective. Competitive pricing pressure may inhibit our ability to reflect any of these increased costs in the prices of our products. We may not be able to sustain our current levels of profitability as a result.

Risks Related to the HFS and Scantron Businesses

If we fail to continually improve the HFS and Scantron products, effectively manage our product offerings and introduce new products and service offerings, our competitive position could erode and our business may suffer.

The markets for the HFS and Scantron products are characterized by technological change, evolving industry standards, changes in client requirements and frequent new product introductions and enhancements. The markets for providing technological solutions to financial institutions, educational organizations and other enterprises have been and continue to be intensely competitive, which requires that we continually improve our existing products and create new products while at the same time controlling our costs. We face intense competition from a number of national, regional and local providers of software, some of whom may have greater financial and other resources than we have or may have greater familiarity with our prospective clients than we do. Our future success will depend in part upon our ability to:

•	continue to enhance and expand our existing products and services;

•	make our products compatible with future and existing interfaces that achieve popularity within the business application marketplace, including current and future versions of Windows, Unix and IBM iSeries;

•	enter new markets; and

•	develop and introduce new products and new services that satisfy increasingly sophisticated client requirements, keep pace with technological and regulatory developments, provide client value and are accepted in the market.

We may not successfully anticipate and develop product enhancements or new products and services to adequately address changing technologies and client requirements. Any such products, solutions or services may not be successful in the marketplace or may not generate expected revenues or cash flow, and the business and results of operations of the HFS and Scantron businesses may be materially and adversely affected as a result.

The revenues, cash flows and results of operations of the HFS business may be reduced if we need to lower prices or offer other favorable terms on our products and services to meet competitive pressures in the software industry.

The market for providing technological solutions to financial institutions has been and continues to be intensely competitive. Some of our competitors have advantages over us due to their significant worldwide presence, longer operating and product development history, larger installed client base, and substantially greater financial, technical and marketing resources. In response to competition, we have been required in the past, and may be required in the future, to furnish additional discounts to clients, otherwise modify our pricing practices or offer more favorable payment terms or more favorable contractual implementation terms. These developments have and may increasingly negatively impact the revenues, cash flows and results of operations of the HFS business.

Consolidation among financial institutions may adversely affect our relationships with HFS clients and our ability to sell our products and may therefore result in lower revenues and profitability.

Mergers, acquisitions and personnel changes at financial institutions may adversely affect the HFS business, financial condition and results of operations. In 2006 and for the three months ended March 31, 2007, on a pro forma basis, financial institutions accounted for approximately 88% and 87%, respectively, of HFS revenues. In recent years, the number of financial institutions has declined due to consolidation. Consolidation among financial institutions could cause us to lose current and potential clients as such clients are, for example, acquired by financial institutions with pre-existing relationships with our competitors. This concentration greatly increases the importance of retaining our major financial institution clients and attracting significant additional clients. The increase in general negotiating leverage possessed by such consolidated entities also presents a risk that new and/or renewed contracts with these institutions may not be secured on terms as favorable as those historically negotiated with these clients. Consolidation among financial institutions could therefore decrease our revenues and profitability.

Downturns in general economic and market conditions and reductions in information technology budgets could cause decreases in demand for our software and related services which could negatively affect our revenues, cash flows and results of operations.

Our revenues, cash flows and results of operations depend on the overall demand for our products, software and related services. Economic downturns in one or more of the countries in which we do business could result in reductions in the information technology, or IT, budgets for some portion of our clients. Such reductions could result in delays or cancellations of client purchases and could have a material adverse effect on our business, financial position, results of operations and cash flows. Prolonged economic slowdowns may result in clients requiring us to renegotiate existing contracts on less advantageous terms than those currently in place or default on payments due on existing contracts.

As our software offerings increase in number, scope and complexity, our need to prevent any undetected errors and to correct any identified errors may increase our costs, slow the introduction of new products and we may become subject to warranty or product liability claims which could be costly to resolve and result in negative publicity.

Although we test each of our new products and product enhancement releases and evaluate and test the products we obtain through acquisitions before introducing them to the market, significant errors may be found in existing or future releases of our software products, with the possible result that significant resources and expenditures may be required in order to correct such errors or otherwise satisfy client demands. In addition, defects in our products or difficulty integrating our products with our clients’ systems could result in delayed or lost revenues, warranty or other claims against us by clients or third parties, adverse client reaction and negative publicity about us or our products and services or reduced acceptance of our products and services in the marketplace, any of which could have a material adverse effect on our business, financial position, results of operations and cash flows.

Errors, defects or other performance problems of our products could result in harm or damage to our clients and expose us to liability, which may adversely affect our business and operating results.

Because our clients may use our products for mission critical applications, errors, defects or other performance problems may cause financial or other damages to our clients and result in claims for substantial damages against us, regardless of our responsibility for such errors, defects or other performance problems. For example, HFS has been brought into actions challenging certain provisions in HFS’s lending products. In addition, there is a risk that HFS clients use HFS products that may not be up-to-date with regulations or market practice.

The terms of our contracts with our clients are generally designed to limit our liability for errors, defects or other performance problems and damages relating to such errors, defects or other performance problems, but these provisions may not be enforced by a court or otherwise effectively protect us from legal claims. Our liability insurance may not be adequate to cover all of the costs resulting from these legal claims. Our current liability insurance coverage may not continue to be available on acceptable terms and insurers may deny coverage as to any future claim. The successful assertion against us of one or more large claims that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or coinsurance requirements, could have a material adverse effect on our business, financial position, results of operations and cash flows. Furthermore, even if we succeed in the litigation, we are likely to incur additional costs and our management’s attention might be diverted from our normal operations.

Failure to hire and retain a sufficient number of qualified IT professionals could have a material adverse effect on our business, results of operations and financial condition.

Our business of delivering professional IT services is labor intensive, and, accordingly, our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly skilled IT professionals. We believe that there is a growing shortage of, and significant competition for, IT professionals in the United States who possess the technical skills and experience necessary to deliver our services, and that such IT professionals are likely to remain a limited resource for the foreseeable future. We believe that, as a result of these factors, we operate within an industry that experiences a significant rate of annual turnover of IT personnel. Our business plans are based on hiring and training a significant number of additional IT professionals each year to meet anticipated turnover and increased staffing needs. Our ability to maintain and renew existing engagements and to obtain new business depends, in large part, on our ability to hire and retain qualified IT professionals. For the fiscal years ended December 31, 2006 and 2005 and for the three months ended March 31, 2007, attrition was 11.25%, 11.75% and 14.10%, respectively. For the same periods, the number of new hires was 225, 181 and 43, respectively. We may not be able to recruit and train a sufficient number of qualified IT professionals, and we may not be successful in retaining current or future employees. Increased hiring by technology companies and increasing worldwide competition for skilled technology professionals may lead to a shortage in the availability of qualified personnel in the markets in which we operate and hire. Failure to hire and train or retain qualified IT professionals in sufficient numbers could have a material adverse effect on our business, results of operations and financial condition.

We may not receive significant revenues from our current research and development efforts.

Developing and localizing software is expensive, and the investment in product development may involve a long payback cycle. Our future plans include significant investments in software research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position, but future revenues from these investments are not fully predictable. Therefore, we may not realize any benefits from our research and development efforts in a timely fashion or at all.

The HFS business provides services to clients which are subject to government regulations that could constrain its operations.

The financial services sector is subject to various federal and state regulations and oversight. As a supplier of services to financial institutions, certain HFS operations are examined by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation, among other agencies. These agencies regulate services we provide and the manner in which we operate, and we are required to comply with a broad range of applicable laws and regulations. Current laws and regulations may be amended in the future or interpreted by regulators in a manner which could negatively impact our current HFS operations or limit its future growth.

We may not be able to successfully develop new products and services for our Scantron business, and those products and services may not receive widespread acceptance. As a result, the business, prospects, results of operations and financial condition of Scantron could be materially and adversely affected.

The data collection and educational testing industry has also changed significantly during recent years due to technological advances and regulatory changes, including NCLB, and we need to successfully develop new products and solutions in our Scantron business to respond to those changes. Scantron must continue to keep pace with changes in testing and data collection technology and the needs of its clients. The development of new testing methods and technologies depends on the timing and costs of the development effort, product performance, functionality, market acceptance, adoption rates and competition, all of which could have a negative impact on our business. If we are not able to adopt new electronic data collection solutions at a rate that keeps pace with other technological advances, the business, business prospects, results of operations and financial condition of Scantron could be materially and adversely affected.

Budget deficits may reduce funding available for Scantron products and services and have a negative impact on our revenue.

Our Scantron business derives a significant portion of its revenues from public schools and colleges, which are heavily dependent on local, state and federal governments for financial support. Government budget deficits may negatively impact the availability of funding for Scantron products. Budget deficits experienced by schools or colleges may also cause those institutions to react negatively to future price increases for Scantron products. If budget deficits significantly reduce funding available for our Scantron products and services, our revenue could be negatively impacted.

If we are not able to obtain paper and other supplies at acceptable quantities and prices, our revenue could be negatively impacted.

We purchase a majority of the paper for our Scantron business from one supplier. We purchase scanner components from equipment manufacturers, supply firms and others. We may not be able to purchase those supplies in adequate quantities or at acceptable prices. If we are forced to obtain paper and other supplies at higher prices or lower quantities, our revenue could be negatively impacted.

 Special Note Regarding Forward Looking Statements

This prospectus contains forward looking statements that reflect management’s current assumptions and estimates of future performance and economic conditions. These statements are subject to a number of risks and uncertainties, many of which are beyond our control. All statements other than statements of historical facts included in this prospectus, including those regarding our strategy, future operations, financial position, estimated revenues, projected costs, projections, prospects, plans and objectives of management, are forward looking statements. When used in this prospectus, the words ‘‘believes,’’ ‘‘anticipates,’’ ‘‘plans,’’ ‘‘expects,’’ ‘‘intends,’’ ‘‘estimates’’ or similar expressions are intended to identify forward looking statements, although not all forward looking statements contain such identifying words. All forward looking statements speak only as of the date of this prospectus. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward looking statements we make in this prospectus are reasonable, such plans, intentions or expectations may not be achieved. In addition, we encourage you to read the summaries of critical accounting policies in the sections entitled ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations of Clarke American—Critical Accounting Policies and Estimates’’ and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations of Harland—Critical Accounting Policies.’’

The factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements contained in this prospectus include:

•	our substantial indebtedness;

•	our ability to generate sufficient cash in the future that affects our ability to make payments on the notes and our indebtedness;

•	covenant restrictions under our indebtedness that may limit our ability to operate our business and react to market changes;

•	our ability to incur substantially more debt that could exacerbate the risks associated with our substantial leverage;

•	the maturity of the paper check industry, including a faster than anticipated decline in check usage due to increasing use of alternative payment methods and other factors;

•	consolidation among financial institutions;

•	adverse changes among the large financial institution clients on which we depend, resulting in decreased revenues;

•	intense competition in all areas of our business;

•	sales and other taxes which could have adverse effects on our business;

•	our ability to successfully integrate Harland into our business and manage future acquisitions;

•	our ability to retain Clarke American’s and Harland’s historical clients after the Acquisition;

•	software defects that could harm our business and reputation;

•	our ability to implement any or all components of our business strategy or realize all of our expected cost savings or synergies;

•	our reliance on third party providers for certain significant information technology needs;

•	our ability to protect our intellectual property rights;

•	contracts with our clients relating to consumer privacy protection which could restrict our business;

•	changes in legislation relating to consumer privacy protection which could harm our business;

•	our ability to protect our client data from account data security breaches;

•	technological improvements that may reduce our competitive advantage over some of our competitors;

•	our ability to attract, hire and retain qualified personnel;

•	fluctuations in the costs of paper and other supplies;

•	interruptions or adverse changes in our vendor or supplier relationships;

•	increased production and delivery costs;

•	environmental risks;

•	downturns in general economic and market conditions and reductions in information technology budgets;

•	the ability of the HFS business to achieve organic growth;

•	regulations governing the HFS business;

•	our ability to develop new products for our Scantron business;

•	future warranty or product liability claims which could be costly to resolve and result in negative publicity;

•	our Scantron government and school clients’ budget deficits; and

•	softness in direct mail response rates.

You should read carefully the factors described in the section entitled ‘‘Risk Factors’’ of this prospectus for a description of certain risks that could, among other things, cause actual results to differ from these forward looking statements.

 Use of Proceeds

We will not receive any cash proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange solely to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the initial notes. In consideration for issuing the exchange notes, we will receive initial notes in like aggregate principal amount.

We used the proceeds from the sale of the initial notes, together with borrowings under our senior secured credit facilities, to finance the purchase price for the acquisition of Harland’s outstanding common stock, to refinance Clarke American and Harland debt and to pay related premiums, fees and other expenses. Any remaining net proceeds were made available for paying the costs of achieving synergies and for general corporate purposes. The approximate sources and uses of funds in connection with the Transactions were as follows and reflect outstanding balances as of March 31, 2007 (dollars in millions):

Sources:		Uses:
Senior secured credit facilities (1):		Equity purchase price (4)	$1,423.0
Revolving credit facility (2)	$—	Refinance Harland prior credit
Senior secured term loan	1,800.0	facility (5)	219.1
Initial notes (3)	615.0	Total purchase price before fees	1,642.1
		Refinance Clarke American prior
		senior secured term loan	393.7
		Refinance Clarke American 2013
		notes (6)	175.0
		Prepayment penalties and
		premiums (6)(7)	41.2
		Total Clarke American refinancing	609.9
		Change of control payments (8)	34.4
		Transaction expenses (9)	78.6
		General corporate purposes (10)	50.0
Total sources	$2,415.0	Total uses	$2,415.0

(1)	Under certain circumstances, we are permitted to incur additional term loan and/or revolving credit facility indebtedness under our senior secured credit facilities in an aggregate principal amount of up to $250.0 million. See ‘‘Description of Other Indebtedness—Senior Secured Credit Facilities.’’
(2)	Our $100.0 million revolving credit facility includes an up to $60.0 million letter of credit subfacility and an up to $30.0 million short-term swing line loan subfacility. See ‘‘Description of Other Indebtedness—Senior Secured Credit Facilities.’’
(3)	Includes $310.0 million of initial fixed rate notes and $305.0 million of initial floating rate notes.
(4)	Based on a purchase price of $52.75 per fully diluted share.
(5)	Reflects balance as of March 31, 2007. Harland debt actually repaid on May 1, 2007 was $228.5 million.
(6)	Reflects the assumption that 100% of the 2013 notes were purchased at a price of $1,213.44 per $1,000 principal amount at maturity plus accrued and unpaid interest to the purchase date. See ‘‘Prospectus Summary—The Transactions—The Financing Transactions.’’ In connection with the Acquisition, we conducted a tender offer and consent solicitation for the 2013 notes, which expired on May 3, 2007. In the tender offer, we purchased approximately 99.9% of the outstanding 2013 notes at a purchase price of $1,213.44 per $1,000 principal amount at maturity, plus accrued and unpaid interest to the purchase date. We redeemed the untendered 2013 notes on June 4, 2007 at a price of $1,183.10 per $1,000 principal amount at maturity plus accrued and unpaid interest to that date.
(7)	Includes cost and premium to refinance the Clarke American senior secured term loan and purchase the 2013 notes in the tender offer.
(8)	Includes payments to senior management of Harland pursuant to change of control provisions in various employment agreements and incentive plans, as well as $11.6 million of employee retention fees.
(9)	Includes fees paid in connection with our senior secured credit facilities, initial purchasers’ discounts and commissions in connection with the offering of the initial notes and other legal, accounting, printing and other miscellaneous fees and expenses incurred in connection with the Transactions.
(10)	This amount is available to pay a portion of the estimated $64.8 million of anticipated costs associated with achieving synergies. See ‘‘Summary—Cost Savings.’’

 Capitalization

The following table sets forth cash and cash equivalents and the capitalization of Clarke American as of March 31, 2007 and Harland as of March 30, 2007, on an actual basis and our capitalization on a pro forma basis to give effect to the Transactions as if the Transactions were completed on March 31, 2007. For additional information regarding our indebtedness, see ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations of Clarke American—Liquidity and Capital Resources,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations of Harland—Financial Condition, Capital Resources and Liquidity,’’ ‘‘Description of Other Indebtedness,’’ ‘‘Description of Notes’’ and ‘‘Use of Proceeds.’’ You should read this table in conjunction with ‘‘Selected Historical Consolidated Financial and Operating Data,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations of Clarke American,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations of Harland,’’ ‘‘Unaudited Pro Forma Condensed Consolidated Financial Information’’ and the consolidated financial statements and related notes, in each case, included elsewhere in this prospectus.

	Clarke American Actual		Harland Actual		Pro Forma
	(dollars in millions)
	(unaudited)
Cash and cash equivalents	$13.9		$8.4		$65.7
Debt
Clarke American prior senior secured term loan (1)	$393.7	(6)	$—		$—
Harland prior credit facility (1)	—		219.1		—
Clarke American 2013 notes (2)	175.0		—		—
Senior secured credit facilities (3):
Revolving credit facility (4)	—		—		—
Senior secured term loan (5)	—		—		1,800.0
Total senior secured debt	568.7		219.1		1,800.0
Initial notes (7)	—		—		615.0
Other debt (8)	4.8		0.6		5.2
Total debt	573.5		219.7		2,420.2
Temporary equity	—		5.1	(9)	—
Stockholder’s equity	224.1		320.3		187.6
Total capitalization	$797.6		$545.1		$2,607.8

(1)	At the closing of the Transactions on May 1, 2007, this debt was retired.
(2)	Reflects the assumption that 100% of the 2013 notes were purchased at a price of $1,213.44 per $1,000 principal amount at maturity plus accrued and unpaid interest to the purchase date. See ‘‘Prospectus Summary—The Transactions—The Financing Transactions.’’ In connection with the Acquisition, we conducted a tender offer and consent solicitation for the 2013 notes, which expired on May 3, 2007. In the tender offer, we purchased approximately 99.9% of the outstanding 2013 notes at a purchase price of $1,213.44 per $1,000 principal amount at maturity, plus accrued and unpaid interest to the purchase date. We redeemed the untendered 2013 notes on June 4, 2007 at a price of $1,183.10 per $1,000 principal amount at maturity plus accrued and unpaid interest to that date.
(3)	Under certain circumstances, we are permitted to incur additional term loan and/or revolving credit facility indebtedness under our senior secured credit facilities in an aggregate principal amount of up to $250.0 million. See ‘‘Description of Other Indebtedness—Senior Secured Credit Facilities.’’
(4)	Our $100.0 million revolving credit facility will mature on June 28, 2013. This facility includes an up to $60.0 million letter of credit subfacility and an up to $30.0 million short-term swing line loan subfacility. See ‘‘Description of Other Indebtedness—Senior Secured Credit Facilities.’’
(5)	Our $1,800.0 million senior secured term loan will mature on June 30, 2014, and we will be required to make scheduled payments of principal in the amount of $18.0 million per year in equal quarterly installments. See ‘‘Description of Other Indebtedness—Senior Secured Credit Facilities.’’
(6)	Excludes $1.5 million of unamortized original discount.
(7)	Includes $310.0 million of initial fixed rate notes and $305.0 million of initial floating rate notes.
(8)	Other debt consists primarily of capital lease obligations.
(9)	Temporary equity pursuant to guidance in EITF Topic D-98, ‘‘Classification and Measurement of Redeemable Securities.’’ This amount represents the proportion of grant date intrinsic value for unvested restricted stock awards as of March 30, 2007 with redemption features not solely within the control of Harland resulting from the net cash settlement requirement for unvested restricted stock awards in the merger agreement with M & F Worldwide. The unvested restricted stock awards became fully vested upon consummation of the Acquisition.

Unaudited Pro Forma Condensed Consolidated Financial Information

The following unaudited pro forma financial data are based on our consolidated financial statements, adjusted to give effect to the Transactions, including:

•	the completion of the Acquisition;

•	the incurrence of a senior secured term loan facility with an aggregate principal amount of $1,800.0 million and the $100.0 million revolving credit facility (undrawn at the closing of the Acquisition);

•	the issuance of $615.0 million of initial notes;

•	the payment of $78.6 million of fees and expenses, including customary discounts and commissions, in connection with the Transactions;

•	the repayment of the $393.7 million outstanding amount of Clarke American’s prior senior secured term loan plus $3.9 million of prepayment penalties;

•	the repayment of $175.0 million of Clarke American’s 2013 notes plus $37.3 million of prepayment premiums; and

•	the repayment of the $219.1 million outstanding amount of Harland’s credit facility.

The unaudited pro forma condensed consolidated financial information also reflects certain reclassifications of Clarke American line items to conform the historical balance sheet presentation to that of the combined company.

The unaudited condensed consolidated pro forma balance sheet as of March 31, 2007 gives effect to the above transactions as if they had occurred on March 31, 2007. The unaudited pro forma condensed consolidated statements of income for the fiscal year ended December 31, 2006 and the three months ended March 31, 2007 give effect to the above transactions as if they had occurred on January 1, 2006.

The unaudited pro forma condensed consolidated financial information was prepared using the purchase method of accounting. Accordingly, the estimated cost of the Acquisition has been allocated to the assets acquired and liabilities assumed based upon management’s preliminary estimate of their respective fair values as of March 31, 2007. The final allocation will be based on a complete evaluation of the assets acquired and liabilities assumed on the actual date of the closing of the Acquisition. Accordingly, the information presented in this prospectus may differ materially from the final purchase price allocation. Those allocations are required to be finalized within one year after the completion of the Acquisition.

Preparation of the pro forma financial information was based on assumptions deemed appropriate by our management. The pro forma adjustments and certain assumptions are described in the accompanying notes. The pro forma financial information is unaudited and does not purport to be indicative of the results which actually would have occurred if the above transactions had been consummated as described above, nor does it purport to represent the future financial position and results of operations for future periods. Furthermore, the unaudited pro forma condensed consolidated financial information excludes certain merger-related integration expenses and related charges we expect to incur in future periods. The unaudited pro forma financial information also gives effect to certain identified cost savings as if they had been implemented in their entirety on January 1, 2006. These cost savings were estimated pursuant to EITF issue No. 95-3, ‘‘Recognition of Liabilities in Connection with a Purchase Business Combination’’. There can be no assurance that all or a portion of such cost savings will be accomplished during any particular period, or at all. The unaudited pro forma financial information should be read in conjunction with ‘‘Use of Proceeds,’’ ‘‘Capitalization,’’ ‘‘Selected Historical Consolidated Financial and Operating Data,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations of Clarke American,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations of Harland,’’ Clarke American’s and Harland’s consolidated financial statements and the related notes included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Balance Sheet
as of March 31, 2007
(dollars in millions)

	Clarke American	Harland (as of March 30, 2007)	Reclassifications		Pro Forma Adjustments		Pro Forma
Assets
Cash and cash equivalents	$13.9	$8.4	$—		$43.4	(4)	$65.7
Receivables	26.5	85.8	—		—		112.3
Inventories	12.6	18.7	—		3.6	(5)	34.9
Prepaid expenses and other current assets	17.9	35.9	(3.1	) (1)	33.6	(6)	84.3
Deferred income taxes	—	10.1	3.1	(1)	17.4	(5)(7)	30.6
Total current assets	70.9	158.9	—		98.0		327.8
Property plant and equipment, net	87.2	85.5	—		65.9	(5)	238.6
Long-term investments	—	11.6	—		—		11.6
Goodwill	346.8	367.5	—		592.8	(5)	1,307.1
Other intangible assets	543.6	99.4	—		677.2	(5)	1,320.2
Developed technology and content	—	18.7	—		49.4	(5)	68.1
Upfront contract acquisition payments	—	47.0	30.1	(2)	—		77.1
Other assets	46.0	8.0	(30.1	) (2)	42.2	(8)	66.1
Total assets	$1,094.5	$796.6	$—		$1,525.5		$3,416.6
Liabilities and Stockholder’s Equity
Accounts payable	$25.4	$41.0	$—		$—		$66.4
Accrued expenses	45.8	60.1	(0.7	) (3)	4.6	(5)(9)	109.8
Deferred revenue	—	86.9	0.7	(3)	(20.6	) (5)	67.0
Income taxes payable	—	19.7	—		(19.7	) (10)	—
Current portion of long-term debt	22.7	0.2	—		(2.9	) (11)	20.0
Total current liabilities	93.9	207.9	—		(38.6)		263.2
Long-term debt	549.3	219.4	—		1,631.5	(11)	2,400.2
Other deferred liabilities	9.2	43.9	—		(6.1	) (12)	47.0
Deferred income taxes	218.0	—	—		300.6	(5)	518.6
Total liabilities	870.4	471.2	—		1,887.4		3,229.0
Temporary equity	—	5.1	—		(5.1	) (13)	—
Stockholder’s equity	224.1	320.3	—		(356.8	) (14)	187.6
Total liabilities and stockholder’s equity	$1,094.5	$796.6	$—		$1,525.5		$3,416.6

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated balance sheet.

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet
(dollars in millions)

(1)	Reflects the reclassification of Clarke American’s deferred income taxes from prepaid expenses and other current assets to deferred income taxes.

(2)	Reflects the reclassification of Clarke American’s upfront contract acquisition payments from other assets to upfront contract acquisition payments.

(3)	Reflects the reclassification of Clarke American’s deferred revenue from accrued expenses to deferred revenue.

(4)	Reflects changes to cash and cash equivalents as follows:

Payment of Harland’s accrued interest on prior debt	$(0.2)
Payment of Clarke American’s accrued interest on prior debt	(6.3)
Receipt of proceeds from closing	49.9
Net increase to cash	$43.4

(5)	Reflects the preliminary allocation of the estimated purchase price over the estimated fair value of assets acquired and liabilities assumed in the Acquisition, as follows:

Purchase price (including estimated fees and expenses of $16.9)		$1,695.1
Historical Harland stockholders’ equity and temporary equity, net of the after-tax effect of the write-off of Harland’s unamortized deferred financing fees		(324.7)
Harland debt assumed		(219.7)
Adjustments to historical basis of assets and liabilities acquired to reflect the preliminary estimates of fair values:
Inventories	3.6
Property, plant and equipment	65.9
Intangible assets	677.2
Developed technology and content	49.4
Deferred revenue	20.6
Deferred lease expense	7.3
Deferred income taxes	(283.2)
	540.8	(540.8)
Reduction of income taxes payable relating to stock-based compensation, retention and change in control payments to Harland personnel		(29.5)
Establishment of restructuring purchase accounting reserves pursuant to EITF 95-3 ‘‘Recognition of Liabilities in Connection with a Purchase Business Combination’’		12.4
Estimated purchase price allocated to goodwill		$592.8

(6)	Reflects the reclassification of a pro forma net income tax receivable from a liability to an asset (see note (10) below).

(7)	Reflects changes to deferred income taxes payable resulting from:

Deferred tax effect from the payment of $22.8 deferred compensation and change in control payments to Harland personnel	$8.9
Deferred tax effect from the payment of $21.8 of stock-based compensation to Harland personnel	8.5
Net increase to deferred income taxes	$17.4

(8)	Reflects the capitalization of the estimated financing fees and expenses related to the Transactions and the write-off of unamortized deferred financing fees on prior debt as follows:

Write-off Clarke American’s historical deferred financing fees	$(12.3)
Write-off Harland’s historical deferred financing fees	(1.1)
Estimated financing fees and expenses related to the Transactions	55.6
Net increase to other non-current assets	$42.2

(9)	Reflects the changes to accrued expenses resulting from:

Payment of Clarke American’s accrued interest on prior debt	$(6.3)
Payment of Harland’s accrued interest on prior debt	(0.2)
Payment of property taxes on owned Harland facility	(0.1)
Elimination of the current portion of Harland’s unamortized deferred lease expense	(1.2)
Establishment of restructuring purchase accounting reserves pursuant to EITF 95-3 relating to severance benefits and facility closure costs (see ‘‘Summary—Cost Savings’’)	12.4
Net increase to accrued expenses	$4.6

(10)	Reflects changes to income taxes payable resulting from:

Tax effect of the write-off of Clarke American’s unamortized deferred financing fees and unamortized original discount on prior debt	$(5.4)
Tax effect of the write-off of Harland’s unamortized deferred financing fees on prior debt	(0.4)
Tax effect from the payment of a commitment fee related to financing for the Acquisition	(1.9)
Tax effect from the payment of a $37.3 prepayment premium on Clarke American 2013 notes	(14.5)
Tax effect from the payment of a $3.9 prepayment penalty on Clarke American’s prior senior secured term loan	(1.6)
Tax effect from the payment of $11.6 of retention payments to Harland personnel	(4.5)
Tax effect for the payment of $64.0 of stock-based compensation to Harland personnel	(25.0)
Reclassification of pro forma net income tax receivable to an asset	33.6
Net decrease to income taxes payable	$(19.7)

(11)	Reflects the repayment of prior debt and new borrowings related to the Transactions as follows:

Repayment of long-term portion of Clarke American’s prior senior secured term loan	$(372.5)
Repayment of Clarke American 2013 notes	(175.0)
Write-off of long-term portion of the original discount on Clarke American’s prior senior secured term loan	1.1
Repayment of Harland’s prior credit facility	(219.1)
Borrowings of new senior secured term loan facility, net of current maturities	1,782.0
Issuance of the initial notes	615.0
Net increase in long-term debt, net of current maturities	1,631.5
Repayment of current portion of Clarke American’s prior senior secured term loan	(21.3)
Write-off of current portion of the original discount on Clarke American’s prior senior secured term loan	0.4
New senior secured term loan facility – current maturities	18.0
Net decrease in current portion of long-term debt	(2.9)
Net increase in debt	$1,628.6

(12)	Reflects the elimination of Harland’s long-term deferred lease expense of $6.1 as a result of the preliminary allocation of the purchase price.

(13)	Reflects the elimination of Harland’s temporary equity resulting from the preliminary application of purchase accounting.

(14)	Reflects the changes to stockholder’s equity resulting from:

Elimination of Harland’s stockholders’ equity, including the after-tax effect of the write-off of Harland’s unamortized deferred financing fees	$(320.3)
After tax effect of the write-off of Clarke American’s unamortized deferred financing fees and unamortized original discount on prior debt	(8.6)
After tax effect from the payment of a commitment fee related to financing for the Acquisition	(2.8)
After tax effect from the payment of the $3.9 prepayment penalty on Clarke American’s prior senior secured term loan	(2.3)
After tax effect from the payment of the $37.3 prepayment premium on Clarke American 2013 notes	(22.8)
Net decrease to stockholder’s equity	$(356.8)

Unaudited Pro Forma Condensed Consolidated Statement of Income
Year Ended December 31, 2006
(dollars in millions)

	Clarke American	Harland	Pro Forma Adjustments (1)		Pro Forma
Net revenues	$623.9	$1,050.2	$—		$1,674.1
Operating expenses
Cost of revenues	389.7	520.8	59.8	(2)	970.3
Selling, general and administrative expenses	147.2	383.7	(40.1	)(3)	490.8
Intangible amortization	—	16.0	(16.0	)(4)	—
Total operating expenses	536.9	920.5	3.7		1,461.1
Operating income	87.0	129.7	(3.7)		213.0
Interest expense, net	(60.0)	(16.0)	(134.3	)(5)	(210.3)
Other income, net	—	0.9	—		0.9
Income before income taxes	27.0	114.6	(138.0)		3.6
Provision (benefit) for income taxes	7.5	41.7	(53.8	)(6)	(4.6)
Income from continuing operations	$19.5	$72.9	$(84.2)		$8.2

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated statement of income.

Unaudited Pro Forma Condensed Consolidated Statement of Income
Three months ended March 31, 2007
(dollars in millions)

	Clarke American	Harland (three months ended March 30, 2007)	Pro Forma Adjustments (1)		Pro Forma
Net revenues	$164.6	$261.1	$—		$425.7
Operating expenses
Cost of revenues	102.5	129.0	15.1	(2)	246.6
Selling, general and administrative expenses	38.7	100.4	(10.0	)(3)	129.1
Intangible amortization	—	3.9	(3.9	)(4)	—
Total operating expenses	141.2	233.3	1.2		375.7
Operating income	23.4	27.8	(1.2)		50.0
Interest expense, net	(15.2)	(3.3)	(33.8	)(5)	(52.3)
Other income, net	—	0.3	—		0.3
Income (loss) before income taxes	8.2	24.8	(35.0)		(2.0)
Provision (benefit) for income taxes	3.1	9.4	(13.7	)(6)	(1.2)
Income (loss) from continuing operations	$5.1	$15.4	$(21.3)		$(0.8)

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated statement of income.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income
(dollars in millions)

(1)	The year ended December 31, 2006 excludes the effects of the preliminary purchase price allocation adjustment to reduce Harland deferred revenues to fair value of $20.6, because such adjustment is not expected to recur. The pro forma results of operations do not include adjustments for any expected cost savings from the elimination of Clarke American personnel, the closure of Clarke American facilities, estimated procurement savings or the elimination of certain duplicate corporate costs of $54.4 and $13.6 for the fiscal year ended December 31, 2006 and for the three months ended March 31, 2007, respectively. The results for the year ended December 31, 2006 and the three months ended March 31, 2007 also do not include any of the estimated $64.8 of anticipated costs associated with achieving synergies as these costs are non-recurring. See ‘‘Summary—Cost Savings.’’

(2)	Reflects adjustments to cost of revenues resulting from the preliminary allocation of the purchase price and expected cost savings pursuant to EITF 95-3 related to the closure of redundant facilities (see ‘‘Summary—Cost Savings’’) as follows:

	Year Ended December 31, 2006	Three Months Ended March 31, 2007
Elimination of Harland’s historical amortization of intangible assets included within cost of revenues	$(7.2)	$(1.6)
Additional amortization of intangible assets resulting from the preliminary allocation of the purchase price	68.2	17.0
Additional depreciation of property, plant and equipment resulting from the preliminary allocation of the purchase price	7.0	1.8
Expected cost savings from the closure of redundant facilities	(8.2)	(2.1)
Net increase in cost of revenues	$59.8	$15.1

The fiscal year ended December 31, 2006 excludes the effects of the preliminary purchase price allocation adjustment to increase Harland’s inventory to fair value by approximately $3.6, because such adjustment is not expected to be recurring.

(3)	Adjustment to selling, general and administrative expenses from the preliminary allocation of the purchase price and expected cost savings pursuant to EITF 95-3 related to the elimination of redundant positions and related expenses resulting from the Acquisition (see ‘‘Summary—Cost Savings’’) as follows:

	Year Ended December 31, 2006	Three Months Ended March 31, 2007
Elimination of redundant positions and related expenses	$(43.8)	$(10.9)
Additional depreciation of property, plant and equipment resulting from the preliminary allocation of the purchase price	3.7	0.9
Adjustments to selling, general and administrative expenses	$(40.1)	$(10.0)

(4)	Adjustments to amortization of intangible assets from the elimination of Harland’s historical amortization of intangible assets.

(5)	Reflects adjustments to interest expense related to the borrowings of new debt and the elimination of historical interest expense on both Clarke American and Harland prior credit facilities and Clarke American 2013 notes as follows:

	Year Ended December 31, 2006	Three Months Ended March 31, 2007
New senior secured term loan and the initial notes, including amortization of deferred financing fees	$209.9	$52.3
Elimination of historical Clarke American interest expense	(59.7)	(15.2)
Elimination of historical Harland interest expense	(15.9)	(3.3)
Net increase to interest expense	$134.3	$33.8

For the fiscal year ended December 31, 2006 pro forma interest expense does not include an adjustment for the write-off of unamortized Clarke American deferred financing fees of $12.3, the Clarke American original discount of $1.5 and unamortized Harland deferred financing fees of $1.1 because these items are one-time and non-recurring in nature.

A 1/8% change in interest rates on the new variable-rate debt would increase or decrease pro forma interest expense as follows:

	Year Ended December 31, 2006	Three Months Ended March 31, 2007
New credit facilities and notes	$2.6	$0.7

(6)	Reflects the tax effect of the pro forma adjustments at an effective rate of 39.0%.

 Selected Historical Consolidated Financial and Operating Data

Clarke American’s Selected Historical Consolidated Financial and Operating Data

The following table sets forth Clarke American’s selected historical consolidated financial and operating data. The selected consolidated financial and operating data for the fiscal years ended December 31, 2006, 2004, 2003 and 2002, the three months ended March 31, 2005, the period from April 1, 2005 to December 14, 2005, the period from December 15, 2005 to December 31, 2005 and the selected consolidated financial data as of the years ended December 31, 2002 through 2006 have been derived from Clarke American’s audited consolidated financial statements and the notes to those statements. Clarke American’s selected historical consolidated financial and operating data for the three months ended March 31, 2006 and March 31, 2007 and as of March 31, 2006 and March 31, 2007 have been derived from Clarke American’s unaudited consolidated financial statements and the notes to those statements.

Clarke American’s Predecessor (Novar) was not a separate, stand-alone company from Novar plc during the fiscal year ended December 31, 2004 or for the three months ended March 31, 2005, and Clarke American’s Predecessor (Honeywell) was not a separate, stand-alone company from Honeywell during the period from April 1, 2005 through December 14, 2005. The accompanying Clarke American financial statements for those periods have been prepared as if each of Clarke American’s predecessors had existed as a stand-alone company for those relevant periods and reflect balances that were directly attributable to the business Clarke American operated.

The data and the information presented below should be read in conjunction with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations of Clarke American’’ and Clarke American’s consolidated financial statements and the notes related to those statements appearing elsewhere in this prospectus.

	Predecessor (Novar)								Predecessor (Honeywell)		Successor
Operating Data	Year Ended December 31,						Period from Jan. 1 to March 31, 2005		Period from April 1 to December 14, 2005		Period from December 15 to 31, 2005		Year Ended December 31, 2006		Three Months Ended March 31, 2006		Three Months Ended March 31, 2007
	2002		2003		2004(2)
(dollars in millions)
Net revenues	$551.8		$572.2		$607.6		$154.4		$439.9		$24.1		$623.9		$162.9		$164.6
Cost of revenues	335.7		340.7		353.1		91.1		285.6		17.4		389.7		100.7		102.5
Gross profit	216.1		231.5		254.5		63.3		154.3		6.7		234.2		62.2		62.1
Selling, general and administrative expense	121.2		130.2		147.5		39.2		100.8		6.0		147.2		37.1		38.7
Operating income	94.9		101.3		107.0		24.1		53.5		0.7		87.0		25.1		23.4
Interest expense, net	(11.0)		(25.7)		(19.1)		(5.6)		(2.4)		(2.8)		(60.0)		(14.6)		(15.2)
Income (loss) before income taxes	83.9		75.6		87.9		18.5		51.1		(2.1)		27.0		10.5		8.2
Provision (benefit) for income taxes	45.4		39.7		23.5		7.5		20.1		(0.8)		7.5		4.1		3.1
Net income (loss)	$38.5		$35.9		$64.4		$11.0		$31.0		$(1.3)		$19.5		$6.4		$5.1
Other Data
Capital expenditures	$21.2		$15.7		$17.3		$2.6		$14.7		$1.1		$14.7		3.7		1.6
Depreciation and amortization	22.7		23.2		23.3		5.7		42.7		2.2		54.5		13.6		13.8
Upfront contract acquisition payments	23.6		28.9		29.4		9.7		14.9		—		15.7		4.4		3.8
Upfront contract payment amortization	19.7		20.6		22.3		6.2		17.4		1.0		22.1		5.9		4.8
Ratio of earnings to fixed charges(1)	6.2	x	3.5	x	5.0	x	3.9	x	10.6	x	0.3	x	1.4	x	1.7	x	1.3	x
Number of plants	18		14		14		14		12		12		10		12		10
Number of contact centers	8		7		7		7		6		6		6		6		6

	As of December 31,					As of March 31,
	Predecessor (Novar)			Successor
	2002	2003	2004(2)	2005	2006	2006	2007

Balance Sheet Data
(dollars in millions)
Total assets	$621.7	$514.3	$506.8	$1,149.9	$1,118.3	$1,144.8	$1,094.5
Long-term debt including current portion and short-term borrowings	602.9	611.4	474.1	626.2	603.8	598.5	572.0
Stockholder’s (deficit) equity	(98.8)	(237.1)	(101.3)	201.2	219.3	208.1	224.1

(1)	The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings from continuing operations before income taxes and extraordinary items plus fixed charges. Fixed charges include interest, expensed or capitalized, including amortization of deferred financing costs and debt discount and a portion of cash rent expense. The ratio of earnings to fixed charges, on a pro forma basis giving effect to the Transactions, for the fiscal year ended December 31, 2006 and the three months ended March 31, 2007 would have been 1.0x and 1.0x, respectively.
(2)	Includes the financial position and results of operations of Alcott Routon, Inc. from the date of its acquisition in March 2004 (see Note 3 to Clarke American’s consolidated financial statements included elsewhere in this prospectus).

Harland’s Selected Historical Consolidated Financial and Operating Data

The following table sets forth Harland’s selected historical consolidated financial and operating data. The selected consolidated financial and operating data for the fiscal years ended December 31, 2002 through 2006 and the selected consolidated financial data as of the years ended December 31, 2002 through 2006 have been derived from Harland’s audited consolidated financial statements and the notes to those statements included elsewhere in this prospectus. Harland’s selected historical consolidated financial and operating data set forth below for the three months ended March 31, 2006 and March 30, 2007 and as of March 31, 2006 and March 30, 2007 have been derived from Harland’s unaudited consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

The data and the information presented below should be read in conjunction with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations of Harland’’ and Harland’s consolidated financial statements and the notes related to those statements appearing elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended
	2002	2003	2004	2005	2006	March 31, 2006	March 30, 2007
	(dollars in millions)
Operating Data
Total sales	$759.9	$779.1	$790.3	$976.6	$1,050.2	$272.4	$261.1
Total cost of sales	397.3	397.2	400.4	491.2	520.8	138.2	129.0
Gross profit	362.6	381.9	389.9	485.4	529.4	134.2	132.1
Selling, general and administrative expense	263.6	290.8	288.2	342.4	383.6	92.0	100.4
Asset impairment charges	—	—	10.3	—	—	—	—
(Gain) loss on disposal of assets	(0.2)	(1.2)	(3.4)	0.1	0.1	—	—
Acquired in-process research and development charge	3.0	—	—	—	—	—	—
Amortization of other intangible assets	2.6	3.3	3.8	11.6	16.0	4.1	3.9
Income from operations	93.6	89.0	91.0	131.3	129.7	38.1	27.8
Other income (expense), net	(8.3)	(2.4)	(3.2)	(8.8)	(15.1)	(3.5)	(3.0)
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	85.3	86.6	87.8	122.5	114.6	34.6	24.8
Income taxes	33.1	30.8	32.8	46.2	41.7	13.3	9.4
Income from continuing operations before cumulative effect of change in accounting principle	52.2	55.8	55.0	76.3	72.9	21.3	15.4
Cumulative effect of change in accounting principle, net of income taxes	—	—	—	—	0.3	0.3	—
Income (loss) from discontinued operations, net of income taxes	0.2	0.2	0.1	(0.8)	(5.1)	(0.3)	(0.4)
Net income	$52.4	$56.0	$55.1	$75.5	$68.1	$21.3	$15.0
Other Data
Capital expenditures	$32.1	$28.1	$28.9	$23.9	$23.5	$6.0	$6.4
Depreciation and amortization	44.8	48.8	45.4	54.3	56.9	14.9	13.0
Upfront contract acquisition payments	7.6	44.0	27.1	25.2	22.2	17.5	17.6
Upfront contract payment amortization	11.8	14.4	26.4	32.9	31.2	8.0	7.6
Number of plants	19	19	16	16	12	15	11
Number of customer service centers	2	2	2	6	6	6	6
Balance Sheet Data
Total assets	$550.7	$567.0	$573.8	$819.8	$793.1	$826.3	$796.6
Long-term debt including current portion and short-term borrowings	144.2	127.2	101.3	255.6	211.2	268.8	219.7
Stockholders’ equity	234.0	255.4	274.6	319.1	308.5	324.6	320.3

See Note 2 to Harland’s consolidated financial statements regarding acquisitions in 2006, 2005 and 2004, Note 5 to Harland’s consolidated statements regarding reorganization charges in 2004, Notes 1 and 10 to Harland’s consolidated financial statements regarding the implementation of SFAS No. 123(R) ‘‘Share Based Payments’’ and Note 16 to Harland’s consolidated financial statements regarding its decision to dispose of its printing operation in Mexico.

Management’s Discussion and Analysis of Financial
Condition and Results of Operations of Clarke American

The following discussion regarding Clarke American’s financial condition and results of operations for the three months ended March 31, 2007 and March 31, 2006, the fiscal year ended December 31, 2006, the successor period from December 15, 2005 to December 31, 2005 and the predecessor periods from April 1, 2005 to December 14, 2005 and from January 1, 2005 to March 31, 2005 and the fiscal year ended December 31, 2004 should be read in connection with the more detailed financial information contained in Clarke American’s consolidated financial statements and their notes included elsewhere in this prospectus. Because the Transactions closed after the end of the fiscal periods discussed, the discussion of such fiscal periods does not give effect to the Transactions or the reorganization of our business into three business segments that occurred as a result of the Post-Acquisition Corporate Reorganization. See ‘‘Summary—Organizational Structure.’’

Business Overview

Prior to the Transactions, Clarke American was a leading provider of checks and related products, direct marketing services and contact center services in the United States. It served financial institutions through its Clarke American and Alcott Routon brands and consumers and businesses directly through its Checks In The Mail and B2Direct brands. Clarke American’s two business segments were the Financial Institution segment (84% of Clarke American’s revenues for the fiscal year ended December 31, 2006) and the Direct to Consumer segment (16% of Clarke American’s revenues for the fiscal year ended December 31, 2006).

Effects of the Transactions

On December 19, 2006, M & F Worldwide entered into a definitive Agreement and Plan of Merger with Harland, pursuant to which, upon the terms and conditions set forth therein, M & F Worldwide would acquire Harland for $52.75 per share in cash. The closing of the Transactions occurred on May 1, 2007. Subsequent to the completion of the Transactions, Clarke American Corp. was renamed ‘‘Harland Clarke Holdings Corp.’’ and completed the Post-Acquisition Corporate Reorganization. See ‘‘Summary—The Transactions.’’

Effects on Results of Operations

We are a leading provider of printed products, software and services and testing and assessment solutions. We serve approximately 15,000 financial and commercial institutions through Harland Clarke, approximately 28,000 clients through HFS, and over 21,000 educational and commercial clients through Scantron. For fiscal year 2006, on a pro forma basis for the Transactions, we fulfilled over 110 million check units, provided software solutions to approximately 39% of all financial institutions in the United States, and sold testing or data collection solutions to public high schools, colleges and universities representing approximately 64% of the U.S. student population.

We expect that the Transactions will greatly increase our revenues, the related cost of sales and selling, general and administrative expense. For fiscal year 2006, on a pro forma basis for the Transactions, we generated revenue of $1,674.1 million, compared to Clarke American revenues of $623.9 million for the fiscal year ended December 31, 2006. The $1,674.1 million of pro forma revenue consists of $1,271.6 million of pro forma Harland Clarke revenue, $324.6 million of historical HFS revenue and $77.9 million of historical Scantron revenue. Our cost of revenues was $970.3 million on a pro forma basis compared with Clarke American’s $389.7 million, and interest expense was $211.7 million on a pro forma basis compared to Clarke American’s $60.0 million. See ‘‘Unaudited Pro Forma Condensed Consolidated Financial Information.’’ As a result of the application of purchase accounting under Statement of Financial Accounting Standards No. 141, ‘‘Business Combinations,’’ we also expect that our depreciation and amortization expense will increase significantly.

Having completed the Acquisition, we are focused on improving operating margins by reducing SG&A expenses, shared services costs and cost of sales, especially in Harland Clarke, where Clarke

American and Harland had closely aligned capabilities and operations. We expect to achieve a total of $106.4 million in cost savings on a run-rate basis within 18 months and $112.6 million on a run-rate basis within 24 months after the closing of the Transactions. The cost savings on a run-rate basis within 24 months of the closing of the Transactions are expected to consist of $64.6 million of savings in SG&A expense, $22.7 million of savings from shared services and $25.3 million of savings in cost of sales. We expect to spend approximately $64.8 million to achieve the above-outlined anticipated run-rate synergies. The cost to achieve these synergies may be funded in part from proceeds of the financing transactions and available cash.

Presentation of Financial Information

Change in Business Segments

In the Post-Acquisition Corporate Reorganization, we reorganized our business into three business segments, Harland Clarke, HFS and Scantron. Clarke American had two business segments, the Financial Institution segment and the Direct to Consumer segment.

Presentation of Separate Predecessor and Successor Periods

Clarke American Corp. was acquired by M & F Worldwide on December 15, 2005 from Honeywell International Inc. See ‘‘—Acquisition by M & F Worldwide’’ below. Honeywell acquired Clarke American effective April 1, 2005, by purchasing all of the outstanding stock of the company that was then Clarke American’s indirect parent, Novar plc. See ‘‘—Acquisition by Honeywell and Reorganization of Assets under Common Control’’ below.

As a result of the changes in ownership, under GAAP, Clarke American is required to present separately its operating results for its two predecessors. The period during which Clarke American was owned by Honeywell (April 1, 2005 to December 14, 2005) is discussed below as ‘‘Predecessor (Honeywell).’’ The periods prior to Clarke American’s acquisition by Honeywell (the three months ended March 31, 2005 and the 2004 fiscal year) are discussed below as ‘‘Predecessor (Novar).’’ The period subsequent to the acquisition by M & F Worldwide is discussed below as ‘‘Successor.’’ Nevertheless, in the following discussion, the Successor’s results of operations in the year ended December 31, 2006 are compared to the arithmetically combined results of operations from the Predecessor and Successor periods in the year ended December 31, 2005. Similarly, the arithmetically combined results of operations from the Predecessor and Successor periods in the year ended December 31, 2005 are compared to the Predecessor (Novar) results of operations in the year ended December 31, 2004. Management believes this is a useful way to present and discuss Clarke American’s results of operations.

Acquisition by M & F Worldwide

On October 31, 2005, M & F Worldwide and Honeywell entered into a stock purchase agreement in which M & F Worldwide agreed to purchase 100% of the capital stock of Novar USA Inc., a wholly owned subsidiary of Honeywell and the indirect parent of the business of Clarke American, for a cash purchase price of $800.0 million. In connection with this acquisition, M & F Worldwide formed CA Investment Corp., an indirect wholly owned subsidiary of M & F Worldwide. We refer to this acquisition as the ‘‘M & F acquisition.’’

Prior to the M & F acquisition, the business of Clarke American was owned by Novar USA, which indirectly wholly owned the operating subsidiaries of the Clarke American business. In connection with the M & F acquisition, Novar USA and its subsidiaries completed a series of merger transactions to eliminate certain intermediate holding companies. Concurrent with the M & F acquisition, Novar USA and CA Investment completed a series of merger transactions, with CA Investment as the surviving entity. On December 15, 2005, CA Investment purchased 100% of the capital stock of Novar USA and was renamed ‘‘Clarke American Corp.’’

In connection with the M & F acquisition, Honeywell agreed to indemnify Clarke American for losses caused by breaches of Honeywell’s representations, warranties and covenants, pre-closing taxes and other specified matters described in the stock purchase agreement. Claims for breaches of representations and warranties must have been made by Clarke American by December 15, 2006 and were generally subject to a deductible basket of $8.0 million and a cap of $160.0 million. No such claims were made. Certain claims related to certain environmental matters, taxes and the capitalization of Novar USA and its subsidiaries survive for longer periods of time and are not subject to any deductible basket or cap. Certain representations regarding corporate authorization of the transactions, capitalization, the sophistication of the parties and the nonreliance of the parties on the matters beyond those set forth in the stock purchase agreement survive indefinitely. Covenant breaches and other indemnification events in the stock purchase agreement are not subject to a deductible basket or a cap.

Acquisition by Honeywell and Reorganization of Assets under Common Control

Effective April 1, 2005, Clarke American was acquired by Honeywell, when a subsidiary of Honeywell purchased all of the outstanding stock of Novar plc. Novar plc held a number of businesses, including the one Clarke American operated. Novar USA, which held Clarke American’s business, was a subsidiary of Novar plc. On May 4, 2005, Honeywell reorganized the business of Novar plc so that other businesses formerly held by Novar USA were transferred out of Novar USA, with Clarke American’s business remaining as the only one held by Novar USA. The financial statements for periods prior to the completion of the M & F acquisition on December 15, 2005 that are presented and discussed in this prospectus are those of Novar USA, giving effect to the acquisition by Honeywell and the subsequent reorganizations.

Clarke American’s Predecessor (Novar) was not a separate, stand-alone company from Novar plc during the fiscal years ended December 31, 2002, 2003 and 2004 and for the three months ended March 31, 2005, and Clarke American’s Predecessor (Honeywell) was not a separate, stand-alone company from Honeywell during the period from April 1, 2005 to December 14, 2005. The accompanying Clarke American financial statements for those periods have been prepared as if each of Clarke American’s predecessors had existed as a stand-alone company for the relevant period and reflect balances that were directly attributable to the business Clarke American operates. Nevertheless, certain amounts of the corporate expenses of Clarke American’s then parent companies that were incurred while the relevant predecessor was not a stand-alone company, including legal personnel, tax personnel, accounting personnel, risk management personnel, infrastructure and other costs, although not directly attributable to Clarke American’s business, have been allocated to the relevant predecessor company on a basis Clarke American, its predecessor and the relevant parent company believed to be a reasonable reflection of the benefits received. Nevertheless, the costs as allocated to the relevant predecessor are not necessarily indicative of the costs that Clarke American would have incurred if it had performed these functions as a stand-alone entity. For this reason, the financial information for periods prior to the completion of M & F acquisition on December 15, 2005 included in this prospectus does not necessarily reflect what Clarke American’s financial position, results of operations, changes in stockholder’s equity and cash flows would have been if the relevant predecessor had been a separate, stand-alone entity during the periods presented.

In addition, as a result of Clarke American’s acquisition by Honeywell, the results of operations for the Predecessor (Honeywell) period from April 1, 2005 to December 14, 2005 reflect the allocation, in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, of the purchase price paid by Honeywell to Clarke American’s assets and the corresponding increase in the carrying value of those assets that resulted in higher depreciation and amortization expenses in the Predecessor (Honeywell) period as compared to the Predecessor (Novar) periods. See the notes to Clarke American’s consolidated financial statements included elsewhere in this prospectus.

Related Party Financing Activities

Substantially all of the interest income and interest expense in the predecessor periods presented relates to long-term notes payable to and other notes receivable from the relevant parent company and other related parties. Substantially all of the cash used in and provided by financing activities in the predecessor periods presented were also associated with related party financing activities, such as the repayment and incurrence of notes to affiliates. All of the related party notes payable and related party receivables were retired as of the completion of the M & F acquisition on December 15, 2005. In addition, a significant portion of Clarke American’s incremental cash from operating activities in the periods prior to the completion of the M & F acquisition on December 15, 2005 was generated by transactions with affiliates, which were discontinued after the completion of the M & F acquisition. Accordingly, interest income, interest expense, cash from operating activities and cash used in financing activities for predecessor periods may not be indicative of Clarke American’s future performance.

Restructuring Charges

Clarke American has taken restructuring actions in the past in an effort to achieve manufacturing and contact center efficiencies and cost savings. Past actions have included manufacturing plant closures, contact center consolidations and staffing reductions. We anticipate continued restructuring actions, where appropriate, to realize process efficiencies, efficiently integrate Harland and remain competitive in the marketplace. For the fiscal year ended December 31, 2006, Clarke American incurred restructuring expenses of $3.3 million, as the result of a reduction in force at the corporate office and the closures of two production facilities. Of this amount, $1.3 million was recorded in cost of revenues and $2.0 million was recorded in selling, general and administrative expenses. Of the $2.2 million of restructuring expense incurred during 2005, $1.4 million was recorded in cost of revenues and $0.8 million was recorded in selling, general and administrative expenses. The $0.7 million of restructuring expense incurred during 2004 was recorded in selling, general and administrative expenses.

During the three months ended March 31, 2007, Clarke American established $1.2 million in reserves primarily related to the closure of a contact center and a printing plant. These reserves were recorded as $0.9 million in cost of revenues and $0.3 million in selling, general and administrative expenses. During this same period, Clarke American sold $0.5 million in assets and recognized an insignificant gain related to a prior facility closure. No reserves were established during the three months ended March 31, 2006. As a result of the Acquisition, we anticipate that we will have an increased amount of restructuring charges as we work to achieve synergies and reduce costs.

Line Items Presented

Net revenues.    Net revenues include amounts billed by Clarke American’s Financial Institution segment to financial institution clients and amounts billed by Clarke American’s Direct to Consumer segment to consumers for products, services, shipping and handling. Revenues are presented net of rebates, discounts and amortization of upfront contract acquisition payments.

Cost of revenues.    Clarke American’s cost of revenues consists of direct material, delivery and other manufacturing costs, including labor and overhead, depreciation and amortization expense with respect to manufacturing assets, fixed asset depreciation, amortization of intangible assets, and reserves for obsolete and slow-moving inventory. Cost of revenues also includes costs incurred in Clarke American’s contact centers, including labor, depreciation and overhead.

Selling, general and administrative expenses.    Clarke American’s selling, general and administrative expenses consist of selling expense (which includes sales staff salaries and bonuses), advertising and promotion (which includes direct marketing expenses) and administrative expense (which includes corporate expenses and bonuses). In addition, selling, general and administrative expenses also include depreciation and amortization with respect to certain corporate administrative assets and information technology infrastructure costs.

Economic and Other Factors Affecting Clarke American’s Business

While the total non-cash payments, including checks, credit cards, debit cards and other electronic forms of payment, are growing, the number of checks written has declined in recent years.

Management believes that the number of checks printed is driven by the number of checks written, the number of new checking accounts opened and reorders reflecting changes in consumers’ personal situations, such as name or address changes. According to a 2004 Federal Reserve study (the most recent Federal Reserve study available), checks were still the single most popular form of non-cash payments, representing 45% of total non-cash payments, with approximately 37 billion checks written annually.

The financial institution outsourcing services industry is highly competitive and fragmented with quality and breadth of service offerings and strength of client relationships among the key competitive factors. Within this category, we compete with large outsourcing services providers that offer a wide variety of services including those that compete with our primary offerings—specifically payment services, technological solutions, marketing services, and teleservices. There are also other competitors that specialize in providing one or more of these services.

The Financial Institution segment’s operating results are also modestly impacted by consumer confidence and employment. Consumer confidence directly correlates with consumer spending, while employment also impacts revenues through the number of new checking accounts being opened. To a lesser degree, business confidence impacts a portion of the Financial Institution segment.

The Direct to Consumer segment’s operating results are also driven by consumer confidence and employment. Consumer confidence directly correlates with consumer spending, while employment also impacts revenues through the number of new checking accounts opened.

Results of Operations—Consolidated

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006.

Net Revenues

	Three Months Ended March 31,
$ in millions	2007	2006
Net revenues	$164.6	$162.9

The 1.0% increase in revenues was primarily driven by an increase in revenues per unit, partially offset by a decline in units. The decline in unit volume was attributable to volume declines in both the Financial Institution segment and the Direct to Consumer segment. Revenues per unit increased in both the Financial Institution segment and the Direct to Consumer segment.

Cost of Revenues

	Three Months Ended March 31,
$ in millions	2007	2006
Cost of revenues	$102.5	$100.7
Gross margin %	37.7%	38.2%

Gross margin declined 0.5 percentage points for the three months ended March 31, 2007 to 37.7%. The decrease in gross margin percentage was attributable to increased restructuring expenses related to facility closures and increased costs for a large client, partially offset by cost reductions and a decrease in non-cash amortization expenses related to fair value adjustments to assets recorded as part of the M & F acquisition on December 15, 2005. Non-cash expenses related to the fair value adjustments were $7.6 million and $8.7 million for the three months ended March 31, 2007 and March 31, 2006, respectively.

Selling, General and Administrative Expenses

	Three Months Ended March 31,
$ in millions	2007	2006
Selling, general and administrative expenses	$38.7	$37.1
% of revenues	23.5%	22.8%

Selling, general and administrative expenses as a percentage of revenues increased 0.7 percentage points to 23.5% for the three months ended March 31, 2007. The increase in selling, general and administrative expenses as a percentage of revenues was primarily attributable to additional expense associated with various incentive plans and restructurings, partially offset by cost reductions.

Interest Expense, net

	Three Months Ended March 31,
$ in millions	2007	2006
Interest expense, net	$(15.2)	$(14.6)

Interest expense increased by $0.6 million for the three months ended March 31, 2007. The increase in interest expense was primarily attributable to write-offs of deferred financing fees and original discount as a result of a mandatory excess cash flow payment in the 2007 period (which was not required in the 2006 period) and increases in interest rates, which were partially offset by lower interest expense due to the repayment of debt.

Provision for Federal and State Income Taxes

	Three Months Ended March 31,
$ in millions	2007	2006
Provision for income taxes	$3.1	$4.1
Effective income tax rate	37.8%	39.0%

The effective tax rate decreased 1.2 percentage points for the three months ended March 31, 2007 to 37.8%. The decrease is due to lower state income taxes and an increase in the production activities deduction.

Fiscal Year 2006 Compared to Combined Fiscal Year 2005

Net Revenues

	Successor	Combined	Successor	Predecessor (Honeywell)	Predecessor (Novar)
$ in millions	Year Ended December 31, 2006	Year Ended December 31, 2005	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005
Net revenues	$623.9	$618.4	$24.1	$439.9	$154.4

The 0.9% increase in revenues was mainly driven by an increase in revenues per unit offset by a decline in units. The decline in unit volume was attributable to volume declines in both the Financial Institution segment and the Direct to Consumer segment. Revenues per unit increased in both the Financial Institution segment and the Direct to Consumer segment.

Cost of Revenues

	Successor	Combined	Successor	Predecessor (Honeywell)	Predecessor (Novar)
$ in millions	Year Ended December 31, 2006	Year Ended December 31, 2005	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005
Cost of revenues	$389.7	$394.1	$17.4	$285.6	$91.1
Gross margin %	37.5%	36.3%	27.8%	35.1%	41.0%

Gross margin improved 1.2 percentage points in 2006 to 37.5%. The increase in gross margin percentage was primarily attributable to increased revenues per unit and cost reductions, partially offset by an increase in non-cash amortization expenses related to fair value adjustments to assets recorded as part of the acquisition by Honeywell on April 1, 2005 and the M & F acquisition on December 15, 2005. Non-cash expenses related to fair value adjustments to assets as part of the acquisitions were $31.2 million and $30.7 million for the fiscal years ended December 31, 2006 and December 31, 2005, respectively.

Selling, General and Administrative Expenses

	Successor	Combined	Successor	Predecessor (Honeywell)	Predecessor (Novar)
$ in millions	Year Ended December 31, 2006	Year Ended December 31, 2005	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005
Selling, general and administrative expenses	$147.2	$146.0	$6.0	$100.8	$39.2
% of revenues	23.6%	23.6%	24.9%	22.9%	25.4%

Selling, general and administrative expenses, as a percentage of revenues, remained flat at 23.6%. Selling, general and administrative expenses as a percentage of revenues primarily benefited from a $3.4 million reduction in stock option compensation related to a plan that was terminated in 2005 and other cost reductions. Offsetting the reductions to selling, general and administrative expenses were a $1.9 million increase in bonus expense related to improved performance of the business, and approximately $2.5 million of incremental accounting, legal and risk management costs resulting from our becoming a stand-alone company, subject to Exchange Act reporting requirements, after the M & F acquisition.

Interest Expense, net

	Successor	Combined	Successor	Predecessor (Honeywell)	Predecessor (Novar)
$ in millions	Year Ended December 31, 2006	Year Ended December 31, 2005	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005
Interest expense, net	$(60.0)	$(10.8)	$(2.8)	$(2.4)	$(5.6)

Interest expense, net increased by $49.2 million for the fiscal year ended December 31, 2006, primarily as the result of issuing new debt, net of the original discount, of $620.1 million in December 2005 in connection with the M & F acquisition. Partially offsetting the impact of the new debt was the retirement of related party debt in 2005. See ‘‘—Presentation of Financial Information—Related Party Financing Activities.’’

Provision (Benefit) for Federal and State Income Taxes

	Successor	Combined	Successor	Predecessor (Honeywell)	Predecessor (Novar)
$ in millions	Year Ended December 31, 2006	Year Ended December 31, 2005	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005
Statutory tax expense (benefit)	$9.4	$23.7	$(0.7)	$17.9	$6.5
Provision (benefit) for state income taxes, net of federal benefit and other	1.0	2.0	(0.1)	1.4	0.7
Subtotal	10.4	25.7	(0.8)	19.3	7.2
Changes in state tax rates	(2.9)	—	—	—	—
Establishment of liabilities for tax reserves	—	1.1	—	0.8	0.3
Total income tax expense (benefit)	$7.5	$26.8	$(0.8)	$20.1	$7.5
Effective tax rates:
Statutory tax expense	35.0%	35.0%	35.0%	35.0%	35.0%
Provision for state income taxes, net of federal benefit and other	3.6%	3.1%	2.2%	2.7%	3.9%
Subtotal	38.6%	38.1%	37.2%	37.7%	38.9%
Changes in state tax rates	(10.8%)	0.0%	0.0%	0.0%	0.0%
Establishment of liabilities for tax reserves	0.0%	1.6%	0.0%	1.5%	1.6%
Effective income tax rate	27.8%	39.7%	37.2%	39.2%	40.5%

The effective tax rate decreased 11.9 percentage points for the fiscal year ended December 31, 2006 to 27.8%. The majority (10.8 percentage points or $2.9 million) of this decrease is due to the effects of changes in 2006 in enacted state tax rates on deferred tax balances. The remaining 1.1 percentage points of this decrease is attributable to a reduction of $1.0 million in state income tax expense and $1.1 million in the accruals for tax reserves recorded during the year ended December 31, 2005. These additional accruals for tax reserves in 2005 were made based upon periodic reviews of potential tax liabilities. As part of the M & F acquisition, Honeywell agreed to provide us indemnification for liabilities on tax positions that relate to pre-M & F acquisition periods.

Combined Fiscal Year 2005 Compared to Predecessor (Novar) Fiscal Year 2004

Net Revenues

	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Combined	Predecessor (Novar)
$ in millions	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004
Net revenues	$24.1	$439.9	$154.4	$618.4	$607.6

The 1.8% increase in revenues was mainly driven by a 2.6% increase in revenues per unit offset by a 0.7% decline in units. The decline in unit volume was largely attributable to volume declines in the Direct to Consumer segment, partially offset by growth in the Financial Institution segment. Revenues per unit increased in both the Financial Institution segment (which included the full year impact of Alcott Routon, which Clarke American acquired in March 2004) and the Direct to Consumer segment.

Cost of Revenues

	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Combined	Predecessor (Novar)
$ in millions	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004
Cost of revenues	$17.4	$285.6	$91.1	$394.1	$353.1
Gross margin %	27.8%	35.1%	41.0%	36.3%	41.9%

Gross margin declined 5.6 percentage points in 2005 to 36.3%. Included in 2005 is $30.7 million of incremental cost of revenues related to the fair value adjustments to assets recorded in the Honeywell acquisition effective April 1, 2005 and in the M & F acquisition effective December 15, 2005, which accounted for 5.0 percentage points of the gross margin decline. A portion of the decline was attributable to an incremental $1.3 million of legal settlements received in 2004 against which no costs were incurred.

Selling, General and Administrative Expenses

	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Combined	Predecessor (Novar)
$ in millions	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004
Selling, general and administrative expenses	$6.0	$100.8	$39.2	$146.0	$147.5
% of revenues	24.9%	22.9%	25.4%	23.6%	24.3%

Selling, general and administrative expenses, as a percentage of revenues, decreased 0.7 percentage points to 23.6% reflecting success of Clarke American’s cost management efforts. Also, included in 2005 are $3.9 million of charges related to incremental acquisition related fair value adjustments to assets, restructuring and a contingent performance bonus related to the acquisition of Alcott Routon in March 2004. Partially offsetting these charges was a $3.5 million reduction in 2005 charges related to a stock option plan that was terminated in 2005 and group management fees charged by Clarke American’s former parent companies.

Interest Expense, net

	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Combined	Predecessor (Novar)
$ in millions	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004
Interest expense, net	$(2.8)	$(2.4)	$(5.6)	$(10.8)	$(19.1)

Substantially all interest income and interest expense for years ended December 31, 2005 and 2004, was realized or incurred in connection with related party transactions with the exception of $2.8 million of interest expense incurred in the Successor period related to the new debt created as a result of the M & F acquisition. See ‘‘—Presentation of Financial Information—Related Party Financing Activities.’’ Interest expense, net declined by $8.3 million, primarily as the result of retiring related party debt.

Provision (Benefit) for Federal and State Income Taxes

	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Combined	Predecessor (Novar)
$ in millions	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004
Statutory tax (benefit) expense	$(0.7)	$17.9	$6.5	$23.7	$30.8
(Benefit) provision for state income taxes, net of federal benefit and other	(0.1)	1.4	0.7	2.0	5.3
Subtotal	(0.8)	19.3	7.2	25.7	36.1
Establishment (release) of liabilities for tax reserves	—	0.8	0.3	1.1	(12.6)
Total income tax (benefit) expense	$(0.8)	$20.1	$7.5	$26.8	$23.5
Effective tax rates:
Statutory tax expense	35.0%	35.0%	35.0%	35.0%	35.0%
Provision for state income taxes, net of federal benefit and other	2.2%	2.7%	3.9%	3.1%	6.0%
Subtotal	37.2%	37.7%	38.9%	38.1%	41.0%
Establishment (release) of liabilities for tax reserves	0.0%	1.5%	1.6%	1.6%	(14.3%)
Effective income tax rate	37.2%	39.2%	40.5%	39.7%	26.7%

The effective tax rate increased 13.0 percentage points in 2005 to 39.7%. The majority of this increase is attributable to a change in accrued liabilities for tax reserves, including a release of $12.6 million of reserves no longer needed as certain tax contingencies were resolved in 2004 and incremental accruals of $1.1 million in 2005, which accounted for an increase of 15.9 percentage points in the effective tax rate. These releases or additional accruals for tax reserves are made based upon annual reviews of potential tax liabilities. As part of the M & F acquisition, Honeywell agreed to provide indemnification for liabilities on tax positions that relate to periods prior to the M & F acquisition.

Results of Operations—Review of Business Segments

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

	Three Months Ended March 31,
$ in millions	2007	2006
Consolidated Net Revenues
Financial Institution	$138.2	$136.6
Direct to Consumer	26.4	26.3
Total	$164.6	$162.9
Operating Income
Financial Institution	$20.2	$22.1
Direct to Consumer	3.2	3.0
Total	$23.4	$25.1

Financial Institution Segment

	Three Months Ended March 31,
$ in millions	2007	2006
Net revenues	$138.2	$136.6
Operating income	$20.2	$22.1
% of revenues	14.6%	16.2%

Net Revenues

Revenues increased 1.2% for the three months ended March 31, 2007. This increase was driven by an increase in revenues per unit, partially offset by a decrease in unit volume. Revenues per unit increased largely due to an increase in revenues for a large client, partially offset by reduced spending from some direct marketing customers. The decrease in unit volume is largely attributable to check usage declines.

Operating Income

Operating income as a percentage of net revenues declined 1.6 percentage points in the 2007 period to 14.6%. The decrease in operating margin percentage was primarily attributable to additional expense associated with various incentive plans and restructuring expenses, partially offset by cost reductions and a decrease in non-cash expenses related to fair value adjustments to assets recorded as part of the M & F acquisition. Such non-cash expenses related to fair value adjustments to assets as part of the M & F acquisition were $6.5 million and $7.4 million, respectively, for the three months ended March 31, 2007 and March 31, 2006.

Direct to Consumer Segment

	Three Months Ended March 31,
$in millions	2007	2006
Net revenues	$26.4	$26.3
Operating income	$3.2	$3.0
% of revenues	12.1%	11.4%

Net Revenues

Revenues increased by 0.4% for the three months ended March 31, 2007. This was driven by an increase in revenues per unit, partially offset by a decline in unit volume. Revenues per unit increased largely due to ordinary-course price increases implemented early in 2007. The decrease in unit volume was primarily attributable to check usage declines and lower customer response rates to direct mail advertisements.

Operating Income

Operating income as a percentage of net revenues increased by 0.7 percentage points in the three months ended March 31, 2007 period, compared to the prior year period, to 12.1%. Included in total expenses are non-cash expenses related to fair value adjustments to assets recorded as part of the M & F acquisition. The improvement in operating margin percentage is largely attributable to a decrease in such non-cash expenses related to fair value adjustments to assets as part of the M & F acquisition, which were $1.5 million and $1.7 million, respectively, for the three months ended March 31, 2007 and March 31, 2006. Other improvements to operating income as a percentage of revenues were primarily attributable to increased revenues per unit and cost reductions, partially offset by lower unit volumes.

Fiscal Year 2006 Compared to Combined Fiscal Year 2005

	Successor	Combined	Successor	Predecessor (Honeywell)	Predecessor (Novar)
$ in millions	Year Ended December 31, 2006	Year Ended December 31, 2005	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005
Consolidated Net Revenues
Financial Institution	$523.0	$521.7	$20.3	$371.8	$129.6
Direct to Consumer	100.9	96.7	3.8	68.1	24.8
Total	$623.9	$618.4	$24.1	$439.9	$154.4
Operating Income
Financial Institution	$76.8	$70.6	$0.5	$49.4	$20.7
Direct to Consumer	10.2	7.7	0.2	4.1	3.4
Total	$87.0	$78.3	$0.7	$53.5	$24.1

Financial Institution Segment

	Successor	Combined	Successor	Predecessor (Honeywell)	Predecessor (Novar)
$ in millions	Year Ended December 31, 2006	Year Ended December 31, 2005	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005
Net revenues	$523.0	$521.7	$20.3	$371.8	$129.6
Operating income	$76.8	$70.6	$0.5	$49.4	$20.7
% of revenues	14.7%	13.5%	2.5%	13.3%	16.0%

Net Revenues

Revenues increased 0.2% for the fiscal year ended December 31, 2006. This increase was driven by an increase in revenues per unit, partially offset by a decrease in unit volume. Revenues per unit increased largely due to new products and services and ordinary-course price increases, partially offset by the non-recurrence of a one-time project that occurred in 2005 and reduced spending with some direct marketing clients. The decline in unit volume is largely attributable to the loss of a large client in the fourth quarter of 2005 and check usage declines.

Operating Income

Operating income as a percentage of revenues rose 1.2 percentage points for the fiscal year ended December 31, 2006, to 14.7%. The improvement in operating income as a percentage of revenues was primarily attributable to increased revenues per unit, cost reductions and a decrease in stock option compensation. The reduction to stock option compensation of $2.8 million was related to a plan that was terminated in 2005. Partially offsetting the improvements in operating income as a percentage of revenues was an increase in non-cash expenses related to fair value adjustments to assets recorded as part of the acquisition by Honeywell on April 1, 2005 and the M & F acquisition on December 15, 2005. Included in total expenses were non-cash amortization expenses related to fair value adjustments to assets as part of the acquisitions, of $26.0 million and $25.9 million for the fiscal years ended December 31, 2006 and December 31, 2005, respectively.

Direct to Consumer Segment

	Successor	Combined	Successor	Predecessor (Honeywell)	Predecessor (Novar)
$ in millions	Year Ended December 31, 2006	Year Ended December 31, 2005	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005
Net revenues	$100.9	$96.7	$3.8	$68.1	$24.8
Operating income	$10.2	$7.7	$0.2	$4.1	$3.4
% of revenues	10.1%	8.0%	5.3%	6.0%	13.7%

Net Revenues

Revenues increased 4.3% for the fiscal year ended December 31, 2006. Revenues per unit increased largely due to sales of non-check products and services such as stationery, deposit management products, secure delivery and fulfillment programs. Offsetting the revenue increase was a decrease in unit volume, which was largely attributable to industry check usage declines and lower customer response rates to direct mail advertisements.

Operating Income

Operating income as a percentage of revenues rose 2.1 percentage points for the fiscal year ended December 31, 2006, to 10.1%. The improvement in operating income as a percentage of revenues was primarily attributable to increased revenues per unit, cost reductions and a decrease in stock option compensation. The reduction to stock option compensation of $0.6 million is related to a plan that was terminated in 2005.

Combined Fiscal Year 2005 Compared to Predecessor (Novar) Fiscal Year 2004

	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Combined	Predecessor (Novar)
$ in millions	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004
Consolidated Net Revenues
Financial Institution	$20.3	$371.8	$129.6	$521.7	$509.8
Direct to Consumer	3.8	68.1	24.8	96.7	97.8
Total	$24.1	$439.9	$154.4	$618.4	$607.6
Operating Income
Financial Institution	$0.5	$49.4	$20.7	$70.6	$95.4
Direct to Consumer	0.2	4.1	3.4	7.7	12.4
Other(1)	—	—	—	—	(0.8)
Total	$0.7	$53.5	$24.1	$78.3	$107.0

(1)	Other represents general and administrative expenses that were not allocated to the segments.

Financial Institution Segment

	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Combined	Predecessor (Novar)
$ in millions	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004
Net revenues	$20.3	$371.8	$129.6	$521.7	$509.8
Operating income	$0.5	$49.4	$20.7	$70.6	$95.4
% of revenues	2.5%	13.3%	16.0%	13.5%	18.7%

Net Revenues

The 2.3% increase in revenues in 2005 was driven by a slight increase in unit volume and increased revenues per unit attributable to the full year impact and strong organic growth from Alcott Routon, which Clarke American acquired in March 2004. The slight increase in unit volume was largely attributable to the addition of two large financial institution clients and was partially offset by check usage decline. Revenues per unit declines were largely offset by increased units through Clarke American’s preferred channels, which generally generate higher revenues per unit than orders placed through its other order channels.

Operating Income

Operating income as a percentage of revenues declined 5.2 percentage points in 2005 to 13.5%. Included in 2005 is $25.2 million of incremental cost of sales and intangible and other amortization related to the Honeywell acquisition effective April 1, 2005 and the M & F acquisition effective December 15, 2005, which accounted for 4.9 percentage points of the decline.

Direct to Consumer Segment

	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Combined	Predecessor (Novar)
$ in millions	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004
Net revenues	$3.8	$68.1	$24.8	$96.7	$97.8
Operating income	$0.2	$4.1	$3.4	$7.7	$12.4
% of revenues	5.3%	6.0%	13.7%	8.0%	12.7%

Revenues

The 1.1% decrease in revenues in 2005 was driven by declines in unit volume, partially offset by increased revenues per unit. The decrease in unit volume was largely attributable to industry check usage declines and lower customer response rates to direct mail advertisements. Revenues per unit increased largely due to improvements in upselling premium products and services.

Operating Income

Operating income as a percentage of revenues declined 4.7 percentage points to 8.0%. Included in 2005 are $6.7 million of incremental intangible and other amortization related to the Honeywell acquisition effective April 1, 2005 and the M & F acquisition effective December 15, 2005, which accounted for a 6.9 percentage point decline in operating income as a percentage of revenues. Partially offsetting this decline were cost reductions, including improvements in manufacturing technology and selective outsourcing.

Liquidity and Capital Resources

In connection with the Acquisition, we issued the initial notes and entered into senior secured credit facilities. The proceeds from the issuance of the initial notes, together with borrowings under our senior secured credit facilities were used to finance the purchase price of the Acquisition, to refinance prior Clarke American and Harland debt and to pay related premiums, fees and other expenses. See ‘‘Prospectus Summary—The Transactions.’’ As a result of an increased level of indebtedness from $603.8 million, net of unamortized original discount of $1.8 million on a stand-alone basis as of December 31, 2006, compared to approximately $2,420.2 million on a pro forma basis as of March 31, 2007, our combined company interest expense has increased significantly after the completion of the Transactions.

Long-Term Debt

Senior Secured Credit Facilities.    Our $1,800.0 million senior secured term loan will mature on June 30, 2014, and we are required to make scheduled payments of principal in the amount of $18.0 million per year in equal quarterly installments, with the first installment due September 28, 2007. Our $100.0 million revolving credit facility will mature on June 28, 2013. This revolving facility includes an up to $60.0 million subfacility in the form of letters of credit and an up to $30.0 million subfacility in the form of short-term swing line loans. Under certain circumstances, we are permitted to incur additional term loan and/or revolving credit facility indebtedness in an aggregate principal amount of up to $250.0 million. In addition, the terms of the senior secured credit facilities and the initial notes will allow us to borrow substantial additional debt.

Our senior secured credit facilities contain customary affirmative and negative covenants including, among other things, restrictions on indebtedness, liens, mergers and consolidations, sales of assets, loans, acquisitions, restricted payments, transactions with affiliates, dividends and other payment restrictions affecting subsidiaries and sale-leaseback transactions. Our senior secured credit facilities also require us to maintain a maximum consolidated secured leverage for the benefit of lenders under our revolving credit facility only. We have the right to prepay loans under our senior secured credit facilities at any time without premium or penalty, subject to certain breakage costs, and we may also reduce any unutilized portion of our senior secured credit facilities at any time, in minimum principal amounts set forth in the credit agreement. We will be required to prepay our senior secured term loan with 50% of excess cash flow (as defined in the credit agreement) and 100% of the net proceeds of certain issuances, offerings or placements of debt obligations after the closing date of the Acquisition.

If a change of control (as defined in the credit agreement) occurs after the closing date of the Acquisition, we will be required to make an offer to prepay all outstanding term loans under the credit agreement at 101% of the outstanding principal amount thereof plus accrued and unpaid interest, and lenders holding a majority of the revolving credit commitments may elect to terminate the revolving credit commitments in full. We are also required to offer to prepay outstanding term loans at 100% of the principal amount to be prepaid, plus accrued and unpaid interest, with the proceeds of certain asset sales under certain circumstances. For more information on the terms of our senior secured credit facilities, see ‘‘Description of Other Indebtedness—Senior Secured Credit Facilities.’’

Senior Notes.    The notes include $310.0 million of 9.50% fixed rate notes and $305.0 million of floating rate notes. Both the fixed rate notes and the floating rate notes will mature in 2015 and bear interest at the rates set forth on the cover of this prospectus. The indenture governing the notes contains customary restrictive covenants and prepayment provisions. See ‘‘Description of Notes.’’

Liquidity Assessment

In addition to our normal operating cash and working capital requirements and service of our indebtedness, we also require cash to fund capital expenditures, enable cost reductions through restructuring projects and make upfront contract acquisition payments to financial institution clients as follows:

•	Capital Expenditures. Clarke American’s capital expenditures are primarily related to infrastructure investments, internally developed software, cost reduction programs, marketing initiatives and other projects that support future revenue growth. Clarke American incurred $14.7 million in capital expenditures and $1.0 million in capitalized interest in 2006 and $25.2 million in capital expenditures (including a capitalized lease of $6.8 million) in 2005. During the three months ended March 31, 2007 and 2006, Clarke American incurred $1.6 million and $3.7 million of capital expenditures for similar investments and $0.1 million and $0.0 million of capitalized interest, respectively.

•	Upfront Contract Acquisition Payments. Clarke American made $15.7 million and $24.6 million of upfront contract acquisition payments to financial institution clients during 2006 and 2005, respectively. Clarke American made $3.8 million and $4.4 million of such payments in the three months ended March 31, 2007 and 2006, respectively.

•	Restructuring/Cost Reductions. Restructuring accruals and purchase accounting reserves have been established for anticipated severance payments and other expenses related to the planned restructuring or consolidation of some of our operations. Clarke American made $4.0 million of such payments in 2006 and $5.1 million in 2005. Clarke American made $1.0 million and $0.8 million of such payments in the three months ended March 31, 2007 and 2006, respectively.

We anticipate that our future capital expenditures and upfront contract acquisition payments will be largely consistent with the combined historical levels of such payments for Clarke American and Harland. We expect that payments related to restructuring programs will increase in the next 12 months to support the achievement of planned cost savings.

We believe that, based on current levels of operations and anticipated growth, cash flow from operations, together with other available sources of funds, including borrowings under our senior secured credit facilities, the initial notes and cash on hand, will be adequate to make required payments on our indebtedness, to fund anticipated capital expenditures and to satisfy our working capital requirements for at least the next twelve months.

Our ability to meet our debt service obligations and reduce our total debt will depend upon our ability to generate cash in the future which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. We may not be able to generate sufficient cash flow from operations, and future borrowings may not be available to us under our senior secured credit facilities in an amount sufficient to enable us to repay our debt, including the notes, or to fund our other liquidity needs. If our future cash flow from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt, including the notes, on or before maturity. We may not be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing and future indebtedness, including the notes and our senior secured credit facilities, may limit our ability to pursue any of these alternatives. See ‘‘Risk Factors—Risks Related to Our Substantial Indebtedness—Our ability to make payments on the notes and our other indebtedness depends on our ability to generate sufficient cash in the future.’’ Some risks that could adversely affect our ability to meet our debt service obligations include, but are not limited to, decreases in check usage, increases in competitive activity, adverse changes among our highly concentrated financial institution clients or adverse legislative changes. See ‘‘Risk Factors—Risks Related to Our Business,’’ ‘‘Risk Factors—Risks Related to Harland Clarke,’’ and ‘‘Risk Factors—Risks Related to the HFS and Scantron Businesses.’’ Our borrowings under our senior secured credit facilities and the floating rate notes will bear interest at floating rates. Therefore, our financial condition will be affected by changes in prevailing interest rates.

Cash Flow Summary

Three months Ended March 31, 2007 compared to Three months Ended March 31, 2006

	Three Months Ended March 31,
$ in millions	2007	2006
Cash provided by (used in):
Operating activities	$16.7	$28.6
Investing activities	(1.2)	(3.7)
Financing activities	(32.1)	(21.3)
Net (decrease) increase in cash and cash equivalents	$(16.6)	$3.6

Cash provided by operating activities decreased during the three months ended March 31, 2007 by $11.9 million compared to the three months ended March 31, 2006. Net income for the three months ended March 31, 2007 was $1.3 million lower than the three months ended March 31, 2006. Cash generated from other operating activities was lower for the three months ended March 31, 2007 due to a $4.1 million use of cash from a larger increase in accounts receivable balances, a $2.6 million impact from lower increases in tax accrual balances, $1.6 million of lower prepaid and accrued contract acquisition costs, net of amortization, and a net $2.3 million use of cash from changes in other operating assets and liabilities.

Cash used in investing activities decreased by $2.5 million during the three months ended March 31, 2007 compared with the three months ended March 31, 2006 primarily due to lower capital expenditures.

Cash used in financing activities during the three months ended March 31, 2007 increased by $10.8 million, as compared to the three months ended March 31, 2006. The change in cash used in financing activities was due to a $17.4 million increase in repayments of external loans and a $3.8 million reduction in borrowings, partially offset by a $10.4 million decrease in cash overdrafts due to higher cash balances.

Fiscal Year 2006 Compared to Combined Fiscal Year 2005

	Successor	Combined (1)	Successor	Predecessor (Honeywell)	Predecessor (Novar)
$ in millions	Year Ended December 31, 2006	Year Ended December 31, 2005	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005
Cash provided by (used in):
Operating activities	$79.2	$117.0	$4.3	$99.7	$13.0
Investing activities	(15.7)	(18.4)	(1.1)	(14.7)	(2.6)
Financing activities	(39.2)	(98.9)	0.4	(94.1)	(5.2)
Net increase (decrease) in cash and cash equivalents	$24.3	$(0.3)	$3.6	$(9.1)	$5.2

(1)	The Combined 2005 Cash Flow Summary does not reflect $617.0 million of indebtedness incurred in connection with the M & F acquisition in December 2005.

Cash provided by operating activities decreased during 2006 by $37.8 million compared to 2005. Net income for 2006 was $21.2 million lower than 2005 and included $49.2 million of incremental interest expense, net and approximately $3.4 million of incremental depreciation, amortization and other non-cash charges resulting from the M & F acquisition. Cash provided by other operating activities was lower for 2006 due to $33.6 million of nonrecurring 2005 related party financing activities. These changes were partially offset by $10.6 million of lower prepaid and accrued contract acquisition costs, net of amortization, and a net $3.0 million source of cash from changes in other operating assets and liabilities. The related party financing activities were discontinued after the completion of the M & F acquisition. See ‘‘—Presentation of Financial Information—Related Party Financing Activities.’’

Cash used in investing activities decreased by $2.7 million during 2006 primarily due to decreased capital expenditures.

Cash used in financing activities during 2006 decreased by $59.7 million. The change in cash used in financing activities was due to a $63.1 million decrease in dividend payments and a $35.9 million decrease in net affiliate loan repayments, partially offset by a $27.7 million increase in net external loan repayments, $9.8 million related to cash overdrafts, and a $1.8 million reduction in cash sourced from other financing activities.

Combined Fiscal Year 2005 Compared to Predecessor (Novar) Fiscal Year 2004

	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Combined (1)	Predecessor (Novar)
$ in millions	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004
Cash provided by (used in):
Operating activities	$4.3	$99.7	$13.0	$117.0	$63.3
Investing activities	(1.1)	(14.7)	(2.6)	(18.4)	(28.0)
Financing activities	0.4	(94.1)	(5.2)	(98.9)	(35.1)
Net increase (decrease) in cash and cash equivalents	$3.6	$(9.1)	$5.2	$(0.3)	$0.2

(1)	The Combined 2005 Cash Flow Summary does not reflect $617.0 million of indebtedness incurred in connection with the M & F acquisition in December 2005.

Cash provided by operating activities increased during 2005 by $53.7 million compared to 2004. Net income for 2005 was $23.7 million lower than in 2004 but included approximately $32.6 million of depreciation, amortization and other non-cash charges resulting from the Honeywell acquisition and the M & F acquisition. Other incremental cash generated from operating activities included $43.8 million attributable to related party financing activities and $1.0 million from changes in other operating assets and liabilities. The related party financing activities transactions were discontinued after the completion of the M & F acquisition. See ‘‘—Presentation of Financial Information—Related Party Financing Activities.’’

Cash used in investing activities decreased by $9.6 million during 2005 compared with 2004 due primarily to the acquisition of Alcott Routon Inc. in March 2004, net of cash for $11.4 million, partially offset by a $1.1 million increase in capital expenditures in 2005 due to new growth initiatives.

Cash used in financing activities during 2005 increased by $63.8 million, compared to 2004. The change in cash used in financing activities was largely due to related party financing activities, which were discontinued after the M & F acquisition. See ‘‘—Presentation of Financial Information—Related Party Financing Activities.’’

Contractual Obligations and Commitments

Pro Forma.    The following table is a summary of our significant contractual obligations at December 31, 2006 on a pro forma basis, giving effect to the Transactions:

	Payments Due by Period
Contractual obligations	Total	Less than 1 year	1 to 3 Years	4 to 5 Years	After 5 Years
	(dollars in millions)
Revolving credit facility (1)	$—	$—	$—	$—	$—
Senior secured term loan (2)	1,800.0	18.0	36.0	36.0	1,710.0
Initial notes (3)	615.0	—	—	—	615.0
Interest on long term debt (4)	1,441.1	201.6	399.0	393.3	447.2
Capital lease obligations	5.1	1.6	3.2	0.3	—
Operating lease obligations	122.7	24.1	44.0	32.1	22.5
Raw material purchase obligations	11.6	11.6	—	—	—
Other long-term liabilities	18.2	1.4	4.3	1.9	10.6
Upfront contract acquisition payments (5)	114.1	44.5	55.1	12.5	2.0
Other purchase obligations (6)	46.8	18.4	21.8	6.6	—
Postretirement benefit payments (7)	12.2	1.2	2.5	2.4	6.1
Total	$4,186.8	$322.4	$565.9	$485.1	$2,813.4

(1)	Our $100.0 million revolving credit facility will mature on June 28, 2013. This facility includes an up to $60.0 million letter of credit subfacility and an up to $30.0 million short-term swing line loan subfacility. See ‘‘Description of Other Indebtedness—Senior Secured Credit Facilities.’’
(2)	Our $1,800.0 million senior secured term loan will mature on June 30, 2014, and we are required to make scheduled payments of principal in the amount of $18.0 million per year in equal quarterly installments. See ‘‘Description of Other Indebtedness—Senior Secured Credit Facilities.’’
(3)	The notes will mature in 2015 and include $310.0 million of fixed rate notes and $305.0 million of floating rate notes. For more information on the terms of the notes, see ‘‘Description of Notes.’’
(4)	Interest expense is estimated on a basis consistent with our estimates of pro forma interest expense. See ‘‘Unaudited Pro Forma Condensed Consolidated Financial Information.’’
(5)	Represents unpaid amounts under existing client contracts.
(6)	Purchase obligations include amounts due under contracts with third party service providers. Such contracts are primarily for information technology services including license rights for mainframe software usage, voice and network data services and telecommunication services. We routinely issue purchase orders to numerous vendors for the purchase of inventory and other supplies. These purchase orders are generally cancelable with reasonable notice to the vendor. As such, these purchase orders are not included in the purchase obligations presented in the table above.
(7)	Represents postretirement benefits expected to be paid to Harland personnel.

Historical.    As of December 31, 2006, on a historical basis, Clarke American’s contractual obligations were as follows:

	Payments Due by Period
Contractual obligations	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
	(dollars in millions)
Long-term debt obligations, including current portion (1)	$601.0	$45.6	$61.5	$318.9	$175.0
Interest on long-term debt (2)	282.2	54.5	102.8	83.8	41.1
Capital lease obligations (3)	5.1	1.6	3.2	0.3	—
Operating lease obligations (4)	41.4	8.0	15.2	10.7	7.5
Raw material purchase obligations	9.7	9.7	—	—	—
Other liabilities and indebtedness	5.2	0.4	2.7	0.7	1.4
Client incentives	62.1	22.8	24.9	12.4	2.0
Other purchase obligations (5)	46.8	18.4	21.8	6.6	—
Total	$1,053.5	$161.0	$232.1	$433.4	$227.0

(1)	Long-term debt obligations include amounts outstanding under Clarke American’s prior $440.0 million term loan facility and $175.0 million of 2013 notes, both of which were refinanced at the time of the Acquisition, as well as $1.0 million of other indebtedness. Principal payments due in less than 1 year of $45.6 million include $26.4 million for the 2006 excess cash flow payment under Clarke American’s prior term loan facility that was paid in the first quarter of 2007.
(2)	Interest on long-term debt assumes that all floating rates of interest remain the same as those in effect at December 31, 2006, with the exception that, effective July 1, 2009, the $150.0 million notional amount of Clarke American’s hedge increases to the rate in effect at December 31, 2006. It also assumes that levels of borrowing under Clarke American’s revolving credit facility remain at zero, as it was on December 31, 2006 and all mandatory payments are made.
(3)	The capital lease obligation includes both principal repayments and interest payments and is further discussed in Note 14 to Clarke American’s consolidated financial statements included elsewhere in this prospectus.
(4)	Operating lease obligations are further discussed in Note 10 to Clarke American’s consolidated financial statements included elsewhere in this prospectus.
(5)	Other purchase obligations include vendor commitments for information technology services, advertising and payments due under royalty agreements. Clarke American routinely issues purchase orders to numerous vendors for the purchase of inventory and other supplies. These purchase orders are not included in the purchase obligation presented here, as Clarke American’s business partners typically allow Clarke American to cancel these purchase orders as necessary to accommodate business needs.

At December 31, 2006, Clarke American had a net deferred tax liability of $218.8 million. Deferred income tax liabilities are temporary differences between tax and financial statement basis of assets and do not directly relate to income taxes to be paid in the future. Thus, these liabilities have not been included in the contractual obligations table. There are also long-term liabilities related to retirement benefits at December 31, 2006 of $1.6 million for which the timing of payment is uncertain and is not included in the contractual obligations table.

Off-Balance Sheet Arrangements

It has not been our practice to enter into off-balance sheet arrangements. In the normal course of business we periodically enter into agreements that incorporate general indemnification language. These indemnifications encompass such items as intellectual property rights, governmental regulations and/or employment-related matters. Performance under these indemnities would generally be triggered by a breach of terms of the contract or by a third-party claim. There have historically been no material losses related to such indemnifications, and we do not expect any material adverse claims in the future.

We are not engaged in any transactions, arrangements or other relationships with any unconsolidated entity or other third party that is reasonably likely to have a material effect on our consolidated results of operations, financial position or liquidity. In addition, we have not established any special purpose entities.

Environmental Matters

We have no knowledge of any pending or reasonably likely material environmental issues with respect to Clarke American’s current facilities, equipment, and property. While we believe we are in substantial compliance with existing laws and regulations, we may incur substantial costs related to such compliance or related to other currently unknown material environmental issues in the future.

Inflation

Highly competitive market conditions have minimized the impact of inflation on the selling prices of our products and the costs of its purchased materials. Cost increases for material and labor have generally been low, and productivity and supply chain initiatives have largely offset any impact.

Quantitative and Qualitative Disclosures about Market Risks

As a result of the financing for the Acquisition, we are exposed to significant market risk from changes in interest rates, and our results of operations and financial condition will be affected by changes in prevailing interest rates, since a substantial portion of our outstanding borrowings bear interest at floating rates. We expect to manage our exposure to market risks through our regular operating and financing activities. In order to manage our exposure to fluctuations in interest rates, we expect to enter into interest rate derivative transactions in the form of interest rate swaps. Under the senior secured credit facility, within 180 days after the Acquisition and for at least two years following the Acquisition, no less than 40% of total funded debt (as defined in our credit agreement) at any time outstanding is required to effectively bear interest at a fixed rate, either by the terms of the debt or by use of hedging agreements.

As of the closing of the Transactions, we had $1,800.0 million of term loans outstanding under our senior secured credit facilities, $305.0 million outstanding under our floating rate senior notes and $10.8 million of letters of credit outstanding under our revolving credit facility. All of these outstanding loans are Eurodollar Loans. We believe that a hypothetical 10% increase or decrease in current interest rates applicable to our floating rate debt outstanding as of May 1, 2007 would result in an increase or decrease in our annual interest expense of approximately $17.0 million per year.

During February 2006 we entered into an interest rate hedge transaction in the form of a three-year interest rate swap with a notional amount of $150.0 million. In May 2007 the swap was amended to reference the new credit facilities. The hedge swaps the underlying variable rate for a fixed rate of 4.992%. The purpose of this hedge transaction is to limit our risk on a portion of the variable rate senior secured credit facilities and the floating rate notes. For the three-months ended March 31, 2007 and for the year ended December 31, 2006, we recorded a $0.1 million and $0.3 million benefit, respectively, as a reduction of interest expense from this hedge transaction. We did not have any interest rate swap agreements in effect at December 31, 2005.

Critical Accounting Policies and Estimates

We review our accounting policies on a regular basis. We make estimates and judgments as part of our financial reporting that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to accounts receivable, intangible assets, income taxes, contingencies and litigation, as well as other assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe reasonable under the circumstances. These estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Results may differ from these estimates due to actual outcomes being different from the assumed outcomes. We believe the following critical accounting policies affect our more significant judgments and estimates for our operations through March 31, 2007. There were no new accounting standards effective in the first quarter of 2007, 2006 or 2005 that had a material impact on our consolidated financial statements.

Upfront Contract Acquisition Payments

We have contracts with certain financial institution clients that require prepayment of upfront contract acquisition payments. These payments are amortized on a straight-line basis over the terms of the respective contracts as a reduction of sales revenue. This accounting method conforms to the guidance provided by the Emerging Issues Task Force Item No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Product). The contracts allow us to recoup portions of these prepayments in the event that a contract is terminated early. Any amounts repaid would represent the original prepayment adjusted to consider the number of unexpired contract periods. The unamortized upfront contract acquisition payments balances are included in other assets on our consolidated balance sheets.

Advertising

Direct-response advertising is capitalized and amortized over its expected period of future benefits. Direct-response advertising consists primarily of inserts that include order forms for Checks In The Mail’s products and are amortized for a period of up to 18 months. Custom advertising pieces for Clarke American Checks Inc. were capitalized during 2004 and were amortized over 30 months following their distribution. Amortization is charged to match the advertising expense with the related revenue streams. Other advertising activities include product catalogs and price sheets, which are expensed when issued to our financial institution clients for use.

Long-Lived Assets

We assess the impairment of property, plant and equipment and intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors we consider important that could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of use of these assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

When we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more indicators of impairment, we measure the impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in its current business model. We re-evaluate the useful life of these assets annually to determine if events and circumstance continue to support their recorded useful lives.

Goodwill and Acquired Intangible Assets

Goodwill represents the excess of cost (purchase price) over the fair value of net assets acquired. Acquired intangibles are recorded at fair value as of the date acquired. Goodwill and other intangibles determined to have an indefinite life are not amortized, but are tested for impairment at least annually or when events or changes in circumstances indicate that the assets might be impaired.

The goodwill impairment test is a two-step process, which requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of our reporting units based on discounted cash flow models using revenue and profit forecasts and comparing the estimated fair values with the carrying values of our reporting units, which include the goodwill. If the estimated fair values are less than the carrying values, a second step is performed to compute the amount of the impairment by determining an ‘‘implied fair value’’ of goodwill. The determination of the ‘‘implied fair value’’ requires us to allocate the estimated fair value to the assets and liabilities of the reporting unit. Any unallocated fair value represents the ‘‘implied fair value’’ of goodwill, which is compared to the corresponding carrying value.

We measure impairment of our indefinite-lived intangible assets, which consist of certain tradenames and trademarks, based on projected discounted cash flows. We also re-evaluate the useful life of these assets annually to determine whether events and circumstances continue to support an indefinite useful life.

The annual impairment evaluations for goodwill and indefinite-lived intangible assets involve significant estimates made by management in determining the fair value of our reporting units and indefinite-lived intangible assets. There is inherent subjectivity involved in estimated future cash flows. These estimates are susceptible to change from period to period because management must make assumptions about future cash flows, profitability, terminal values and other items. Changes in estimates could have a material impact in the carrying amount of goodwill and indefinite-lived intangible assets in future periods.

Intangible assets that are deemed to have a finite life are evaluated for impairment as discussed above in ‘‘Long-Lived Assets.’’

Income Taxes

We are included in the consolidated federal income tax return of M & F Worldwide as of December 15, 2005, and the respective state corporate income tax returns of each subsidiary are filed on a separate or combined entity basis. In accordance with tax sharing agreements between M & F Worldwide and each subsidiary, current federal income taxes payable or recoverable have been provided based upon each subsidiary’s relevant share of M & F Worldwide’s consolidated tax liability or benefit, which is determined as if each subsidiary were filing a separate return. Deferred income taxes are recognized for future income tax consequences attributable to differences between the tax and book bases of assets and liabilities.

Derivatives

During 2006, we began using derivative financial instruments to manage interest rate risk related to a portion of our long-term debt. We recognize all derivatives at fair value as either assets or liabilities in the consolidated balance sheets and changes in the fair values of such instruments are recognized in earnings unless specific hedge accounting criteria are met. If specific cash flow hedge accounting criteria are met, we recognize the changes in fair value of these instruments in other comprehensive income until the underlying debt instrument being hedged is settled or we determine that the specific hedge accounting criteria are no longer met.

On the date the interest rate derivative contract is entered into, we designate the derivative as either a fair value hedge or a cash flow hedge. We formally document the relationship between hedging instruments and the hedged items, as well as our risk-management objectives and strategy for undertaking various hedge transactions. We link all hedges that are designated as fair value hedges to specific assets or liabilities on the balance sheet or to specific firm commitments. We link all hedges that are designated as cash flow hedges to forecasted transactions or to liabilities on the balance sheet. We also assess, both at the inception of the hedge and on an on-going basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If an existing derivative were to become not highly effective as a hedge, we would discontinue hedge accounting prospectively. We assess the effectiveness of the hedge based on total changes in the hedge’s cash flows at each payment date as compared to the change in the expected future cash flows on the long-term debt.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, Fair Value Measurement. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, but does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of SFAS No. 157 on our consolidated results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value and requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of SFAS No. 159 on our consolidated results of operations and financial position.

Management’s Discussion and Analysis
 of Financial Condition and Results of Operations of Harland

This management’s discussion and analysis of financial condition and results of operations relates to the historical periods presented and does not give effect to the Transactions, since they were completed subsequent to the date of the financial statements discussed.

As of March 30, 2007, John H. Harland Company operated its business in three segments.

For purposes of this section only:

•	The Harland Printed Products (‘‘HPP’’) segment includes checks, direct marketing activities and fraud payment prevention solutions marketed primarily to financial institutions;

•	The HFS segment is focused on the financial institution market. It includes core processing applications and services for credit unions, thrifts and community banks, education and e-commerce solutions primarily to credit unions, lending and mortgage origination applications, mortgage servicing applications, branch automation applications, customer relationship management applications and field maintenance services; and

•	The Scantron segment includes scanning equipment and software, scannable forms, survey solutions, testing and assessment tools and training services. Scantron sells these products and services to the education, commercial and financial institution markets.

Critical Accounting Policies

Harland has identified certain of its accounting policies as critical to its business operations and the understanding of its results of operations. These policies include revenue recognition, impairment of long-lived assets, goodwill and other intangible assets, income taxes and share-based compensation. Harland believes there were no material changes in its critical accounting policies during the three-month period ended March 30, 2007. On January 1, 2007, Harland adopted the provisions of FIN 48, which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The adoption of FIN 48 did not have any effect on Harland’s results from operations or financial position.

Revenue Recognition.

Harland considers its revenue recognition policy as critical to its reported results of operations primarily in its HFS and Scantron segments. Revenue is recognized in accordance with the provisions of Statement of Position 97-2, Software Revenue Recognition, as amended by SOP 98-9, Software Revenue Recognition, with Respect to Certain Transactions, and clarified by Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements, SAB 104, Revenue Recognition, and Emerging Issues Task Force Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. The application of these pronouncements requires judgment, including whether a software arrangement includes multiple elements, whether any elements are essential to the functionality of any other elements, and whether vendor-specific objective evidence, or ‘‘VSOE,’’ of fair value exists for those elements. Clients receive certain elements of Harland’s products and services over time. Changes to the elements in a software arrangement or in Harland’s ability to identify VSOE for those elements could materially impact the amount of earned and unearned revenue reflected in the financial statements.

For software license agreements that do not require significant modification or customization of the software, Harland recognizes software license revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, the license fee is fixed and determinable and collection is probable. Harland’s software license agreements include multiple products and services or ‘‘elements.’’ None of these elements are deemed to be essential to the functionality of the other elements. SOP 97-2, as amended by SOP 98-9, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on VSOE of fair value. Fair value is determined for license fees based upon the price charged when sold separately. In the event that Harland determines that VSOE does not exist for one or more of the delivered elements of a software arrangement, but does exist for all of the undelivered elements, revenue is recognized using the residual method allowed by SOP 98-9. Under the residual method, a residual amount of the total arrangement fee is recognized as revenue for the delivered elements after the established fair value of all undelivered elements has been deducted.

Implementation services are generally for installation, training, implementation and configuration. These services are not considered essential to the functionality of the related software. VSOE of fair value is established by pricing used when these services are sold separately. Generally revenue is recognized when services are completed. On implementations for outsourced data processing services, revenue is deferred and recognized over the life of the outsourcing arrangement. On certain larger implementations, revenue is recognized based on milestones during the implementation. Milestones are triggered by tasks completed or based on labor hours. Estimates of efforts to complete a project are used in the percentage-of-completion calculation. Due to uncertainties inherent in these estimates, actual results could differ from these estimates.

Maintenance support revenue is recognized pro-rata over the contract period, typically one year. VSOE of fair value is determined based on contract renewal rates.

Outsourced data processing services and other transaction processing services are recognized in the month the transactions were processed or the services were rendered.

Impairment of Long-Lived Assets.

Harland reviews long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Impairment exists when the carrying amount of long-lived assets and certain intangibles exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of those assets. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. In instances where active markets are not available for an asset, fair value may be determined using discounted cash flows. Significant assumptions requiring judgment are required to determine future cash flows, including but not limited to the estimated remaining useful life of the asset, future revenue streams and future expenditures to maintain the existing service potential of the asset. In the fourth quarter of 2006, Harland recorded an impairment charge which resulted from the decision to dispose of Harland’s printing operation located in Mexico ($3.5 million before income taxes). In the third quarter of 2004, Harland recorded a charge of $7.9 million before income taxes related to certain portions of an HPP customer care infrastructure project. During the second and fourth quarters of 2004, Harland recorded a combined charge of $2.4 million before income taxes on an HPP facility to adjust the basis of the facility to its estimated fair value.

Goodwill and Other Intangible Assets.

Harland makes estimates and assumptions regarding future cash flows in its review of the carrying values of goodwill and other intangible assets to assess recoverability in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. If these estimates and assumptions change in the future (which may occur due to changes in Harland’s business prospects, market trends or other economic factors which would impact projected annual sales, operating profit and cash flows), Harland may be required to record impairment charges. Harland analyzes its goodwill for impairment on an annual basis as of December 31. No impairment of goodwill was identified during the years ended December 31, 2006, 2005 and 2004.

Income Taxes.

The carrying value of Harland’s net deferred tax assets (net of valuation allowances) assumes Harland will be able to generate sufficient future taxable income in certain tax jurisdictions. Harland may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense if Harland’s estimates of future taxable income in those jurisdictions decrease. Harland may be required to release all or a portion of recorded valuation allowances against its deferred tax assets resulting in lower income tax expense, except for such allowances for deferred tax assets related to acquisitions, the release of which would reduce goodwill. The release of valuation allowances would result from changes in Harland’s estimates of realized capital gains, utilization of state net operating loss carryforwards and utilization of acquired tax credits subject to annual limitations.

Share-Based Compensation.

Effective January 1, 2006, Harland adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, which establishes accounting for share-based awards exchanged for employee services. Under the provisions of SFAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employee’s requisite service period (generally the vesting period of the equity grant). Harland amortizes share-based compensation using the straight-line method. Harland elected to adopt the modified prospective transition method as provided by SFAS 123(R). In accordance with the requirements of the modified prospective transition method, consolidated financial statements for prior year periods have not been restated to reflect the fair value method of expensing share-based compensation.

Prior to January 1, 2006, Harland applied Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its share-based compensation plans and applied the disclosure-only provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, as amended by FASB Statement No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. In accordance with APB 25, no share-based compensation cost was reflected in net income for options or purchases under Harland’s employee stock purchase plan.

Discontinued Operations

During 2006, Harland’s printing operation in Mexico continued a recent pattern of underperformance primarily due to the loss of a large client in 2005. In the fourth quarter of 2006, Harland made a decision to dispose of this operation and received an offer from a third party regarding the purchase of the operation. The fair value of the offer was less than the carrying value of the operation’s assets. Accordingly, Harland recognized an impairment charge of $3.5 million and classified the operation as held for sale. The operation has been classified as a discontinued operation in the consolidated results of operations. The impairment charge was included in the discontinued operation’s results. On May 15, 2007, Harland sold this operation.

The carrying amounts of the operation’s assets and liabilities included in the consolidated balance sheets are not significant. In 2006, 2005, and 2004, operating results of the discontinued operation included sales of $4.3 million, $6.3 million and $8.2 million, respectively. The operating results of the discontinued operation consisted of a loss of $5.2 million in 2006 including the $3.5 million impairment charge, a loss of $1.1 million in 2005 and income of $0.1 million in 2004.

Reclassifications

Prior to 2006, Harland included substantially all share-based compensation expense and a 401(k) plan performance contribution as a corporate expense classified within selling, general and administrative expenses. In conjunction with the adoption of SFAS 123(R) and pursuant to SEC Staff Accounting Bulletin No. 107, Harland elected to include share-based compensation and the 401(k) plan performance contribution expense in results of operations of the related business segment and to classify a portion of these expenses to cost of goods sold. Prior periods have been reclassified to conform to these changes. This reclassification for prior periods had no impact on net income or on stockholders’ equity as previously reported.

The following table presents share-based compensation included in Harland’s consolidated statements of income by classification and by business segment for 2006, 2005 and 2004 (in thousands):

	2006	2005	2004
Share-based compensation included in:
Cost of sales	$1,520	$548	$311
Selling, general and administrative	16,214	6,626	5,321
Total share-based compensation	$17,734	$7,174	$5,632
Share-based compensation included in:
HPP	$3,440	$2,135	$1,239
HFS	4,537	1,948	1,406
Scantron	672	1,036	981
Corporate	9,085	2,055	2,006
Total share-based compensation	$17,734	$7,174	$5,632

Business Segment Changes

During the fourth quarter of 2006, Harland transferred its field maintenance services from the Scantron business segment to the HFS business segment. This transfer was implemented to align the relationship between core processing offerings and the services and maintenance requirements of the financial institution market. Also in the fourth quarter of 2006, as discussed above, Harland classified a printing operation in Mexico as discontinued operations and, accordingly, removed such operations from the HPP segment. During the third quarter of 2006, Harland reassigned certain business operations including card products, educational services and fraud payment prevention solutions from the HFS business segment to the HPP business segment. During the second quarter of 2006, Harland transferred certain business operations related to on-site check printing systems from the HFS business segment to the HPP business segment. Accordingly, prior period results have been revised to conform to the 2006 business segment changes.

Significant Events

On December 19, 2006, M & F Worldwide entered into an Agreement and Plan of Merger with Harland pursuant to which M & F Worldwide would acquire Harland for $52.75 per share in cash. On May 1, 2007, the Acquisition was completed for total cash consideration of approximately $1.7 billion which included the repayment of Harland’s outstanding borrowings under its credit facility. Upon completion of the Acquisition, Harland became our indirect, wholly owned subsidiary. See ‘‘Summary —The Transactions.’’

In July 2006, Harland entered into a credit facility with a syndicate of banks increasing the amount from $412.5 million under its previous credit facility to $450.0 million. The credit facility consisted of a $362.5 million revolving loan and an $87.5 million term loan, both of which had been scheduled to mature in 2011.

On April 28, 2006, HFS acquired the remaining 20% equity interest in Cavion LLC held by outside investors for approximately $4.2 million in cash. The transaction increased HFS’s equity ownership in Cavion to 100%.

On January 31, 2006, HFS acquired Financialware, Inc. for approximately $7.1 million in a cash for equity transaction. In June 2005, Harland acquired substantially all of the assets of Liberty Enterprises, Inc. for approximately $161.0 million in cash including acquisition costs. In April 2005, HFS acquired Intrieve, Incorporated for approximately $77.1 million, including acquisition costs, in a cash for equity transaction. See Note 3 to Harland’s annual consolidated financial statements included elsewhere in this prospectus for further information regarding these acquisitions.

In March 2005, Harland was notified that a major client in its HPP segment would not renew its contract that expired in March 2006. The annual sales under this contract were approximately

$36 million with annual pre-tax operating income of approximately $10 million. Harland believes it has eliminated all variable costs associated with this client and adjusted its infrastructure wherever possible to minimize the impact of fixed costs. This client loss was effective during the first quarter of 2006.

In September 2004, Harland concluded that upgrading certain existing customer care systems in its HPP segment would be more economical than continued development of portions of certain new customer care systems. The decision to terminate development efforts required a non-cash pre-tax impairment charge of $7.9 million. Harland continued with development and implementation of the remaining portions of the customer care infrastructure project.

During the third quarter of 2004, Harland completed a reorganization of its HPP operations including the consolidation of its domestic manufacturing operations from 14 plants to nine plants. Two of the closed facilities were leased. One of these facilities was under lease through late 2005 and the other is under lease through mid-2010. During the third quarter of 2004, Harland sublet the latter facility to a third party for the remaining term of the lease.

In addition to the plant consolidation, HPP implemented other staffing reductions beginning in the fourth quarter of 2003 which were completed during the third quarter of 2004. These actions were primarily due to excess capacity in production facilities. The excess capacity resulted from efficiencies realized from digital printing technology and lower volumes. The lower volumes were attributable to the losses of certain large clients, including a direct check marketer, and general market volume decline. Harland believes these actions bring its production and support structures in line with its business levels.

The net pre-tax expenses associated with the plant consolidations totaled $8.1 million consisting of employee severance ($2.8 million), revision of depreciable lives and salvage values of furniture and equipment, asset impairment charge and disposal gains and losses ($2.4 million), relocation and other costs ($2.2 million) and contract termination costs related to leaseholds ($0.7 million). The net pre-tax expenses associated with other staffing reduction actions totaled $4.5 million consisting of employee severance costs.

The following table presents net expenses by income statement caption for plant consolidation and other staffing reduction actions for 2006, 2005 and 2004 (in thousands):

	2006	2005	2004
Plant consolidation expenses:
Cost of sales	$(150)	$97	$5,347
Asset impairment charges	—	—	2,444
Loss (gain) on disposal of assets – net	—	37	(3,612)
Total	$(150)	$134	$4,179
Other staffing reduction actions:
Selling, general and administrative expenses	$—	$—	$1,644

Results of Operations

First Quarter of 2007 Versus First Quarter of 2006

Sales

Consolidated sales and sales by segment for the three month periods ended March 30, 2007 and March 31, 2006 were as follows (in thousands):

	Three Month Periods Ended
	March 30, 2007		March 31, 2006
	Amount	% of Total	Amount	% of Total
Sales
HPP	$162,692	62.3%	$176,178	64.7%
HFS	78,893	30.2%	77,091	28.3%
Scantron	19,476	7.5%	19,306	7.1%
Eliminations	14	0.0%	(146)	(0.1)%
Total	$261,075	100.0%	$272,429	100.0%

Consolidated sales decreased $11.4 million, or 4.2%, in the first quarter of 2007 compared to the first quarter of 2006. Sales of products, which consist of all HPP sales (except analytical and educational services), software licensing sales, scanning equipment and scannable forms and other products, decreased $11.1 million, or 5.3%, in the first quarter of 2007 compared to the first quarter of 2006. Sales of services, which consist of software maintenance services, field maintenance services, core processing services, analytical and consulting services and other services, decreased $0.3 million, or 0.4%, in the first quarter of 2007 compared to the first quarter of 2006.

HPP sales decreased $13.5 million, or 7.7%, in the first quarter of 2007 compared to the first quarter of 2006. Imprint check printing operations were unfavorably impacted by a volume decrease of 11.7%, offset partially by an average price per unit increase of 1.8%. The volume decrease was primarily attributable to a major customer loss late in the first quarter of 2006 and also to general market volume erosion related to alternative payment systems. Sales of computer checks and related products increased 2.3% in the first quarter of 2007 compared to the first quarter of 2006 due primarily to increased volume through the financial institution channel and the expansion of premium delivery options. Sales of direct marketing activities decreased 1.0% in the first quarter of 2007 compared to the first quarter of 2006 primarily due to a mass mailing for a major customer during the first quarter of 2006 that did not recur during the first quarter of 2007.

HFS sales increased $1.8 million, or 2.3%, in the first quarter of 2007 compared to the first quarter of 2006. Retail and lending solutions sales increased 5.5% in the first quarter of 2007 compared to the first quarter of 2006 primarily due to higher sales of lending and retail solutions products, partially offset by a decrease in sales in mortgage solutions. Lending solutions sales increased due in part to gains in market share, increases in fees due to asset growth of customers and initial sales of a new product released in 2007. Retail solutions sales increased primarily due to the drawdown of backlog related to large branch automation implementations. Mortgage solution sales were negatively impacted by credit quality issues in the sub-prime market. Technology services sales increased 2.0% primarily due to growth of onsite maintenance services. Core systems sales decreased 0.1% primarily due to lower sales of in-house credit union systems and banking systems, due in part to unusually high contract termination fees, which were recorded as sales and were received in the first quarter of 2006 and which did not recur in the first quarter of 2007. The core systems sales decrease in the first quarter of 2007 was partially offset by the inclusion of a full quarter of sales of Financialware, which was acquired on January 31, 2006.

At March 30, 2007, HFS backlog, which consists of contracted products and services prior to delivery, was $304.4 million, an increase of 14.1% compared to $266.7 million at the end of the first quarter of 2006, and increased $2.5 million, or 0.8%, from $301.9 million at the end of the fourth quarter of 2006. The increase from the first quarter of 2006 was due to stronger bookings in lending solutions and integrated solutions over the last 12 months partially offset by the drawdown of core bank systems backlog. Approximately $126.6 million, or 41.6%, of the backlog at March 30, 2007 is expected to be delivered over the next twelve months and $177.8 million, or 58.4%, is expected to be delivered beyond the next twelve months due to the long-term nature of certain service contracts.

Scantron sales increased $0.2 million, or 0.9%, in the first quarter of 2007 compared to the first quarter of 2006. The increase was due primarily to increases in sales of testing and assessment tools, data collection software and training and maintenance support services, partially offset by decreases in sales of forms, scanning hardware and survey services. Increased sales of newer technology products in the education market were partially offset by lower sales of legacy technology products in that market. Revenue for the newer technology products is recognized over the contract term, which results in deferrals of revenue into future periods, whereas revenue for the legacy products is generally recognized when the product is shipped. Sales of hardware were lower for commercial market applications and non-testing applications in the education market due to a continuing trend in data collection methods moving away from optical mark reading to imaging and direct input technologies.

Scantron backlog at the end of the first quarter of 2007 was $9.2 million, an increase of $2.5 million, or 37.3%, from $6.7 million at the end of the first quarter of 2006, and a decrease of $1.5 million, or 14.0%, from $10.7 million at December 31, 2006. Approximately $7.6 million of the backlog at March 30, 2007 is expected to be delivered within twelve months.

Gross Profit

Consolidated gross profit and gross profit by segment for the three month periods ended March 30, 2007 and March 31, 2006 were as follows (in thousands):

	Three Month Periods Ended
	March 30, 2007		March 31, 2006
	Amount	% of Sales(a)	Amount	% of Sales(a)
Gross Profit
HPP	$73,133	45.0%	$76,791	43.6%
HFS	46,784	59.3%	45,067	58.5%
Scantron	12,194	62.6%	12,384	64.1%
Total	$132,111	50.6%	$134,242	49.3%

(a)	Percentage of sales for each segment is calculated using sales for that segment.

HPP gross profit decreased $3.7 million, or 4.8%, in the first quarter of 2007 compared to the first quarter of 2006 and increased as a percentage of sales from 43.6% in the first quarter of 2006 to 45.0% in the first quarter of 2007. HPP dollar gross profit was unfavorably impacted by lower volumes in check printing operations and direct marketing activities, partially offset by increased sales in computer checks and efficiencies realized from the integration of the Liberty operations. The improvement in gross profit as a percentage of sales was due primarily to an increase in average price per unit in imprint check printing operations and efficiencies realized from the integration of the Liberty operations.

HFS gross profit increased $1.7 million, or 3.8%, in the first quarter of 2007 compared to the first quarter of 2006. As a percentage of sales, HFS gross profit increased to 59.3% in the first quarter of 2007 from 58.5% in the first quarter of 2006. The gross profit increase and the improvement in gross profit as a percentage of sales were due primarily to organic sales growth in products with higher margins.

Scantron gross profit decreased $0.2 million, or 1.5%, in the first quarter of 2007 compared to the first quarter of 2006. As a percentage of sales, Scantron gross profit decreased to 62.6% in the first quarter of 2007 from 64.1% in the first quarter of 2006. The gross profit decrease and the decrease in gross profit as a percentage of sales were due primarily to product mix and higher materials costs.

Selling, General & Administrative Expenses (SG&A)

Consolidated SG&A and SG&A by segment for the three month periods ended March 30, 2007 and March 31, 2006 were as follows (in thousands):

	Three Month Periods Ended
	March 30, 2007		March 31, 2006
	Amount	% of Sales (a)	Amount	% of Sales (a)
SG&A
HPP	$40,999	25.2%	$41,797	23.7%
HFS	35,390	44.9%	35,730	46.3%
Scantron	7,282	37.4%	6,276	32.5%
Corporate	16,761	N/A	8,218	N/A
Total	$100,432	38.5%	$92,021	33.8%

(a)	Percentage of sales for each segment is calculated using sales for that segment.

HPP SG&A decreased $0.8 million, or 1.9%, in the first quarter of 2007 compared to the first quarter of 2006. The decrease was primarily due to lower headcount resulting from Liberty integration actions as well as headcount reductions in the call centers and other areas related primarily to the loss of a large customer in 2006 and lower incentive compensation plan accruals related to financial performance. The increase in SG&A as a percentage of sales from 23.7% in the first quarter of 2006 to 25.2% in the first quarter of 2007 was due primarily to the impact of a 7.7% decrease in sales, partially offset by the impact of lower SG&A expenses discussed above.

HFS SG&A decreased $0.3 million, or 1.0%, in the first quarter of 2007 compared to the first quarter of 2006. The decrease was due primarily to a reorganization that occurred in the third quarter of 2006 and lower incentive compensation plan accruals related to financial performance, partially offset by expenses related to a branding change associated with the realignment in the fourth quarter of 2006 of the technology services operation, which was previously aligned under the Scantron operation. The decrease in SG&A as a percentage of sales from 46.3% in the first quarter of 2006 to 44.9% in the first quarter of 2007 was due primarily to the impact of a 2.3% increase in sales combined with the impact of lower SG&A expenses discussed above.

Scantron SG&A increased $1.0 million, or 16.0%, in the first quarter of 2007 compared to the first quarter of 2006 and increased as a percentage of sales from 32.5% in the first quarter of 2006 to 37.4% in the first quarter of 2007. The increases were primarily due to severance related expenses, a one-time vacation policy adjustment, legal costs, recruiting fees and general insurance expenses.

Corporate SG&A increased $8.5 million in the first quarter of 2007 compared to the first quarter of 2006. The increase was due to $8.5 million of Acquisition-related costs, which included legal and advisory expenses and employee retention bonus accruals.

Amortization of Intangibles

Amortization of intangible assets decreased $0.2 million, or 4.3%, in the first quarter of 2007 compared to the first quarter of 2006 primarily due to the completion of amortization related to certain prior acquisitions.

Consolidated Income from Operations

Consolidated income from operations decreased $10.4 million, or 27.2%, in the first quarter of 2007 compared to the first quarter of 2006, primarily due to an increase in SG&A and lower gross profit in the first quarter of 2007 compared to the first quarter of 2006.

Other Income (Expense)

Other income (expense) decreased $0.5 million to an expense of $3.0 million in the first quarter of 2007 from an expense of $3.5 million in the first quarter of 2006. The decrease was due primarily to a decrease in interest expense resulting from lower amounts of debt outstanding in the first quarter of 2007 compared to the first quarter of 2006.

Income from Continuing Operations Before Income Taxes and Cumulative Effect of Change in Accounting Principle

Income from continuing operations before incomes taxes decreased $9.9 million, or 28.5%, to $24.8 million for the first quarter of 2007 compared to $34.6 million for the first quarter of 2006 primarily due to decreased income from operations.

Income Taxes

Harland’s consolidated effective income tax rates were 37.9% and 38.6% for the first quarter of 2007 and the first quarter of 2006, respectively. The lower effective tax rate for the first quarter of 2007 was primarily due to an increase in the IRC Section 199, Qualified Production Activities Deduction.

Cumulative Effect of Change in Accounting Principle, Net of Taxes

Upon the adoption of SFAS 123(R) Harland recognized a benefit of $0.6 million ($0.3 million after tax) as a cumulative effect of a change in accounting principle during the first quarter of 2006, resulting from the requirement to estimate forfeitures of Harland’s restricted stock grants at the date of grant instead of recognizing them as incurred. The estimated forfeiture rate was applied to the previously recorded compensation expense of Harland’s unvested restricted stock in determining the cumulative effect of a change in accounting principle.

Discontinued Operations, Net of Income Taxes

Discontinued operations, which consist of Harland’s printing operation in Mexico, incurred a loss of $0.4 million in the first quarter of 2007 compared to $0.3 million in the first quarter of 2006. Harland completed the sale of this operation on May 15, 2007 (see Note 14 to Harland’s condensed consolidated interim financial statements included elsewhere in this prospectus).

Net Income

Net income in the first quarter of 2007 was $15.0 million compared to $21.3 million in the first quarter of 2006. The decrease in net income was due primarily to Acquisition-related costs, which included legal and advisory expenses and employee retention bonus accruals.

2006 versus 2005

Sales

Consolidated sales for 2006 and 2005 were as follows (in thousands):

	2006		2005
	Amount	% of Total	Amount	% of Total
Sales:
HPP	$648,397	61.7%	$615,565	63.0%
HFS	324,583	30.9%	286,946	29.4%
Scantron	77,885	7.4%	74,483	7.6%
Eliminations	(686)	0.0%	(364)	0.0%
Total	$1,050,179	100.0%	$976,630	100.0%

Consolidated sales for the fiscal year ended December 31, 2006 were $1,050.2 million, compared to $976.6 million for the fiscal year ended December 31, 2005, an increase of $73.6 million, or 7.5%.

Sales of products, which consist of all HPP sales (except analytical and educational services), software licensing sales, scanning equipment, scannable forms and other products increased $22.6 million or 2.9%, from $768.4 million in 2005 to $791.0 million in 2006. Sales of services, which consist of software maintenance services, field maintenance services, core processing services, analytical and consulting services and other services increased $51.0 million, or 24.5%, to $259.2 million in 2006 from $208.2 million in 2005.

HPP sales were $648.4 million in 2006 compared to $615.6 million in 2005, an increase of $32.8 million, or 5.3%, which was more than accounted for by a full year’s impact of Liberty operations in 2006 compared with a little more than six months of Liberty operations in 2005. The portions of the acquired Liberty operations contained in the HPP segment increased $46.7 million. Sales also increased for computer checks and related products and direct marketing activities. Sales of computer checks and related products increased 4.9% in 2006 compared to 2005 due primarily to increased volume through the financial institution channel and the promotion of premium delivery options. Sales of direct marketing activities increased 16.8% in 2006 compared to 2005 primarily due to increased volumes in legacy direct marketing activities and operations acquired in the Liberty acquisition that have been aligned under direct marketing in 2006 and under checks in 2005. Partially offsetting those increases was a 5.7% decrease in legacy imprint check sales. Legacy imprint check printing operations were unfavorably impacted by a volume decrease of 8.4% partially offset by an average price per unit increase of 2.2%. The volume decrease was primarily attributable to a major client loss in the first quarter of 2006 and to general market volume decline related to alternative payments systems. The increase in average price per unit was primarily due to a price increase implemented during the first quarter of 2006, partially offset by an increase in client rebates and a decline in contract termination payments from $7.5 million received in 2005 to $2.7 million received in 2006.

HFS sales increased $37.7 million, or 13.1%, to $324.6 million in 2006 from $286.9 million in 2005. The increase in sales was due primarily to the acquisitions made in 2005 and 2006 and organic sales increases. See Note 2 to Harland’s annual consolidated financial statements included elsewhere in this prospectus regarding business acquisitions in 2006 and 2005. Acquisitions accounted for approximately $27.2 million of the increase in sales. HFS organic sales growth was approximately $10.5 million, or 3.6%, primarily due to increases in lending solutions, retail solutions and credit union and bank core systems sales. Retail and lending solutions organic sales growth was 6.3% or $7.6 million in 2006 compared to 2005 primarily due to increased sales of lending solutions and branch automation systems, partially offset by a decrease in mortgage solutions sales. Core systems organic sales growth was 2.6% or $3.2 million primarily due to an increase in processing fees and implementation sales in credit union core systems and an increase in processing fees and international revenue in bank core systems.

At December 31, 2006, HFS’s backlog, which consists of contracted products and services prior to delivery, was $301.9 million, an increase of $36.6 million, or 13.8% from the backlog at December 31, 2005. The increase in backlog was primarily due to increases in lending solutions, bank core systems and retail solutions. Approximately $114.0 million, or 37.8%, of the backlog at December 31, 2006 is expected to be delivered over the next twelve months and $187.9 million or 62.2%, is expected to be delivered beyond the next twelve months due to the long-term nature of certain service contracts.

Scantron sales were $77.9 million in 2006 compared to $74.5 million in 2005, an increase of $3.4 million, or 4.6%, primarily due to increased sales of testing and assessment and data collection software, survey services, standard forms and legacy scanning hardware, partially offset by decreases in sales of custom data collection forms. Increased sales of newer software products in the education market were partially offset by lower sales of legacy software products in that market. Revenue for the newer software products is recognized over the contract term, which results in deferrals of revenue into future periods, whereas revenue for the legacy products is generally recognized when the product is shipped. Certain of the legacy software products were sunsetted in 2005 and are no longer being actively marketed.

Scantron’s backlog increased $3.1 million, or 40.8% from $7.6 million at December 31, 2005 to $10.7 million at December 31, 2006. Approximately $9.3 million of the backlog at December 31, 2006 is expected to be delivered in twelve months or less.

Gross Profit

Consolidated gross profit and gross profit by segment for 2006 and 2005 were as follows (in thousands):

	2006		2005
	Amount	% of Sales (a)	Amount	% of Sales (a)
Gross Profit:
HPP	$287,278	44.3%	$262,461	42.6%
HFS	193,681	59.7%	174,636	60.9%
Scantron	48,432	62.2%	48,269	64.8%
Total	$529,391	50.4%	$485,366	49.7%

(a)	Percentage of sales for each segment is calculated using sales for that segment.

HPP gross profit increased $24.8 million, or 9.5%, in 2006 from 2005. The HPP gross profit increase was primarily due to the Liberty acquisition and sales increases in computer checks and related products and direct marketing operations, partially offset by a sales decrease in legacy imprint check printing operations (which exclude Liberty operations). As a percentage of sales, HPP gross profit increased from 42.6% in 2005 to 44.3% in 2006 primarily due to efficiencies realized from the integration of the Liberty operations.

HFS gross profit increased $19.1 million, or 10.9%, in 2006 from 2005. The gross profit increase was due primarily to acquisitions and an increase in organic sales. As a percentage of sales, HFS gross profit decreased to 59.7% for 2006 from 60.9% for 2005 due primarily to the lower margin nature of acquired operations.

Scantron gross profit increased $0.2 million, or 0.3%, in 2006 from 2005. The gross profit increase was due to the sales increase. As a percentage of sales, Scantron gross profit decreased from 64.8% for 2005 to 62.2% for 2006 primarily due to increased production costs for forms and a change in sales mix.

Selling, General and Administrative Expenses

Consolidated SG&A for 2006 and 2005 were as follows (in thousands):

	2006		2005
	Amount	% of Sales (a)	Amount	% of Sales (a)
SG&A:
HPP	$166,039	25.6%	$158,779	25.8%
HFS	142,876	44.0%	125,871	43.9%
Scantron	26,325	33.8%	27,898	37.5%
Corporate	48,390		29,831
Total	$383,630	36.5%	$342,379	35.1%

(a)	Percentage of sales for each segment is calculated using sales for that segment.

HPP’s SG&A increased $7.3 million, or 4.6%, in 2006 from 2005. The increase was primarily due to the portions of the acquired Liberty operations contained in HPP, which accounted for the majority of the increase, and the impact of implementing SFAS 123(R), partially offset by lower selling and marketing, call center, information technology and incentive compensation expenses.

HFS’s SG&A increased $17.0 million, or 13.5%, in 2006 from 2005 due to operations acquired in 2006, increased expenses for core systems operations, division support and product development activities and the impact of implementing SFAS 123(R).

Scantron’s SG&A decreased $1.6 million, or 5.6%, in 2006 from 2005. The decrease was due primarily to lower product development costs and lower selling and marketing expenses attributable largely to cost reductions implemented in late 2005 and 2006, partially offset by increased legal expenses related to a lawsuit, increased severance expenses and the impact of implementing SFAS 123(R).

Corporate SG&A increased $18.6 million, or 62.2%, in 2006 from 2005. The increase was primarily due to $6.8 million of legal and advisory expenses and retention bonus accruals related to the Acquisition (see Note 17 to Harland’s annual consolidated financial statements included elsewhere in this prospectus) and $4.8 million of compensation costs triggered by amendments to the Harland Board of Directors’ deferred compensation plans related to the Acquisition (see Note 10 to Harland’s consolidated financial statements). Other factors contributing to the increase were the impact of implementing SFAS 123(R), an increase in headcount primarily for business development activities and information security services and increases in professional fees. These increases were partially offset by lower postretirement benefit costs.

Amortization of Other Intangible Assets

Amortization of other intangible assets increased $4.4 million, or 37.8%, to $16.0 million in 2006 compared to $11.6 million in 2005 primarily due to the impact of operations acquired in 2006 and 2005.

Consolidated Income From Operations

Consolidated income from operations decreased $1.6 million, or 1.2%, to $129.7 million for 2006 from $131.3 million for 2005 primarily due to higher SG&A and amortization of intangibles substantially offset by increased gross profit, all of which are described in more detail above.

Other Income (Expense)

Other income (expense) increased $6.2 million to an expense of $15.1 million in 2006 from an expense of $8.9 million in 2005. The increase was primarily due to an increase in interest expense resulting from higher amounts of debt outstanding and higher average interest rates in 2006 compared to 2005.

Income from Continuing Operations Before Income Taxes and Cumulative Effect of Change in Accounting Principle

Income from continuing operations before income taxes decreased $7.9 million, or 6.4%, to $114.6 million for 2006 from $122.5 million for 2005 due to decreased income from operations and increased interest expense.

Income Taxes

Harland’s consolidated effective income tax rates for continuing operations were 36.4% and 37.7% for 2006 and 2005, respectively. The lower effective tax rate for 2006 was primarily due to research and development credits for the fiscal years 2002 to 2006 and favorable adjustments related to prior years. Partially offsetting these factors were nondeductible transaction costs related to the pending Acquisition, the expiration of the IRC Section 936 U.S. tax credit for Harland’s operations in Puerto Rico, a higher state income tax rate reflecting the impact of recent acquisitions and a favorable adjustment to deferred income tax liabilities in 2005 resulting from a lower tax rate related to a change in Ohio tax law. See Note 8 to Harland’s annual consolidated financial statements included elsewhere in this prospectus for factors affecting the tax rate in each year.

Cumulative Effect of Change in Accounting Principle, Net of Taxes

Upon the adoption of SFAS 123(R) Harland recognized a benefit of $0.6 million ($0.3 million after tax) as a cumulative effect of a change in accounting principle resulting from the requirement to estimate forfeitures of Harland’s restricted stock grants at the date of grant instead of recognizing them as incurred. The estimated forfeiture rate was applied to the previously recorded compensation expense of Harland’s unvested restricted stock in determining the cumulative effect of a change in accounting principle.

Discontinued Operations, Net of Income Taxes

Discontinued operations, which consist of Harland’s printing operation in Mexico, incurred a loss of $5.2 million in 2006 compared to a loss of $0.8 million in 2005. The decision to dispose of this operation in the fourth quarter of 2006 resulted in a $3.5 million impairment charge. Harland completed the sale of this operation on May 15, 2007.

Net Income

Harland’s net income for 2006 was $68.1 million compared to $75.5 million for 2005, a decrease of $7.4 million, or 9.8%. The decrease in net income was due primarily to Acquisition-related costs, which included legal and advisory expenses, employee retention bonus accruals and compensation costs triggered by amendments to the Harland Board of Directors’ deferred compensation plans, the impairment charge related to discontinued operations and an increase in costs related to the implementation of SFAS 123(R). The impact of those increased costs was partially offset by a decrease in tax expense related to research and development tax credits.

2005 versus 2004

Sales

Consolidated sales for 2005 and 2004 were as follows (in thousands):

	2005		2004
	Amount	% of Total	Amount	% of Total
Sales:
HPP	$615,565	63.0%	$480,357	60.8%
HFS	286,946	29.4%	235,299	29.8%
Scantron	74,483	7.6%	75,187	9.5%
Eliminations	(364)	0.0%	(525)	(0.1)%
Total	$976,630	100.0%	$790,318	100.0%

Consolidated sales for the fiscal year ended December 31, 2005 were $976.6 million, compared to $790.3 million for the fiscal year ended December 31, 2004, an increase of $186.3 million, or 23.6%. Sales of products, which consist of all HPP sales (except analytical services), software licensing sales, scanning equipment and scannable forms, in-house host processing systems and other products increased $135.8 million or 21.5%, from $632.6 million in 2004 to $768.4 million in 2005. Sales of services, which consist of software maintenance services, field maintenance services, core processing services, analytical and consulting services and other services increased $50.5 million, or 32.0%, to $208.2 million in 2005 from $157.7 million in 2004.

HPP sales increased $135.2 million, or 28.1%, in 2005 compared to 2004. The portions of the acquired Liberty operations contained in HPP contributed $68.2 million of the increase. Domestic imprint check printing operations, which exclude Liberty operations, were favorably impacted by a volume increase of 23.3%, partially offset by a decrease in the average price per unit of 7.0%. The volume increase was primarily attributable to the addition of a major client in late 2004 and the favorable impact of a package size reduction, partially offset by a continued general market volume decline related to alternative payments systems. The decrease in the average price per unit was due primarily to incentives and price reductions resulting from contract renewals and lower than average pricing for the major new client added in late 2004. Sales of computer checks and related products increased 6.0% in 2005 from 2004 due primarily to higher sales from the financial institution and retail channels, partially offset by lower sales in the software channel primarily due to lower average pricing. Sales for direct marketing activities increased 7.3% in 2005 from 2004 due to higher volumes partially offset by decreased analytical services sales attributable to contracts not being renewed with certain major banks.

HFS’s sales increased $51.6 million, or 21.9%, in 2005 compared to 2004. The increase in sales was due to the Intrieve acquisition, the portions of the operations that were aligned under HFS from the Liberty acquisition and a full year of operations for the Phoenix System acquisition as well as the impact of other 2004 acquisitions. See Note 2 to Harland’s annual consolidated financial statements included elsewhere in this prospectus regarding all acquisitions. Sales related to acquisitions were approximately $54.9 million in 2005. HFS’s organic sales decreased approximately $3.3 million, or 1.4%, due primarily to decreases in retail and lending solutions and core system sales. Retail and lending solutions organic sales decreased 3.1% or $3.7 million in 2005 compared to 2004 primarily due to decreased sales in retail and mortgage solutions that more than offset increased sales in lending solutions. Core systems organic sales decreased 0.9%, or $0.6 million in 2005 compared with 2004 primarily due to decreased sales of credit union core systems, partially offset by increased sales of credit union service bureau services.

At December 31, 2005, HFS’s backlog, which consists of contracted products and services prior to delivery, was $265.3 million, an increase of $146.9 million from the backlog at December 31, 2004. The increase in backlog was due to acquisitions, stronger bookings in lending solutions and banking systems over the last 12 months, partially offset by the drawdown of backlog related to mortgage and retail solution products. Backlog increased organically by 9.3% from December 31, 2004. Approximately $95.9 million or 36.1% of the backlog at December 31, 2005 is expected to be delivered over the next twelve months and $169.4 million or 63.9% is expected to be delivered beyond the next twelve months due to the long-term nature of certain service contracts.

Scantron sales decreased $0.7 million, or 0.9%, in 2005 compared to 2004. The decrease in sales was due primarily to decreases in sales of imaging and survey solutions products and services and educational software and services, partially offset by increased sales of testing and custom data collection forms. Increased sales of newer software products in the education market were more than offset by lower sales of legacy software products in that market. Revenue for the newer software products is recognized over the contract term, which results in deferrals of revenue into future periods, whereas revenue for the legacy products is generally recognized when the product is shipped. Certain of the legacy software products were sunsetted in 2005 and are no longer being actively marketed. Sales of hardware were lower for commercial market applications and non-testing applications in the education market due to a continuing trend in data collection methods moving away from optical mark reading to imaging and direct input technologies. The decrease in survey solutions products and services was primarily due to client losses and lower volume in an existing account. Scantron’s backlog decreased $0.6 million or 7.3% from $8.2 million at December 31, 2004 to $7.6 million at December 31, 2005. Approximately $6.6 million of the backlog at December 31, 2005 is expected to be delivered in twelve months or less.

Gross Profit

Consolidated gross profit and gross profit by segment for 2005 and 2004 were as follows (in thousands):

	2005		2004
	Amount	% of Sales (a)	Amount	% of Sales (a)
Gross Profit:
HPP	$262,461	42.6%	$195,297	40.7%
HFS	174,636	60.9%	146,157	62.1%
Scantron	48,269	64.8%	48,475	64.5%
Total	$485,366	49.7%	$389,929	49.3%

(a)	Percentage of sales for each segment is calculated using sales for that segment.

HPP gross profit increased $67.2 million, or 34.4%, in 2005 compared to 2004 and increased as a percentage of sales from 40.7% in 2004 to 42.6% in 2005. The portions of the acquired Liberty operations contained in HPP accounted for 51.5% of the gross profit increase in 2005. Additionally, HPP gross profit was favorably impacted by sales increases in domestic imprint check printing, computer checks and related products and direct marketing operations. HPP gross profit was also favorably impacted by efficiencies gained from plant consolidations and plant consolidation costs of $5.3 million incurred in 2004 (see Note 5 to Harland’s annual consolidated financial statements included elsewhere in this prospectus). Lower average pricing in domestic imprint check printing operations in 2005 and a change in employees’ paid time off policy in 2004 partially offset these favorable factors. In the fourth quarter of 2004, HPP gross profit was favorably impacted by a policy change for employees’ paid time off which resulted in a benefit of $1.3 million. Gross profit in computer checks and related products operations also was favorably impacted by efficiencies realized from the implementation of digital printing technology during 2004.

HFS gross profit increased $28.5 million, or 19.5%, in 2005 compared to 2004. The gross profit increase was due primarily to acquisitions, sales mix and lower costs in its other businesses. As a percentage of sales, HFS gross profit decreased to 60.9% for 2005 from 62.1% for 2004 due primarily to the lower margin nature of the acquired operations. HFS gross profit increased approximately 4.7% organically in 2005 compared to 2004 due primarily to lower costs and a change in sales mix.

Scantron gross profit decreased $0.2 million, or 0.4%, in 2005 compared to 2004 due primarily to lower sales. As a percentage of sales, Scantron gross profit increased slightly to 64.8% for 2005 from 64.5% for 2004.

Selling, General and Administrative Expenses

Consolidated SG&A for 2005 and 2004 were as follows (in thousands):

	2005		2004
	Amount	% of Sales (a)	Amount	% of Sales (a)
SG&A:
HPP	$158,779	25.8%	$124,701	26.0%
HFS	125,871	43.9%	110,042	46.8%
Scantron	27,898	37.5%	25,593	34.0%
Corporate	29,831		27,863
Total	$342,379	35.1%	$288,199	36.5%

(a)	Percentage of sales for each segment is calculated using sales for that segment.

HPP’s SG&A increased $34.1 million, or 27.3%, in 2005 compared to 2004. The increase was primarily due to Liberty SG&A, higher marketing and call center support expenses (related to the addition of a major client in late 2004 and a ramp-up related to a major client implemented in the fourth quarter of 2005), higher incentive compensation costs (related to Harland’s financial performance), expenses related to the development of fraud prevention solutions and a change in employees’ paid time off policy in 2004, partially offset by lower selling, client support and information technology expenses primarily due to staffing reduction actions in 2004. In the fourth quarter of 2004, HPP’s SG&A was favorably impacted by a policy change for employees’ paid time off which resulted in a benefit of $1.6 million.

HFS’s SG&A increased $15.8 million, or 14.4%, in 2005 compared to 2004 due to the impact of acquisitions during 2005 and late 2004, partially offset by decreased product development costs related to a mortgage loan product that was released in 2004, efficiencies from cost reduction initiatives implemented in 2004 and lower sales commissions.

Scantron’s SG&A increased $2.3 million, or 9.0%, in 2005 compared to 2004. The increase was due primarily to product development activities for a new imaging scanner and selling and product launch expenses related to a new imaging software application release.

Corporate SG&A increased $2.0 million, or 7.1%, in 2005 compared to 2004. The increase was primarily due to increases in incentive compensation costs due to Harland’s financial performance, increased legal, audit and tax fees and a contract renewal for Harland’s then Chief Executive Officer, partially offset by lower expenses related to environmental liabilities and lower deferred compensation expenses as a result of the unfavorable impact of a change in life expectancy assumptions in 2004.

Asset Impairment Charges

Asset impairment charges in 2004 totaled $10.3 million and consisted of a $7.9 million asset impairment charge related to the termination of development efforts on certain portions of an HPP customer care infrastructure project and a $2.4 million charge on an HPP facility to adjust its basis to its estimated fair value. The facility was closed in 2004 pursuant to an HPP plant consolidation plan and sold in 2005.

Gain on Disposal of Assets—net

During 2004, Harland realized a net gain of $3.4 million on the disposal of assets primarily due to a gain of $3.7 million realized on the sale of an HPP facility.

Amortization of Other Intangible Assets

Amortization of other intangible assets increased $7.8 million to $11.6 million in 2005 compared to $3.8 million in 2004 due primarily to the impact of operations acquired in 2005 and 2004.

Income from Operations

Income from operations increased $40.3 million, or 44.3%, to $131.3 million for 2005 from $91.0 million for 2004 primarily due to increased gross profit in 2005 and asset impairment charges in 2004 which were partially offset by higher SG&A and amortization of intangibles in 2005 and a net gain on the disposal of assets in 2004, all of which are described in more detail above.

Other Income (Expense)

Other income (expense) increased $5.6 million to an expense of $8.9 million in 2005 from an expense of $3.3 million in 2004. The increase was primarily due to an increase in interest expense resulting from higher amounts of debt outstanding and higher average interest rates in 2005 compared to 2004, partially offset by interest income related to federal income tax refunds due to Harland. The increase in the amounts of debt outstanding resulted from the Intrieve and Liberty acquisitions.

Income From Continuing Operations Before Income Taxes and Cumulative Effect of Change in Accounting Principle

Income from continuing operations before income taxes increased $34.7 million, or 39.5%, to $122.5 million for 2005 from $87.8 million for 2004 due to increased income from operations, partially offset by higher interest expense in 2005.

Income Taxes

Harland’s consolidated effective income tax rates for continuing operations were 37.7% and 37.3% for 2005 and 2004, respectively. The higher effective tax rate for 2005 was primarily due to an increase in the effective state income tax rate for the consolidated group and a decrease in the U.S. tax credit for Harland’s operation in Puerto Rico, partially offset by the implementation of Section 199 of the Internal Revenue Code of 1986, as amended, allowing deductions relating to income attributable to domestic production activities, and a favorable adjustment to deferred income tax liabilities resulting from a lower tax rate related to a change in Ohio tax law. The effective tax rate for 2004 included the favorable impact of a release of a valuation allowance related to the utilization of capital loss carryforwards, a favorable adjustment related to the partial closure of a review of Harland’s income tax filings for 1999 and 2000 by the Internal Revenue Service and prior year foreign transfer pricing agreements. See Note 8 to Harland’s annual consolidated financial statements included elsewhere in this prospectus for factors affecting the tax rate in each year.

Discontinued Operations, Net of Income Taxes

Discontinued operations, which consist of Harland’s printing operation in Mexico, incurred a loss of $0.8 million in 2005 compared to income of $0.1 million in 2004 primarily due to the loss of a client and increased SG&A in 2005.

Net Income and Earnings Per Share

Harland’s net income for 2005 was $75.5 million compared to $55.1 million for 2004, an increase of $20.4 million, or 36.9%. Basic and diluted earnings per share were $2.77 and $2.69, respectively, for 2005 compared to basic and diluted earnings per share of $2.02 and $1.96, respectively, for 2004. Net income for 2004 included a pre-tax impairment charge of $7.9 million related to the decision not to complete certain portions of HPP’s customer care infrastructure project, equivalent to $0.17 per share on a diluted basis, and pre-tax charges of $5.8 million related to the reorganization of the HPP segment, equivalent to $0.13 per share on a diluted basis.

Financial Condition, Capital Resources and Liquidity

Sources and Uses of Cash

Three Month Periods Ended March 30, 2007 and March 31, 2006

	Three Month Periods Ended
	March 30, 2007	March 31, 2006
	(dollars in thousands)
Net cash (used in) provided by operating activities	$(92)	$14,792
Net cash (used in) investing activities	(6,463)	(13,011)
Net cash (used in) provided by financing activities	4,521	(3,056)

Cash flow provided by operations decreased $14.9 million in the first quarter of 2007 compared to the first quarter of 2006. The decrease was primarily due to an $8.7 million decrease in net income adjusted for depreciation and amortization in the first quarter of 2007 compared to the first quarter of 2006, payments of $7.7 million made to non-employee directors in the first quarter of 2007 for deferred compensation balances and payments related to the Acquisition that were accrued during the fourth quarter of 2006.

The principal uses of cash in the first quarter of 2007 were for upfront contract acquisition payments ($17.6 million), capital expenditures ($6.4 million) and dividend payments to shareholders ($4.5 million). Cash from Harland’s credit facility provided a net inflow of $8.5 million in the first quarter of 2007.

Purchases of property, plant and equipment totaled $6.4 million in the first quarter of 2007, an increase of $0.4 million, compared to $6.0 million in the first quarter of 2006 and were primarily in HPP for system enhancements.

In July 2006, Harland entered into a new credit facility (the ‘‘Prior Harland Credit Facility’’) with a syndicate of banks increasing the amount available from $412.5 million under the previous credit facility to $450.0 million. The Prior Harland Credit Facility was extinguished on May 1, 2007 in connection with the Transactions. The Prior Harland Credit Facility was comprised of an $87.5 million term loan and a $362.5 million revolving loan both of which were to mature in 2011. The term loan did not have any annual repayment requirements.

At March 30, 2007, Harland had $219.1 million in outstanding cash borrowings under the Prior Harland Credit Facility, $5.2 million in outstanding letters of credit and $225.7 million available for borrowing. The average interest rate in effect on outstanding cash borrowings at March 30, 2007 was 5.73%.

At March 30, 2007, Harland had $8.4 million in cash and cash equivalents.

Years Ended December 31, 2006, December 31, 2005 and December 31, 2004

	Years Ended December 31,
	2006	2005	2004
	(dollars in thousands)
Net cash provided by operating activities	$153,192	$153,757	$120,371
Net cash (used in) investing activities	(32,571)	(262,108)	(51,043)
Net cash (used in) provided by financing activities	(120,461)	109,435	(68,639)

Harland has historically generated positive cash flows from its operations and continually evaluates uses of such cash flows to strengthen shareholder value through a combination of internal development, acquisitions, repurchases of stock, dividend payments and repayment of debt.

Cash flow provided from operations in 2006 decreased $0.6 million, or 0.4%, to $153.2 million from $153.8 million in 2005. The decrease was primarily due to the impact of adopting SFAS 123(R) (see Note 1 to Harland’s annual consolidated financial statements included elsewhere in this prospectus), whereby tax benefits from stock compensation which were previously included in cash flows from operations are now included in cash flows from financing activities partially offset by lower upfront contract payments.

The principal uses of cash in 2006 were for repurchases of stock ($75.4 million), net payments toward Harland’s credit facility ($44.0 million), capital expenditures ($23.5 million), upfront contract payments ($22.2 million) and dividend payments to stockholders ($17.1 million). During 2006, cash provided by financing activities consisted primarily of the issuance of treasury stock, totaling $13.2 million, as a result of stock option exercises and issuances under the employee stock purchase plan.

Purchases of property, plant and equipment totaled $23.5 million in 2006, a decrease of $0.4 million, compared to $23.9 million in 2005 and were primarily in HPP for systems development and equipment purchases.

In 2006, Harland purchased 1,950,500 shares of its common stock at a cost of $75.4 million or an average cost of $38.67 per share under a stock repurchase program. No additional shares have been repurchased under the program since December 31, 2006.

At December 31, 2006, there was $210.6 million in outstanding cash borrowings, $5.2 million in outstanding letters of credit and $234.2 million of remaining availability under the Prior Harland Credit Facility. The average interest rate in effect on outstanding cash borrowings at December 31, 2006 and 2005 was 5.86% and 5.30%, respectively. At December 31, 2006, Harland had $10.5 million in cash and cash equivalents. For a discussion of our liquidity after the Transactions, see ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations of Clarke American—Liquidity and Capital Resources.’’

Legal Proceedings

In the ordinary course of business, Harland is subject to various legal proceedings and claims. Harland believes that the ultimate outcome of these matters will not have a material effect on its financial statements.

On January 26, 2007, an alleged shareholder of Harland filed a purported class action complaint in the Superior Court of Fulton County, Georgia against Harland, certain members of its board of directors, M & F Worldwide, H Acquisition Corp., a wholly owned subsidiary of M & F Worldwide, and Ronald O. Perelman. The complaint alleged that Harland’s board of directors breached its fiduciary duties to Harland’s shareholders in approving and adopting the merger agreement by, among other things, agreeing to merger consideration that is allegedly unfair to Harland’s shareholders and agreeing to allegedly unreasonable deal protection measures in the merger agreement. The complaint further alleged that Harland’s board of directors breached its fiduciary duties by failing to disclose certain information in the preliminary proxy statement filed with the Securities and Exchange Commission. The lawsuit seeks, among other things, to enjoin the completion of the merger and to recover costs and disbursements incurred by the plaintiff, including reasonable attorneys’ fees and experts’ fees. In March 2007, a memorandum of understanding was reached to settle the matter which includes the payment by Harland of legal fees incurred by the plaintiff.

Accumulated Other Comprehensive Loss

As of December 31, 2006, Harland’s accumulated other comprehensive loss was $0.7 million and consisted of net actuarial losses on postretirement benefits, partially offset by unrealized gains on investments and foreign currency translation adjustments.

Acquisitions

All acquisitions in 2006, 2005 and 2004 were paid for with cash provided from Harland’s credit facility and operating activities. The acquisitions were accounted for using the purchase method of accounting and, accordingly, the results of operations of the acquired businesses have been included in Harland’s operations since the particular acquisition closing dates (see Note 2 to Harland’s annual consolidated financial statements included elsewhere in this prospectus).

Accounting Pronouncements

See Note 1 to Harland’s consolidated annual financial statements and Note 2 to Harland’s interim condensed consolidated financial statements included elsewhere in this prospectus regarding the impact of recent accounting pronouncements on Harland’s financial condition and results of operations.

 Business

Our Company

We are a leading provider of printed products, software and services, and testing and assessment solutions. We have three segments: Harland Clarke, HFS and Scantron. Harland Clarke is a leading provider of checks and related products, direct marketing and contact center services to financial and commercial institutions as well as individual consumers and small businesses. HFS is a leading lending and mortgage compliance software provider in the United States. Scantron is a leading provider of educational testing and survey technologies to educational institutions and Fortune 1000 organizations in the United States. We serve approximately 15,000 financial and commercial institutions through Harland Clarke, approximately 28,000 clients through HFS, and over 21,000 educational and commercial clients through Scantron. For the fiscal year ended December 31, 2006, on a pro forma basis for the Transactions, we fulfilled over 110 million check units, provided software solutions to approximately 39% of all financial institutions in the United States and sold testing or data collection solutions to public high schools, colleges and universities representing approximately 64% of the U.S. student population.

For the fiscal year ended December 31, 2006, on a pro forma basis, we generated $1,674.1 million of revenue, $8.2 million of income from continuing operations and $381.0 million of EBITDA. For a reconciliation of EBITDA to income from operations and a discussion of other items that may be considered in addition to EBITDA, please see ‘‘Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data—Clarke American’s Summary Historical and Pro Forma Consolidated Financial Data.’’ Of the $1,674.1 million in revenue, approximately 80% is derived from long-term contracts. The following table shows our revenue by business line for fiscal year 2006, on a pro forma basis for the Transactions:

We believe that the combination of Clarke American and Harland businesses will create numerous strategic benefits including:

•	Diversified business and products;

•	Diversified client relationships with long-term contracts;

•	Significant cost savings;

•	Complementary platforms;

•	‘‘Best-in-class’’ people and processes; and

•	Strong free cash flow generation.

Harland Clarke offers checks and related products, forms and treasury supplies, and related delivery and fraud prevention services. It also provides specialized direct marketing and contact center services to its financial and commercial institution clients. Harland Clarke’s direct marketing offerings include turnkey direct marketing solutions, onboarding, Alcott Routon solutions, checkbook messaging and e-mail marketing. Through the contact centers, Harland Clarke provides financial institutions with both inbound and outbound support for its clients, including sales and ordering services for checks and related products and services, customer care and banking support, and marketing services. Harland Clarke has more than 20 million annual direct customer contacts through its contact centers and websites, which enables it to up-sell and cross-sell higher value checks and related products and services as well as deliver marketing messages and customer service support on behalf of financial institutions. Harland Clarke’s focus on these areas has helped it grow its revenues at a compound annual growth rate of approximately 2.7% from the year ended December 31, 2000 through the year ended December 31, 2006. Management believes Harland Clarke is a ‘‘best-in-class’’ provider of outsourced services to financial and commercial institutions as well as high quality products and services to the end-consumer.

HFS provides products and services including lending and mortgage origination and servicing applications, business intelligence solutions, customer relationship management software, branch automation solutions and core processing systems and services, principally targeted to community banks and credit unions. Management believes that the HFS division enjoys a leading market position in lending and mortgage compliance software, business intelligence/CRM software for community banks and credit unions, and branch automation software. Approximately 70% of HFS’s revenues are recurring revenues. Through strategic acquisitions, HFS has built a full suite of software products to service community banks and credit institutions, has grown revenues from $174.1 million for the fiscal year ended December 31, 2002 to $324.6 million for the fiscal year ended December 31, 2006, and has increased software clients from 6,200 to 8,400 for the respective periods.

Scantron provides testing and assessment solutions to schools in North America, offers specialized data collection solutions to educational and commercial institutions and collects and manages survey information for a wide variety of Fortune 1000 organizations. Scantron’s products and services include scannable forms, scanning equipment, survey services and testing software and related services. Scantron benefits from high recurring revenue as its installed base of over 38,000 scanners generates consistent revenue from repeat orders of compatible forms. Management believes the growth in the Scantron business will primarily be generated by testing software and related services, and survey software and related services, while Scantron forms and scanners will continue to provide a stable base of revenue.

Our Competitive Strengths

Diversified Business and Products.    We believe the combination of Clarke American and Harland creates a ‘‘best-in-class’’ provider of checks and related products and services, direct marketing and contact center services, financial institution software and services, and testing and assessment solutions. The combined platform gives us the opportunity to sell a wider array of products and services to a significantly broader base of financial, educational and commercial institutions. We believe we are well-positioned to quickly respond to financial institution demand for outsourcing services, the growth of alternative payment systems, continued expansion in the financial institution technology market and the migration to electronic testing and assessment platforms.

Diversified Client Relationships with Long-Term Contracts.    We have long-term contracts and are the sole provider of checks to virtually all of our financial institution clients. The majority of Harland Clarke’s contracts with financial institutions generally have terms ranging from three to five years, resulting in stable and predictable revenue and cash flow. Approximately 85% of Harland Clarke’s and 70% of HFS’s business operate under long-term contracts. The relationship with Bank of America, our largest client, spans more than 35 years, and we have been serving each of our existing ten largest clients for approximately 13 years on average. In addition, our ten largest clients accounted for approximately 26% of 2006 sales on a pro forma basis for the Transactions, demonstrating the diversity of our relationships.

Reputation for High Quality Standards and Security.    We have a commitment to quality, earning us a reputation with our clients as an industry leader on quality, service and security. Clarke American’s commitment to achieving superior performance was validated by the U.S. Department of Commerce when Clarke American received the 2001 Malcolm Baldrige National award. We are also dedicated to protecting our clients’ privacy and handling information in a secure and confidential manner. We currently incorporate a variety of measures based on the standards of security identified by the International Standards Organization and are registered with ‘‘Verisign’’, ‘‘Cybertrust’’, ‘‘Check Payment Systems Association’’ as well as the ‘‘Accredited Standards Committee X9.’’

Successful Track Record of Continuous Cost Saving.    Both Clarke American and Harland have historically been successful in reducing costs by consolidating facilities, negotiating procurement savings and reducing corporate overhead expenses. From the fiscal year ended December 31, 2003 through the fiscal year ended December 31, 2006, Clarke American alone achieved over $20 million, on average, in annual and recurring cost savings. At the same time, it maintained quality, service and client and customer satisfaction. We expect to continue to drive cost savings through a strategic plan which includes technology and process improvements designed to reduce fixed costs as well as procurement initiatives. In addition, we believe that our historical experience in driving cost reductions will help enable us to deliver the cost savings planned in connection with the Transactions.

Leading Provider of Financial Software and Services to Financial Institutions.    HFS is a leading provider of mortgage origination software and compliance software. HFS provides mission-critical back-office solutions, including core processing, item processing and payments software and services. In addition, HFS provides front-office solutions, including CRM, branch automation, self-service and lending solutions. The primary markets served include banks, credit unions, thrifts and mortgage companies. HFS’s client relationships are generally stable and long-term due to the complexity and cost associated with switching providers. Consequently, approximately 70% of HFS revenue is under long-term contracts and is recurring in nature.

Leading Market Position in Educational Testing and Assessment.    Scantron is a leading provider of classroom-based testing. As of December 31, 2006, public high schools, colleges and universities representing approximately 80% of the enrolled students in the United States used at least one Scantron product and Scantron currently has an installed base of over 38,000 scanners. During 2006, Scantron improved its client penetration with software-enabled testing and survey products in the education and commercial markets.

Strong Free Cash Flow Generation.    Our strong operating results and historically low capital expenditure and working capital requirements are key drivers of our strong cash flow generation. From the fiscal year ended December 31, 2004 to the fiscal year ended December 31, 2006, our capital expenditures averaged 2.7% of our pro forma revenue. Management expects that our facilities will require a similar level of capital expenditures in the future.

Strong and Experienced Management.    We have attracted and retained an exceptionally talented and complementary executive management team. Our management team has a proven successful track record of merging operations, integrating acquired assets and companies and operating in leveraged environments.

Our Business Strategy

The primary components of our strategy are to:

•	Cross-sell Between Business Segments. We are well-positioned to effectively cross-sell a variety of printed products, software, and testing and assessment offerings between segments. For example, HFS’s strong CRM technology solutions provide an excellent foundation to promote the analytics-driven direct marketing campaigns of Harland Clarke. In addition, Scantron’s survey services are a valuable addition to our analytics-oriented offerings in both Harland Clarke and HFS. Our integrated service offerings, including check programs, direct marketing and core processing software, provide our clients an efficient and turnkey solution to meeting the needs of their customers.

•	Capitalize On Complementary Offerings Across Harland Clarke’s Client Base. We intend to drive growth by promoting our combined suite of offerings to the expanded client base of Harland Clarke. The combined offerings include a broader selection of premium check designs, expanded security and fraud prevention services and a more comprehensive suite of direct marketing and contact center services.

•	Cross-Sell Software Products into our Combined Client Base. HFS plans to continue its strong focus on cross-selling, both within the existing software customer base as well as within the customer base of Harland Clarke. The combination of Clarke American and Harland has opened up new customer relationships to further expand the potential cross-sell opportunities. The core processing customer relationships of HFS provide a particularly strong base from which to cross-sell additional products and services. An August 2006 IDC study projects that technology spending in the overall banking industry will continue to increase, which provides an opportunity for sustained growth of the HFS division.

•	Continue Focusing on Software-Enabled Testing and Assessment Products while Expanding the Offering of Survey Services to Financial Institutions. We will seek to continue to penetrate the education market with Scantron’s software-enabled testing and assessment platforms. These platforms are designed to accept input from paper and pencil testing, which we believe will support additional sales of forms and scanners. In addition to its testing and assessment platforms, Scantron is seeking to expand its offerings of banking customer surveys to provide a value-added solution to financial institution clients. By focusing on cross-selling opportunities through client relationships created by the other segments, we will also seek to expand Scantron’s market penetration.

•	Continue to Reduce Costs and Generate Strong Cash Flow. We have a culture of cost discipline and have proved successful at achieving significant cost reductions. We will continue to focus on cash flow generation through increasing our revenues, maintaining low working capital and capital expenditure requirements and reducing costs. Management expects to achieve significant cost savings as a result of the Acquisition, through facilities consolidations, reduction of duplicated SG&A functions and shared services. We expect that these actions will generate improved free cash flow.

Cost Savings

Having completed the Acquisition, we are focused on improving operating margins by reducing selling, general and administrative expenses, shared services costs and cost of sales, especially in Harland Clarke, where historical Clarke American and Harland had closely aligned capabilities and operations. We expect to achieve a total of $106.4 million in cost savings on a run-rate basis within 18 months and $112.6 million on a run-rate basis within 24 months after the closing of the Transactions. Our planned initiatives include:

•	Cost of Sales. As of May 1, 2007, Harland Clarke operated 21 printing facilities and 12 contact centers. We expect to achieve approximately $12.9 million in cost savings through seven facility consolidations. Management also expects to realize procurement savings of approximately $9.8 million and to achieve approximately $2.6 million in other cost reductions at HFS through facility consolidation.

•	Selling, General & Administrative. We expect to achieve approximately $64.6 million in SG&A synergies in Harland Clarke, driven by workforce rationalization in sales and marketing, information technology, production support, finance, human resources and other support functions. Our proposed reduction in SG&A will also be driven by the consolidation of duplicative activities and functions.

•	Shared Services. The duplication of certain executive, finance, human resources, and legal functions providing support to each of the business segments arises from the combination of the Clarke American and Harland businesses. We estimate that the elimination of duplicative functions will result in approximately $22.7 million in shared services synergies. In addition to the consolidation of shared services functions, we plan to consolidate certain redundant outsourcing and other professional services, such as consulting.

We expect to spend approximately $64.8 million to achieve the above outlined synergies. The cost to achieve these synergies may be funded in part from a portion of the proceeds of the financing transactions (as described in ‘‘The Transactions’’) and from available cash.

Harland Clarke

Harland Clarke provides checks and related products, direct marketing and contact center services to financial and commercial institutions as well as directly to individual consumers. In 2006, Harland Clarke generated pro forma revenues of $1,271.6 million (76% of total revenues on a pro forma basis for the Transactions).

Products and Services

Checks and Related Products and Services

In addition to offering basic personal and small business checks, Harland Clarke also offers specialized check products and services. Specialized check products include increasingly popular checks customized with licensed designs and characters, such as cartoon characters, collegiate designs and photographs. Harland Clarke also offers a variety of financial documents in conjunction with personal and small business financial software packages. Accessory products include leather checkbook covers, endorsement stamps, address labels, recording registers and other bill paying accessories. In addition, Harland Clarke also offers its clients a variety of fraud prevention solutions.

Harland Clarke offers various delivery options, including expedited and trackable delivery. Check users can choose guaranteed overnight, two-day or four-day delivery; they often prefer expedited delivery to both receive their order sooner and for the security and tracking features that these expedited methods provide. These delivery services represent an important component of the range of value-added service offerings.

Harland Clarke also offers a wide variety of standard financial forms and flexible formats to suit clients’ needs, and the products are also compatible with image processing systems. Harland Clarke also provides treasury management services, such as integrated cash deposit products, customized deposit tickets and security bags.

Direct Marketing Services

Through Harland Clarke, we also offer financial and commercial institutions the following direct marketing services:

•	Turnkey direct marketing solutions—A suite of campaigns that uses Stratics, our proprietary predictive modeling software, and are designed around core financial products and services such as CDs, money market accounts, auto loans and mortgages;

•	Onboarding—An ongoing, integrated new client marketing solution that builds long-term relationships by engaging new checking account holders and growing them into satisfied, profitable and loyal clients;

•	Alcott Routon solutions—Highly-customized direct marketing campaigns that use client-tailored predictive models to support a variety of marketing strategies including acquisition, retention, activation, and cross-selling and up-selling;

•	Checkbook messaging—A program that employs digital print technology to insert targeted, intelligence-driven marketing messages into the checkbook; and

•	E-mail marketing—A program that uses market-leading technology as well as high security and filter standards to deliver targeted, intelligence-driven marketing messages to customers who prefer e-mail communication.

Contact Center Services

Our contact centers provide both inbound and outbound support to our financial institution clients. Through the contact centers, Harland Clarke provides its clients with customer support focused on check orders and complete fulfillment of those orders, including delivery to the financial institution account holder. Harland Clarke offers check users the option to place orders directly through contact centers and websites as opposed to placing orders through client branches or by way of mail order forms. In addition to check-related support, Harland Clarke offers stand-alone inbound and outbound customer care to its clients. Harland Clarke also provides marketing and promotional support, which includes marketing messages delivered during the check ordering process or stand-alone telemarketing.

Sales and Marketing

Harland Clarke manages relationships with large and complex financial and commercial institutions through dedicated account management teams composed of relationship management, marketing, operations and service oriented skill sets. In addition, Harland Clarke has a nationwide sales force targeting distinct financial institution segments ranging from major nationwide and large regional banks and securities firms to community banks and credit unions.

Harland Clarke also markets its products directly to consumers through personalized check inserts in newspapers, advertisements sent directly to residences, and online advertising. Online shopping, contact center access, mail order and an automated voice response system enable consumers to order their products directly at their convenience.

Clients

The clients of Harland Clarke range from major nationwide and large regional banks and securities firms to community banks and credit unions to brokerage houses to financial software companies. In addition, Harland Clarke clients include retailers and other multi-location businesses, as well as individual check consumers. On a pro forma basis, Harland Clarke serves approximately 15,000 financial and commercial institutions, and approximately 85% of its revenues are under long-term contracts.

Harland Clarke contracts with its financial institution clients are generally sole-source contracts for the sale of our checks and related products to the clients’ customers. The initial terms of the agreements generally range from three to five years, and are generally terminable for cause, although some of our financial institution clients, including Bank of America, can terminate their contracts for convenience. See ‘‘Risk Factors—Risks Related to Harland Clarke—We are dependent on a few large clients, and adverse changes in our relationship with these highly concentrated clients may adversely affect our revenues and profitability.’’ See also ‘‘Risk Factors—Risks Related to the Acquisition—We may not be able to retain all of Clarke American’s and Harland’s historical clients after the Acquisition, which may have a material, adverse effect on our business prospects, results of operations and financial condition.’’

Competition

Harland Clarke competes with large outsourcing services providers that offer a wide variety of services including those that compete with Harland Clarke’s primary offerings—specifically payment services, marketing services and teleservices. Deluxe Corporation is a significant competitor. Other large competitors include companies such as eFunds Corporation, Harte-Hanks, Inc., R.R. Donnelly & Sons Company, and TeleTech Holdings, Inc. There are also other smaller competitors that specialize in providing one or more of these services. Harland Clarke competes on the basis of service, convenience, quality, product range and price. Management believes that Harland Clarke differentiates itself from its competitors by:

•	Improving client satisfaction through consistent product quality and expertise in matching client preferences with the right product and delivery options;

•	Expanding client relationships through cross-selling and up-selling both check and related financial products on behalf of financial institution clients;

•	Capitalizing on integration with financial institution clients’ checking account processes to improve their customer service and operational efficiencies;

•	Offering a broad suite of outsourcing services, such as direct marketing, contact center services, treasury management, and analytical modeling; and

•	Adopting the ‘‘best practices’’ of both Clarke American and Harland.

Information Technology

The information technology systems of Harland Clarke were designed in-house and utilize standard hardware and software solutions that Harland Clarke has customized and integrated with certain proprietary and packaged software. These systems are fully integrated from order entry to product shipment and billing. Harland Clarke has developed and operates proprietary digital technology for its printing operations. Telecommunications solutions from industry leading suppliers provide the technology that supports its contact centers. Its Internet solutions are built on hardware, software and database platforms to provide highly available Web solutions. The electronic communications network that connects the corporate facilities, manufacturing plants, contact centers, key suppliers and clients of Harland Clarke is designed to be secure. Harland Clarke uses state-of-the-art enterprise resource planning systems to support its financial and administrative functions.

Harland Financial Solutions

HFS provides products and services including lending and mortgage origination and servicing applications, business intelligence solutions, customer relationship management software, branch automation solutions and core processing systems and services, principally targeted to community banks and credit unions. Management believes that the HFS division enjoys a leading market position in lending and mortgage compliance software, business intelligence/CRM software for community banks and credit unions, and branch automation software. Approximately 70% of HFS’s revenues are recurring revenues. Through strategic acquisitions, HFS has built a full suite of software products to service community banks and credit institutions, has grown revenues from $174.1 million for the fiscal year ended December 31, 2002 to $324.6 million (representing 19% of total revenue on a pro forma basis for the Transactions) for the fiscal year ended December 31, 2006, and has increased software clients from 6,200 to 8,400 for the respective periods.

Products and Services

HFS sells a variety of products and services that are designed to help its financial institution clients strengthen profitable relationships with their customers. These products and services include lending and mortgage origination and servicing applications, business intelligence solutions, customer relationship management software, branch automation solutions, electronic payment processing and core processing systems and services.

Core Systems Products

HFS provides host processing systems on both an in-house and outsourced basis to financial institutions, including small-to-mid sized community banks, credit unions and thrifts. Its products centralize customer information and facilitate high speed and reliable processing of transactions from every delivery channel. HFS has integrated its compliance, branch automation and business intelligence/CRM products into its core processing solutions. Management believes that this integration capability gives HFS an opportunity to differentiate itself in the market. The acquisition of Intrieve, which occurred in April 2005, expanded HFS’s business into outsourced core processing for thrifts.

Retail and Lending Products

HFS sells loan and deposit origination and compliance software to the financial institution market. HFS offers a complete product suite, Pro Suite, including solutions for lending, account opening, sales management and loan underwriting. HFS has recently launched a commercial lending risk management, underwriting and portfolio management product suite marketed as CreditQuest. HFS also provides mortgage loan origination, production and servicing solutions through its Interlinq solution.

With respect to its clients’ retail business, HFS helps financial institutions increase the profitability of customer relationships through customer relationship management and branch automation software. HFS’s CRM software, Touché, is an enterprise-wide solution that is designed specifically for financial institutions and allows financial institutions to manage all aspects of the customer relationship. The Touché Analyzer module provides tools to create marketing campaigns, segment customers by demographic criteria, determine customer and product profitability, and provide research, reporting and campaign management. Touché Sales & Service handles all customer contacts, sales and referral activities, as well as problem resolution and service requests. Touché Messenger is an interaction management tool which automates multi-channel, one-to-one campaign management.

HFS also offers branch automation systems designed to enhance the customer experience through integrated teller, platform and call center tools.

Sales and Marketing

HFS sells its products and services directly to financial institutions through its own national sales organization.

Client support, which is primarily technology-related, is provided within the various product management areas by experienced and product-technology knowledgeable representatives, additionally supported by the product developers if necessary.

The HFS product marketing group is responsible for all go-to-market activities, and is aligned with the individual major product groups. Product marketing is supported by a centralized marketing services organization that provides efficient consolidated capabilities including website, advertising, creative, event-planning, public relations and tradeshows.

Clients

HFS is a leading supplier of financial software and services to financial institutions, including small-to-mid sized community banks, credit unions and thrifts. HFS serves more than 8,400 software clients and its top 20 clients accounted for approximately 6% of its 2006 revenues.

Competition

The market for providing technological solutions to financial institutions is highly competitive and fragmented. HFS competes with several national competitors, as well as regional and local competitors. There are also other competitors that offer one or more specialized products or services that compete with HFS. Management believes that competitive factors influencing buying decisions include product features and functionality, client support, price and vendor financial stability.

Information Technology

The HFS technology infrastructure is predominantly based upon Microsoft technologies. All line of business applications, whether purchased or developed in-house, primarily rely on Microsoft Windows operating systems, Active Directory, Exchange and SQL Server. HFS operates three datacenters nationwide, which host internet banking and core processing applications. HFS uses state-of-the-art security and monitoring systems, both for the internal and datacenter networks, based on technologies from Checkpoint/Nokia and Cisco among others.

Scantron

Scantron provides testing and assessment solutions to schools in North America, offers specialized data collection solutions to educational and commercial institutions and collects and manages survey information for a wide variety of Fortune 1000 organizations. Scantron’s products and services include scannable forms, scanning equipment, survey services and testing software and related services. Scantron benefits from high recurring revenue as its installed base of over 38,000 scanners generates consistent revenue from repeat orders of compatible forms. Management believes the growth in the

Scantron business will primarily be generated by testing software and related services, and survey software and related services, while Scantron forms and scanners will continue to provide a stable base of revenue. For the fiscal year end December 31, 2006, Scantron generated revenue of $77.9 million (5% of total revenue on a pro forma basis for the Transactions).

Scantron has a solid leadership position in the in-classroom testing and assessment market, where as of December 31, 2006, public high schools, colleges and universities, representing approximately 80% of the enrolled students in the United States, use at least one Scantron product.

Products and Services

Education-Related Products

Scantron’s sales to K-12 educational institutions have historically represented the largest portion of Scantron’s revenues, although it also generates revenues from sales to higher educational institutions and commercial enterprises. In 2006, Scantron derived approximately 54% of its forms revenues from sales to K-12 educational institutions.

The implementation of NCLB has presented Scantron with additional opportunities to generate revenues from its K-12 clients. Under NCLB, every state is required to set standards for grade-level achievement and develop a system to measure the progress of all students and subgroups of students in meeting those state-determined, grade-level standards. States also must develop annual adequate yearly progress objectives, with a federal target that all students achieve proficiency in reading and math within 12 years. As a result, NCLB requires thorough monitoring and reporting of student achievement and progress. Although the majority of all testing is still done via paper and pencil, trends in education, including NCLB, have created demand for quick access to data and the ability to manage, evaluate and report that data. Management believes that Scantron has an opportunity to capitalize on those trends through its web-based education products.

Scantron historically has provided educational institutions with a patented forms and scanner solution for standardized and classroom-based testing needs. The Scantron forms and scanner solution has achieved widespread acceptance among educational institutions. Scantron generates forms and scanner solutions revenues by charging for the purchase or lease of scanners and the purchase of testing forms by the client. In addition, Scantron has a loan marketing program, under which a scanner is loaned to a client in exchange for a minimum annual forms purchase.

Scantron’s Achievement Series is a set of web-based testing solutions that provide schools and other enterprises with a content-neutral platform for measuring achievement, with real-time reporting. Scantron also offers solutions for managing and centralizing the data generated by the testing process to measure progress against state and national standards. Scantron’s Performance Series is an Internet-delivered, standards-based, computer adaptive assessment that provides valid and reliable diagnostic and placement assessment data. Each assessment is adapted for each student, is aligned to individual state standards, and links to instructional applications that can help educators design formative assessment-based instruction.

Since 2005, Scantron has integrated the Achievement Series and the Performance Series to provide an overall diagnostic, achievement testing, monitoring and data reporting solution. These solutions also allow the easy integration of disparate technologies and content. Scantron’s Achievement Series and Performance Series solutions generate subscription revenues and the opportunity for the sale of associated products, including forms and scanner solutions, testing content, testing-based instruction applications and data management tools.

ParSYSTEM is Scantron’s integrated suite of software modules that allow educators, primarily in higher education, to create, administer and score tests on paper, via networks or over the Internet. Scantron also provides survey software packages for educators. All of these products are shrink-wrapped for sale directly to educators and are intended for use primarily at higher education institutions.

Survey and Other Data Collection Products

In addition to providing testing and survey tools for the education market, Scantron offers its survey and data collection products to the commercial and financial institution markets. Surveys are delivered by a variety of methods, including traditional paper and electronic means. Scantron also provides a total solution for clients using forms-based data collection methods, including printing, distributing and processing. In 2005, Scantron introduced Clarity, a scanner that combines intelligent mark recognition with document imaging and a new imaging software solution, Cognition, which automates the conversion of data from hardcopy into electronic information.

Sales, Marketing and Product Support

Scantron employs approximately 80 sales and account representatives. Forms and scanners are generally sold at the district or school level. Most of Scantron’s educational sales come from the direct sales channel. Software applications are often sold as a package with forms and scanners. Contracts are typically structured as renewable contracts, with an average term of one year. Scantron sells most of its survey services directly to commercial entities. Management intends to capitalize on our presence in the financial institution market to cross-market Scantron survey and data collection products to their financial institution clients.

Scantron provides comprehensive product support to its clients directly, and through HFS, provides on-site and depot support for their scanner products. Scantron’s sales account managers and account executives help to coordinate these client support efforts, which are supplemented with telephone and on-line support to all clients.

Clients

Scantron serves more than 86,000 accounts with its products. Clients for Scantron’s educational products range from individual educators and institutions to entire districts. Clients for Scantron’s survey products include approximately 279 Fortune 1000 organizations.

Competition

Scantron competes with education-related software providers at the K-12 and higher education levels. Scantron also faces significant competition from a number of local and regional competitors, which may have better local knowledge and contacts. Scantron also faces competition with respect to its forms or scanners from national and regional printers and manufacturers. The survey products market is highly fragmented, and Scantron faces competition from many varied sources, including a number of national organizations.

Information Technology

In order to effectively support its sales and marketing functions, Scantron uses a state-of-the-art web-based portal technology delivering fully comprehensive client information. In addition, Scantron uses custom designed workflow tools on a Lotus Notes platform to maintain the financial, operational and administrative functions. Scantron’s systems are run on IBM iSeries and WinTel based platforms.

Suppliers

The main supplies used in check and form printing are paper, print ink, binders, boxes, packaging and delivery services. For all critical supplies, we have at least two qualified suppliers or multiple qualified production sites in order to ensure that supplies are available as needed. Clarke American and Harland have not historically experienced any material shortages, and management believes we have redundancy in our supplier network for each of our key inputs.

Scantron purchases a majority of the paper for its business from a single supplier. It purchases scanner components from various equipment manufacturers and supply firms. Scantron historically has not experienced shortages of and believes it will continue to be able to obtain such materials or suitable substitutes in acceptable quantities and at acceptable prices.

Foreign Sales

We conduct business in Canada. Our sales outside the United States, on a pro forma basis, totaled $13.2 million, $10.2 million and $7.2 million for 2006, 2005 and 2004, respectively.

Facilities

We are headquartered in Decatur, Georgia. Harland Clarke is headquartered in San Antonio, Texas. Harland Clarke also operates a facility in New Braunfels, Texas, which houses manufacturing and contact center operations and serves as the headquarters for the Checks In The Mail and B2Direct brands. Harland Clarke maintains operations nationwide operating 21 plants equipped with state-of-the-art printing technology and 11 contact centers. Harland Clarke’s 21 plants include a base stock print plant located in San Antonio, Texas and 20 imprint plants situated across the United States. Harland Clarke’s 11 contact centers answer account holder calls and financial institution client branch employee calls. We expect to consolidate seven facilities. HFS is headquartered in Lake Mary, Florida. Scantron is headquartered in Irvine, California. Our principal operating properties are as follows:

Harland Clarke:

Location	Use	Approximate Floor Space (Square Feet)	Leased/ owned status
Atlanta, GA	Holding Company Headquarters, and Harland Clarke Administration and Sales and Marketing	75,000	Owned
Atlanta, GA	Information Technology	36,000	Owned
Atlanta, GA	Operations Support	47,200	Owned
Atlanta, GA	Printing	132,300	Owned
Atlanta, GA	Contact Center	33,000	Leased
Bolingbrook, IL	Printing	120,000	Leased
Boulder City, NV	Administration and Production	4,000	Leased
Charlotte, NC	Printing	38,120	Leased
Charlotte, NC	Administration	4,906	Leased
Clearwater, FL	Printing	61,200	Owned
Columbia, SC	Printing	92,500	Owned
Dallas, TX	Printing	37,252	Leased
Des Moines, IA	Printing	45,000	Leased
Glen Burnie, MD	Printing	120,000	Leased
Grapevine, TX	Printing	83,282	Leased
Greensboro, NC	Printing	66,250	Owned
Harrisburg, PA	Contact Center	4,465	Leased
Hato Rey, Puerto Rico	Printing and Sales	24,481	Leased
Jeffersonville, IN	Printing	101,332	Leased
Knoxville, TN	Contact Center	3,014	Leased
Louisville, KY	Printing	50,000	Leased
Milton, WA	Printing	87,640	Leased
Mounds View, MN	Printing, Administration, Development and Support, Sales, Marketing and Contact Center	81,490	Leased
Nashville, TN	Administration	21,309	Leased
New Braunfels, TX	Administration, Printing and Contact Center	98,030	Owned
Phoenix, AZ	Printing	64,000	Leased

Location	Use	Approximate Floor Space (Square Feet)	Leased/ owned status
Salt Lake City, UT	Printing, Distribution and Contact Center	129,100	Owned
Salt Lake City, UT	Contact Center	18,120	Leased
Salt Lake City, UT	Contact Center	12,856	Leased
San Antonio, TX	Printing	166,000	Leased
San Antonio, TX (a)	Printing	39,600	Owned
San Antonio, TX	Contact Center	68,000	Leased
San Antonio, TX	Contact Center	42,262	Leased
San Antonio, TX	Harland Clarke Corporate Headquarters	90,000	Leased
San Antonio, TX	Administration	2,137	Leased
San Antonio, TX	Administration	1,936	Leased
San Antonio, TX	Warehouse	16,166	Leased
Simi Valley, CA	Contact Center	3,186	Leased
Syracuse, NY	Printing	28,055	Owned

(a)	We expect to close this facility in 2007.

Harland Financial Solutions:

Location	Use	Approximate Floor Space (Square Feet)	Leased/ owned status
Atlanta, GA	Development and Support	7,098	Leased
Birmingham, AL	Development and Support	5,500	Leased
Bothell, WA	Development and Support	66,519	Leased
Carmel, IN	Development and Support	5,931	Leased
Cincinnati, OH	Administration and Service Bureau	63,901	Leased
Cincinnati, OH	Administration and Production	9,295	Leased
Clive, IA	Service Bureau	36,466	Leased
Cotuit, MA	Development and Support	3,200	Leased
Denver, CO	Development and Support	34,167	Leased
Englewood, CO	Development and Support	14,400	Leased
Fargo, ND	Development and Support	19,745	Leased
Grand Rapids, MI	Development and Support	5,703	Leased
Lake Mary, FL	Corporate Headquarters	71,936	Leased
Miamisburg, OH	Development and Support	15,286	Leased
Omaha, NE	Field Services, Administration and Support	50,000	Owned
Orlando, FL	Service Bureau	14,856	Leased
Pleasanton, CA	Development and Support	49,115	Leased
Portland, OR	Development and Support	79,089	Leased

Scantron:

Location	Use	Approximate Floor Space (Square Feet)	Leased/ owned status
Irvine, CA	Corporate Headquarters	126,497	Leased
San Diego, CA	Development and Support	15,032	Leased

Employees

As of May 1, 2007, we had approximately 7,950 employees. Management considers employee relations to be good.

Research and Development

Our research and development costs are primarily incurred in the development of software and the enhancement of existing software products. Software development costs incurred prior to the establishment of technological feasibility are expensed as incurred. Software development costs incurred after the technological feasibility of the subject software product has been established and prior to its availability for sale are capitalized. On a pro forma basis, we incurred expenses of $25.3 million, $23.4 million and $21.9 million in 2006, 2005 and 2004, respectively, for research and development activities.

Intellectual Property

We rely on a combination of measures to protect our intellectual property, among them, registering trademarks and copyrights, patenting inventions, implementing procedures that afford trade secret status and protection to our proprietary information, such as entering into third party non-disclosure and intellectual property assignment agreements, and maintaining our intellectual property by entering into licenses that grant only limited rights to third parties. The sale of products bearing trademarks or designs licensed from third parties accounts for a significant portion of our revenue. Typically, such license agreements are effective for a two to three year period and require the payment of a royalty to the licensor. There can be no guarantee that such licenses will be renewed or will continue to be available on terms that would allow us to continue to sell the licensed products profitably. In addition, there has been a substantial increase in the issuance of patents for Internet related systems and business methods, which may have broad implications for participants in technology and service sectors. Claims for infringement of these patents are increasingly becoming a subject of litigation. HFS and Scantron rely on intellectual property to deliver their product solutions to clients.

Environmental Matters

Our operations are subject to federal, state, local and foreign laws and regulations pertaining to pollution and protection of human health and the environment, the violation of which can result in substantial costs and liabilities, including material civil and criminal fines and penalties. Such requirements include those pertaining to air emissions; wastewater discharges; occupational safety and health; the generation, handling, treatment, remediation, use, storage, transport, release, and exposure to hazardous substances and wastes. Under certain of these laws and regulations, such as the federal Superfund statute, the obligation to investigate and remediate contamination at a facility may be imposed on current and former owners or operators or on persons who may have sent waste to that facility for disposal. In addition, environmental laws and regulations, and interpretation or enforcement thereof, are constantly evolving and any such changes could impact the business, financial condition or results of operations. While enforcement of these laws and regulations may require the expenditure of material amounts for environmental compliance or cleanup, our management believes that our facilities are currently in material compliance with such laws and regulations.

Our operations use hazardous materials in the printing process and generate wastewater and air emissions. Some of our historic check and form printing operations at current and former facilities used hazardous materials in greater quantities. In some instances, we have sold these facilities and agreed to indemnify the buyer of the facility for certain environmental liabilities. We may also be subject to liability under environmental laws and regulations for environmental conditions at our current or former facilities or in connection with the disposal of waste generated at these facilities. We do not expect to incur material amounts for environmental compliance or cleanup or for indemnification in connection with our historic operations. However, if environmental liabilities are discovered at any current or former facilities or at locations where our wastes were disposed, we could be required to spend material amounts.

It is generally not possible to predict the ultimate total costs relating to any remediation that may be demanded at any environmental site due to, among other factors, uncertainty regarding the extent of prior pollution, the complexity of applicable environmental laws and regulations and their interpretations, uncertainty regarding future changes to such laws and regulations or their enforcement, the varying costs and effectiveness of alternative cleanup technologies and methods, and the questionable and varying degrees of responsibility and/or involvement by us.

Governmental Regulation

We are subject to state and federal laws and regulations regarding the protection of consumer information commonly referred to as ‘‘non-public personal information.’’ Examples include the federal financial modernization law known as the Gramm-Leach-Bliley Act and the regulations implementing its privacy and information security requirements, as well as other privacy and data security federal and state laws and regulations. We are also subject to additional requirements in many of our contracts with our financial institution clients, which are often more restrictive than the regulations. These laws, regulations and agreements require us to develop and implement policies to protect non-public personal information and to disclose these policies to consumers before a customer relationship is established and periodically thereafter.

The laws, regulations, and agreements limit our ability to use or disclose non-public personal information for other than the purposes originally intended.

Where not preempted by the provisions of the Gramm-Leach-Bliley Act, states may enact legislation or regulations that are more restrictive on our use of data. In addition, more restrictive legislation or regulations have been introduced in the past and could be introduced in the future in Congress and the states and could have a negative impact on our business, results of operations or prospects. Additionally, future contracts may impose even more stringent requirements on us which could increase our operating costs, as well as interfere with the cost savings we are trying to achieve.

The financial services sector is also subject to various federal and state regulations and oversight. As suppliers of services to financial institutions, certain Harland Clarke and HFS operations are examined by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation, among other agencies, to confirm our ability to maintain data security. In order for our clients to comply with certain regulations, we have agreed to be subject to examination by the Federal Deposit Insurance Corporation and the Office of Thrift Supervision, among other regulatory agencies. These regulators have broad supervisory authority to remedy any shortcomings identified in any such examination. In addition, through their ability to regulate our clients’ system requirements, regulators can effectively regulate the required security systems, communications technologies and other features of our products and services. Adverse audit findings could impact our ability to continue to render services or require investment in corrective measures. Moreover, current laws and regulations may be amended in the future or interpreted by regulators in a manner which could negatively impact our current Harland Clarke or HFS operations or limit its future growth.

The use of our Scantron products to store and manage student and other educational data may be subject to The Family Education Rights and Privacy Act of 1974, commonly known as FERPA, which is a federal law that protects the privacy of student education records in connection with its web-based assessment services. Many states have enacted similar laws to protect the privacy of student data. The operation of websites by Scantron that are accessed by children under the age of 13 is subject to the Children’s Online Privacy Protection Act of 1998, commonly known as COPPA. The collection of patient data through Scantron’s survey services is subject to the Health Insurance Portability and Accountability Act of 1996, commonly known as HIPAA, which protects the privacy of patient data. Scantron is also subject to the Gramm-Leach-Bliley Act.

New laws and regulations may be adopted in the future with respect to the Internet, e-commerce or marketing practices generally relating to consumer privacy. Such laws or regulations may impede the growth of the Internet and/or use of other sales or marketing vehicles. As an example, new privacy laws could decrease traffic to our websites, decrease telemarketing opportunities and decrease the demand for our products and services. Additionally, the applicability to the Internet of existing laws governing property ownership, taxation, libel and personal privacy is uncertain and may remain uncertain for a considerable length of time.

Legal Proceedings

Various legal proceedings, claims and investigations are pending against us, including those relating to commercial transactions, product liability, safety and health matters, employment matters and other matters. Most of these matters are covered by insurance, subject to deductibles and maximum limits, and by third party indemnities.

We believe that the outcome of all pending legal proceedings in the aggregate will not have a material adverse effect on our consolidated financial position or results of operations.

 Management

The following table sets forth information regarding our directors and executive officers after completion of the Post-Acquisition Corporate Reorganization (see ‘‘Summary—Organizational Structure’’):

Name	Age	Position
Barry F. Schwartz	58	President and Chief Executive Officer, Director
Paul G. Savas	44	Executive Vice President and Chief Financial Officer, Director
Charles T. Dawson	57	President and Chief Executive Officer of Harland Clarke, Director
John O’Malley	50	President and Chief Executive Officer of Harland Financial Solutions, Director
Jeffrey D. Heggedahl	42	President and Chief Executive Officer of Scantron, Director
Howard Gittis	73	Director

Barry F. Schwartz was appointed our President and Chief Executive Officer on May 1, 2007 and has been one of our directors since the completion of the acquisition of Clarke American by M & F Worldwide in 2005. Mr. Schwartz has been Executive Vice President and General Counsel of M & F Worldwide since 1996. He has been Executive Vice President and General Counsel of MacAndrews & Forbes Holdings Inc. and various affiliates since 1993, and previously served as Senior Vice President from 1989 to 1993. Mr. Schwartz is also a director of the following organizations which are required to file reports under the Securities Exchange Act of 1934: Scientific Games Corporation and Revlon Consumer Products Corporation.

Paul G. Savas was appointed our Executive Vice President and Chief Financial Officer on May 1, 2007 and has been one of our directors since May 1, 2006. Mr. Savas has been Executive Vice President and Chief Financial Officer of M & F Worldwide since May 2006 and previously served as the Senior Vice President of Finance of M & F Worldwide since 2002. He has been Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Holdings Inc. and various affiliates since May 2007, and previously served as Executive Vice President—Finance from April 2006 until May 2007 and Senior Vice President—Finance from 2002 until April 2006. Mr. Savas joined MacAndrews & Forbes Holdings Inc. in 1994 as Director of Corporate Finance and was appointed Vice President—Finance in 1998. Mr. Savas is also a director of SIGA Technologies Inc., which is required to file reports under the Securities Exchange Act of 1934.

Charles T. Dawson was appointed President and Chief Executive Officer of Harland Clarke Corp. on May 1, 2007 and was elected as one of our directors at the acquisition of Clarke American by M & F Worldwide in 2005. Mr. Dawson previously served as President and Chief Executive Officer of Clarke American from April 2005 to May 2007, and Mr. Dawson has over 30 years of experience in the security printing industry. Mr. Dawson was the Chief Executive Officer for Rocky Mountain Bank Note before joining Clarke American in 1992. His previous roles at Clarke American were Executive Vice President/General Manager of Partnership Development from February 2003 to April 2005 and Senior Vice President/General Manager of the National Account/Securities/Business Development divisions from July 2000 to February 2003. Mr. Dawson holds a BA in Marketing and a MBA from Lamar University. Mr. Dawson is also a director of M & F Worldwide, which is required to file reports under the Securities Exchange Act of 1934.

John O’Malley has served as the President of Harland Financial Solutions, Inc. since August 2000 and also as its Chief Executive Officer since May 1, 2007. He has served as one of our directors since May 1, 2007. He has 30 years of experience in technology related businesses and over 20 years of experience in the financial industry. Prior to serving as President of HFS, Mr. O’Malley held President and Chief Executive Officer positions at Fiserv, Hogan Systems (now part of Computer Sciences Corp.), MPCT Capital Markets and Systeme Corporation. Mr. O’Malley has also served on the advisory board of Stanford University and is a graduate of New York University with a bachelor’s degree in computer science.

Jeffrey D. Heggedahl has served as the President and Chief Executive Officer of Scantron since May 1, 2007 and has also served as one of our directors since that time. Mr. Heggedahl was previously President of Harland Printed Products since 2005, prior to which time he served as Executive Vice President of Harland Printed Products since 2002. Prior to 2002, Mr. Heggedahl served as Vice President and General Manager of Harland Analytical Services. Mr. Heggedahl joined Harland in 1987.

Howard Gittis has been one of our directors since the completion of the acquisition of Clarke American by M & F Worldwide in 2005. Mr. Gittis has been a director of M & F Worldwide since 1995. He has served as M & F Worldwide’s Chairman of the Board, President and Chief Executive Officer since 2000. Mr. Gittis has been Vice Chairman and Chief Administrative Officer of MacAndrews & Forbes Holdings Inc. and various affiliates since 1985. Mr. Gittis is also a director of the following organizations which are required to file reports under the Securities Exchange Act of 1934: Allied Security Holdings LLC, Jones Apparel Group, Inc., Revlon, Inc. and Scientific Games Corporation.

Board of Directors

Our board of directors is currently composed of six individuals. These members are Charles T. Dawson, Howard Gittis, Jeffrey D. Heggedahl, John O’Malley, Paul G. Savas and Barry F. Schwartz. The exact number of members of our board is to be determined from time to time by resolution of a majority of our full board of directors.

Board Committees

We do not have standing audit, nominating or compensation committees because we are a wholly owned subsidiary of M & F Worldwide. M & F Worldwide’s Audit Committee serves as our audit committee. The Audit Committee operates under a written charter which is available on M & F Worldwide’s website at www.mandfworldwide.com. The board of directors of M & F Worldwide has determined that each of the members of the Audit Committee is ‘‘independent’’ within the meaning of the NYSE listing standards applicable to audit committee members.

Post-Acquisition Executive Compensation

In connection with the Acquisition, we have entered into new employment agreements and compensation arrangements with our post-Acquisition executive officers and various other officers, which will include long-term compensation based on Adjusted EBITDA to be granted under a new Long-Term Incentive Plan, which will be effective beginning with fiscal year 2008 and which we refer to as the ‘‘New LTIP.’’

Compensation of our Chief Executive Officer and our Chief Financial Officer

In connection with the Acquisition, we appointed Barry F. Schwartz as our President and Chief Executive Officer and Paul G. Savas as our Executive Vice President and Chief Financial Officer. Messrs. Schwartz and Savas have not received and it is not currently contemplated that they will receive any compensation from us for their respective service in these roles. As described in ‘‘Certain Relationships and Related Transactions’’, M & F Worldwide pays MacAndrews & Forbes Holdings Inc. and MacAndrews & Forbes Inc., (collectively, ‘‘MacAndrews & Forbes’’) a fee under the Amended Management Services Agreement for the services of Messrs. Gittis, Schwartz and Savas. Messrs. Schwartz and Savas are compensated by MacAndrews & Forbes, where, as described above, Mr. Schwartz has served in various positions since 1989 and Mr. Savas has served in various positions since 1994. See ‘‘Certain Relationships and Related Transactions—Management Services Agreement.’’

Employment Agreement of Charles Dawson

On May 29, 2007, we and Harland Clarke Corp. (formerly Harland), our wholly owned subsidiary, entered into an employment agreement with Charles Dawson which supersedes, effective as of May 2, 2007, his prior employment agreement with Clarke American Corp. and M & F Worldwide dated as of January 16, 2007. This employment agreement, under which Mr. Dawson is employed by Harland Clarke Corp. as president and chief executive officer of the Harland Clarke Business (as defined in the employment agreement), will continue until December 31, 2010, subject to earlier termination as described below. Under his employment agreement, Mr. Dawson’s annual base salary is $850,000. He is entitled to receive annual bonuses based on the attainment of a certain percentage of consolidated EBITDA targets, provided, however, that as a result of the Acquisition, for fiscal year 2007, his bonus, if any, will be determined under Clarke American Corp.’s existing executive management bonus plan for the period from January 1, 2007 through April 30, 2007 and under a new bonus plan to be established for Harland Clarke Corp. for the remaining portion of fiscal year 2007 from and after May 1, 2007. Commencing in 2008, Mr. Dawson will participate in the New LTIP, under which he will be eligible to receive a portion of the bonus pool attributed to the Harland Clarke Business. The definitive terms of the New LTIP will be determined prior to its effectiveness. He also receives other standard officer benefits.

If the employment of Mr. Dawson is terminated for cause (as defined in the employment agreement), he will not be entitled to any further compensation. In the case of termination of the employment of Mr. Dawson by Harland Clarke Corp. without cause (as defined in the employment agreement) or by Mr. Dawson for good reason (as defined in the employment agreement), Mr. Dawson will be entitled to receive:

•	An amount equal to two times his base salary payable in installments in accordance with the normal payroll practices of Harland Clarke Corp., provided, that in case Harland Clarke Corp. does not renew the employment term and his employment is terminated after the end of the term, other than for cause or disability (as defined in the employment agreement), under certain circumstances he will receive an amount equal to his base salary;

•	Continued participation in applicable welfare benefit plans for 12 months after the termination;

•	Continued contribution by Harland Clarke Corp. to the employer portion of employee premiums of welfare benefit plans for a period of 12 months after the termination, provided, that in case Harland Clarke Corp. does not renew the employment term and his employment is terminated after the end of the term, other than for cause or disability, under certain circumstances Harland Clarke Corp. will pay half the employee premiums;

•	A pro rata annual bonus for the year in which termination occurred, if it would have otherwise been payable to him but for the termination of his employment;

•	Annual bonus for the year prior to the year in which termination occurred if at the time of termination he had earned an annual bonus payment for such prior year and it has not yet been paid due to such termination; and

•	Amounts payable, if any, under the New LTIP in accordance with the terms of the New LTIP.

Following the termination of his employment for any reason, Mr. Dawson is also subject to a two-year non-competition covenant and a two-year non-solicitation covenant, provided, however, that in the event Harland Clarke Corp. does not renew the employment term and Mr. Dawson’s employment is terminated after the end of the term, other than for cause or disability, under certain circumstances Mr. Dawson will be subject to a one-year non-competition covenant and a one-year non-solicitation covenant.

Employment Agreement of John O’Malley

On May 29, 2007, we and HFS entered into an employment agreement with John O’Malley under which Mr. O’Malley will serve as president and chief executive officer of HFS.

This employment agreement became effective as of May 2, 2007 and will continue until December 31, 2010, subject to earlier termination as described below. Under his employment agreement, Mr. O’Malley receives an annual base salary of $750,000. He is entitled to receive annual bonuses based on the attainment of a certain percentage of consolidated EBITDA targets, provided, however, that as a result of the Acquisition, for fiscal year 2007, his bonus, if any, will be determined under John H. Harland Company’s existing senior management incentive plan for the period from January 1, 2007 through April 30, 2007 and under a new bonus plan established for HFS for the remaining portion of fiscal year 2007 from and after May 1, 2007. Commencing in 2008, Mr. O’Malley will participate in the New LTIP for which he will be eligible to receive a portion of the bonus pool attributed to HFS. Mr. O’Malley receives other standard officer benefits and received a one-time cash payment of $300,000 as a special bonus.

If the employment of Mr. O’Malley is terminated for cause (as defined in the employment agreement), he will not be entitled to any further compensation. In the case of termination of the employment of Mr. O’Malley by HFS without cause (as defined in the employment agreement) or by Mr. O’Malley for good reason (as defined in the employment agreement), Mr. O’Malley will be entitled to receive:

•	An amount equal to two times his base salary payable in installments in accordance with the normal payroll practices of HFS, provided, that in case HFS does not renew the employment term and his employment is terminated after the end of the term, other than for cause or disability (as defined in the employment agreement), under certain circumstances he will receive an amount equal to his base salary;

•	Continued participation in applicable welfare benefit plans for 12 months after the termination;

•	Continued contribution by HFS to the employer portion of employee premiums of welfare benefit plans for a period of 12 months after the termination, provided, that in case HFS does not renew the employment term and his employment is terminated after the end of the term, other than for cause or disability (as defined in the employment agreement), under certain circumstances HFS will pay half the employee premiums;

•	A pro rata annual bonus for the year in which termination occurred, if it would have otherwise been payable to him but for the termination of his employment;

•	Annual bonus for the year prior to the year in which termination occurred if at the time of termination he had earned an annual bonus payment for such prior year and it has not yet been paid due to such termination; and

•	Amounts payable, if any, under the New LTIP in accordance with the terms of the New LTIP.

Following the termination of his employment for any reason, Mr. O’Malley is also subject to a two-year non-competition covenant and a two-year non-solicitation covenant, provided, however, that in the event HFS does not renew the employment term and Mr. O’Malley’s employment is terminated after the end of the term, other than for cause or disability, under certain circumstances Mr. O’Malley will be subject to a one-year non-competition covenant and a one-year non-solicitation covenant.

Mr. O’Malley’s employment agreement supersedes all prior agreements relating to his employment with HFS and its affiliates including, without limitation, his prior employment agreement between him and John H. Harland Company, dated as of December 21, 2005 (as amended), provided, that his award under the John H. Harland Company 2007 Long Term Incentive Plan will continue to remain outstanding in accordance with the terms of that award in effect immediately prior to May 29, 2007.

Employment Agreement of Jeffrey Heggedahl

On May 29, 2007, we and Scantron entered into an employment agreement with Jeffrey Heggedahl under which Mr. Heggedahl will serve as president and chief executive officer of Scantron.

This employment agreement became effective as of May 2, 2007 and will continue until December 31, 2010, subject to earlier termination as described below. Under his employment agreement, Mr. Heggedahl receives an annual base salary of $500,000. He is entitled to receive annual bonuses based on the attainment of a certain percentage of consolidated EBITDA targets, provided, however, that as a result of the Acquisition, for fiscal year 2007, his bonus, if any, will be determined under John H. Harland Company’s existing senior management incentive plan for the period from January 1, 2007 through April 30, 2007 and under a new bonus plan to be established for Scantron for the remaining portion of fiscal year 2007 from and after May 1, 2007. Commencing in 2008, Mr. Heggedahl will participate in the New LTIP for which he will be eligible to receive a portion of the bonus pool attributed to Scantron. Mr. Heggedahl receives other standard officer benefits and will also receive reasonable and customary relocation benefits in connection with his move from his previous residence to California, in accordance with the John H. Harland Company relocation policy.

If the employment of Mr. Heggedahl is terminated for cause (as defined in the employment agreement), he will not be entitled to any further compensation. In the case of termination of the employment of Mr. Heggedahl by Scantron without cause (as defined in the employment agreement) or by Mr. Heggedahl for good reason (as defined in the employment agreement), Mr. Heggedahl will be entitled to receive:

•	An amount equal to two times his base salary payable in installments in accordance with the normal payroll practices of Scantron, provided, that in case Scantron does not renew the employment term and his employment is terminated after the end of the term, other than for cause or disability (as defined in the employment agreement), under certain circumstances he will receive an amount equal to his base salary;

•	Continued participation in applicable welfare benefit plans for 12 months after the termination;

•	Continued contribution by Scantron to the employer portion of employee premiums of welfare benefit plans for a period of 12 months after the termination, provided, that in case Scantron does not renew the employment term and his employment is terminated after the end of the term, other than for cause or disability (as defined in the employment agreement), under certain circumstances Scantron will pay half the employee premiums;

•	A pro rata annual bonus for the year in which termination occurred, if it would have otherwise been payable to him but for the termination of his employment;

•	Annual bonus for the year prior to the year in which termination occurred if at the time of termination he had earned an annual bonus payment for such prior year and it has not yet been paid due to such termination; and

•	Amounts payable, if any, under the New LTIP in accordance with the terms of the New LTIP.

Following the termination of his employment for any reason, Mr. Heggedahl is subject to a two-year non-competition covenant and a two-year non-solicitation covenant, provided, however, that in the event Scantron does not renew the employment term and Mr. Heggedahl’s employment is terminated after the end of the term, other than for cause or disability, under certain circumstances Mr. Heggedahl will be subject to a one-year non-competition covenant and a one-year non-solicitation covenant.

Mr. Heggedahl’s employment agreement supersedes all prior agreements relating to his employment with Scantron and its affiliates including, without limitation, his prior employment agreement between him and John H. Harland Company, dated as of November 18, 2005 (and amended as of December 19, 2006), except for the change in control termination payment pursuant to Section 3.2(d) of his prior employment agreement. Furthermore, Mr. Heggedahl’s award under the John H. Harland Company 2007 Long Term Incentive Plan will continue to remain outstanding in accordance with the terms of such award in effect immediately prior to May 29, 2007.

Historical Pre-Acquisition Compensation Disclosure

As noted above, subsequent to the Acquisition on May 1, 2007, we completed the Post-Acquisition Corporate Reorganization. See ‘‘Summary—Organizational Structure.’’ Set forth below are the material principles which guided Clarke American’s historical compensation prior to the Acquisition and which were in place as of the end of fiscal 2006. In connection with the Acquisition, these material principles are expected to be reevaluated by our board of directors, in consultation with M & F Worldwide, and in the future may differ from those set forth below.

In addition, set forth below are the tables and accompanying narrative descriptions for compensation of Clarke American’s named executive officers during fiscal 2006. As a result of the Post-Acquisition Corporate Reorganization, however, all of the individuals listed and identified in the compensation tables and descriptions below, except for Mr. Dawson, are no longer among the persons deemed to be our executive officers, although they continue to serve as employees and officers of Harland Clarke. We have presented the following information as of the end of fiscal 2006, but such information does not reflect, and we have not provided any additional disclosure regarding, these individuals’ post-Acquisition compensation arrangements. For a discussion of the compensation arrangements for our current executive officers, including a discussion of Mr. Dawson’s current employment agreement, see ‘‘—Executive Compensation’’ above. References to the ‘‘Company’’ or ‘‘company’’ or to ‘‘us’’, ‘‘our’’ or ‘‘we’’ in this section are to Clarke American Corp. prior to the completion of the Acquisition, and references to officers of the Company are to officers of Clarke American Corp. prior to the completion of the Acquisition.

Compensation Discussion and Analysis

Material Compensation Principles

The material principles underlying our executive compensation policies and decisions include: (1) evaluating the Chief Executive Officer’s performance in light of approved Company goals and determining the Chief Executive Officer’s compensation level based on such evaluation; (2) recommending for approval the compensation plans and incentive compensation plans for our executive officers other than the Chief Executive Officer; (3) establishing compensation-related performance objectives under the Executive Bonus Plan that support and reflect the Company’s strategic plan and goals; (4) ensuring that the compensation philosophy and structure is in line with and supports our business strategy and financial objectives; and (5) reviewing and approving recommendations on all significant aspects of our pay and benefit programs including, but not limited to, our bonus plans, merit budgets, employee benefit plans, and succession planning.

Compensation Objectives

The objectives of our compensation programs are to enable us to attract, retain, and motivate key talent critical to our long term success and to reinforce the relationship between pay and performance by linking a portion of compensation to our actual performance and making it subject to the achievement of financial goals. The compensation programs are designed to reward achievement of both short term and long term strategic business objectives and financial goals.

Compensation Elements

The elements of compensation include base pay, annual merit increases and promotion opportunities, annual executive bonus plan, long term incentive compensation plan, and other benefits and perquisites including club membership, car allowance, and cell phones. All compensation elements together are intended to compensate, retain, and motivate employees for work performed to achieve our short and long-term goals.

We evaluate the achievement of personal goals in support of our identified objectives, in part, to determine base pay and merit increases. Base pay and merit increase opportunities are determined through a performance management process which is used to evaluate the individual’s leadership competencies, achievement of personal goals in support of our objectives and the evaluation of position-critical skills.

Base pay provides a base level of monthly income that is not subject to any performance-related risk. Base salaries are set by evaluating median base pay from salary surveys of other similarly sized companies. We recently reviewed an analysis prepared by an external compensation consultant that included market comparisons of U.S. companies of comparable sizes within the printing, direct mail and telemarketing industries. The median of the market, along with the scope of the position and the experience of the executive are used to place the position into an executive pay grade. We paid the following base salaries to the following individuals, referred to as our ‘‘Named Executive Officers,’’ or ‘‘NEOs’’ in 2006:

•	the base salary paid to Charles T. Dawson (President and Chief Executive Officer) for 2006 was $587,500.

•	the base salary paid to Peter A. Fera, Jr. (Senior Vice President and Chief Financial Officer) for 2006 was $292,308.

•	the base salary paid to Alan Westfall (Executive Vice President and Chief Operating Officer) for 2006 was $317,885.

•	the base salary paid to J. Daniel Singleton (Senior Vice President Partnership Development) for 2006 was $271,154.

•	the base salary paid to Steven L. Reynolds (Senior Vice President and Chief Information Officer) for 2006 was $273,257.

The actual salaries reflected above for Messrs. Dawson, Westfall, Singleton and Reynolds were less than the annualized rate of pay set forth in each contract. Mr. Westfall assumed his current position in May 2006, including a pay increase. Mr. Singleton began employment with the Company on January 23, 2006.

Annual merit increases and promotion opportunities are determined through annual review of individual performance against goals, position-required skills, and leadership competencies. Mr. Dawson considered certain factors in the determination of merit increases for Mr. Fera, Mr. Westfall, Mr. Singleton and Mr. Reynolds each of whom report directly to the Chief Executive Officer: market salaries for similar positions and our overall performance as well as the individual performance of each. The only merit increase implemented during 2006 was for Mr. Reynolds raising his annual salary from $268,000 to $276,040 effective April 23, 2006.

Adjusted EBITDA targets are used in determining annual bonus payments and payments under the M & F Worldwide 2005 Long Term Incentive Plan, which we refer to as the ‘‘LTIP.’’ Adjusted EBITDA is a non-GAAP measure representing EBITDA (net income before interest income and expense, income taxes, depreciation and amortization) adjusted to reflect the impact of a number of items we do not consider indicative of our ongoing performance such as restructuring costs, certain non-operational items, stock-based compensation, group management fees, certain stand-alone costs, an earn-out related to our Alcott Routon acquisition, and other non-cash adjustments. We believe adjusted EBITDA is an accurate measure of our performance for the above described reasons and also because it excludes acquisition-related expenses.

The annual executive bonus plan is designed to focus the executive on achievement of profitability goals for the current year. The annual bonus plan is based on achievement of 90% to 145% of the annual adjusted EBITDA target. The amount of bonus opportunity is tied to a percentage of salary increasing incrementally as performance against goal increases incrementally. The resulting bonuses for each NEO, based on achievement of a pre-set adjusted EBITDA target, are as follows:

•	the bonus for Mr. Dawson for 2006 was $684,250.

•	the bonus for Mr. Fera for 2006 was $258,750.

•	the bonus for Mr. Westfall for 2006 was $301,875.

•	the bonus for Mr. Singleton for 2006 was $258,750.

•	the bonus for Mr. Reynolds for 2006 was $180,350.

The LTIP is designed to focus the executive on achievement of the long-term profitability goals. The LTIP is cash-based with a three-year performance cycle. An LTIP bonus pool is equal to our adjusted EBITDA actually achieved in excess of the target adjusted EBITDA times 20%. The participating executives’ ultimate payout at the end of the third year will be based on the three-year overall performance. The Board of Directors of M & F Worldwide determines individual participation in the LTIP. The amount an individual executive shares in the bonus pool is set forth in the individual’s LTIP award agreement. The LTIP payments can decrease materially if our adjusted EBITDA targets are not achieved as set forth in the plan documents. While we expect the targets to be met, we are not certain we will achieve in excess of those targets. Mr. Reynolds does not participate in the LTIP. The LTIP is contemplated to be terminated at the end of 2007, to be replaced by the New LTIP.

Other benefits and perquisites are offered in order to provide a competitive total compensation and benefits package. Executive officers participate in other benefit plans generally available to all employees on the same terms as similarly situated employees such as group medical insurance and participation in and matching through our sponsored 401(k) plan. Executive officers also receive benefits available to other officers such as a monthly car allowance, life insurance, annual physicals and a cell phone. Some executive officers are also provided private country club membership. The Chief Executive Officer is provided a leased company car rather than a car allowance and is permitted to travel first class. Both the Chief Executive Officer and the Chief Operating Officer also are allowed reimbursements for gas mileage.

Compensation in the form of bonus opportunity or compensation in the form of base pay, merit increases and promotion opportunities can increase or decrease materially in the event of a change in scope of position responsibilities, in light of performance, and in response to market compensation rates.

Payments in connection with termination without cause are in the form of severance and are set forth in an individual’s employment agreement.

Severance payments are generally provided as part of the compensation package, in line with market practices. We believe severance payment opportunities encourage NEOs to continue to perform in our best interests.

Tax treatments of annual bonuses and the LTIP impact the timing of payout to the executive. Payments may be delayed in order to avoid accelerated or additional tax under Section 409A of the Internal Revenue Code. Also, the executive annual bonus plan and LTIP were created to require either or both shareholder and M & F Worldwide compensation committee approvals in order to qualify under the I.R.C. as ‘‘performance-based compensation.’’

Role Of Executive Officers In Compensation Process

The Chief Executive Officer recommends business performance targets and objectives to M & F Worldwide, evaluates the performance, and recommends compensation for executive officers other than the Chief Executive Officer.

The compensation policies and decisions for all executive officers are evaluated by us, in consultation with M & F Worldwide. Targets are set consistent with annual budgets presented to and approved by M & F Worldwide. We are confident we will achieve our targets if our management team satisfies individual and collective performance objectives.

Summary Compensation Table for Fiscal Year 2006

Set forth below is a summary compensation table for our NEOs as of December 31, 2006:

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($) (a)	All Other Compensation ($) (b)	Total ($)
Charles T. Dawson President & CEO	2006	587,500	1,002,750	63,520	1,653,770
Peter A. Fera, Jr. SVP & CFO	2006	292,308	322,450	142,000	756,758
Alan Westfall EVP & COO	2006	317,885	435,645	47,537	801,067
J. Daniel Singleton SVP Partnership Development	2006	271,154	335,190	16,840	623,184
Steven L. Reynolds SVP & CIO	2006	273,257	180,350	27,261	480,868

(a)	The compensation listed in this column consists of (i) the amounts paid under the annual Executive Bonus Plan for performance in 2006 in the following amounts: Dawson $684,250, Fera $258,750, Westfall $301,875, Singleton $258,750, and Reynolds $180,350; (ii) amounts earned but not yet paid under the LTIP in the following amounts which are estimates based on 2006 performance only: Dawson $318,500, Fera $63,700, Westfall $133,770, and Singleton $76,440.
(b)	The compensation listed in this column consists of (i) car allowance or the value of the personal use of the leased vehicle and employer provided gas in the following amounts: Dawson $15,843, Fera $5,940, Westfall $8,340, Singleton $5,445, and Reynolds $5,940; (ii) $119,447 in housing reimbursement and relocation for Fera, which includes the tax gross-up on the taxable portion of the reimbursement ($41,546 net taxable portion grossed up to $58,079); (iii) country club fees in the following amounts: Dawson $3,880, Fera $1,993, Westfall $6,305, Reynolds $3,585; (iv) term life insurance premiums in the following amounts: Dawson $2,162, Fera $572, Westfall $1,385, Singleton $549, and Reynolds $599; (v) employer contributions to the 401(k) plan and a supplemental non-qualified excess benefit plan in the following amounts: Dawson $33,783, Fera $14,048, Westfall $19,483, Singleton $10,846, and Reynolds $17,137; and (vi) other compensation for Dawson in the amount of $7,852 for the tax gross-up on the personal use of company vehicle, and other compensation for Westfall in the amount of $12,024 which includes gas reimbursements in the amount $1,447 and a $10,577 payout for earned but unused vacation after transferring from Checks In The Mail, Inc. to Clarke American Checks, Inc.

Each of Mr. Dawson and Mr. Westfall has an employment contract for a term of three years. Each of Mr. Fera and Mr. Singleton has an employment contract for a term of two years. Mr. Reynolds did not have an employment contract for a term of years, but rather was employed at-will. An offer letter outlined the elements of Mr. Reynolds’ compensation and benefits.

The elements of NEO compensation are based upon the applicable employment contract (or offer letter), LTIP agreement, Company policy or application of past practice. The salary for Messrs. Dawson, Fera, Westfall and Singleton are set under the terms of their respective employment contracts. Mr. Reynolds’ salary was based upon an original offer letter and a subsequent merit increase provided pursuant to Company policy governing such increases. Messrs. Dawson, Fera, Westfall and Singleton each have LTIP agreements. Mr. Reynolds did not have an LTIP agreement. Bonus Plans for each of Messrs. Dawson, Fera, Westfall and Singleton are outlined within their respective employment contracts and LTIP Agreements. Mr. Reynolds’ Bonus Plan was contained within his offer letter. Participation in the 401(k) and the Benefits Equalization Plan are pursuant to the plan documents. All other compensation is provided pursuant to Company policy or practice according to their respective positions.

Nonqualified Deferred Compensation Table for Fiscal Year 2006

Set forth below is a nonqualified deferred compensation table for our NEOs as of December 31, 2006:

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY($) (1)	Aggregate Earnings in Last FY ($) (2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($) (3)
Charles T. Dawson	—	24,983	4,889	—	100,777
Peter A. Fera, Jr.	—	5,248	107	—	5,355
Alan Westfall	—	10,683	3,945	—	79,234
J. Daniel Singleton	—	2,046	28	—	2,074
Steven L. Reynolds	—	8,337	1,432	—	30,910

(1)	The amounts reported are included as part of ‘‘All Other Compensation’’ in the Summary Compensation Table.
(2)	The amounts reported are not included in the Summary Compensation Table.
(3)	Total balance of the executive’s account as of the end of our last fiscal year. Company contributions to the Benefits Equalization Plan reported in the Summary Compensation Table for the prior year are as follows: Dawson—$34,715; Westfall—$19,539; Reynolds-$18,354.

Material Features of the Deferred Compensation Plan

The Deferred Compensation Plan is a non-elective, nonqualified deferred compensation plan known as the Benefits Equalization Plan, or BEP. Its primary purpose is to serve as a supplemental benefit program for employees whose Company contributions to the 401(k) plan are limited due to IRS annual qualified plan compensation limits. In 2006, the qualified plan compensation limit was $220,000. Select members of management whose eligible earnings are greater than the IRS qualified plan compensation limit are automatically eligible for this benefit.

Employees may not defer income into this plan. Once the employee’s eligible compensation reaches the qualified plan (401(k) plan) compensation limit, the 401(k) Company match (4% match on eligible earnings) is no longer deposited into the qualified plan but instead, is credited to the employee’s BEP account.

The BEP is an unfunded deferred compensation plan. Interest is credited to each participant’s account based upon the 10-Year U.S. Treasury Bond yield as in effect on the first business day of the plan year rounded to the next higher one-half percent, plus one percent. For plan year 2006, the rate is determined as follows:

10-Year U.S. Treasury Bond yield for 1/3/2006	4.37%
Rounded to the next higher 0.5%	4.5%
Add 1.00%	5.5%

This methodology of applying interest is based on the language outlined in the BEP. Interest rates are provided annually by an outside compensation consultant.

Distributions are allowed only at termination, retirement, death, or disability and are to be paid within 90 days of such a qualifying event.

Potential Payments upon Termination or Change-in-Control

If the employment of Mr. Dawson is terminated for cause, he will not be entitled to any further compensation. In the case of termination of the employment of Mr. Dawson without cause, Mr. Dawson will be entitled to receive:

•	continued payment of his base salary for a period of two years after the termination;

•	continued participation in applicable welfare benefit plans for 12 months after the termination;

•	continued contribution to the employer portion of employee premiums of welfare benefit plans for a period of 12 months after termination; and

•	a pro rata annual bonus for the year in which termination occurred, if it would have otherwise been payable to him but for the termination of his employment.

If the employment of Mr. Westfall is terminated for cause, he will not be entitled to any further compensation. In the case of termination of the employment of Mr. Westfall without cause, Mr. Westfall will be entitled to receive:

•	continued payment of his base salary for a period of one year after the termination;

•	continued participation in applicable welfare benefit plans for 12 months after the termination;

•	continued contribution to the employer portion of employee premiums of welfare benefit plans for a period of 12 months after termination; and

•	a pro rata annual bonus for the year in which termination occurred, if it would have otherwise been payable to him but for the termination of his employment.

If Mr. Westfall retires on or after May 22, 2009, and is the Executive Vice President and Chief Operating Officer immediately prior to such retirement, he will be entitled to one year of base salary continuation, continuation for 12 months of group health plan benefits at the cost of the regular premium for such benefits shared in the same relative proportion as in effect on the date of termination and a pro rata annual bonus. Retirement benefits are in lieu of other benefits otherwise provided for under Mr. Westfall’s employment contract.

If the employment of Mr. Fera is terminated for cause, he will not be entitled to any further compensation. In the case of termination of the employment of Mr. Fera without cause, Mr. Fera will be entitled to receive:

•	continued payment of his base salary for a period of 18 months after the termination;

•	continued participation in applicable welfare benefit plans for 12 months after the termination;

•	continued contribution to the employer portion of employee premiums of welfare benefit plans for a period of 12 months after termination; and

•	a pro rata annual bonus for the year in which termination occurred, if it would have otherwise been payable to him but for the termination of his employment.

If the employment of Mr. Singleton is terminated for cause, he will not be entitled to any further compensation. In the case of termination of the employment of Mr. Singleton without cause, Mr. Singleton will be entitled to receive:

•	continued payment of his base salary for a period of 18 months after the termination;

•	continued participation in applicable welfare benefit plans for 12 months after the termination;

•	continued contribution to the employer portion of employee premiums of welfare benefit plans for a period of 12 months after termination; and

•	a pro rata annual bonus for the year in which termination occurred, if it would have otherwise been payable to him but for the termination of his employment.

If the employment of Mr. Reynolds is terminated for cause or if he should resign voluntarily, he will not be entitled to any further compensation. In the case of termination of the employment of Mr. Reynolds without cause, Mr. Reynolds will be entitled to receive:

•	severance equal to 12 months of his base salary;

•	continued participation in applicable welfare benefit plans for 6 months after the termination;

•	continued contribution to the employer portion of employee premiums of welfare benefit plans for a period of 6 months after termination; and

•	reimbursement up to $10,000 for outplacement expenses.

LTIP payments are forfeited upon the termination of each executive’s employment, other than due to death or disability, prior to December 31, 2008. If the executive dies or is terminated due to disability prior to December 31, 2008, he shall receive a pro rata payment at the time LTIP payments are otherwise paid. In the event of a change of control (as defined in the award agreement) prior to December 31, 2008, the Compensation Committee of M & F Worldwide has the discretion to award a LTIP payment with respect to the period of time that has elapsed during the award term prior to the change of control.

Each executive is bound by a one-year or a two-year non-competition covenant (depending on the executive) as well as a two-year non-solicitation covenant. Breach of either the non-competition or the non-solicitation covenants will result in a cessation of payment of salary continuation and premium rates under the group health benefits.

Termination And Change In Control Payments

Set forth below is a table of payments we would have made in connection with a change in control or a termination of employment of each of our NEOs as of December 31, 2006:

Name & Principal Position	Separation Pay (1) ($)	LTIP Accelerated Payment (2) ($)	Vacation (3) ($)	Health Welfare Plan (4) ($)	Executive Annual Bonus Plan (5) ($)	Outplacement Assistance (6) ($)	Deferred Compensation Plan Balance (7) ($)	Total ($)
Charles T. Dawson President & CEO	1,190,000	318,500	11,077	5,795	684,250	30,000	100,777	2,340,399
Peter A. Fera, Jr. SVP & CFO	450,000	63,700	n/a	7,714	258,750	30,000	5,355	815,519
Alan Westfall EVP & COO	350,000	133,770	31,731	6,752	274,175	30,000	79,234	905,662
J. Daniel Singleton SVP Partnership Development	450,000	76,440	n/a	7,714	258,750	30,000	2,074	824,978
Steven L. Reynolds SVP & CIO	276,040	n/a	n/a	3,857	n/a	10,000	30,910	320,807

(1)	For Dawson, Fera, Westfall, and Singleton, in the case of the termination of the executive without cause (as defined in each employment agreement), the executive will be entitled to receive continued payment of base salary for the following periods: a period of 24 months in the case of Dawson, 18 months in the case of Singleton and Fera, and 12 months in the case of Westfall and Reynolds.
(2)	Although LTIP payments are generally forfeited upon the termination of the executive’s employment, in the case of death or disability prior to December 31, 2008, the executive shall receive a pro rata payment at the time LTIP payments are otherwise paid. The amounts listed assume death or disability at December 31, 2006 for purposes of calculating the entitlement. If a change of control occurs prior to December 31, 2008 the Compensation Committee of M & F Worldwide has the discretion to award a LTIP payment with respect to the period of time that has elapsed during the award term prior to the change of control. The LTIP is contemplated to be terminated at the end of 2007, to be replaced by the New LTIP.
(3)	Upon termination, the executive is entitled to his earned and unused vacation for the current year; however, unused vacation is forfeited as of each December 31. Dawson and Westfall are also entitled to their balance of frozen vacation of $11,077 and $31,731, respectively.
(4)	For Dawson, Fera, Westfall, and Singleton, upon termination of the executive for other than cause (as defined in individual employment agreements), he is entitled to continued participation in applicable welfare benefit plans for 12 months after the termination and continued contribution by the Company to the employer portion of the employee premiums of welfare benefit plans for 12 months after the termination. For Reynolds, upon termination of the executive for reason other than cause, he is entitled to continued participation in applicable welfare benefit plans for 6 months after the termination and continued contribution by the Company to the employer portion of the employee premiums of welfare benefit plans for 6 months after the termination. (Note: Employer portion reflects employer cost for 2006 based on the employee’s enrollment in Dental, Medical, and Vision plans as of December 31, 2006.)
(5)	For Dawson, Fera, Westfall, and Singleton, in the case of the termination of the executive by the Company without cause (as defined in the employee’s Employment Agreement) the executive shall receive a prorated Annual Bonus for the year in which the termination occurred if the executive would have been eligible to receive such bonus hereunder (including due to satisfaction of the Company of performance milestones) had the executive been employed at the time such Annual Bonus is normally paid.
(6)	For Dawson, Fera, Westfall, and Singleton, standard outplacement assistance for the key executive level of up to $30,000, and up to $10,000 for Reynolds, would be paid to a mutually agreed provider of outplacement services for a 12-month outplacement program.
(7)	Upon termination, retirement, death, or disability, the executive’s total balance in their BEP is to be paid within 90 days. These amounts reflect the executive’s account balance as of December 31, 2006.

Directors Compensation Table

Set forth below is a directors compensation table for our directors as of December 31, 2006:

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Howard Gittis	—	—	—	—	—	—	—
Barry F. Schwartz	—	—	—	—	—	—	—
Paul G. Savas	—	—	—	—	—	—	—
Charles T. Dawson	—	—	—	—	—	—	—

 Certain Relationships and Related Transactions

Allied Security

Allied Security Holdings LLC, an affiliate of MacAndrews & Forbes Holdings Inc., provided contract security officer services to Clarke American. We made aggregate payments to Allied Security for such services of approximately $0.3 million in 2005 and $0.1 million in 2006, which we believe are competitive with industry rates for similarly situated security firms and as favorable as terms that could have been obtained from an unrelated party in an arm’s length transaction.

Insurance

We participate in MacAndrews & Forbes Holdings Inc.’s directors’ and officers’ insurance program, which covers M & F Worldwide as well as MacAndrews & Forbes Holdings Inc. and certain of its other affiliates. The limits of coverage are available on aggregate losses to any or all of the participating companies and their respective directors and officers. We bear an allocation of the premiums for such coverage, which we believe is more favorable than the premiums we could secure under stand alone coverage. We have not yet made any payment to M & F Worldwide or MacAndrews & Forbes Holdings, Inc. in respect of such insurance coverage.

Management Services Agreement

Our President and Chief Executive Officer, Barry F. Schwartz, and our Executive Vice President and Chief Financial Officer, Paul G. Savas, are not currently paid by us for their services in their respective roles.

During 2006, 2005, and 2004, three executive officers of M & F Worldwide, including Messrs. Schwartz and Savas, were executives of MacAndrews & Forbes. M & F Worldwide did not compensate such executive officers, but, in 2006, 2005 and 2004, M & F Worldwide paid to MacAndrews & Forbes $3.25 million, $1.5 million and $1.5 million, respectively, for the value of the services provided by such officers to M & F Worldwide pursuant to a management services agreement and charged that amount to selling, general, and administrative expense. On May 24, 2006, M & F Worldwide and MacAndrews & Forbes entered into the Amended Management Services Agreement to reflect the increased scope of the management services provided by MacAndrews & Forbes to M & F Worldwide and the increased size of M & F Worldwide after the acquisition of Clarke American. Under the Amended Management Services Agreement, M & F Worldwide pays to MacAndrews & Forbes an annual fee of $5.0 million paid quarterly, beginning with the third quarter of 2006.

The Amended Management Services Agreement will terminate on December 31, 2008, subject to automatic one-year renewal periods unless either party gives the other party written notice at least 90 days prior to the end of the initial term or a subsequent renewal period. The Amended Management Services Agreement will also terminate in the event that MacAndrews & Forbes Inc. or its affiliates no longer in the aggregate retain beneficial ownership of 10% or more of the outstanding common stock of M & F Worldwide. The Amended Management Services Agreement also contains customary indemnities covering MacAndrews & Forbes Inc. and its affiliates and personnel.

Tax Sharing Agreement

We, M & F Worldwide and another subsidiary of M & F Worldwide entered into a tax sharing agreement in 2005 whereby M & F Worldwide files consolidated federal income tax returns on our and our affiliated subsidiaries’ behalf, as well as on behalf of certain other subsidiaries of M & F Worldwide. Under the tax sharing agreement, we make periodic payments to M & F Worldwide. These payments are based on the applicable federal income tax liability that we and our affiliated subsidiaries would have had for each taxable period if we had not been included in the M & F Worldwide consolidated group. Similar provisions apply with respect to any foreign, state or local income or franchise tax returns filed by any M & F Worldwide consolidated, combined or unitary group for each year that we or any of our subsidiaries are included in any such group for foreign, state or local tax purposes. During 2006, we made payments totaling $19.3 million to M & F Worldwide under the tax sharing agreement.

To the extent that we have losses for tax purposes, the tax sharing agreement permits us to carry those losses back to periods beginning on or after December 15, 2005 and forward for so long as we are included in the affiliated group of which M & F Worldwide is the common parent (in both cases, subject to federal, state and local rules on limitation and expiration of net operating losses) to reduce the amount of the payments we otherwise would be required to make to M & F Worldwide in years in which it has current income for tax purposes. If the loss is carried back to the previous period, M & F Worldwide shall pay us an amount equal to the decrease of the taxes we would have benefited as a result of the carry back.

Predecessors

During 2004 and 2005, we had long-term debt payable to our relevant predecessor parents as well as notes receivable from its predecessor parents and other related parties. Substantially all of the cash used in and provided by financing activities during 2004 and 2005 was also associated with related party financing activities. We incurred interest expense of $3.5 million, $5.7 million and $19.4 million during the periods April 1 to December 14, 2005, January 1 to March 31, 2005 and the year ended December 31, 2004, respectively. We earned interest income of $1.1 million, $0.1 million and $0.3 million during the periods April 1 to December 14, 2005, January 1 to March 31, 2005 and the year ended December 31, 2004, respectively. All of the related party notes were retired as of the completion of the acquisition of Clarke American by M & F Worldwide on December 15, 2005.

Related Party Transactions Policy

As a wholly owned subsidiary of M & F Worldwide, we are subject to M & F Worldwide’s Code of Business Conduct and Ethics, which covers transactions and other activities by employees of M & F Worldwide and its subsidiaries (including our directors and officers) that give rise to conflicts of interest. The conflicts of interest policy in the Code limits or prohibits, among other things, transactions between the employee and M & F Worldwide and transactions by the employee with (and employment with or substantial investments in) an enterprise that is a present or potential supplier, client or competitor, or that engages or may engage in any other business with, M & F Worldwide. In addition, the policy also prohibits employees from appropriating for personal benefit business opportunities that should be first offered to M & F Worldwide. The Code also limits similar transactions by family members of employees. Any waivers of the Code must be approved by either the Board of Directors or the Audit Committee of M & F Worldwide. As a Delaware corporation, we are also subject to Delaware’s requirement for disinterested director or shareholder approval of transactions by us with our directors and officers, as set forth in Section 144 of the Delaware General Corporation Law.

The transactions reported above that occurred during our last completed fiscal year were not subject to the Code because they were not transactions involving conflicts of interest covered by the Code. All of the reported transactions were approved by our Board of Directors.

 Principal Stockholders

M & F Worldwide beneficially owns all the outstanding shares of our common stock. None of our executive officers or directors beneficially owns any of our common stock. The following table sets forth the total number and percentage of the outstanding shares of M & F Worldwide’s common stock beneficially owned by (1) each of our named executive officers for 2006 and each of our current directors individually, (2) all of our executive officers and directors as a group and (3) each person known to us to be the beneficial owner of more than 5% of M & F Worldwide’s outstanding common stock beneficially owned as of May 31, 2007. M & F Worldwide’s common stock is M & F Worldwide’s only outstanding voting stock. ‘‘Ownership’’ for this purpose is ‘‘beneficial ownership’’ as determined under the rules of the SEC, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, a person beneficially owns a share if the person has sole or shared voting power or investment power with respect to the share or the person has the right to acquire the share within 60 days through the exercise of any option, warrant or right, through conversion of any security or under the automatic termination of any power of attorney or revocation of trust, discretionary account or similar arrangement.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Outstanding Shares
MFW Holdings One LLC	7,248,000	(1)	34.0%
MFW Holdings Two LLC	750,000	(1)	3.5%
Ronald O. Perelman	200,000	(1)		*
Dimensional Fund Advisors LP	1,695,744	(2)	7.9%
Bay Harbour Management, L.C	1,370,612	(3)	6.4%
Howard Gittis.	196,000			*
Barry F. Schwartz.	5,000			*
Paul G. Savas	—		—
Charles T. Dawson	—		—
Peter A. Fera, Jr.	—		—
Alan R. Westfall	—		—
J. Daniel Singleton	—		—
Steven L. Reynolds	—		—
Jeffrey D. Heggedahl	—		—
John E. O’Malley	—		—
All executive officers and directors of Harland Clarke Holdings Corp., as a group (6 persons)	201,000			*

*	Does not exceed 1%.
(1)	All of such shares of common stock are beneficially owned by Ronald O. Perelman. MFW Holdings One LLC and MFW Holdings Two LLC are wholly owned subsidiaries of MacAndrews & Forbes Holdings Inc., of which Mr. Perelman owns 100%. In addition, MacAndrews & Forbes Holdings Inc. may be deemed to share beneficial ownership of the 7,248,000 shares of common stock beneficially owned by MFW Holdings One LLC, the 750,000 shares of common stock beneficially owned by MFW Holdings Two LLC and the 200,000 shares of common stock held directly by Mr. Perelman which were issued to Mr. Perelman on May 30, 2007 (an aggregate of 8,198,000 shares of common stock, representing approximately 38.4% of the common stock outstanding or deemed outstanding under the rules of the SEC), by virtue of MacAndrews & Forbes Holdings Inc.’s ownership of 100% of the common stock of MFW Holdings One LLC and MFW Holdings Two LLC and Mr. Perelman’s 100% ownership of MacAndrews & Forbes Holdings Inc.’s common stock. The 200,000 shares of restricted stock issued to Mr. Perelman on May 30, 2007 vest in equal installments on each of the first three anniversaries of the issuance date. The shares so owned and shares of intermediate holding companies are, or may from time to time be, pledged to secure obligations of MacAndrews & Forbes Holdings Inc. or its affiliates. Beneficial ownership is based on a Form 4 filed by Ronald O. Perelman, MacAndrews & Forbes Holdings Inc., MFW Holdings One LLC and MFW Holdings Two LLC on May 31, 2007 and information provided by M & F Worldwide. The principal address of Mr. Perelman, MFW Holdings One LLC and MFW Holdings Two LLC is 35 East 62nd Street, New York, New York, 10021.
(2)	Beneficial ownership is based on a statement on Schedule 13G/A filed by Dimensional Fund Advisors LP on February 9, 2007. The principal address of Dimensional Fund Advisors LP is 1299 Ocean Avenue, 11th Floor, Santa Monica, California, 90401.
(3)	Beneficial ownership is based on a statement on Schedule 13D/A filed by Bay Harbour Management, L.C. on March 8, 2007. The principal address of Bay Harbour Management, L.C. is 885 Third Avenue, 34th Floor, New York, New York, 10022.

 Description of Other Indebtedness

Senior Secured Credit Facilities

On April 4, 2007, Clarke American Corp. entered into a credit agreement among Clarke American Corp., as borrower, the financial institutions party thereto, as the lenders, and Credit Suisse as agent, and certain subsidiaries of Clarke American Corp. from time to time party thereto, as subsidiary co-borrowers. In connection with the Acquisition, borrowings under the credit agreement were made to fund a portion of the purchase price for Harland in the Acquisition, to repay debt under Clarke American’s and Harland’s credit facilities, to prepay Clarke American’s outstanding 2013 notes and to pay fees and expenses. See ‘‘Use of Proceeds.’’

Structure.    The credit agreement provides for the following senior secured credit facilities:

•	a revolving credit facility in an amount of up to $100.0 million with a term of six years; and

•	a $1,800.0 million term loan with a term of seven years.

In addition, up to $60.0 million of the revolving credit facility is available for the issuance of letters of credit and up to $30.0 million of the revolving credit facility is available as short-term swing line loans.

Interest and Fees.    Loans under our senior secured credit facilities bear, at our option, interest at:

•	a rate per annum equal to the higher of (a) the prime rate of Credit Suisse and (b) the Federal Funds rate plus 0.50%, in each case plus an applicable margin of 1.50% per annum for revolving loans and for term loans; or

•	a rate per annum equal to a reserve-adjusted LIBOR rate, plus an applicable margin of 2.50% per annum for revolving loans and for term loans.

In addition, we pay certain fees in connection with our senior secured credit facilities, including, revolving credit commitment fees, administrative fees, an arrangement fee and letter of credit fees. Interest rate margins and commitment fees under the revolving credit facility are subject to reduction in increments based upon our achieving certain consolidated leverage ratios.

Incremental Facilities.    So long as certain conditions are met, we are permitted to add additional revolving credit or term loan facilities in an aggregate principal amount of up to $250.0 million.

Guarantors and Co-Borrowers.    We and each of our existing and future domestic subsidiaries, other than unrestricted subsidiaries and certain immaterial subsidiaries, are guarantors and certain domestic subsidiaries are co-borrowers under our senior secured credit facilities. In addition, our direct parent, CA Acquisition Holdings, Inc., also serves as a guarantor under our senior secured credit facilities.

Security.    Our senior secured credit facilities are secured by a perfected first priority security interest in substantially all of our and each of the co-borrowers’ and the guarantors’ tangible and intangible assets and equity interests (other than voting stock in excess of 65.0% of the outstanding voting stock of each direct foreign subsidiary and certain other excluded property).

Amortization.    Our term loan facility must be repaid in equal quarterly installments commencing on September 28, 2007, in aggregate annual amounts equal to 1% of the original principal amount of our new term loan facility. The balance of our term loan facility will mature on June 30, 2014.

Optional Prepayments and Commitment Reductions.    We have the right to prepay loans under our senior secured credit facilities at any time without premium or penalty, subject to reimbursement of the lenders’ redeployment costs in the case of a prepayment of adjusted LIBOR borrowings other than on the last day of the relevant interest period. We may also reduce any unutilized portion of our senior secured credit facilities at any time, in minimum principal amounts set forth in the credit agreement. Each optional prepayment of our term loan facility will be applied to the remaining amortization payments under our term loan facility as directed by us.

Mandatory Prepayments and Commitment Reductions.    We are required to prepay our term loan facility with:

•	50% of excess cash flow (as defined in the credit agreement, commencing with the fiscal year 2008, with certain reductions set forth in the credit agreement, based on achievement and maintenance of leverage ratios); and

•	100% of the net proceeds of any issuances, offerings or placements of debt obligations of Harland Clarke Holdings Corp., CA Acquisition Holdings or any of its subsidiaries after the closing date of the Acquisition (other than permitted debt).

Each such prepayment will be applied first to the next eight unpaid quarterly amortization installments on the term loans and second to the remaining amortization installments on the term loans on a pro rata basis.

Change of Control and Asset Sale Prepayment Offers.    If a change of control (as defined in the credit agreement) occurs, we will be required to make an offer to prepay all outstanding term loans under the credit agreement at 101% of the outstanding principal amount thereof plus accrued and unpaid interest, and lenders holding a majority of the revolving credit commitments may elect to terminate the revolving credit commitments in full. We are also required to offer to prepay outstanding term loans at 100% of the principal amount to be prepaid, plus accrued and unpaid interest, with the proceeds of certain asset sales under certain circumstances.

Certain Covenants and Events of Default.    The credit agreement for our senior secured credit facilities contains a number of covenants that restrict, subject to certain exceptions, our ability to:

•	incur additional indebtedness, issue preferred stock and provide guarantees of indebtedness;

•	create liens on assets;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends, make distributions or repurchase our capital stock;

•	make investments, loans and advances;

•	prepay subordinated indebtedness;

•	engage in certain transactions with affiliates;

•	create restrictions on the payment of dividends, making loans and advances or other transfers of assets to Harland Clarke Holdings Corp. and its restricted subsidiaries;

•	enter into sale and lease-back transactions;

•	amend agreements governing certain indebtedness;

•	materially change our lines of business; and

•	permit CA Acquisition Holdings, Inc. to engage in any business other than owning the equity of Harland Clarke Holdings Corp. and certain related activities.

Our credit agreement also requires us to maintain a maximum consolidated leverage ratio for the benefit of the lenders under our revolving credit facility only.

The credit agreement also contains certain customary affirmative covenants and events of default. Such events of default include, but are not limited to: non-payment of amounts when due; violation of covenants; material inaccuracy of representations and warranties; cross default and cross acceleration with respect to other material debt; bankruptcy and other insolvency events; certain ERISA events; invalidity of guarantees or security documents; and material judgments. Some of these events of default allow for grace periods.

 The Exchange Offer

Terms of the Exchange Offer

We are offering to exchange $305,000,000 aggregate principal amount of our exchange floating rate notes for a like aggregate principal amount at maturity of our initial floating rate notes and $310,000,000 aggregate principal amount of our exchange fixed rate notes for a like aggregate principal amount at maturity of our initial fixed rate notes.

The exchange notes that we propose to issue in this exchange offer will be substantially identical to our initial notes except that, unlike our initial notes, the exchange notes will have no transfer restrictions or registration rights. You should read the description of the exchange notes in the section in this prospectus entitled ‘‘Description of the Notes.’’

We reserve the right in our sole discretion to purchase or make offers for any initial notes that remain outstanding following the expiration or termination of this exchange offer and, to the extent permitted by applicable law, to purchase initial notes in the open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise. The terms and prices of these purchases or offers could differ significantly from the terms of this exchange offer.

Expiration Date; Extensions; Amendments; Termination

This exchange offer will expire at 5:00 p.m., New York City time, on                 , 2007, unless we extend it in our reasonable discretion. The expiration date of this exchange offer will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Securities Exchange Act of 1934.

We expressly reserve the right to delay acceptance of any initial notes, extend or terminate this exchange offer and not accept any initial notes that we have not previously accepted if any of the conditions described below under ‘‘—Conditions to the Exchange Offer’’ have not been satisfied or waived by us. We will notify the exchange agent of any extension by oral notice promptly confirmed in writing or by written notice. We will also notify the holders of the initial notes by a press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless applicable laws require us to do otherwise.

We also expressly reserve the right to amend the terms of this exchange offer in any manner. If we make any material change, we will promptly disclose this change in a manner reasonably calculated to inform the holders of our initial notes of the change including providing public announcement or giving oral or written notice to these holders. A material change in the terms of this exchange offer could include a change in the timing of the exchange offer, a change in the exchange agent and other similar changes in the terms of this exchange offer. If we make any material change to this exchange offer, we will disclose this change by means of a post-effective amendment to the registration statement which includes this prospectus and will distribute an amended or supplemented prospectus to each registered holder of initial notes. In addition, we will extend this exchange offer for an additional five to ten business days as required by the Exchange Act, depending on the significance of the amendment, if the exchange offer would otherwise expire during that period. We will promptly notify the exchange agent by oral notice, promptly confirmed in writing, or written notice of any delay in acceptance, extension, termination or amendment of this exchange offer.

Procedures for Tendering Initial Notes

Proper Execution and Delivery of Letters of Transmittal

To tender your initial notes in this exchange offer, you must use one of the three alternative procedures described below:

(1)	Book-entry delivery procedure: Send a timely confirmation of a book-entry transfer of your initial notes, if this procedure is available, into the exchange agent’s account at The Depository Trust Company in accordance with the procedures for book-entry transfer described under ‘‘—Book-Entry Delivery Procedure’’ below, on or before 5:00 p.m., New York City time, on the expiration date.

(2)	Regular delivery procedure: Complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal. Have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal. Mail or otherwise deliver the letter of transmittal or the facsimile together with the certificates representing the initial notes being tendered and any other required documents to the exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

(3)	Guaranteed delivery procedure: If time will not permit you to complete your tender by using the procedures described in (1) or (2) above before the expiration date and this procedure is available, comply with the guaranteed delivery procedures described under ‘‘—Guaranteed Delivery Procedure’’ below.

The method of delivery of the initial notes, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose the mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send any letters of transmittal or initial notes to us. You must deliver all documents to the exchange agent at its address provided below. You may also request your broker, dealer, commercial bank, trust company or nominee to tender your initial notes on your behalf.

Only a holder of initial notes may tender initial notes in this exchange offer. A holder is any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

If you are the beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you must contact that registered holder promptly and instruct that registered holder to tender your notes on your behalf. If you wish to tender your initial notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your initial notes, either make appropriate arrangements to register the ownership of these notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

You must have any signatures on a letter of transmittal or a notice of withdrawal guaranteed by:

(1)	a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.,

(2)	a commercial bank or trust company having an office or correspondent in the United States, or

(3)	an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the initial notes are tendered:

(1)	by a registered holder or by a participant in The Depository Trust Company whose name appears on a security position listing as the owner, who has not completed the box entitled ‘‘Special Issuance Instructions’’ or ‘‘Special Delivery Instructions’’ on the letter of transmittal and only if the exchange notes are being issued directly to this registered holder or deposited into this participant’s account at The Depository Trust Company, or

(2)	for the account of a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934.

If the letter of transmittal or any bond powers are signed by:

(1)	the recordholder(s) of the initial notes tendered: the signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever.

(2)	a participant in The Depository Trust Company: the signature must correspond with the name as it appears on the security position listing as the holder of the initial notes.

(3)	a person other than the registered holder of any initial notes: these initial notes must be endorsed or accompanied by bond powers and a proxy that authorize this person to tender the initial notes on behalf of the registered holder, in satisfactory form to us as determined in our sole discretion, in each case, as the name of the registered holder or holders appears on the initial notes.

(4)	trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity: these persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must also be submitted with the letter of transmittal.

To tender your initial notes in this exchange offer, you must make the following representations:

(1)	you are authorized to tender, sell, assign and transfer the initial notes tendered and to acquire exchange notes issuable upon the exchange of such tendered initial notes, and that we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by us,

(2)	any exchange notes acquired by you pursuant to the exchange offer are being acquired in the ordinary course of business, whether or not you are the holder,

(3)	you or any other person who receives exchange notes, whether or not such person is the holder of the exchange notes, has an arrangement or understanding with any person to participate in a distribution of such exchange notes within the meaning of the Securities Act and is not participating in, and does not intend to participate in, the distribution of such exchange notes within the meaning of the Securities Act,

(4)	you or such other person who receives exchange notes, whether or not such person is the holder of the exchange notes, is not an ‘‘affiliate,’’ as defined in Rule 405 of the Securities Act, of ours, or if you or such other person is an affiliate, you or such other person will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

(5)	if you are not a broker-dealer, you represent that you are not engaging in, and do not intend to engage in, a distribution of exchange notes, and

(6)	if you are a broker-dealer that will receive exchange notes for your own account in exchange for initial notes, you represent that the initial notes to be exchanged for the exchange notes were acquired by you as a result of market-making or other trading activities and acknowledge that you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

You must also warrant that the acceptance of any tendered initial notes by the issuers and the issuance of exchange notes in exchange therefor shall constitute performance in full by the issuers of its obligations under the registration rights agreement relating to the initial notes.

To effectively tender notes through The Depository Trust Company, the financial institution that is a participant in The Depository Trust Company will electronically transmit its acceptance through the Automatic Tender Offer Program. The Depository Trust Company will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by The Depository Trust Company to the exchange agent stating that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the notes that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant.

Book-Entry Delivery Procedure

Any financial institution that is a participant in The Depository Trust Company’s systems may make book-entry deliveries of initial notes by causing The Depository Trust Company to transfer these initial notes into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedures for transfer. To effectively tender notes through The Depository Trust Company, the financial institution that is a participant in The Depository Trust Company will electronically transmit its acceptance through the Automatic Tender Offer Program. The Depository Trust Company will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by The Depository Trust Company to the exchange agent stating that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the notes that this participation has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant. The exchange agent will make a request to establish an account for the initial notes at The Depository Trust Company for purposes of the exchange offer within two business days after the date of this prospectus.

A delivery of initial notes through a book-entry transfer into the exchange agent’s account at The Depository Trust Company will only be effective if an agent’s message or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents is transmitted to and received by the exchange agent at the address indicated below under ‘‘—Exchange Agent’’ on or before the expiration date unless the guaranteed delivery procedures described below are complied with. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedure

If you are a registered holder of initial notes and desire to tender your notes, and (1) these notes are not immediately available, (2) time will not permit your notes or other required documents to reach the exchange agent before the expiration date or (3) the procedures for book-entry transfer cannot be completed on a timely basis and an agent’s message delivered, you may still tender in this exchange offer if:

(1)	you tender through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act,

(2)	on or before the expiration date, the exchange agent receives a properly completed and duly executed letter of transmittal or facsimile of the letter of transmittal, and a notice of guaranteed delivery, substantially in the form provided by us, with your name and address as holder of the initial notes and the amount of notes tendered, stating that the tender is being made by that letter and notice and guaranteeing that within three New York Stock Exchange trading days after the expiration date the certificates for all the initial notes tendered, in proper form for transfer, or a book-entry confirmation with an agent’s message, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent, and

(3)	the certificates for all your tendered initial notes in proper form for transfer or a book-entry confirmation as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

Your tender of initial notes will constitute an agreement between you and us governed by the terms and conditions provided in this prospectus and in the related letter of transmittal.

We will be deemed to have received your tender as of the date when your duly signed letter of transmittal accompanied by your initial notes tendered, or a timely confirmation of a book-entry transfer of these notes into the exchange agent’s account at The Depository Trust Company with an agent’s message, or a notice of guaranteed delivery from an eligible institution is received by the exchange agent.

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tenders will be determined by us in our sole discretion. Our determination will be final and binding.

We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in our opinion or our counsel’s opinion, be unlawful. We also reserve the absolute right to waive any conditions of this exchange offer or irregularities or defects in tender as to particular notes with the exception of conditions to this exchange offer relating to the obligations of broker dealers, which we will not waive. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we shall determine. We, the exchange agent or any other person will be under no duty to give notification of defects or irregularities with respect to tenders of initial notes. We and the exchange agent or any other person will incur no liability for any failure to give notification of these defects or irregularities. Tenders of initial notes will not be deemed to have been made until such irregularities have been cured or waived. The exchange agent will return without cost to their holders any initial notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived promptly following the expiration date.

If all the conditions to the exchange offer are satisfied or waived on the expiration date, we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter. Please refer to the section of this prospectus entitled ‘‘—Conditions to the Exchange Offer’’ below. For purposes of this exchange offer, initial notes will be deemed to have been accepted as validly tendered for exchange when, as and if we give oral or written notice of acceptance to the exchange agent.

We will issue the exchange notes in exchange for the initial notes tendered pursuant to a notice of guaranteed delivery by an eligible institution only against delivery to the exchange agent of the letter of transmittal, the tendered initial notes and any other required documents, or the receipt by the exchange agent of a timely confirmation of a book-entry transfer of initial notes into the exchange agent’s account at The Depository Trust Company with an agent’s message, in each case, in form satisfactory to us and the exchange agent.

If any tendered initial notes are not accepted for any reason provided by the terms and conditions of this exchange offer or if initial notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder, or, in the case of initial notes tendered by book-entry transfer procedures described above, will be credited to an account maintained with the book-entry transfer facility, promptly after withdrawal, rejection of tender or the expiration or termination of the exchange offer.

By tendering into this exchange offer, you will irrevocably appoint our designees as your attorney-in-fact and proxy with full power of substitution and resubstitution to the full extent of your rights on the notes tendered. This proxy will be considered coupled with an interest in the tendered notes. This appointment will be effective only when, and to the extent that we accept your notes in this exchange offer. All prior proxies on these notes will then be revoked and you will not be entitled to give any subsequent proxy. Any proxy that you may give subsequently will not be deemed effective. Our designees will be empowered to exercise all voting and other rights of the holders as they may deem proper at any meeting of note holders or otherwise. The initial notes will be validly tendered only if we are able to exercise full voting rights on the notes, including voting at any meeting of the note holders, and full rights to consent to any action taken by the note holders.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw tenders of initial notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date at the address provided below under ‘‘—Exchange Agent’’ and before acceptance of your tendered notes for exchange by us.

Any notice of withdrawal must:

(1)	specify the name of the person having tendered the initial notes to be withdrawn,

(2)	identify the notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of these notes,

(3)	be signed by the person having tendered the initial notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the initial notes to register the transfer of these notes into the name of the person having made the original tender and withdrawing the tender,

(4)	specify the name in which any of these initial notes are to be registered, if this name is different from that of the person having tendered the initial notes to be withdrawn, and

(5)	if applicable because the initial notes have been tendered through the book-entry procedure, specify the name and number of the participant’s account at The Depository Trust Company to be credited, if different than that of the person having tendered the initial notes to be withdrawn.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of all notices of withdrawal and our determination will be final and binding on all parties. Initial notes that are withdrawn will be deemed not to have been validly tendered for exchange in this exchange offer.

The exchange agent will return without cost to their holders all initial notes that have been tendered for exchange and are not exchanged for any reason, promptly after withdrawal, rejection of tender or expiration or termination of this exchange offer.

You may retender properly withdrawn initial notes in this exchange offer by following one of the procedures described under ‘‘—Procedures for Tendering Initial Notes’’ above at any time on or before the expiration date.

Conditions to the Exchange Offer

We will complete this exchange offer only if:

(1)	there is no change in the laws and regulations which would reasonably be expected to impair our ability to proceed with this exchange offer,

(2)	there is no change in the current interpretation of the staff of the Commission which permits resales of the exchange notes,

(3)	there is no stop order issued by the Commission or any state securities authority suspending the effectiveness of the registration statement which includes this prospectus or the qualification of the indenture for our exchange notes under the Trust Indenture Act of 1939 and there are no proceedings initiated or, to our knowledge, threatened for that purpose,

(4)	there is no action or proceeding instituted or threatened in any court or before any governmental agency or body that would reasonably be expected to prohibit, prevent or otherwise impair our ability to proceed with this exchange offer, and

(5)	we obtain all governmental approvals that we deem in our sole discretion necessary to complete this exchange offer.

These conditions are for our sole benefit. We may assert any one of these conditions regardless of the circumstances giving rise to it and may also waive any one of them, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion that it has not been satisfied, subject to applicable law. Notwithstanding the foregoing, all conditions to the exchange offer must be satisfied or waived before the expiration of this exchange offer. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. We will not be deemed to have waived our rights to assert or waive these conditions if we fail at any time to exercise any of them. Each of these rights will be deemed an ongoing right which we may assert at any time and from time to time.

If we determine that we may terminate this exchange offer because any of these conditions is not satisfied, we may:

(1)	refuse to accept and return to their holders any initial notes that have been tendered,

(2)	extend the exchange offer and retain all notes tendered before the expiration date, subject to the rights of the holders of these notes to withdraw their tenders, or

(3)	waive any condition that has not been satisfied and accept all properly tendered notes that have not been withdrawn or otherwise amend the terms of this exchange offer in any respect as provided under the section in this prospectus entitled ‘‘—Expiration Date; Extensions; Amendments; Termination.’’

Accounting Treatment

We will record the exchange notes at the same carrying value as the initial notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize the costs of the exchange offer and the unamortized expenses related to the issuance of the exchange notes over the term of the exchange notes.

Exchange Agent

We have appointed Wells, Fargo Bank N.A. as exchange agent for this exchange offer. You should direct all questions and requests for assistance on the procedures for tendering and all requests for additional copies of this prospectus or the letter of transmittal to the exchange agent as follows:

By registered and certified mail:

Wells Fargo Bank , N.A.
Corporate Trust Operations
MAC N9303-121
P.O. Box 1517
Minneapolis, MN 55480

By overnight courier or regular mail:

Wells Fargo Bank, N.A.
Corporate Trust Operations
MAC N9303-121
6th & Marquette Avenue
Minneapolis, MN 55479

By hand delivery:

Wells Fargo Bank, N.A.
Corporate Trust Services
608 2nd Avenue South
Northstar East Building-12th Floor
Minneapolis, MN 55402

Facsimile Transmission: (612) 667-6282
Confirm by Telephone: (800) 344-5128
Attention: Reorganization Group

Fees and Expenses

We will bear the expenses of soliciting tenders in this exchange offer, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of this exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with this exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses for forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the initial notes and for handling or forwarding tenders for exchange to their customers.

We will pay all transfer taxes, if any, applicable to the exchange of initial notes in accordance with this exchange offer. However, tendering holders will pay the amount of any transfer taxes, whether imposed on the registered holder or any other persons, if:

(1)	certificates representing exchange notes or initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the notes tendered,

(2)	tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal, or

(3)	a transfer tax is payable for any reason other than the exchange of the initial notes in this exchange offer.

If you do not submit satisfactory evidence of the payment of any of these taxes or of any exemption from this payment with the letter of transmittal, we will bill you directly the amount of these transfer taxes.

Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences

The initial notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your initial notes for exchange notes in accordance with this exchange offer, or if you do not properly tender your initial notes in this exchange offer, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

In addition, except as set forth in this paragraph, you will not be able to obligate us to register the initial notes under the Securities Act. You will not be able to require us to register your initial notes under the Securities Act unless you notify us prior to 20 business days following the consummation of the exchange offer that:

(1)	you were prohibited by law or Commission policy from participating in the exchange offer;

(2)	you may not resell the exchange notes you acquired in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by you; or

(3)	you are a broker-dealer and hold initial notes acquired directly from us or any of our affiliates.

in which case the registration rights agreement requires us to file a registration statement for a continuous offer in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this sentence. We do not currently anticipate that we will register under the Securities Act any notes that remain outstanding after completion of the exchange offer.

Delivery of Prospectus

Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See ‘‘Plan of Distribution.’’

 Description of Notes

You can find the definitions of certain terms used in this description under the subheading ‘‘Certain Definitions.’’ In this description, the term ‘‘Clarke’’ refers only to Harland Clarke Holdings Corp. and not to any of its subsidiaries.

We issued $310.0 million of initial fixed rate notes (the ‘‘initial fixed rate notes’’) and $305.0 million of initial floating rate notes (the ‘‘initial floating rate notes’’ and, together with the initial fixed rate notes, the ‘‘initial notes’’), and will issue the exchange floating rate notes (referred to in this Description of Notes as the ‘‘Exchange Floating Rate Notes’’) and exchange fixed rate notes (referred to in this Description of Notes as ‘‘Exchange Fixed Rate Notes,’’ and together with the Exchange Floating Rate Notes as the ‘‘Exchange Notes’’) under an indenture dated May 1, 2007, among us, the Guarantors and Wells Fargo Bank, N.A., as trustee (the ‘‘Indenture’’). References in this Description of Notes to ‘‘floating rate notes’’ mean both the initial floating rate notes and the Exchange Floating Rate Notes. References in this Description of Notes to ‘‘fixed rate notes’’ mean both the initial fixed rate notes and the Exchange Fixed Rate Notes. When we refer to the ‘‘notes’’ in this Description of Notes, we mean the initial notes and the exchange notes. The initial notes are subject to a Registration Rights Agreement, dated as of May 1, 2007, among us, the guarantors and the several initial purchasers party to it (the ‘‘Registration Rights Agreement’’). The terms of the initial notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.

The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the notes. Copies of the Indenture are available as set forth below under ‘‘—Additional Information.’’ Certain defined terms used in this description but not defined below under ‘‘—Certain Definitions’’ have the meanings assigned to them in the Indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

Brief Description of the Notes and the Guarantees

The Notes

The notes:

•	are general, unsecured obligations of Clarke;

•	rank senior in right of payment to any future subordinated Indebtedness of Clarke;

•	are pari passu in right of payment with all existing and future senior Indebtedness of Clarke; and

•	are fully and unconditionally guaranteed by the Guarantors on a senior unsecured basis.

Certain of the Guarantors also jointly and severally co-issue the notes (the ‘‘Co-Issuers’’).

The Guarantees

The notes are guaranteed by each of Clarke’s current and future Domestic Subsidiaries that is a Co-Borrower under the Credit Agreement. Additional Wholly-Owned Subsidiaries that are not Foreign Subsidiaries will also become Guarantors pursuant to the covenant described under ‘‘Certain Covenants—Limitations on Guarantees by Restricted Subsidiaries.’’

Each guarantee of the notes:

•	are general, unsecured obligation of that Guarantor;

•	are pari passu in right of payment with all existing and future senior unsecured Indebtedness of that Guarantor; and

•	ranks senior in right of payment to any future subordinated Indebtedness of that Guarantor.

As of the date the exchange notes are issued, all of our Subsidiaries will be ‘‘Restricted Subsidiaries.’’ However, under the circumstances described below under the caption ‘‘—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,’’ we will be permitted to designate certain of our Subsidiaries as ‘‘Unrestricted Subsidiaries.’’ We will also be permitted to designate certain of our Subsidiaries as ‘‘Receivables Subsidiaries’’ in connection with a Receivables Facility. Our Unrestricted Subsidiaries and Receivables Subsidiaries will not be subject to the restrictive covenants in the Indenture. Our Unrestricted Subsidiaries and Receivables Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

Clarke issued $615.0 million in aggregate principal amount of initial notes on the Issue Date and will issue up to $615.0 million in aggregate principal amount of exchange notes in this exchange offer. Clarke may issue additional fixed rate notes (the ‘‘Additional Fixed Rate Notes’’) and additional floating rate notes (the ‘‘Additional Floating Rate Notes’’ and, together with the Additional Fixed Rate Notes, the ‘‘Additional Notes’’) under the Indenture from time to time. Any issuance of Additional Notes will be subject to all of the covenants in the Indenture, including the covenant described below under the caption ‘‘—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock.’’ Except as expressly set forth herein, the fixed rate notes and the floating rate notes and any Additional Fixed Rate Notes or Additional Floating Rate Notes subsequently issued under the Indenture will be separate series of notes, but treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. As a result, unless expressly provided herein, holders of fixed rate notes and floating rate notes will not have separate rights to, among other things, give notice of Defaults. For purposes of this ‘‘Description of Notes,’’ reference to the notes includes Additional Notes unless otherwise indicated. Clarke will issue notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will mature on May 15, 2015. Each Guarantor of the notes and any Additional Notes will be deemed to be a Guarantor of the notes for all purposes under the Indenture on the same terms and subject to the same limitations, if any, of such Guarantor’s Guarantee of the notes.

Floating Rate Notes

Interest on the floating rate notes accrues at a rate per annum equal to the Applicable LIBOR Rate plus 475 basis points, and will be payable quarterly in arrears on each February 15, May 15, August 15, and November 15, commencing on August 15, 2007. Clarke will make each interest payment to the holders of floating rate notes of record on the immediately preceding February 1, May 1, August 1, and November 1.

Interest on the floating rate notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with five one-millionths of a percentage point being rounded upwards) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

The interest rate on the floating rate notes will in no event be higher than the maximum rate permitted by applicable law.

Fixed Rate Notes

Interest on the fixed rate notes accrues at the rate of 9.50% per annum and will be payable semi-annually in arrears on each of May 15 and November 15, commencing on November 15, 2007. Clarke will make each interest payment to the holders of record on the immediately preceding May 1 and November 1.

Interest on the fixed rate notes accrues from the date of original issuance of the notes or Additional Notes, as applicable, or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to Clarke, Clarke will pay all principal, interest and premium and Additional Interest, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar (which initially will be the office of the trustee) unless Clarke elects to make interest payments by check mailed to the noteholders at their addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee is initially acting as paying agent and registrar. Clarke may change the paying agent or registrar without prior notice to the holders of the notes, and Clarke or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the Indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Clarke will not be required to transfer or exchange any note selected for redemption. Also, Clarke will not be required to transfer or exchange any note for a period of 15 days before the mailing of a notice of redemption.

Guarantees

The notes are guaranteed by each of Clarke’s current and future Domestic Subsidiaries that guarantee or are co-borrowers under the Credit Agreement. These Guarantees are joint and several obligations of the Guarantors. The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance under applicable law. See ‘‘Risk Factors—Risks Related to the Exchange Notes—Federal and state statutes may allow courts, under specific circumstances, to void the notes and the guarantees and require noteholders to return payments received from us or the guarantors.’’

The ability of each Guarantor to merge, consolidate or sell all or substantially all of its assets is limited as described under paragraph (b) of the covenant described under ‘‘Certain Covenants— Merger, Consolidation or Sale of Assets.’’

The Guarantee of a Guarantor and such Guarantor’s obligations (if any) as a Co-Issuer will be automatically released:

(1)	in connection with any sale, transfer or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (after giving effect to such transaction) Clarke or a Restricted Subsidiary of Clarke, if the sale or other disposition does not violate the ‘‘Asset Sale’’ provisions of the Indenture;

(2)	in connection with any sale, transfer or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (after giving effect to such transaction) Clarke or a Restricted Subsidiary of Clarke, if the sale, transfer or other disposition does not violate the ‘‘Asset Sale’’ provisions of the Indenture;

(3)	if Clarke designates such Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture;

(4)	upon legal defeasance or satisfaction and discharge of the Indenture as provided below under the captions ‘‘—Legal Defeasance and Covenant Defeasance’’ and ‘‘—Satisfaction and Discharge;’’

(5)	upon a sale of Capital Stock which causes such Guarantor to cease to be a Restricted Subsidiary if such sale does not violate any of the provisions of the Indenture;

(6)	if Clarke has satisfied the conditions to covenant defeasance as provided below under the captions ‘‘—Legal Defeasance and Covenant Defeasance’’;

(7)	if such Guarantor no longer has any obligations under any Indebtedness that would require it to become a Guarantor pursuant to the covenant described under ‘‘Certain Covenants—Limitations on Guarantees of Indebtedness by Restricted Subsidiaries’’; or

(8)	upon a merger, sale of assets or other transaction that satisfies the requirements of paragraph (c) of the covenant described under ‘‘Certain Covenants—Merger, Consolidation or Sale of Assets.’’

Optional Redemption

Floating Rate Notes

At any time prior to May 15, 2009, Clarke may, on any one or more occasions, redeem up to 35% of the sum of the aggregate principal amount of all floating rate notes issued under the Indenture (including the principal amount of any Additional Floating Rate Notes issued under the Indenture and without duplication with respect to Exchange Notes issued under the Indenture) at a redemption price equal to 100% of the aggregate principal amount of the floating rate notes redeemed, plus a premium equal to the interest rate per annum on the floating rate notes in effect on the date on which notice of redemption is given, plus accrued and unpaid interest, and Additional Interest, if any, thereon to the redemption date, with the net cash proceeds of one or more Equity Offerings of Clarke; provided that

•	at least 50% of the aggregate principal amount of floating rate notes issued under the Indenture (excluding floating rate notes held by Clarke and its Subsidiaries, but including any Additional Floating Rate Notes and without duplication with respect to Exchange Floating Rate Notes issued under the Indenture) remain outstanding immediately after the occurrence of each such redemption; and

•	each such redemption occurs within 90 days of the closing of each such Equity Offering.

Except pursuant to the preceding paragraph and the penultimate paragraph under this heading, the floating rate notes will not be redeemable at Clarke’s option prior to May 15, 2009.

On and after May 15, 2009, Clarke may, in one or more instances, redeem the floating rate notes, in whole or in part, upon not less than 30 nor more than 60 days’ notice (except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the Indenture), at the redemption prices (expressed as a percentage of principal amount of the floating rate notes to be redeemed) set forth below plus accrued and unpaid interest thereon, and Additional Interest, if any, on the floating rate notes to the applicable redemption date, if redeemed during the twelve-month period beginning on May 15 of the years indicated below subject to the right of holders of floating rate notes on the relevant record date to receive interest due on the relevant interest payment date:

Year	Redemption Price
2009	102.000%
2010	101.000%
2011 and thereafter	100.000%

At any time prior to May 15, 2009, Clarke may, in one or more instances, also redeem all or a part of the floating rate notes, upon not less than 30 nor more than 60 days’ notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the floating rate notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to such redemption date (the ‘‘Make-Whole Redemption Date’’), subject to the right of holders of floating rate notes on the relevant record date to receive interest due on the relevant interest payment date.

Fixed Rate Notes

At any time prior to May 15, 2010, Clarke may, on any one or more occasions, redeem up to 35% of the aggregate principal amount of fixed rate notes issued under the Indenture (including the principal amount of any Additional Fixed Rate Notes issued under the Indenture and without duplication with respect to Exchange Fixed Rate Notes issued under the Indenture) at a redemption price equal to 109.500% of the principal amount of the fixed rate notes redeemed, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings of Clarke; provided that:

(1)	at least 50% of the aggregate principal amount of fixed rate notes issued under the Indenture (excluding fixed rate notes held by Clarke and its Subsidiaries, but including any Additional Fixed Rate Notes and without duplication with respect to Exchange Fixed Rate Notes issued under the Indenture) remains outstanding immediately after the occurrence of such redemption; and

(2)	the redemption occurs within 90 days after the date of the closing of any such Equity Offering.

Except pursuant to the preceding paragraph and the penultimate paragraph under this heading, the fixed rate notes will not be redeemable at Clarke’s option prior to May 15, 2011.

On or after May 15, 2011, Clarke may, in one or more instances, redeem all or a part of the fixed rate notes upon not less than 30 nor more than 60 days’ notice (except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the Indenture), at the redemption prices (expressed as percentages of principal amount of the fixed rate notes to be redeemed) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the fixed rate notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 15 of the years indicated below, subject to the rights of holders of fixed rate notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2011	104.750%
2012	102.375%
2013 and thereafter	100.000%

At any time prior to May 15, 2011, Clarke may, in one or more instances, also redeem all or a part of the fixed rate notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of fixed rate notes redeemed plus the Applicable Premium as of the date of redemption, and accrued and unpaid interest and Additional Interest, if any, to the Make-Whole Redemption Date, subject to the rights of holders of fixed rate notes on the relevant record date to receive interest due on the relevant interest payment date.

Unless Clarke defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

Clarke is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require Clarke to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, Clarke will offer a payment (such payment, a ‘‘Change of Control Payment’’) in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. No later than 45 days following any Change of Control, Clarke will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control payment date specified in the notice (the ‘‘Change of Control Payment Date’’), which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice.

Clarke will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, Clarke will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

On or before the Change of Control Payment Date, Clarke will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount in cash equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions of notes being purchased by Clarke.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any.

The provisions described above that require Clarke to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the notes to require that Clarke repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Clarke will not be required to make a Change of Control Offer upon a Change of Control if (1) a third-party makes the Change of Control Offer in the manner, at or prior to the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by Clarke and purchases all notes properly tendered and not withdrawn under the Change of Control Offer (it being understood that such third-party may make a Change of Control Offer that is conditioned on and prior to the occurrence of a Change of Control pursuant to this clause (1)) or (2) notice of redemption has been given pursuant to the Indenture as described above under the caption ‘‘—Optional Redemption,’’ unless and until there is a default in payment of the applicable redemption price.

A Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The provisions under the Indenture relative to Clarke’s obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the notes.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of ‘‘all or substantially all’’ of the properties or assets of Clarke and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase ‘‘substantially all,’’ there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Clarke to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Clarke and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Clarke will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	Clarke (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of; and

(2)	except in the case of a Permitted Asset Swap, at least 75% of the consideration received in the Asset Sale by Clarke or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any liabilities, as shown on Clarke’s or such Restricted Subsidiary’s most recent internal balance sheet or in the notes thereto, other than liabilities that are by their terms subordinated to the notes, that are assumed by the transferee of any such assets (or a third party on behalf of the transferee) and for which Clarke or such Restricted Subsidiary has been validly released by all creditors in writing;

(b)	any securities, notes or other obligations or assets received by Clarke or any such Restricted Subsidiary from such transferee that are converted by Clarke or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion, within 180 days following the closing of the Asset Sale;

(c)	(1) any Designated Noncash Consideration received by Clarke or such Restricted Subsidiary in such Asset Sale in respect of assets or property that is collateral under a Credit Facility having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (c)(1) that is at that time outstanding, not to exceed the greater of (I) $125,000,000 and (II) 1.75% of Total Assets at the time of the receipt of such Designated Noncash Consideration; and (2) any Designated Noncash Consideration received by Clarke or such Restricted Subsidiary in such Asset Sale in respect of assets or property that is not collateral under a Credit Facility, having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (c)(2) that is at that time outstanding, not to exceed the greater of (I) $125,000,000 and (II) 1.75% of Total Assets at the time of the receipt of such Designated Noncash Consideration, in each case of (1) and (2), with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value; and

(d)	the proceeds of any Designated Asset Sale.

Within 450 days after the receipt of any Net Proceeds from an Asset Sale (other than any Excess Designated Proceeds), Clarke (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds to, at its option:

(1)	permanently reduce (x) Obligations under any Senior Indebtedness of Clarke or any Guarantor and, in the case of Obligations under revolving credit facilities or other similar Indebtedness, to correspondingly permanently reduce commitments with respect thereto (other than Obligations owed to Clarke or a Restricted Subsidiary); provided that if Clarke or any Restricted Subsidiary shall so reduce Obligations under any Senior Indebtedness that is not Secured Indebtedness, Clarke or such Guarantor will, equally and ratably, reduce Obligations under the notes by, at its option, (A) redeeming notes if the notes are then redeemable as provided under ‘‘Optional Redemption,’’ (B) making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase their notes at 100% of the principal amount thereof, plus the amount of accrued and unpaid interest and Additional Interest, if any, on the principal amount of notes to be repurchased or (C) purchasing notes through open market purchases (to the extent such purchases are at a price equal to or higher than 100% of the principal amount thereof) in a manner that complies with the Indenture and applicable securities law; or (y) Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to Clarke or another Restricted Subsidiary; or

(2)	an investment in (a) any one or more businesses primarily engaged in a Similar Business; provided that such investment in any business is in the form of (w) a merger with Clarke or a Restricted Subsidiary, (x) the acquisition of Capital Stock and results in Clarke or any Restricted Subsidiary owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (y) the acquisition of all or substantially all of the assets of such business or (z) the acquisition of Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary primarily engaged in a Similar Business (b) properties, (c) capital expenditures and (d) acquisitions of other assets, that in each of (a), (b), (c) and (d), are used or useful in a Similar Business or replace the businesses, properties and assets that are the subject of such Asset Sale.

Any Designated Noncash Consideration received by Clarke or a Restricted Subsidiary pursuant to clause (2)(c) of the first paragraph of this covenant shall be deemed to have been applied pursuant to clause (2) of the immediately preceding paragraph so long as such Designated Noncash Consideration is used in the business of Clarke or a Restricted Subsidiary within the time periods set forth in this covenant.

Any Net Proceeds from the Asset Sale (other than any Excess Designated Proceeds) that are not invested or applied in accordance with the preceding paragraph within 450 days from the date of the receipt of such Net Proceeds will be deemed to constitute ‘‘Excess Proceeds’’; provided that if during such 450-day period Clarke or a Restricted Subsidiary enters into a definitive binding agreement committing it to apply such Net Proceeds in accordance with the requirements of clause (2) of the immediately preceding paragraph after such 450th day, such 450-day period will be extended with respect to the amount of Net Proceeds so committed until such Net Proceeds are required to be applied in accordance with such agreement (but such extension will in no event be for a period longer than 180 days) (or, if earlier, the date of termination of such agreement).

When the aggregate amount of Excess Proceeds exceeds $45.0 million, within 30 days thereof, Clarke will make an offer to (i) all holders of notes, (ii) all holders of Indebtedness to be repaid pursuant to clause (1)(x) of the third preceding paragraph and (iii) all holders of other Indebtedness that is pari passu in right of payment with the notes containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds (an ‘‘Asset Sale Offer’’). The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash. Clarke may satisfy the foregoing obligations with respect to any Net Proceeds from an Asset Sale by making an Asset Sale Offer with respect to such Net Proceeds prior to the expiration of the relevant 450 days or with respect to Excess Proceeds of $45.0 million or less. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Clarke and any Restricted Subsidiary may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture, including, without limitation, the making of Restricted Payments otherwise permitted under the terms of the Indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the notes and such other pari passu Indebtedness will be purchased on a pro rata basis (with such adjustments for authorized denominations). Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero. Clarke at its election may retain or use any Excess Designated Proceeds for any purpose, including, if applicable, to make any Restricted Payment otherwise permitted under the terms of the Indenture.

Pending the final application of any Net Proceeds, Clarke or its Restricted Subsidiaries may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

Clarke will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, Clarke will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

The Credit Agreement that was in effect on the Issue Date provides that certain change of control or asset sale events with respect to Clarke require Clarke to offer to repay outstanding amounts under the Credit Agreement before any repayments of the notes may occur. Future agreements may also contain prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require Clarke to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on Clarke. In the event a Change of Control or Asset Sale occurs at a time when Clarke is prohibited from purchasing notes, Clarke could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Clarke does not obtain a consent or repay those borrowings, Clarke will remain prohibited from purchasing notes. In that case, Clarke’s failure to purchase tendered notes would constitute an Event of Default under the Indenture which could, in turn, constitute a default under the other indebtedness. Finally, Clarke’s ability to pay cash to the holders of notes upon a repurchase may be limited by Clarke’s then existing financial resources. See ‘‘Risk Factors—Risks Related to the Exchange Notes — We may not be able to raise the funds necessary to finance the change of control offer required by the Indenture.’’

Selection and Notice

If less than all of the fixed rate notes on floating rate notes are to be redeemed at any time, the trustee will select fixed rate notes or floating rate notes for redemption on a pro rata basis to the extent practicable unless otherwise required by law or applicable stock exchange requirements.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the Indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

The Indenture contains certain covenants including, among others, the following:

Restricted Payments

Clarke will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any distribution on account of Clarke’s or any Restricted Subsidiary’s Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than (A) dividends or distributions by Clarke payable in Equity Interests (other than Disqualified Stock) of Clarke or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, Clarke or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Clarke) any Equity Interests of Clarke or any direct or indirect parent of Clarke;

(3)	make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than (x) Indebtedness permitted under clauses (h), (i) and (w) of the covenant described under ‘‘—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’ or (y) the purchase, repurchase or other acquisition of Subordinated Indebtedness of Clarke or any Restricted Subsidiary purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(4)	make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as ‘‘Restricted Payments’’), unless, at the time of and after giving effect to such Restricted Payment:

(a)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(b)	immediately after giving effect to such transaction on a pro forma basis, Clarke could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under ‘‘—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’; and

(c)	such Restricted Payment, together with the aggregate amount, without duplication, of all other Restricted Payments made by Clarke and its Restricted Subsidiaries since the Issue Date pursuant to the first paragraph of this covenant or clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock pursuant to clause (b) thereof only), (6)(C), (12) and (17) of the next succeeding paragraph (and excluding, for the avoidance of doubt, all other Restricted Payments made pursuant to the next succeeding paragraph), is less than the sum, without duplication, of:

(1)	50% of the Consolidated Net Income of Clarke for the period (taken as one accounting period) from January 1, 2007 (on a pro forma basis, giving effect to the Transactions) to the end of Clarke’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(2)	100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by Clarke, of marketable securities or other property received by Clarke after the Issue Date (less the amount of such net cash proceeds to the extent such amount has been relied upon to permit the incurrence of Indebtedness, or issuance of Disqualified Stock or Preferred Stock pursuant to clause (u)(2) of the second paragraph of ‘‘—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’) from the issue or sale of:

(x)	Equity Interests of Clarke, including Retired Capital Stock (as defined below), but excluding cash proceeds and the fair market value, as determined in good faith by Clarke, of marketable securities or other property received from the sale of (A) Equity Interests to any future, present or former employees, directors, managers or consultants of Clarke, any direct or indirect parent company of Clarke or any of Clarke’s Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph and (B) Designated Preferred Stock,

(y)	to the extent such proceeds are actually contributed to Clarke, Equity Interests of Clarke’s direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph), or

(z)	debt securities of Clarke that have been converted into or exchanged for such Equity Interests of Clarke;

provided that this clause (2) shall not include the proceeds from (a) Refunding Capital Stock (as defined below) to the extent the proceeds of any corresponding Retired Capital Stock are included in this clause (2), (b) Equity Interests of Clarke or debt securities of Clarke that have been converted into or exchanged for Equity Interests of Clarke sold to a Restricted Subsidiary or Clarke, as the case may be, (c) Disqualified Stock or debt securities that have been converted into or exchanged for Disqualified Stock or (d) Excluded Contributions; plus

(3)	100% of the aggregate amount of cash and the fair market value, as determined in good faith by Clarke, of marketable securities or other property contributed to the capital of Clarke after the Issue Date (less the amount of such net cash proceeds to the extent such amount has been relied upon to permit the incurrence of Indebtedness or issuance of Disqualified Stock or Preferred Stock pursuant to clause (u)(2) of the second paragraph of ‘‘—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’) (other than by a Restricted Subsidiary and other than any Excluded Contributions); plus

(4)	to the extent not already included in Consolidated Net Income, 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by Clarke, of marketable securities or other property received after the Issue Date by means of (A) the sale or other disposition (other than to Clarke or a Restricted Subsidiary) of Restricted Investments made by Clarke or any Restricted Subsidiary and repurchases and redemptions of such Restricted Investments from Clarke or any Restricted Subsidiary and repayments of loans or advances that constitute Restricted Investments by Clarke or any Restricted Subsidiary or (B) the sale (other than to Clarke or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by Clarke or a Restricted Subsidiary pursuant to clause (12) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary; plus

(5)	in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after the Issue Date, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by Clarke in good faith or if, in the case of an Unrestricted Subsidiary, such fair market value may exceed $50.0 million, in writing by an Independent Financial Advisor, at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary, other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by Clarke or a Restricted Subsidiary pursuant to clause (12) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

The preceding provisions will not prohibit:

(1)	the payment of any dividend or distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or distribution or the giving of the redemption notice, as the case may be, thereof, if at the date of declaration or notice such payment would have complied with the provisions of the Indenture;

(2)	(a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (‘‘Retired Capital Stock’’) or Subordinated Indebtedness of Clarke or any Equity Interests of any direct or indirect parent company of Clarke, in exchange for, or out of the proceeds of the sale, within 60 days of such redemption, retirement, repurchase or other acquisition, (other than to a Restricted Subsidiary) of, Equity Interests of Clarke (in each case, other than any Disqualified Stock unless the Retired Capital Stock is itself Disqualified Stock) (‘‘Refunding Capital Stock’’) or cash capital contributions and (b) if immediately prior to the retirement of Retired Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of Clarke) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that was declarable and payable on such Retired Capital Stock immediately prior to such retirement;

(3)	the defeasance, redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of Clarke or a Guarantor made by exchange for, or out of the proceeds of the sale, within 60 days of such defeasance, redemption, repurchase or other acquisition or retirement, of, new Indebtedness of such Person that is incurred in compliance with the covenant described under ‘‘—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’ so long as

(A)	the principal amount of such new Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Subordinated Indebtedness being so defeased, redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so defeased, redeemed, repurchased, acquired or retired and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness,

(B)	such Indebtedness is subordinated to the notes at least to the same extent as the Subordinated Indebtedness being so defeased, redeemed, repurchased, acquired or retired,

(C)	such Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so defeased, redeemed, repurchased, acquired or retired, and

(D)	such Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so defeased, redeemed, repurchased, acquired or retired;

(4)	a Restricted Payment to pay for the repurchase, redemption or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of Clarke or any of its direct or indirect parent companies held by, or any Restricted Payments made to, any future, present or former employee, officer, director, manager or consultant of Clarke, any of its subsidiaries or any of its direct or indirect parent companies, their respective estates, spouses or former spouses pursuant to any management equity plan or stock option plan, phantom stock plan or any other management or employee benefit plan or agreement; provided that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $10.0 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (in addition to the following proviso) of $20.0 million in any calendar year) (collectively, the ‘‘Clause (4) Limit’’); provided, further, that such Clause (4) Limit in any calendar year may be increased by an amount not to exceed

(A)	the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of Clarke and, to the extent contributed to Clarke, Equity Interests of any of Clarke’s direct or indirect parent companies, in each case to members of management, directors, managers or consultants of Clarke, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (c) of the preceding paragraph, plus

(B)	the cash proceeds of key man life insurance policies received by Clarke and the Restricted Subsidiaries after the Issue Date, less

(C)	the amount of any Restricted Payments previously made pursuant to clauses (A) and (B) of this clause (4);

provided, further, that cancellation of Indebtedness owing to Clarke from members of management, directors, managers or consultants of Clarke, any of its direct or indirect parent companies or any Restricted Subsidiary in connection with a repurchase of Equity Interests of Clarke or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5)	the declaration and payment of dividends to holders of any class or series of Disqualified Stock of Clarke or any Restricted Subsidiary or Preferred Stock of any Restricted Subsidiary issued in accordance with the covenant described under ‘‘—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’ to the extent such dividends are included in the definition of Fixed Charges and payment of any redemption price or liquidation value of any such Disqualified Stock or Preferred Stock when due in accordance with its terms;

(6)	(A) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by Clarke after the Issue Date; (B) the declaration and payment of dividends to a direct or indirect parent company of Clarke, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent company issued after the Issue Date; provided that the aggregate amount of dividends paid pursuant to this clause (B) shall not exceed the aggregate amount of cash actually contributed to Clarke from the sale of such Designated Preferred Stock; or (C) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph; provided, however, in the case of each of (A), (B) and (C) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, Clarke and the Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(7)	repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(8)	Restricted Payments that are made with Excluded Contributions or Excess Designated Proceeds;

(9)	the declaration and payment of dividends by Clarke to, or the making of loans by Clarke to, its direct parent company in amounts required for Clarke’s direct or indirect parent companies to pay

(A)	fees, taxes and expenses required to maintain their corporate existence,

(B)	(without duplication for amounts paid pursuant to clause (16) of this paragraph) so long as Clarke is a member of a consolidated, combined, unitary or similar group with such direct parent company for U.S. federal, state or local income tax purposes, (1) federal, state and local income taxes incurred by such parent companies, but only to the extent such income taxes are attributable to the income of Clarke and the Restricted Subsidiaries, provided that in each case the amount of such payments with respect to any fiscal year does not exceed the amount that Clarke and the Restricted Subsidiaries would have been required to pay in respect of such income taxes for such fiscal year were Clarke and its Restricted Subsidiaries a consolidated or combined group of which Clarke was the common parent, and (2) amounts required to pay federal, state and local income taxes to the extent attributable to the income of the Unrestricted Subsidiaries or Receivables Subsidiaries, if any, but only to the extent of the amount actually received by Clarke from such Unrestricted Subsidiaries or Receivables Subsidiaries, as the case may be,

(C)	customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of Clarke to the extent such salaries, bonuses and other benefits are attributable to or reasonably allocated to (as determined by Clarke in good faith) the ownership or operation of Clarke and the Restricted Subsidiaries,

(D)	general corporate overhead expenses of any direct or indirect parent company of Clarke to the extent such expenses are attributable to or reasonably allocated to (as determined by Clarke in good faith) the ownership or operation of Clarke and the Restricted Subsidiaries, and

(E)	reasonable fees and expenses incurred in connection with any successful or unsuccessful debt or equity offering or any successful or unsuccessful acquisition or strategic transaction by such direct or indirect parent company of Clarke;

(10)	any Restricted Payments used to fund the Transactions and the fees and expenses related thereto, including those owed to Affiliates, in each case to the extent permitted by the covenant described under ‘‘—Transactions with Affiliates’’;

(11)	the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to provisions in documentation governing such Subordinated Indebtedness similar to those described under ‘‘—Repurchase at the Option of Holders—Change of Control’’ and ‘‘—Repurchase at the Option of Holders—Asset Sales’’; provided that, prior to such repurchase, redemption or other acquisition, Clarke (or a third party to the extent permitted by the Indenture) shall have made a Change of Control Offer or Asset Sale Offer, as the case may be, with respect to the notes and shall have repurchased all notes validly tendered and not withdrawn in connection with such Change of Control Offer or Asset Sale Offer;

(12)	Investments in Unrestricted Subsidiaries, having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities, not to exceed the greater of (x) $70.0 million and (y) 1.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being determined in good faith by Clarke and measured at the time such Investment is made and without giving effect to subsequent changes in value);

(13)	distributions or payments of Receivables Fees;

(14)	the distribution, as a dividend or otherwise (and the declaration of such dividend), of shares of Capital Stock of, or Indebtedness owed to Clarke or a Restricted Subsidiary by, any Unrestricted Subsidiary;

(15)	additional Restricted Payments to Clarke’s direct or indirect parent companies, whether in respect of management fees or otherwise, in an aggregate amount not to exceed $15.0 million in any fiscal year; provided that Clarke may carry over and pay in any subsequent fiscal year, in addition to the amounts permitted for such fiscal year, any portion of the amounts otherwise permitted for prior fiscal years to be paid pursuant to this clause (15) that were not in fact paid;

(16)	for so long as (x) Clarke is a member of a group filing a consolidated federal income tax return with MFW, and/or (y) Clarke or any of its Subsidiaries is included in any consolidated combined or unitary group for foreign, state, local income or franchise tax purposes with any Subsidiary of MFW (other than Clarke or any of its Subsidiaries), payments pursuant to the Tax Sharing Agreement; and

(17)	other Restricted Payments in an amount which, when taken together with all other Restricted Payments made pursuant to this clause (17), does not exceed $25.0 million;

provided, however, that, at the time of, and after giving effect to, any Restricted Payment permitted under clauses (15) and (17), of this paragraph, no Default shall have occurred and be continuing or would occur as a consequence thereof.

For purposes of determining compliance with this covenant, in the event that a proposed Restricted Payment (or portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) through (17) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Clarke will be entitled to classify such Restricted Payment (or portion thereof) on the date of its payment in any manner that complies with this covenant and such Restricted Payment will be treated as having been made pursuant to only such clause or clauses or the first paragraph of this covenant.

As of the time of issuance of the exchange notes, all of Clarke’s Subsidiaries will be Restricted Subsidiaries. Clarke will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the penultimate paragraph of the definition of ‘‘Unrestricted Subsidiary.’’ For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by Clarke and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of ‘‘Investments.’’ Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clauses (8), (9), (12), (13), (15) or (17), or pursuant to the definition of ‘‘Permitted Investments,’’ and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock

Clarke will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, ‘‘incur’’) any Indebtedness (including Acquired Debt), and Clarke will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of Disqualified Stock or Preferred Stock; provided that Clarke may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Debt), issue shares of Disqualified Stock or issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for Clarke’s and its Restricted Subsidiaries’ most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of the proceeds therefrom had occurred at the beginning of such four-quarter period; provided that the amount of Indebtedness (including Acquired Debt), Disqualified Stock and Preferred Stock that may be incurred or issued, as applicable, pursuant to the foregoing by Restricted Subsidiaries that are not Guarantors shall not exceed $100.0 million at any one time outstanding.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items (collectively, ‘‘Permitted Debt’’):

(a)	Indebtedness incurred pursuant to Credit Facilities by Clarke or any Restricted Subsidiary; provided that after giving effect to any such incurrence, the aggregate principal amount of all Indebtedness incurred under this clause (a) and then outstanding does not exceed $2,200.0 million less an amount equal to either (A) in the event a Replacement ABL Facility has been established pursuant to clause (c) below, the sum of (1) $100.0 million plus (2) the amount by which the aggregate amount of the commitments under the Replacement ABL Facility exceeds $125.0 million or (B) the then-outstanding principal amount of any Attributable Receivables Facility Debt, as the case may be;

(b)	the incurrence by Clarke and its Restricted Subsidiaries of the Existing Indebtedness, the incurrence by Clarke and any Guarantor of Indebtedness represented by the notes issued on the Issue Date (including any Subsidiary Guarantees thereof) and the Exchange Notes and related exchange guarantees to be issued in exchange for the initial notes and the Guarantees pursuant to the Registration Rights Agreement (other than any Additional Notes);

(c)	Indebtedness under an asset-based revolving credit facility providing Clarke and its Restricted Subsidiaries in an aggregate principal committed amount not to exceed $150.0 million (the ‘‘Replacement ABL Facility’’); provided that no such Replacement ABL Facility shall be permitted in the event that a Receivables Facility is in existence at such time;

(d)	any Existing Clarke Notes not tendered and accepted in the Tender Offer and any other Indebtedness existing on the Issue Date;

(e)	Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and Preferred Stock incurred by Clarke or any of the Restricted Subsidiaries, to finance or reimburse the cost of the development, construction, purchase, lease, repairs, additions or improvement of property (real or personal), equipment or other fixed or capital assets that are used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets; provided that at the time of incurrence of such Indebtedness or issuance of such Disqualified Stock or Preferred Stock the aggregate amount of Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (e) does not exceed the greater of (x) $175.0 million or (y) 2.5% of consolidated Total Assets of Clarke as of the last annual or interim balance sheet date for which internal financial statements are available at any one time outstanding;

(f)	Indebtedness incurred by Clarke or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims, self-insurance obligations and bankers’ acceptances in the ordinary course of business; provided that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(g)	Indebtedness arising from agreements of Clarke or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided that (1) such Indebtedness is not reflected on the balance sheet of Clarke or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet shall not be deemed to be reflected on such balance sheet for purposes of this clause (1)), and (2) the maximum assumable liability in respect of all such Indebtedness (other than liability for those indemnification obligations that are not customarily subject to a cap) shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by Clarke and the Restricted Subsidiaries in connection with such disposition;

(h)	Indebtedness of Clarke to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor is subordinated in right of payment to the notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to Clarke or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness;

(i)	Indebtedness of a Restricted Subsidiary to Clarke or another Restricted Subsidiary; provided that if a Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Guarantor such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; provided, further, that any subsequent issuance or transfer of Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to Clarke or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness;

(j)	shares of Preferred Stock of a Restricted Subsidiary issued to Clarke or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to Clarke or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of such shares of Preferred Stock;

(k)	Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of managing: (A) interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding, (B) exchange rate risk with respect to any currency exchange or (C) commodity pricing risk with respect to any commodity;

(l)	obligations in respect of performance, bid, appeal and surety bonds and completion guarantees and similar obligations provided by Clarke or any Restricted Subsidiary in the ordinary course of business;

(m)	(x) any guarantee by Clarke or a Restricted Subsidiary of Indebtedness or other Obligations of any Restricted Subsidiary, so long as the incurrence of such Indebtedness by such Restricted Subsidiary is permitted under the terms of the Indenture or (y) any guarantee by a Restricted Subsidiary of Indebtedness or other obligations of Clarke permitted to be incurred under the terms of the Indenture; provided that such guarantee is incurred in accordance with the covenant described below under ‘‘—Limitations on Guarantees of Indebtedness by Restricted Subsidiaries’’;

(n)	the incurrence by Clarke or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock that serves to extend, replace, refund, refinance, renew or defease any Indebtedness, Disqualified Stock or Preferred Stock incurred as permitted under the first paragraph of this covenant and clauses (b), (d) and (e) above, this clause (n) and clauses (o), (r), (s), and (w) below or any Indebtedness, Disqualified Stock or Preferred Stock issued to so extend, replace, refund, refinance, renew or defease such Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums, fees and expenses in connection therewith (the ‘‘Refinancing Indebtedness’’); provided, however, that such Refinancing Indebtedness:

(1)	has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being extended, replaced, refunded, refinanced, renewed or defeased;

(2)	to the extent such Refinancing Indebtedness extends, replaces, refunds, refinances, renews or defeases (i) Indebtedness subordinated to the notes or any Guarantee, such Refinancing Indebtedness is subordinated to the notes or such Guarantee at least to the same extent as the Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased or is Disqualified Stock or Preferred Stock or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively; and

(3)	shall not include (x) Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of Clarke, (y) Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of a Guarantor or (z) Indebtedness, Disqualified Stock or Preferred Stock of Clarke or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary;

(o)	Indebtedness, Disqualified Stock or Preferred Stock (x) of Clarke or any of its Restricted Subsidiaries incurred to finance the acquisition of any Person or assets or (y) of Persons that are acquired by Clarke or any Restricted Subsidiary or merged into Clarke or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that either

(1)	after giving effect to such acquisition or merger on a pro forma basis, either (A) Clarke would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant; or (B) the Fixed Charge Coverage Ratio of Clarke and the Restricted

Subsidiaries on a consolidated basis for Clarke’s and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date of such acquisition or merger would be equal to or greater than the Fixed Charge Coverage Ratio immediately prior to such acquisition or merger; or

(2)	such Indebtedness, Disqualified Stock or Preferred Stock (A) is not Secured Indebtedness and is Subordinated Indebtedness with subordination terms that are either, at Clarke’s election, (x) consistent with market terms of agreements governing comparable Indebtedness of similar companies in the high yield market at the time of such acquisition or merger and do not conflict with the provisions of the Indenture, provided, that a certificate of a Responsible Officer delivered to the trustee at least five Business Days (or such shorter time as the trustee may agree) prior to the incurrence of such Indebtedness, together with a reasonably detailed description of the subordination terms of such Indebtedness, stating that Clarke has determined in good faith that such terms satisfy the foregoing requirement shall be conclusive evidence thereof or (y) otherwise in form and substance reasonably satisfactory to the trustee, (B) is not incurred while a Default exists and no Default shall result therefrom, (C) does not mature (and is not mandatorily redeemable in the case of Disqualified Stock or Preferred Stock) and does not require any payment of principal prior to the final maturity of the notes and (D) in the case of sub-clause (y) above only, is not incurred in contemplation of such acquisition or merger; provided, however, that Clarke and its Restricted Subsidiaries may not incur any such Indebtedness under this clause (2) unless (after giving pro forma effect to such acquisition or merger) the Fixed Charge Coverage Ratio of Clarke and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date of such acquisition or merger would be at least 1.75:1.00;

(p)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within two Business Days after its incurrence;

(q)	Indebtedness of Clarke or any Restricted Subsidiary supported by a letter of credit, in a principal amount not in excess of the stated amount of such letter of credit;

(r)	Indebtedness, Disqualified Stock or Preferred Stock of Clarke or a Restricted Subsidiary incurred to finance or assumed in connection with an acquisition in an aggregate principal amount and liquidation preference which, when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (r) and then outstanding (together with any Refinancing Indebtedness in respect of any such Indebtedness, Disqualified Stock or Preferred Stock which is then outstanding in reliance on clause (n) above), does not at any one time outstanding exceed $75.0 million (it being understood that any Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (r) shall cease to be deemed incurred or outstanding for purposes of this clause (r) but shall be deemed incurred pursuant to the first paragraph of this covenant from and after the first date on which Clarke or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock pursuant to the first paragraph of this covenant without reliance on this clause (r));

(s)	Indebtedness, Disqualified Stock or Preferred Stock incurred by a Foreign Subsidiary in an aggregate principal amount or liquidation preference which, when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (s) and then outstanding, does not exceed 5.0% of Foreign Subsidiary Total Assets as of the most recent date for which internal financial statements are available (it being understood that any Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (s) shall cease to be deemed incurred or outstanding for purposes of this clause (s) but shall be deemed incurred pursuant to the first paragraph of this covenant from and after the first date on which Clarke or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock pursuant to such first paragraph of this covenant without reliance on this clause (s));

(t)	Indebtedness consisting of Indebtedness issued by Clarke or any Restricted Subsidiary to future, current or former officers, managers, directors, consultants and employees of Clarke, its subsidiaries or its direct or indirect parent companies, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of Clarke or any direct or indirect parent company of Clarke to the extent described in clause (4) of the second paragraph under ‘‘—Restricted Payments’’;

(u)	Indebtedness, Disqualified Stock and Preferred Stock of Clarke or any Restricted Subsidiary not otherwise permitted under the Indenture in an aggregate principal amount or liquidation preference, which, when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (u) and then outstanding, does not at any one time outstanding exceed the sum of:

(1)	$125.0 million (it being understood that any Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (u)(1) shall cease to be deemed incurred or outstanding for purposes of this clause (u)(1) but shall be deemed incurred pursuant to the first paragraph of this covenant from and after the first date on which Clarke or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock pursuant to the first paragraph of this covenant without reliance on this clause (u)(1));plus

(2)	100% of the net cash proceeds received by Clarke since after the Issue Date from the issue or sale of Equity Interests of Clarke or cash contributed to the capital of Clarke (in each case, other than proceeds of Disqualified Stock or sales of Equity Interests to Clarke or any of its Subsidiaries) to the extent such net cash proceeds or cash have not been applied to make Restricted Payments or to make other investments, payments or exchanges pursuant to the second paragraph of the covenant described under ‘‘—Restricted Payments’’ or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (2) of the definition thereof);

(v)	Attributable Debt incurred by Clarke or any Restricted Subsidiary pursuant to Sale and Lease-Back Transactions of property (real or personal), equipment or other fixed or capital assets owned by Clarke or any Restricted Subsidiary as of the Issue Date or acquired by Clarke or any Restricted Subsidiary after the Issue Date in exchange for, or with the proceeds of the sale of, such assets owned by Clarke or any Restricted Subsidiary as of the Issue Date, provided that the aggregate amount of Attributable Debt incurred under this clause (v) at any time outstanding does not exceed $60.0 million; and

(w)	the incurrence by Clarke of Qualified Affiliate Debt.

For purposes of determining compliance with this ‘‘Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’ covenant, in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (a) through (w) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Clarke, in its sole discretion, will be permitted to classify such item of Indebtedness, Disqualified Stock or Preferred Stock on the date of its incurrence in any manner that complies with this covenant, or later divide, classify or reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant and such item of Indebtedness,

Disqualified Stock or Preferred Stock (or portion thereof, as applicable) will be treated as having been incurred pursuant to only such clause or clauses or the first paragraph of this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the Indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (a) of the definition of Permitted Debt.

The accrual of interest, the accretion or amortization of original issue discount, the payment or accretion of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of Preferred Stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Preferred Stock in the form of additional shares of the same class of Preferred Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Preferred Stock for purposes of this covenant. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Clarke or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)	the Fair Market Value of such assets at the date of determination; and

(b)	the amount of the Indebtedness of the other Person.

Limitation on Sale and Lease-Back Transactions

Clarke will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Lease-Back Transaction unless:

(1)	Clarke or such Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Lease-Back Transaction pursuant to the covenant described under ‘‘—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’ and (b) incurred a Lien to secure such Indebtedness without equally and ratably securing the notes pursuant to the covenant described under ‘‘—Liens’’;

(2)	the consideration received by Clarke or any Restricted Subsidiary in connection with that Sale and Lease-Back Transaction is in an amount not less than 80% of the Fair Market Value of the property that is the subject of that Sale and Lease-Back Transaction; and

(3)	such Sale and Lease-Back Transaction does not violate the covenant described above under the caption ‘‘—Repurchase at the Option of Holders — Asset Sales.’’

Liens

Clarke will not, and will not permit any of the Guarantors to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind on any asset now owned or hereafter acquired to secure obligations under any Indebtedness, except Permitted Liens, unless:

(1)	in the case of Liens securing Subordinated Indebtedness, the notes or the applicable Guarantee of a Guarantor, as the case may be, are secured by a Lien on such property or assets that is senior in priority to such Liens; and

(2)	in all other cases, the notes or the applicable Guarantee of a Guarantor, as the case may be, are equally and ratably secured;

provided that any Lien which is granted to secure the notes under this covenant shall be automatically discharged at the same time as the discharge of the Lien (other than through the exercise of remedies with respect thereto) that gave rise to the obligation to so secure the notes.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Clarke will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to Clarke or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits (it being understood that the priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

(2)	pay any Indebtedness owed to Clarke or any Restricted Subsidiary; or

(3)	sell, lease or transfer any of its properties or assets to Clarke or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Credit Agreement and any related documentation (including security documents) and Hedging Obligations;

(2)	the Indenture, the notes, the Exchange Notes, any Additional Notes or the Guarantees;

(3)	purchase money obligations for property acquired in the ordinary course of business and Capitalized Lease Obligations that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

(4)	applicable law, rule, regulation or order;

(5)	any agreement or other instrument governing Indebtedness or Capital Stock of a Person acquired by Clarke or any of its Restricted Subsidiaries as in effect at the time of such acquisition (but not created in connection therewith or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(6)	contracts for the sale of assets, including customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(7)	Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under ‘‘—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’ and ‘‘—Liens’’ that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(8)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(9)	other Indebtedness, Disqualified Stock or Preferred Stock of Restricted Subsidiaries permitted to be incurred after the Issue Date pursuant to the provisions of the covenant described under ‘‘—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’;

(10)	customary provisions in joint venture agreements and other similar agreements;

(11)	customary provisions contained in leases and other agreements entered into in the ordinary course of business;

(12)	restrictions created in connection with any Receivables Facility; provided that in the case of Receivables Facilities established after the Issue Date, such restrictions are necessary or advisable, in the good faith determination of Clarke, to effect such Receivables Facility;

(13)	restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase or other agreement to which Clarke or any of its Restricted Subsidiaries is a party entered into in the ordinary course of business; provided that such agreement prohibits the encumbrance of solely the property or assets of Clarke or such Restricted Subsidiary that are the subject of such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of Clarke or such Restricted Subsidiary or the assets or property of any other Restricted Subsidiary;

(14)	any instrument governing any Indebtedness or Capital Stock of a Person that is an Unrestricted Subsidiary as in effect on the date that such Person becomes a Restricted Subsidiary, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person who became a Restricted Subsidiary, or the property or assets of the Person who became a Restricted Subsidiary; provided that, in the case of Indebtedness, the incurrence of such Indebtedness as a result of such Person becoming a Restricted Subsidiary was permitted by the terms of the Indenture; and

(15)	any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) of the first paragraph above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (14) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of Clarke, not materially more restrictive with respect to such encumbrance and other restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; provided, further, that with respect to contracts, instruments or obligations existing on the Issue Date, any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are in the good faith judgment of Clarke not materially more restrictive with respect to such encumbrances and other restrictions than those contained in such contracts, instruments or obligations as in effect on the Issue Date.

Merger, Consolidation or Sale of Assets

(a) Clarke will not: (1) consolidate or merge with or into another Person (whether or not Clarke is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person, unless:

(1)	Clarke is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than Clarke) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation or limited liability company organized or existing under the laws of the United States of America, any state thereof, the District of Columbia, or any territory thereof (Clarke or such Person, as the case may be, being herein called the ‘‘Successor Company’’); provided, that if the Successor Company is not a corporation, a co-issuer of the notes will be a corporation;

(2)	the Successor Company, if other than Clarke, expressly assumes all the obligations of Clarke under the notes, the Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the trustee;

(3)	immediately after such transaction, no Default or Event of Default exists; and

(4)	immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period, either (i) Clarke or the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption ‘‘—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’ or (ii) the Fixed Charge Coverage Ratio for Clarke or the Successor Company and its respective Restricted Subsidiaries for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of such transaction would be equal to or greater than such ratio for Clarke and its Restricted Subsidiaries immediately prior to such transaction.

The Successor Company will succeed to, and be substituted for, Clarke under the Indenture and the notes, and Clarke will be released from its obligations thereunder. Notwithstanding this paragraph (a) of this ‘‘Merger, Consolidation or Sale of Assets’’ covenant:

(1)	any Restricted Subsidiary may consolidate with or merge into Clarke;

(2)	Clarke or any Restricted Subsidiary may transfer all or part of its properties and assets to a Guarantor; and

(3)	Clarke may merge with an Affiliate of Clarke incorporated solely for the purpose of reincorporating Clarke in another state of the United States of America so long as the amount of Indebtedness of Clarke and the Restricted Subsidiaries is not increased thereby.

(b)  Each Guarantor will not, and Clarke will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(1)	(a) such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a Person organized or existing under the laws of the United States of America, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the ‘‘Successor Guarantor’’); (b) the Successor Guarantor, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s Guarantee, pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the trustee; and (c) immediately after such transaction, no Event of Default exists; or

(2)	the transaction does not violate the covenant described under ‘‘—Repurchase at the Option of Holders—Asset Sales’’ or is not an Asset Sale pursuant to the definition thereof.

The Successor Guarantor will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee, and the Guarantor will be released from its obligations thereunder.

(c) Notwithstanding paragraphs (a) and (b) of this ‘‘Merger, Consolidation or Sale of Assets’’ covenant, any Guarantor may (x) merge into or sell, assign, transfer, lease, convey or otherwise dispose of (each such action being referred to in this paragraph as a ‘‘transfer’’) all or part of its properties and assets to another Guarantor or Clarke, (y) transfer all or part of its properties and assets to a Restricted Subsidiary that is not a Guarantor in a transaction that (i) does not violate the covenant described under ‘‘—Repurchase at the Option of Holders—Asset Sales,’’ or is not an Asset Sale pursuant to the definition thereof or (ii) comprised of one or more non-exclusive licenses of intellectual property for fair value (as determined in good faith by Clarke), or (z) transfer all or part of its properties and assets to a Restricted Subsidiary that is not a Guarantor; provided that any transfer made pursuant to this clause (z) satisfies the following conditions:

(1)	the transferor receives consideration at the time of such transfer at least equal to the fair value (as determined in good faith by Clarke) of the properties and assets transferred, such consideration to be in the form of cash, Cash Equivalents and/or one or more promissory notes made by the transferee to the transferor;

(2)	the Capital Stock of the transferee is owned by Clarke or a Restricted Subsidiary, or by a Restricted Subsidiary the Capital Stock of which is owned by Clarke or another Restricted Subsidiary;

(3)	the transferee (and, if the Capital Stock of the transferee is owned by a Foreign Subsidiary, such owner) agrees in writing not to incur any Indebtedness or Preferred Stock other than:

(a)	pursuant to clauses (e), (f), (g), (i), (j), (l), (p) or (q) of the second paragraph of the covenant entitled ‘‘—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’,

(b)	Indebtedness in the nature of deferred purchase price of any property (including Capitalized Lease Obligations) permitted pursuant to the covenant entitled ‘‘—Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’ and

(c)	other Indebtedness other than for borrowed money; and

(4)	with respect to any property and assets that are owned by Clarke or a Guarantor on the Issue Date and subsequently transferred in reliance on this clause (z),

(a)	the fair value of such property and assets as of the date of such transfer (as determined in good faith by Clarke and evidenced by a certificate of a Responsible Officer delivered to the trustee not less than five Business Days (or such shorter time as the trustee may agree) prior to such transfer), plus

(b)	the fair value of any other property or assets previously transferred in reliance on this clause (z) as of their respective dates of transfer (as determined in good faith by Clarke), minus

(c)	the aggregate amount of payments of principal made on or before the date of the transfer in question with respect to all promissory notes previously delivered pursuant to this clause (z) shall not exceed $175.0 million.

Notwithstanding the foregoing, the Transactions will be permitted without compliance with this ‘‘Merger, Consolidation or Sale of Assets’’ covenant.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more of the Restricted Subsidiaries in one or more related transactions (other than to Clarke or a Guarantor), which properties and assets, if held by Clarke, instead of such Restricted Subsidiaries, would constitute all or substantially all of the properties and assets of Clarke and its Restricted Subsidiaries on a consolidated basis (other than to Clarke or a Guarantor), shall be deemed to be the transfer of all or substantially all of the properties and assets of Clarke.

Transactions with Affiliates

Clarke will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Clarke (each, an ‘‘Affiliate Transaction’’) involving aggregate payments or consideration in excess of $10.0 million, unless:

(1)	the Affiliate Transaction is on terms that are not materially less favorable to Clarke or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Clarke or such Restricted Subsidiary with a Person who is not an Affiliate of Clarke or such Restricted Subsidiary; and

(2)	Clarke delivers to the trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $30.0 million, a resolution of the Board of Directors of Clarke approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (1) above.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	transactions between or among Clarke or any of the Restricted Subsidiaries;

(2)	Restricted Payments permitted by the provisions of the Indenture described above under the covenant ‘‘—Restricted Payments’’ and the definition of ‘‘Permitted Investments’’;

(3)	the issuance or transfer of Equity Interests (other than Disqualified Stock) of Clarke to any Permitted Holder or to any director, manager, officer, employee or consultant of Clarke, its subsidiaries or any direct or indirect parent company thereof (or their estates, spouses or former spouses);

(4)	the payment of reasonable and customary fees and other compensation paid to, and indemnities provided on behalf of, officers, directors, managers, employees or consultants of Clarke, any of its direct or indirect parent companies or any Restricted Subsidiary;

(5)	payments or loans (or cancellations of loans) to officers, managers, directors, consultants and employees of Clarke, any of its direct or indirect parent companies or any Restricted Subsidiary and employment agreements, stock option plans and other compensatory or benefit arrangements with such officers, managers, directors, consultants and employees that are, in each case, approved by Clarke in good faith;

(6)	transactions in which Clarke or any Restricted Subsidiary, as the case may be, delivers to the trustee a letter from an Independent Financial Advisor stating that such transaction is fair to Clarke or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (1) of the first paragraph of this section;

(7)	transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are fair to Clarke and the Restricted Subsidiaries, in the good faith determination of the Board of Directors or the senior management of Clarke, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(8)	any agreement, instrument or arrangement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the holders when taken as a whole in any material respect as compared to the applicable agreement as in effect on the Issue Date as reasonably determined in good faith by Clarke);

(9)	payments by Clarke or any Restricted Subsidiary to any of the Parents for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which payments are approved by a majority of the members of the Board of Directors of Clarke in good faith;

(10)	the existence of, or the performance by Clarke or any of the Restricted Subsidiaries of its obligations under the terms of, any agreement with the stockholders of Clarke or any direct or indirect parent of Clarke or its equivalent (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by Clarke or any Restricted Subsidiary of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (10) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement are not otherwise more disadvantageous to the holders when taken as a whole in any material respect than the terms of the original agreement in effect on the Issue Date as reasonably determined in good faith by Clarke;

(11)	the transactions among and the payment of all premiums, fees and expenses related to the transactions by Clarke and its Restricted Subsidiaries described in the Offering Circular under the caption entitled ‘‘The Transactions’’;

(12)	investments by the Parents in securities of Clarke or any of its Restricted Subsidiaries so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5.0% of the proposed or outstanding issue amount of such class of securities;

(13)	sales or repurchases of accounts receivable, payment intangibles and related assets or participations therein, in connection with, or any other transactions relating to, any Receivables Facility;

(14)	any transaction pursuant to which MFW or any of its Affiliates provides Clarke and/or its Restricted Subsidiaries, at their request and at the cost to MFW, with services, including services to be purchased from third-party providers, such as legal and accounting, tax, consulting, financial advisory, corporate governance, insurance coverage and other services;

(15)	the issuance of Qualified Affiliate Debt and the transactions in connection therewith;

(16)	any transaction contemplated by clauses (9), (15) or (16) of the second paragraph of the covenant entitled ‘‘—Restricted Payments’’;

(17)	any transaction with an Affiliate in which the consideration paid by Clarke or any Restricted Subsidiary consists only of Equity Interests of Clarke;

(18)	any merger, consolidation or reorganization of Clarke with an Affiliate of Clarke solely for the purpose of (a) reorganizing to facilitate an initial public offering of securities of Clarke or a direct or indirect parent of Clarke, (b) forming or collapsing a holding company structure or (c) reincorporating Clarke in a new jurisdiction; and

(19)	payments to or from, and transactions with, any joint venture in the ordinary course of business.

Limitations on Guarantees of Indebtedness by Restricted Subsidiaries

Clarke will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (or any non-Wholly-Owned Subsidiaries if such non-Wholly-Owned Subsidiaries guarantee other capital markets debt securities of Clarke or any Guarantor), other than a Guarantor or an Immaterial Subsidiary, to guarantee the payment of any Indebtedness of Clarke or any other Guarantor unless:

(1)	such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of Clarke or any Guarantor, that is by its express terms subordinated in right of payment to the notes or such Guarantor’s Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the notes; and

(2)	such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against Clarke or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee prior to payment in full of the notes;

provided that this covenant shall not be applicable to (x) any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or (y) any guarantee of any Restricted Subsidiary that was incurred at the time such Person became a Restricted Subsidiary, in connection with Indebtedness that (A) existed at such time or the proceeds of which were used to make such acquisition and (B) that is permitted to be secured by clause (18), (28) or (29) of the definition of Permitted Liens or clause (17) of the definition of Permitted Liens (but only to the extent relating to the refinancing, refunding, extension, renewal or replacement of the Liens permitted under any of the foregoing clauses).

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, Clarke will furnish to the holders of notes and the trustee within the time periods specified in the SEC’s rules and regulations:

(1)	all quarterly and annual reports that would be required to be filed or furnished with the SEC on Forms 10-Q and 10-K if Clarke were required to file or furnish such reports; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if Clarke were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on Clarke’s consolidated financial statements by Clarke’s certified independent accountants. In addition, following the consummation of the exchange offer contemplated by the Registration Rights Agreement, Clarke will file or furnish, as applicable, a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing).

If, at any time after consummation of the exchange offer contemplated by the Registration Rights Agreement, Clarke is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Clarke will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. Clarke will not take any action for the purpose of causing the SEC not to accept any such filings.

In addition, Clarke agrees that, for so long as any notes remain outstanding, if at any time it is not required to file with the SEC the reports required by the preceding paragraphs, it will furnish to the holders of notes and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

If at any time the notes are guaranteed by a direct or indirect parent of Clarke, and such company has complied with the reporting requirements of Section 13 or 15(d) of the Exchange Act, if applicable, and has furnished the holders of notes, or filed with the SEC, the reports described herein with respect to such company, as applicable (including any financial information required by Regulation S-X under the Securities Act), Clarke shall be deemed to be in compliance with the provisions of this covenant. Any information filed with, or furnished to, the SEC shall be deemed to have been made available to the trustee and the registered holders of the notes. The subsequent filing or making available of any report required by this covenant shall be deemed automatically to cure any Default or Event of Default resulting from the failure to file or make available such report within the required time frame.

Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the Registered Exchange Offer (as defined in the Registration Rights Agreement) or the effectiveness of the Shelf Registration Statement (as defined in the Registration Rights Agreement) by the filing with the SEC of the Exchange Offer Registration Statement (as defined in the Registration Rights Agreement) or Shelf Registration Statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act.

Any subsequent restatement of financial statements shall have no retroactive effect for purposes of calculations previously made pursuant to the covenants contained in the Indenture.

Events of Default and Remedies

Each of the following is an ‘‘Event of Default’’:

(1)	default for 30 days in the payment, when due and payable, of interest on, or Additional Interest, if any, with respect to, the notes;

(2)	default in the payment, when due and payable (at maturity, upon redemption or otherwise), of the principal of, or premium, if any, on, the notes;

(3)	failure by Clarke or any Guarantor for 60 days after receipt of written notice given by the trustee or the holders of at least 30% in principal amount of the then outstanding notes issued under the Indenture to comply with any of its other agreements in the Indenture or the notes;

(4)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Clarke or any of the Guarantors (or the payment of which is guaranteed by Clarke or any of the Guarantors), whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default both:

(a)	(i) is caused by a failure to pay principal of such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a ‘‘Payment Default’’), or (ii) relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated final maturity; and

(b)	the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $40.0 million or more at any one time outstanding;

(5)	failure by Clarke or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $40.0 million and not covered by insurance, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6)	certain events of bankruptcy or insolvency with respect to Clarke or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary); or

(7)	the Guarantee of any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) shall for any reason cease to be in full force and effect or be declared null and void or any Responsible Officer of any Guarantor that is a Significant Subsidiary (or the Responsible Officers of any group of Subsidiaries that together would constitute a Significant Subsidiary), as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Clarke, any Restricted Subsidiary of Clarke that is a Significant Subsidiary or any group of Restricted Subsidiaries of Clarke that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 30% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting Payment Default) shall be annulled, waived and rescinded automatically and without any action by the trustee or the holders if, within 20 days after such Event of Default arose,

(x)	the Indebtedness or guarantee that is the basis for such Event of Default has been discharged,

(y)	the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or

(z)	the default that is the basis for such Event of Default has been cured.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Additional Interest, if any.

Subject to the provisions of the Indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any holders of notes unless such holders have offered to the trustee indemnity or security satisfactory to the trustee against any loss, liability or expense.

Except to enforce the right to receive payment of principal, premium, if any, or interest or Additional Interest, if any, when due, no holder of a note may pursue any remedy with respect to the Indenture or the notes unless:

(1)	such holder has previously given the trustee notice that an Event of Default is continuing;

(2)	holders of at least 30% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3)	such holders have offered the trustee security or indemnity reasonably satisfactory to the trustee against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium or Additional Interest, if any, on, or the principal of, the notes.

Clarke is required to deliver to the trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, within 10 business days Clarke is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees, Stockholders or Controlling Persons

No director, officer, employee, incorporator, stockholder or controlling person of Clarke or any Guarantor or any of their parent companies, as such, will have any liability for any obligations of Clarke or the Guarantors under the notes, the Indenture, the Guarantees, the Registration Rights Agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Clarke may at any time, at its option, elect to have all of its obligations discharged with respect to the outstanding notes of any particular series and all obligations of the Guarantors discharged with respect to their Guarantees and such series of notes (to the extent they are Co-Issuers) (‘‘Legal Defeasance’’) except for:

(1)	the rights of holders of outstanding notes of such series to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on, such notes when such payments are due from the Funds in Trust referred to below;

(2)	Clarke’s obligations with respect to such series of notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and Clarke’s and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the Indenture.

In addition, Clarke may, at its option and at any time, elect to have the obligations of Clarke and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the Indenture (‘‘Covenant Defeasance’’) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to any particular series of notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under ‘‘Events of Default and Remedies’’ will no longer constitute an Event of Default with respect to the notes. In addition the Guarantees will be terminated and released and the Guarantors discharged with respect to their Guarantees and such series of notes (to the extent they are Co-Issuers) upon a Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	Clarke must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the series of notes being defeased, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities (‘‘Funds in Trust’’), in amounts as will be sufficient to pay the principal of, or interest and premium and Additional Interest, if any, on, the outstanding notes of such series on the stated date for payment thereof or on the applicable redemption date, as the case may be, and Clarke must specify whether such notes are being defeased to such stated date for payment or to a particular redemption date;

(2)	in the case of Legal Defeasance, Clarke must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Clarke has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes being defeased will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, Clarke must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes being defeased will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to the Funds in Trust);

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which Clarke or any of its Restricted Subsidiaries is a party or by which Clarke or any of its Restricted Subsidiaries is bound;

(6)	Clarke must deliver to the trustee an Officers’ Certificate stating that the deposit was not made by Clarke with the intent of preferring the holders of the notes being defeased over the other creditors of Clarke with the intent of defeating, hindering, delaying or defrauding any creditors of Clarke or others; and

(7)	Clarke must deliver to the trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance, as applicable, have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, the notes or the Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the Indenture or the notes or the Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes); provided that (i) if any amendment, waiver or other modification would disproportionately and adversely affect the fixed rate notes or the floating rate notes, such amendment, waiver or modification shall also require the consent of the holders of at least a majority in aggregate principal amount of the then outstanding fixed rate notes or floating rate notes, as the case may be, and (ii) if any amendment, waiver or other modification would only affect the fixed rate notes or the floating rate notes, only the consent of the holders of at least a majority in aggregate principal amount of the then outstanding fixed rate notes or floating rate notes, as the case may be, will be required.

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or extend the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption ‘‘—Repurchase at the Option of Holders’’);

(3)	reduce the rate of or extend the time for payment of interest, including default interest, on any note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, or Additional Interest, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the Payment Default that resulted from such acceleration) or in respect of a covenant or provision contained in the Indenture or any Guarantee that cannot be amended or modified without the consent of all holders;

(5)	make any note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of notes to receive payment of principal of, or interest or premium or Additional Interest, if any, on, the notes;

(7)	except as otherwise permitted by the Indenture, release the Guarantee of any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary);

(8)	make any change in these amendment and waiver provisions; or

(9)	impair the right of any holder to receive payment of principal of, or interest on, such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s notes.

Notwithstanding the preceding, without the consent of any holder of notes, Clarke, the Guarantors and the trustee may amend or supplement the Indenture, the notes or the Guarantees:

(1)	to cure any ambiguity, defect, inconsistency or omission;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of Clarke’s, a Co-Issuer’s or a Guarantor’s obligations to holders of notes and Guarantees in the case of a merger or consolidation or sale of all or substantially all of Clarke’s, such Co-Issuer’s or such Guarantor’s assets, as applicable;

(4)	to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the Indenture of any such holder;

(5)	to add covenants for the benefit of the holders or to surrender any right or power conferred upon Clarke or a Guarantor;

(6)	to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(7)	to conform the text of the Indenture, the Guarantees or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the Indenture, the Guarantees or the notes;

(8)	to provide for the issuance of Additional Notes or Exchange Notes in accordance with the limitations set forth in the Indenture as of the Issue Date;

(9)	to allow any Guarantor or other obligor to execute a supplemental indenture and/or a Guarantee with respect to the notes;

(10)	to release a Guarantor or Co-Issuer as provided in the Indenture;

(11)	to make any amendment to the provisions of the Indenture relating to the transfer and legending of notes provided, however, that (a) compliance with the Indenture as so amended would not result in notes being transferred in violation of the Securities Act or any applicable securities law and (b) such amendment does not materially and adversely affect the rights of holders to transfer notes;

(12)	to evidence and provide the acceptance of the appointment of a successor trustee under the Indenture; or

(13)	to comply with the rules of any applicable securities depositary.

The consent of the holders of notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment to the Indenture becomes effective, Clarke will be required to mail to the holders of notes a notice briefly describing such amendment.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all notes of any particular series issued thereunder, when:

(1)	either:

(a)	all notes of such series that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Clarke, have been delivered to the trustee for cancellation; or

(b)	all notes of such series that have not been delivered to the trustee for cancellation (i) have become due and payable by reason of the mailing of a notice of redemption or otherwise or (ii) will become due and payable within one year, and Clarke or any Guarantor have irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of such holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on such notes not delivered to the trustee for cancellation, including principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption (for the avoidance of doubt, in the case of a discharge that occurs in connection with a redemption that is to occur on a Make-Whole Redemption Date, the amount to be deposited shall be the amount that, as of the date of such deposit, is deemed reasonably sufficient to make such payment and discharge on the Make-Whole Redemption Date, in the good-faith determination of the Board of Directors of Clarke pursuant to a Board Resolution and as evidenced by an Officer’s Certificate);

(2)	no Default or Event of Default with respect to such notes has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument (other than the Indenture) to which Clarke or any Guarantor is a party or by which Clarke or any Guarantor is bound;

(3)	Clarke has paid or caused to be paid all sums payable by Clarke under the Indenture with respect to such series of Notes; and

(4)	Clarke has delivered irrevocable instructions to the trustee under the Indenture to apply the deposited money toward the payment of such notes at maturity or on the redemption date, as the case may be.

In addition, Clarke must deliver an Officers’ Certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of Clarke or any Guarantor, the Indenture will limit the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the Indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The Indenture will provide that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity reasonably satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the Indenture without charge by writing to Harland Clarke Holdings Corp., 2939 Miller Road, Decatur, Georgia 30035, Attention: Treasurer.

Book-Entry, Delivery and Form

Except as described below, we will initially issue the exchange notes in the form of one or more registered exchange notes in global form without coupons. We will deposit each global note on the date of the closing of this exchange offer with, or on behalf of, The Depository Trust Company (‘‘DTC’’) and register the exchange notes in the name of The Depository Trust Company or its nominee, or will leave these notes in the custody of the trustee.

Depository Trust Company Procedures

For your convenience, the following description of the operations and procedures of DTC, the Euroclear System and Clearstream Banking, S.A. are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Clarke takes no responsibility for these operations and procedures and urges investors to contact the system or its participants directly to discuss these matters.

DTC has advised Clarke that DTC is a limited-purpose trust company created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in those securities between its participants through electronic book entry changes in the accounts of these participants. These direct participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and other organizations. Access to DTC’s system is also indirectly available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a direct or indirect, custodial relationship with a direct participant. DTC may hold securities beneficially owned by other persons only through its participants and the ownership interests and transfers of ownership interests of these other persons will be recorded only on the records of the participants and not on the records of DTC.

DTC has also advised Clarke that, in accordance with its procedures,

(1) upon deposit of the global notes, it will credit the accounts of the direct participants with an interest in the global notes, and

(2) it will maintain records of the ownership interests of these direct participants in the global notes and the transfer of ownership interests by and between direct participants.

DTC will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, indirect participants or other owners of beneficial interests in the global notes. Both direct and indirect participants must maintain their own records of ownership interests of, and the transfer of ownership interests by and between, indirect participants and other owners of beneficial interests in the global notes.

Investors in the global notes may hold their interests in the notes directly through DTC if they are direct participants in DTC or indirectly through organizations that are direct participants in DTC. Investors in the global notes may also hold their interests in the notes through Euroclear and Clearstream if they are direct participants in those systems or indirectly through organizations that are participants in those systems. Euroclear and Clearstream will hold omnibus positions in the global notes on behalf of the Euroclear participants and the Clearstream participants, respectively, through customers’ securities accounts in Euroclear’s and Clearstream’s names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A. and The Chase Manhattan Bank, N.A., as operators of Clearstream. These depositories, in turn, will hold these positions in their names on the books of DTC. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of those systems.

The laws of some states require that some persons take physical delivery in definitive certificated form of the securities that they own. This may limit or curtail the ability to transfer beneficial interests in a global note to these persons. Because DTC can act only on behalf of direct participants, which in turn act on behalf of indirect participants and others, the ability of a person having a beneficial interest in a global note to pledge its interest to persons or entities that are not direct participants in DTC or to otherwise take actions in respect of its interest, may be affected by the lack of physical certificates evidencing the interests.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders of these notes under the indenture for any purpose.

Payments with respect to the principal of and interest on any notes represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note representing these notes under the indenture. Under the terms of the indenture, the Guarantors and the trustee will treat the person in whose names the notes are registered, including notes represented by global notes, as the owners of the notes for the purpose of receiving payments and for any and all other purposes whatsoever. Payments in respect of the principal and interest on global notes registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee as the registered holder under the indenture. Consequently, none of Clarke, any Guarantor, the trustee or any agents of Clarke, any Guarantor or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any direct or indirect participant’s records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any direct or indirect participant’s records relating to the beneficial ownership interests in any global note or

(2) any other matter relating to the actions and practices of DTC or any of its direct or indirect participants.

DTC has advised Clarke that its current practice, upon receipt of any payment in respect of securities such as the notes, including principal and interest, is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the security as shown on its records, unless it has reasons to believe that it will not receive payment on the payment date. Payments by the direct and indirect participants to the beneficial owners of interests in the global note will be governed by standing instructions and customary practice and will be the responsibility of the direct or indirect participants and will not be the responsibility of DTC, the trustee, Clarke or any of its Restricted Subsidiaries.

None of Clarke, any of its Restricted Subsidiaries or the trustee will be liable for any delay by DTC or any direct or indirect participant in identifying the beneficial owners of the notes and Clarke, its Restricted Subsidiaries and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised Clarke that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of the portion of the aggregate principal amount of the notes as to which the participant or participants has or have given that direction. However, if there is an event of default with respect to the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form and to distribute them to its participants.

Although DTC, Euroclear and Clearstream have agreed to these procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform these procedures and may discontinue them at any time. None of Clarke, any of its Restricted Subsidiaries, the trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

For purposes of payment, transfer and exchange, the floating rate notes and the fixed rate notes will be treated as separate series of notes.

Exchange of Global Notes for Certificated Notes

A global note is exchangeable for definitive notes in registered certificated form if:

(1)	DTC (a) notifies Clarke that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, Clarke fails to appoint a successor depositary;

(2)	Clarke, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; provided that in no event shall the Regulation S Temporary Global Note be exchanged for Certificated Notes prior to (a) the expiration of the Restricted Period and (b) the receipt of any certificates required under the provisions of Regulation S; or

(3)	there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same Day Settlement

Clarke expects that the interests in the global notes will be eligible to trade in DTC’s Same-Day Funds Settlement System. As a result, secondary market trading activity in these interests will settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Clarke expects that secondary trading in any certificated notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised Clarke that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Payment

The indenture requires that payments in respect of the notes represented by global notes, including principal and interest, be made by wire transfer of immediately available funds to the accounts specified by the holder of the global notes. With respect to notes in certificated form, Clarke will make all payments of principal and interest on the notes at Clarke’s office or agency maintained for that purpose. This office will initially be the office of the Paying Agent maintained for that purpose. At Clarke’s option however, we may make these installments of interest by

(1) check mailed to the holders of notes at their respective addresses provided in the register of holder of notes or

(2) transfer to an account maintained by the payee.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

‘‘Acquired Debt’’ means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

‘‘Additional Interest’’ means all Additional Interest then owing pursuant to the Registration Rights Agreement.

‘‘Affiliate’’ of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, ‘‘control’’ (including, with correlative meanings, the terms ‘‘controlling,’’ ‘‘controlled by’’ and ‘‘under common control with’’), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

‘‘Applicable LIBOR Rate’’ means, for each interest period with respect to the floating rate notes, the rate determined by Clarke (notice of such rate to be sent to the trustee on the date of determination thereof) equal to the greater of (a) 1.250% or (b) the applicable British Bankers’ Association LIBOR rate for deposits in U.S. dollars for a period of three months as reported by any generally recognized financial information service as of 11:00 a.m. (London time) two business days prior to the first day of such interest period; provided that if no such British Bankers’ Association LIBOR rate is available to Clarke, the Applicable LIBOR Rate for the relevant interest period shall instead be the rate at which Credit Suisse Securities (USA) LLC or one of its affiliate banks offers to place deposits in U.S. dollars with first-class banks in the London interbank market for a period of six months as of approximately 11:00 a.m. (London time) two business days prior to the first day of such interest period, in amounts equal to $1.0 million.

‘‘Applicable Premium’’ means, with respect to any note on any Make-Whole Redemption Date, the greater of:

(1)	1.0% of the principal amount of the note; or

(2)	the excess of:

(a)	the present value at such redemption date of (i) the redemption price of such floating rate note at May 15, 2009 or such fixed rate note at May 15, 2011, as the case may be (each such redemption price being set forth in the tables appearing above under the caption ‘‘Optional Redemption’’), plus (ii) all required interest payments due on such floating rate note through May 15, 2009 or such fixed rate note through May 15, 2011, as the case may be (assuming with respect to floating rate notes, that the rate of interest on the floating rate notes for the period from the redemption date through May 15, 2009 will be equal to the rate of interest on the floating rate notes in effect on the date on which the applicable notice of redemption is given) excluding accrued but unpaid interest to the Make-Whole Redemption Date, computed using a discount rate equal to the Treasury Rate as of such Make-Whole Redemption Date plus 50 basis points; over

(b)	the principal amount of the note.

‘‘Asset Sale’’ means:

(1)	the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of Clarke or any Restricted Subsidiary (each referred to in this definition as a ‘‘disposition’’); and

(2)	the issuance or sale of Equity Interests of any Restricted Subsidiary (other than directors’ qualifying shares), whether in a single transaction or a series of related transactions.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(a)	a disposition of cash, Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment, vehicles or other similar assets in the ordinary course of business or any disposition of inventory or goods held for sale in the ordinary course of business or any disposition of assets no longer used or useful or necessary in the conduct of the business of Clarke and its Restricted Subsidiaries;

(b)	the disposition of all or substantially all of the assets of Clarke or a Guarantor in a manner permitted pursuant to the provisions described above under ‘‘Certain Covenants—Merger, Consolidation or Sale of Assets’’ or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c)	the making of any Permitted Investment or the making of any Restricted Payment that is not prohibited by the covenant described under ‘‘Certain Covenants— Restricted Payments’’;

(d)	any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate Fair Market Value of less than $7.5 million;

(e)	any disposition of property or assets or issuance or transfer of securities by a Restricted Subsidiary to Clarke or by Clarke or a Restricted Subsidiary to a Restricted Subsidiary;

(f)	to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g)	the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(h)	any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i)	foreclosures on assets;

(j)	sales of accounts receivable, payment intangibles and related assets, or participations therein, in connection with any Receivables Facility;

(k)	the unwinding of any Hedging Obligations;

(l)	the sale or grant of licenses or sub-licenses of intellectual property entered into in the ordinary course of business;

(m)	creation or realization of Liens that are permitted to be incurred by the Indenture;

(n)	any transfer of property or assets that is a surrender or waiver of a contract right or a settlement, surrender or release of a contract or tort claim;

(o)	dispositions in connection with Sale and Lease-Back Transactions permitted by ‘‘Certain Covenants—Limitation on Sale and Lease-Back Transactions;’’ and

(p)	dispositions of Investments in joint ventures to the extent required by, or made pursuant to customary buy/sell arrangements between, the joint venture parties set forth in joint venture agreements and similar binding agreements.

‘‘Asset Sale Offer’’ has the meaning assigned to that term in the Indenture governing the notes.

‘‘Attributable Debt’’ in respect of a Sale and Lease-Back Transaction means, at the time of determination, the present value (discounted at the interest rate implicit in such transaction, determined in accordance with GAAP) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended); provided, however, that if such Sale and Lease-Back Transaction results in a Capitalized Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of ‘‘Capitalized Lease Obligation.’’

‘‘Attributable Receivables Facility Debt’’ means, at any time, the principal amount of any Receivables Facility outstanding at such time; provided that in the case of a multi-seller Receivables Facility, the amount of ‘‘Attributable Receivables Facility Debt’’ shall be the portion of the principal amount of such Receivables Facility attributable (as determined in good faith by Clarke) to any receivables or payment intangibles transferred by Clarke or any Restricted Subsidiary in support of such Receivables Facility at or prior to such time and still outstanding.

‘‘Board of Directors’’ means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof;

(2)	with respect to a partnership the general partner of which is a corporation, the board of directors of the general partner of the partnership or any committee thereof;

(3)	with respect to a limited liability company, any managing member thereof or, if managed by managers, the board of managers or any committee thereof; and

(4)	with respect to any other Person, the board or committee of such Person (or such Person’s general partner, manager or equivalent) serving a similar function.

‘‘Board Resolution’’ means, with respect to Clarke, a duly adopted resolution of the Board of Directors of Clarke or any committee thereof.

‘‘Business Day’’ means each day that is not a Legal Holiday.

‘‘Capital Stock’’ means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

‘‘Capitalized Lease Obligation’’ means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

‘‘Cash Equivalents’’ means:

(1)	United States dollars, Canadian dollars, Japanese yen, pounds sterling, euro or, in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2)	securities issued or directly and fully and unconditionally guaranteed or insured by the government of the United States of America or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(3)	certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $250.0 million;

(4)	repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having at least P-1 by Moody’s or at least A-1 by S&P and in each case maturing within 12 months after the date of issuance thereof;

(6)	investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (5) above;

(7)	readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition; and

(8)	Indebtedness or Preferred Stock issued by Persons with a rating of ‘‘A’’ or higher from S&P or ‘‘A2’’ or higher from Moody’s with maturities of 12 months or less from the date of acquisition.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clause (1) above; provided that such amounts are converted into one or more of the currencies set forth in clause (1) above as promptly as practicable and in any event within ten (10) Business Days following the receipt of such amounts

‘‘Cash Management Obligations’’ means any obligations of Clarke or any of its Restricted Subsidiaries in respect of any arrangement for treasury, depositary or cash management services provided to Clarke or any of its Restricted Subsidiaries in connection with any transfer or disbursement of funds through an automated clearinghouse or on a same day or immediate or accelerated availability basis.

‘‘Change of Control’’ means the occurrence of any of the following:

(1)	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of Holdings, Clarke and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder;

(2)	Clarke becoming aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision), other than any of the Permitted Holders, in a single transaction or in a series of related transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of Clarke; or

(3)	the Board of Directors of Clarke ceasing to consist of a majority of Continuing Directors.

Notwithstanding the foregoing, (A) any holding company whose only significant asset is Equity Interests of Holdings or Clarke or any of their direct or indirect parent companies shall not itself be considered a ‘‘Person’’ or ‘‘group’’ for purposes of clause (2) above; (B) the term ‘‘Change of Control’’ shall not include a merger or consolidation of Clarke or Holdings with or the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of Clarke’s or Holdings’ assets to, an Affiliate incorporated or organized solely for the purpose of reincorporating or reorganizing Clarke or Holdings in another jurisdiction and/or for the sole purpose of forming or collapsing a holding company structure; and (C) a ‘‘Person’’ or ‘‘group’’ shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement (or voting or option agreement related thereto) until the consummation of the transactions contemplated by such agreement.

‘‘Change of Control Offer’’ has the meaning assigned to that term in the Indenture governing the notes.

‘‘Clarke’’ has the meaning set forth in the first paragraph under ‘‘General’’; provided that when used in the context of determining the fair market value of an asset or liability under the Indenture, ‘‘Clarke’’ shall, unless otherwise expressly stated, be deemed to mean the Board of Directors of Clarke when the fair market value of such asset or liability is equal to or in excess of $30.0 million.

‘‘consolidated’’ means, with respect to any Person, such person consolidated with its Subsidiaries, excluding from such consolidation any Receivables Subsidiary and any Unrestricted Subsidiary as if such Receivables Subsidiary or Unrestricted Subsidiary were not an Affiliate of such Person, unless otherwise specifically indicated.

‘‘Consolidated Depreciation and Amortization Expense’’ means with respect to any Person for any period, the sum of (i) the total amount of depreciation and amortization expense, including the amortization of deferred financing fees and other related noncash charges of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP and (ii) to the extent not included in clause (i), the amount of amortization expense related to capitalized pre-paid incentive payments (which pre-paid incentive payments may also be recorded as ‘‘upfront contract acquisition costs’’).

‘‘Consolidated Interest Expense’’ means, with respect to any Person for any period, the sum, without duplication, of:

(1)	consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers’ acceptances, (c) noncash interest payments (but excluding any noncash interest expense attributable to the movement in the mark-to-market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (i) Additional Interest, (ii) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (iii) any expensing of bridge, commitment and other financing fees, (iv) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility, (v) any redemption premiums, prepayment fees, other charges or penalties incurred in connection with the Transactions and (vi) any premiums, fees or other charges incurred in connection with the refinancing of the Existing Credit Agreements or the Tender Offer (in each case of (i) through (vi), to the extent included in any of the foregoing items (a) through (e))), plus

(2)	consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, less

(3)	interest income for such period and net receipts, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

‘‘Consolidated Leverage Ratio’’ means, with respect to any Person as of any date of determination, the ratio of (x) the excess of (i) Consolidated Total Indebtedness of such Person as of the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur over (ii) an amount equal to the lesser of (a) the amount of cash and Cash Equivalents of Clarke and its Restricted Subsidiaries on such date that are free and clear of any Lien (other than non-consensual Permitted Liens and Permitted Liens of the type set forth in clauses (22) through (25) of the definition thereof) and (b) $40.0 million to (y) the aggregate amount of EBITDA of such Person for the period of the most recently ended four full consecutive fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of ‘‘Fixed Charge Coverage Ratio’’.

‘‘Consolidated Net Income’’ means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided that, without duplication,

(1)	any net after-tax restructuring expense or extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including relating to severance, relocation, one-time compensation charges and the Transactions) shall be excluded,

(2)	the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period, whether effected through a cumulative effect adjustment or a retroactive application in each case in accordance with GAAP,

(3)	any net after-tax income (loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed or discontinued operations shall be excluded,

(4)	any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or the sale or other disposition of any Capital Stock of any Person other than in the ordinary course of business, as determined in good faith by Clarke, shall be excluded,

(5)	the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary or a Receivables Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of Clarke shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

(6)	solely for the purpose of determining the amount available for Restricted Payments under clause (c)(1) of the first paragraph of ‘‘Certain Covenants—Restricted Payments,’’ the Net Income for such period of any Restricted Subsidiary (other than any Subsidiary Guarantor) shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided that Consolidated Net Income of Clarke will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to Clarke or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

(7)	any increase in amortization or depreciation or other noncash charges (including, without limitation, any non-cash fair value adjustment of inventory) resulting from the application of purchase accounting in relation to the Transactions or any other acquisition that is consummated after the Issue Date, net of taxes, shall be excluded,

(8)	any net after-tax income (loss) from Hedging Obligations or Cash Management Obligations and the application of Statement of Financial Accounting Standards No. 133 or other derivative instruments or from the extinguishment of Indebtedness shall be excluded,

(9)	any net after-tax impairment charge or asset write-off, in each case pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP shall be excluded,

(10)	any net after-tax noncash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights to officers, directors, employees, managers or consultants shall be excluded,

(11)	any non-cash cost related to the termination of any employee pension benefit plan, together with any related provision for taxes on any such termination (or the tax effect of any such termination) shall be excluded,

(12)	any deferred financing costs amortized or written off, and premiums and prepayment penalties paid in connection with the Transactions or any other acquisition or disposition that is consummated after the Issue Date shall be excluded,

(13)	any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness shall be excluded, and

(14)	any charges resulting from the application of Statement of Financial Accounting Standards No. 141 ‘‘Business Combinations’’, No. 142 ‘‘Goodwill and Other Intangible Assets’’, No. 144 ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’ or No. 150 ‘‘Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity’’ shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under ‘‘Certain Covenants—Restricted Payments’’ only (other than clause (c)(4) thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by Clarke and the Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from Clarke and the Restricted Subsidiaries, any repayments of loans and advances that constitute Restricted Investments by Clarke or any Restricted Subsidiary, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (c)(4) thereof.

‘‘Consolidated Secured Debt Ratio’’ as of any date of determination means the ratio of (x) the excess of (i) Consolidated Total Indebtedness of Clarke and the Restricted Subsidiaries that is secured by Liens as of the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur over (ii) an amount equal to the lesser of (a) the amount of cash and Cash Equivalents of Clarke and its Restricted Subsidiaries on such date that are free and clear of any Lien (other than non-consensual Permitted Liens and Permitted Liens of the type set forth in clauses (22) through (25) of the definition thereof) and (b) $40.0 million to (y) the aggregate amount of EBITDA of Clarke and the Restricted Subsidiaries for the period of the most recently ended consecutive four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

‘‘Consolidated Total Indebtedness’’ means, as at any date of determination, an amount equal to the sum, without duplication, of (1) the aggregate amount of all outstanding Indebtedness of Clarke and the Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations, Attributable Debt in respect of Sale and Lease-Back Transactions and debt obligations evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (and excluding any undrawn letters of credit issued in the ordinary course of business and all obligations relating to any Receivables Facility) and (2) the aggregate amount of all outstanding Disqualified Stock of Clarke and all Disqualified Stock and Preferred Stock of the Restricted Subsidiaries (excluding items eliminated in consolidation), with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and Maximum Fixed Repurchase Prices, in each case determined on a consolidated basis in accordance with GAAP.

For purposes hereof, the ‘‘Maximum Fixed Repurchase Price’’ of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined in good faith by Clarke.

‘‘Contingent Obligations’’ means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations (the ‘‘primary obligations’’) that do not constitute Indebtedness of any other Person (the ‘‘primary obligor’’) in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent,

(1)	to purchase any such primary obligations or any property constituting direct or indirect security therefor,

(2)	to advance or supply funds

(A)	for the purchase or payment of any such primary obligations or

(B)	to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligations of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

‘‘Continuing Directors’’ means, as of any date of determination, any member of the Board of Directors of Clarke who:

(1)	was a member of such Board of Directors on the Issue Date; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

‘‘Credit Agreement’’ means that certain Credit Agreement, dated as of April 4, 2007, by and among Clarke, the Guarantors party thereto, Credit Suisse, as administrative agent, and the lenders party thereto, providing for revolving credit and term loan borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as such Credit Agreement, in whole or in part, in one or more instances, may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing and including, without limitation, any amendment increasing the amount of Indebtedness incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other institutional lenders)), including into one or more debt facilities, commercial paper facilities or other debt instruments, indentures or agreements (including by means of sales of debt securities (including Additional Notes) to institutional investors), providing for revolving credit loans, term loans, letters of credit or other debt obligations, whether any such extension, replacement or refinancing (1) occurs simultaneously or not with the termination or repayment of a prior Credit Agreement or (2) occurs on one or more separate occasions.

‘‘Credit Facilities’’ means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks or other institutional or other lenders providing for revolving credit loans, term loans, debt securities, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as such Credit Facility, in whole or in part, in one or more instances, may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing and including, without limitation, any amendment increasing the amount of Indebtedness incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other institutional lenders)), including into one or more debt facilities, commercial paper facilities or other debt instruments, indentures or agreements (including by means of sales of debt securities (including Additional Notes) to institutional investors), providing for revolving credit loans, term loans, letters of credit or other debt obligations, whether any such extension, replacement or refinancing (1) occurs simultaneously or not with the termination or repayment of a prior Credit Facility or (2) occurs on one or more separate occasions.

‘‘Default’’ means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

‘‘Designated Asset Sale’’ means the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of Designated Assets (including by way of a Sale and Lease-Back Transaction and including the disposition of Capital Stock of any Subsidiary) of Holdings, Clarke or any Subsidiary.

‘‘Designated Assets’’ means any property or assets (including Capital Stock of any Subsidiary) other than (i) property or assets of the Printed Products Business, (ii) Capital Stock of Clarke and (iii) Capital Stock of any Restricted Subsidiary conducting any material portion of the Printed Products Business at the time of such Designated Asset Sale or Restricted Payment (as the case may be).

‘‘Designated Noncash Consideration’’ means the fair market value of noncash consideration received by Clarke or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

‘‘Designated Preferred Stock’’ means Preferred Stock of Clarke or any parent company thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary) and is so designated as Designated Preferred Stock pursuant to an Officers’ Certificate, as the case may be, on the issuance date thereof.

‘‘Disqualified Stock’’ means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely for Capital Stock that is not Disqualified Stock), other than as a result of a change of control or asset sale, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, other than as a result of a change of control or asset sale, in whole or in part, in each case prior to the date that is 91 days after the earlier of the maturity date of the notes and the date the notes are no longer outstanding; provided that if such Capital Stock is issued to any plan for the benefit of employees of Clarke or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by Clarke or its Subsidiaries in order to satisfy applicable statutory or regulatory obligation; provided, further, that any Capital Stock held by any future, present or former employee, director, officer, manager or consultant (or their estates, spouses or former spouses) of Clarke, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any stockholders agreement, management equity plan or stock option plan or any other management or employee benefit plan or agreement shall not constitute Disqualified Stock solely because it may be required to be repurchased by Clarke or its Subsidiaries following the termination of employment of such employee, director, officer, manager or consultant with Clarke or any of its Subsidiaries.

‘‘Domestic Subsidiary’’ means, with respect to any Person, any Restricted Subsidiary of such Person other than (x) a Foreign Subsidiary or (y) any Domestic Subsidiary of a Foreign Subsidiary, but, in each case, including any subsidiary that guarantees or otherwise provides direct credit support for any Indebtedness of Clarke.

‘‘EBITDA’’ means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period,

(1)	increased by (without duplication):

(a)	provision for taxes based on income or profits, plus franchise or similar taxes, of such Person for such period deducted in computing Consolidated Net Income, plus

(b)	consolidated Fixed Charges of such Person for such period to the extent the same was deducted in calculating Consolidated Net Income, plus

(c)	Consolidated Depreciation and Amortization Expense of such Person for such period to the extent such depreciation and amortization were deducted in computing Consolidated Net Income, plus

(d)	any expenses or charges related to any equity offering, permitted acquisition or other Investment, permitted disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred under the Indenture including a refinancing thereof (in each case, whether or not successful) and any amendment or modification to the terms of any such transactions, including such fees, expenses or charges related to the Transactions deducted in computing Consolidated Net Income for such period, plus

(e)	the amount of any restructuring charge, redemption premium, prepayment penalty, premium and other related fee or reserve deducted in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with (A) acquisitions after the Issue Date or (B) the closing or consolidation of production or other operating facilities, plus

(f)	any write offs, write downs or other noncash charges reducing Consolidated Net Income for such period, excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period, plus

(g)	the amount of any minority interest expense deducted in calculating Consolidated Net Income for such period, plus

(h)	the amount of management, monitoring, consulting and advisory fees and related expenses paid (or any accruals related to such fees or related expenses) (including by means of a dividend) during such period to the Parents to the extent permitted under ‘‘Certain Covenants—Transactions with Affiliates’’, plus

(i)	any costs or expenses incurred by Clarke or a Restricted Subsidiary pursuant to any management equity plan, stock option plan, phantom equity plan or any other management or employee benefit plan or agreement or any stock subscription or stockholders agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of Clarke or net cash proceeds of issuance of Equity Interests of Clarke (other than Disqualified Stock that is Preferred Stock);

(2)	decreased by (without duplication) noncash gains increasing Consolidated Net Income of such Person for such period, excluding any gains that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period (other than such cash charges that have been added back to Consolidated Net Income in calculating EBITDA in accordance with this definition);

(3)	increased or decreased, as applicable, by (without duplication) (a) any net gain or loss resulting in such period from Hedging Obligations and the application of Statement of Financial Accounting Standards No. 133, (b) any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness and (c) the amount of gain or loss resulting in such period from a sale of receivables, payment intangibles and related assets to a Receivables Subsidiary in connection with a Receivables Facility; and

(4)	increased by the amount of cost savings, operational improvements and synergies projected by Clarke in good faith as a result of actions taken or planned to be taken (calculated as though such actions had been completed and such cost savings, operational improvements and synergies had been realized on the first day of the period for which EBITDA is being calculated) in connection with the Transactions or any Investment, acquisition, disposition, business restructuring or operational change (each, an ‘‘Event’’) by Clarke or a Restricted Subsidiary, net of the amount of actual cost savings realized from such actions during such period; provided that (w) such cost savings are set forth in a certificate of a Financial Officer, (x) such actions are taken within 24 months after the Issue Date or such other Event; (y) such amounts that will increase EBITDA pursuant to this clause (4) do not exceed $112.6 million in any given period; and (z) for the avoidance of doubt, such cost savings, operational improvements and synergies may (without duplication) be incremental to pro forma adjustments made pursuant to the relevant definitions and provisions in which the term ‘‘EBITDA’’ is used.

‘‘Equity Interests’’ means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

‘‘Equity Offering’’ means any public or private offer and sale of Capital Stock (other than Disqualified Stock) other than:

(1)	public offerings with respect to Clarke’s or any direct or indirect parent company’s common stock registered on Form S-4 or Form S-8;

(2)	any such public or private sale that constitutes an Excluded Contribution; and

(3)	an issuance to any Subsidiary of Clarke.

‘‘euro’’ means the single currency of participating member states of the economic and monetary union contemplated by the Treaty of the European Union.

‘‘Excess Designated Proceeds’’ means with respect to any Designated Asset Sale (i) 100% of the Net Proceeds from such sale if after giving pro forma effect thereto, but before applying any portion of the Net Proceeds thereof to prepay, purchase or retire any Indebtedness the Consolidated Leverage Ratio of Clarke and its Restricted Subsidiaries is no greater than 4.00 to 1.00 and is no greater than the Consolidated Leverage Ratio of Clarke and its Restricted Subsidiaries in effect immediately prior to such Designated Asset Sale, or (ii) that portion of the Net Proceeds of such Designated Asset Sale that remains after giving effect to the prepayment, purchase or other retirement of Indebtedness of the type permitted to be prepaid, purchased or otherwise retired under the Asset Sale covenant in an amount sufficient such that the Consolidated Leverage Ratio of Clarke and its Restricted Subsidiaries after giving effect to the Designated Asset Sale and such prepayment, purchase or other retirement is no greater than 4.00 to 1.00 and is no greater than the Consolidated Leverage Ratio of Clarke and its Restricted Subsidiaries in effect immediately prior to such Designated Asset Sale and application of Net Proceeds and (iii) in either case of (i) or (ii), any non-cash proceeds of any Designated Asset Sale. For the avoidance of doubt, for purposes of clause (8) of the second paragraph of the covenant described under ‘‘Certain Covenants—Restricted Payments’’, any Designated Assets used to make a Restricted Payment in kind shall be deemed to be Excess Designated Proceeds if the Consolidated Leverage Ratio of Clarke and its Restricted Subsidiaries, after giving pro forma effect to such Restricted Payment and the prepayment, purchase or other retirement (if any) of any Indebtedness in connection with the making of such Restricted Payment, is no greater than either (x) the Consolidated Leverage Ratio of Clarke and its Restricted Subsidiaries immediately prior to such transactions or (y) 4.00 to 1.00.

‘‘Exchange Act’’ means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

‘‘Exchange Notes’’ means the Exchange Fixed Rate Notes and the Exchange Floating Rate Notes.

‘‘Excluded Contribution’’ means net cash proceeds, marketable securities or Qualified Proceeds received by Clarke from (a) contributions to its common equity capital, and (b) the sale (other than to a Subsidiary of Clarke or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of Clarke) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of Clarke, in each case designated as Excluded Contributions pursuant to an Officers’ Certificate on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be.

‘‘Existing Clarke Credit Agreement’’ means the $480,000,000 Credit Agreement dated as of December 15, 2005 among CA Acquisition Holdings, Inc., Clarke American Corp., the lenders party thereto, JPMorgan Chase Bank, N.A., as syndication agent, Amegy Bank N.A. and Natexis Banques Populaires, as documentation agents, and Bear Stearns Corporate Lending Inc., as administrative agent.

‘‘Existing Clarke Notes’’ means Clarke American Corp.’s 11.75% Senior Notes due 2013, issued pursuant to the Indenture, dated as of December 15, 2005 (as amended on October 6, 2006 and April 19, 2007) among Clarke American Corp., certain of its subsidiaries and The Bank of New York as Trustee.

‘‘Existing Credit Agreements’’ means (a) the Existing Clarke Credit Agreement and (b) the Credit Agreement dated as of July 3, 2006 among John H. Harland Company, Wachovia Bank, National Association, as administrative agent, and the lenders and other agents party thereto.

‘‘Existing Indebtedness’’ means Indebtedness of Clarke and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the Issue Date plus interest accruing thereon, until such amounts are repaid.

‘‘Fair Market Value’’ means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the chief executive officer, chief financial officer, chief accounting officer, controller or Board of Directors of Clarke or the Restricted Subsidiary, as applicable (unless otherwise provided in the Indenture).

‘‘Financial Officer’’ means the chief financial officer, treasurer or controller of Clarke.

‘‘Fixed Charge Coverage Ratio’’ means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that Clarke or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (including pursuant to the Transactions but other than Indebtedness incurred under any revolving credit facility that has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the ‘‘Calculation Date’’), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishing of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period (the ‘‘reference period’’).

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by Clarke or any Restricted Subsidiary during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date (including the Merger) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charges and the change in EBITDA resulting therefrom) had occurred on the first day of the reference period; provided that no such pro forma adjustment to EBITDA shall be required in respect of any such transaction to the extent the aggregate consideration in connection therewith was less than $10.0 million for the reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Clarke or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the reference period (subject to the threshold specified in the previous sentence).

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a Financial Officer of Clarke. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a Financial Officer of Clarke to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as Clarke may designate.

‘‘Fixed Charges’’ means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)    Consolidated Interest Expense of such Person for such period, and

(2)    all cash dividend payments (excluding items eliminated in consolidation) on any series of Disqualified Stock made during such period.

‘‘Foreign Subsidiary’’ means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States of America, any state thereof, the District of Columbia, or any territory thereof.

‘‘Foreign Subsidiary Total Assets’’ means the total amount of all assets of Foreign Subsidiaries of Clarke and the Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP as shown on the most recent internal balance sheet of Clarke.

‘‘GAAP’’ means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, the Public Company Accounting Oversight Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

‘‘Government Securities’’ means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

‘‘guarantee’’ means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations, and, when used as a verb, shall have a corresponding meaning.

‘‘Guarantee’’ means the guarantee by each Guarantor of Clarke’s obligations under the Indenture and the notes, executed pursuant to the provisions of the Indenture.

‘‘Guarantors’’ means:

(1)	each Domestic Subsidiary of Clarke that guarantees the Credit Agreement; and

(2)	any other Subsidiary of Clarke that executes a Guarantee in accordance with the provisions of the Indenture,

and their respective successors and assigns, in each case, until the Guarantee of such Person has been released in accordance with the provisions of the Indenture.

‘‘Hedging Obligations’’ means, with respect to any specified Person, the obligations of such Person under currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements and other agreements or arrangements, in each case designed to manage fluctuations in currency exchange, interest rates or commodity prices.

‘‘Holdings’’ means CA Acquisition Holdings, Inc., a Delaware corporation.

‘‘Immaterial Subsidiary’’ means, at any date of determination, any Restricted Subsidiary designated as such in writing by Clarke that (i) contributed 2.5% or less of EBITDA of Clarke and the Restricted Subsidiaries for the period of four fiscal quarters most recently ended more than forty-five (45) days prior to the date of determination and (ii) had consolidated assets representing 2.5% or less of Total Assets on the last day of the most recent fiscal quarter ended more than forty-five (45) days prior to the date of determination.

‘‘Indebtedness’’ means, without duplication, with respect to any specified Person:

(1)	any indebtedness (including principal and premium) of such Person, whether or not contingent

(a)	in respect of borrowed money,

(b)	evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without double counting, reimbursement agreements in respect thereof),

(c)	representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business, or

(d)	representing any Hedging Obligations,

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP,

(2)	to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (1) of another Person (whether or not such items would appear upon the balance sheet of such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business,

(3)	to the extent not otherwise included, the obligations of the type referred to in clause (1) of another Person secured by a Lien on any asset owned by such Person, whether or not such obligations are assumed by such Person and whether or not such obligations would appear upon the balance sheet of such Person; provided that the amount of such Indebtedness will be the lesser of the fair market value of such asset at the date of determination and the amount of Indebtedness so secured, and

(4)	Attributable Debt in respect of Sale and Lease-Back Transactions;

provided, however, that notwithstanding the foregoing, Indebtedness will be deemed not to include (A) Contingent Obligations that are incurred in the ordinary course of business, (B) obligations under, or in respect of, Receivables Facilities and (C) redeemable Preferred Stock of such Person.

‘‘Independent Financial Advisor’’ means an accounting, appraisal, investment banking firm or consultant to Persons engaged in similar businesses of nationally recognized standing that is, in the good faith judgment of Clarke, qualified to perform the task for which it has been engaged and that is independent of Clarke and its Affiliates.

‘‘Investment Grade Securities’’ means:

(1)	securities issued or directly and fully guaranteed or insured by the government of the United States of America or any agency or instrumentality thereof (other than Cash Equivalents);

(2)	debt securities or debt instruments with a rating of BBB− or higher by S&P or Baa3 or higher by Moody’s or the equivalent of such rating by such rating organization, or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among Clarke and its Subsidiaries;

(3)	investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2), which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4)	corresponding instruments in countries other than the United States of America customarily utilized for high quality investments.

‘‘Investments’’ means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (including by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others, but excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of such Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of ‘‘Unrestricted Subsidiary’’ and the covenant described under ‘‘Certain Covenants—Restricted Payments:

(1)	‘‘Investments’’ shall include the portion (proportionate to Clarke’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of Clarke at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Clarke shall be deemed to continue to have a permanent ‘‘Investment’’ in an Unrestricted Subsidiary in an amount (if positive) equal to (x) Clarke’s ‘‘Investment’’ in such Subsidiary at the time of such redesignation, less (y) the portion (proportionate to Clarke’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by Clarke.

‘‘Issue Date’’ means May 1, 2007, the date of the Indenture.

‘‘Legal Holiday’’ means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York. If a payment date is a Legal Holiday at such place, payment may be made at such place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

‘‘Lien’’ means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

‘‘Merger’’ means the merger of H Acquisition Corp. with and into John H. Harland Company pursuant to the Merger Agreement.

‘‘Merger Agreement’’ the Agreement and Plan of Merger, dated as of December 19, 2006, among MFW, H Acquisition Corp. and John H. Harland Company, as such agreement may be amended on or prior to the Issue Date.

‘‘MFW’’ means M & F Worldwide Corp., a Delaware corporation.

‘‘Net Income’’ means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

‘‘Net Proceeds’’ means the aggregate cash proceeds received by Clarke or any Restricted Subsidiary in respect of any Asset Sale or Designated Asset Sale, including any cash received upon the sale or other disposition of any Designated Noncash Consideration received in any Asset Sale or Designated Asset Sale, net of the direct costs relating to such Asset Sale or Designated Asset Sale and the sale or disposition of such Designated Noncash Consideration, including (1) legal, accounting and investment banking fees, and brokerage and sales commissions, (2) any relocation, restructuring or severance expenses incurred as a result thereof, (3) taxes paid or estimated in good faith to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), (4) amounts required to be applied to the repayment of principal, premium, prepayment fees, penalties, if any, and interest on Indebtedness required (other than as required by ‘‘Repurchase at the Option of Holders—Asset Sales’’) to be paid as a result of such transaction and (5) any deduction of appropriate amounts to be provided by Clarke or any Restricted Subsidiary as a reserve in accordance with GAAP in respect of (A) the sale price of the assets that are the subject of such sale or other disposition (including in respect of working capital adjustments or any evaluation of such assets) or (B) any liabilities associated with the asset disposed of in such transaction and retained by Clarke or any Restricted Subsidiary after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

‘‘Obligations’’ means any principal (including reimbursement obligations with respect to letters of credit whether or not drawn), interest (including, to the extent legally permitted, all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the applicable agreement), premium (if any), guarantees of payment, fees, indemnifications, reimbursements, expenses, damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the notes shall not include fees or indemnification in favor of the trustee and any other third parties other than the holders.

‘‘Offering Circular’’ means the offering circular of Clarke American Corp., dated April 26, 2007.

‘‘Officer’’ means the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer, the controller or the Secretary of Clarke.

‘‘Officers’ Certificate’’ means a certificate signed on behalf of Clarke by two Officers of Clarke, one of whom must be the chief executive officer or a Financial Officer of Clarke.

‘‘Parents’’ means (1) MacAndrews & Forbes Holdings Inc., (2) MFW, (3) each of their direct and indirect subsidiaries and Affiliates, (4) Ronald O. Perelman, (5) any of the directors or executive officers of MacAndrews & Forbes Holdings Inc. or (6) any of their respective Permitted Transferees.

‘‘Permitted Asset Swap’’ means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between Clarke or any of its Restricted Subsidiaries and another Person that is not Clarke or any of its Restricted Subsidiaries; provided that any cash or Cash Equivalents received must be applied in accordance with the covenant described under ‘‘Repurchase at the Option of Holders—Asset Sales.’’

‘‘Permitted Holders’’ means each of the Parents and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) of which any of the Parents is a member; provided that, in the case of such group and without giving effect to the existence of such group or any other group, the Parents have beneficial ownership of more than 50% of the total voting power of the Voting Stock of Clarke or any of its direct or indirect parent companies. Any Person or group whose acquisition of beneficial ownership or assets constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with ‘‘Repurchase at the Option of Holders—Change of Control’’ will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

‘‘Permitted Investments’’ means:

(1)	any Investment in Clarke or any Restricted Subsidiary;

(2)	any Investment in cash and Cash Equivalents or Investment Grade Securities;

(3)	(x) any Investment by Holdings, Clarke or any Restricted Subsidiary of Clarke in a Person that is engaged in a Similar Business if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of Clarke or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Clarke or a Restricted Subsidiary of Clarke, and (y) any Investment held by such Person;

(4)	any Investment in securities or other assets not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to ‘‘Repurchase at the Option of Holders—Asset Sales’’ or any other disposition of assets not constituting an Asset Sale;

(5)	loans and advances to, and guarantees of Indebtedness of, employees not in excess of $10.0 million outstanding at any one time, in the aggregate;

(6)	any Investment acquired by Clarke or any Restricted Subsidiary (x) in exchange for any other Investment or accounts receivable held by Clarke or any such Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the Person in which such other Investment is made or which is the obligor with respect to such accounts receivable, (y) as a result of a foreclosure by Clarke or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default or (z) as a result of litigation, arbitration or other disputes with Persons who are not Affiliates;

(7)	Hedging Obligations permitted under ‘‘Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock;’’

(8)	loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practice or to fund such Person’s purchase of Equity Interests of Clarke or any direct or indirect parent company thereof under compensation plans approved by the Board of Directors of Clarke in good faith;

(9)	Investments the payment for which consists of Equity Interests of Clarke or any of its direct or indirect parent companies (exclusive of Disqualified Stock of Clarke);

(10)	guarantees of Indebtedness permitted under ‘‘Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’ and performance guarantees in the ordinary course of business;

(11)	any transaction to the extent it constitutes an investment that is permitted and made in accordance with the provisions of ‘‘Certain Covenants—Transactions with Affiliates’’ (other than any transaction set forth in clauses (2), (6) and (7) of the second paragraph thereof);

(12)	Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment or the licensing or contribution of intellectual property pursuant to joint marketing, joint development or similar arrangements with other Persons;

(13)	Investments in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed the greater of (x) $125.0 million and (y) 2.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured by Clarke in good faith at the time made and without giving effect to subsequent changes in value);

(14)	Investments relating to a Receivables Facility; provided that in the case of Receivables Facilities established after the Issue Date, such Investments are necessary or advisable (in the good faith determination of Clarke) to effect such Receivables Facility;

(15)	additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (15) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed $175.0 million (with the fair market value of each Investment being measured by Clarke in good faith at the time made and without giving effect to subsequent changes in value);

(16)	Investments in respect of pre-paid incentives to customers (which pre-paid incentive payments may also be recorded as ‘‘upfront contract acquisition costs’’);

(17)	any Investments in receivables owing to Clarke or a Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Clarke or such Restricted Subsidiary deems reasonable under the circumstances;

(18)	advances, loans and extensions of credit to suppliers, customers and vendors in the ordinary course of business;

(19)	Investments in prepaid expenses, negotiable instruments held for collection and lease and utility and worker’s compensation deposits provided to third parties in the ordinary course of business;

(20)	Investments in existence on the Issue Date or made pursuant to legally binding commitments in effect on the Issue Date (after giving effect to the Transactions); and

(21)	Investments consisting of earn-out obligations incurred in connection with Clarke’s acquisition of Alcott Routon, Inc., not to exceed $3.0 million in the aggregate.

‘‘Permitted Liens’’ means:

(1)	Liens on assets of Clarke or any of its Restricted Subsidiaries securing all obligations in respect of Indebtedness under Credit Facilities that were permitted to be incurred under clause (a) of the second paragraph of the covenant entitled ‘‘—Certain Covenants— Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock;’’

(2)	pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits to secure bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(3)	Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens and other similar Liens, in each case, for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4)	Liens for taxes, assessments or other governmental charges or claims not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(5)	Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(6)	(x) survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties, in each case, which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person and (y) any zoning or similar law or right reserved to or vested in any Governmental Authority to control or regulate the use of any real property;

(7)	Liens existing on the Issue Date;

(8)	Liens on property or shares of Capital Stock of a Person at the time such Person becomes a Subsidiary; provided that such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, that such Liens may not extend to any other property owned by Clarke or any Restricted Subsidiary;

(9)	Liens on property at the time Clarke or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into Clarke or any Restricted Subsidiary; provided that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, that the Liens may not extend to any other property owned by Clarke or any Restricted Subsidiary;

(10)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to Clarke or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under ‘‘Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’;

(11)	Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances or letters of credit issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(12)	Leases, licenses, subleases and sublicenses granted to others in the ordinary course of business of Clarke or any of the Restricted Subsidiaries and do not secure any Indebtedness;

(13)	Liens arising from financing statement filings under the Uniform Commercial Code or similar state laws regarding operating leases entered into by Clarke and its Restricted Subsidiaries in the ordinary course of business;

(14)	Liens in favor of Clarke or any Guarantor;

(15)	Liens on inventory or equipment of Clarke or any Restricted Subsidiary granted in the ordinary course of business to Clarke’s client at which such inventory or equipment is located;

(16)	Liens on accounts receivable, payment intangibles and related assets incurred in connection with a Receivables Facility, and limited recourse Liens on the Capital Stock of any Receivables Subsidiary;

(17)	Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (1), (7), (8), (9) and (10) and the following clauses (18), (28) and (30) of this definition, as the case may be; provided that (x) such new Lien shall be limited to all or part of the same property that secured (or was required to secure) the original Lien (plus improvements on such property), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (1), (7), (8), (9) and the following clauses (18), (28) and (30) of this definition, respectively, at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(18)	Liens securing Indebtedness permitted to be incurred pursuant to clauses (c), (e), (r), (s) and (v) and sub-clause (1) of the proviso to clause (o) of the second paragraph under ‘‘Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’ (whether or not, in the case of each of clauses (r) and (s), such Indebtedness is subsequently deemed to have been incurred pursuant to the first paragraph of ‘‘Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’ as provided in clauses (r) or (s), as applicable); provided that (A) Liens securing Indebtedness permitted to be incurred pursuant to clause (e) of the second paragraph under ‘‘Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’ do not at any time encumber any property or assets other than the property or assets the cost of which is either financed or reimbursed by such Indebtedness and the proceeds and the products thereof, (B) Liens securing Indebtedness permitted to be incurred pursuant to clause (1) of the proviso to clause (o) or pursuant to clause (r) of the second paragraph under ‘‘Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’ are solely on acquired property or the assets or Capital Stock of the acquired entity, as the case may be, and the proceeds and the products thereof and (C) Liens securing Indebtedness permitted to be incurred pursuant to clause (s) of the second paragraph under ‘‘Certain Covenants— Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’ extend only to the assets of Foreign Subsidiaries;

(19)	deposits in the ordinary course of business to secure liability to insurance carriers;

(20)	Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption ‘‘Events of Default and Remedies,’’ so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(21)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(22)	Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(23)	Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of Clarke or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of Clarke and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of Clarke or any of its Restricted Subsidiaries in the ordinary course of business;

(24)	Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(25)	Liens deemed to exist in connection with Investments in repurchase agreements permitted under ‘‘Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’; provided that such Liens do not extend to any assets other than those assets that are the subject of such repurchase agreement;

(26)	other Liens securing obligations the principal amount of which do not exceed $125.0 million at any one time outstanding;

(27)	Liens securing (x) secured Cash Management Obligations, (y) Hedging Obligations secured by assets securing Credit Facilities and (z) any Hedging Obligations, so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(28)	Liens incurred to secure obligations in respect of any Indebtedness permitted to be incurred pursuant to ‘‘Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’; if, at the time of incurrence of such Indebtedness and after giving pro forma effect to the use of proceeds thereof, the Consolidated Secured Debt Ratio for the period of the most recently ended four full consecutive fiscal quarters for which internal financial statements are available immediately preceding the date of such incurrence would not be greater than 4.00 to 1.00; provided that if, at the time of incurrence of such Indebtedness and after giving pro forma effect to the use of proceeds thereof, the Consolidated Secured Debt Ratio for the period of the most recently ended four full consecutive fiscal quarters for which internal financial statements are available immediately preceding the date of such incurrence would be greater than 3.50 to 1.00 but less than 4.00 to 1.00, then (i) the proceeds of the obligations in respect of any such Indebtedness which are so secured shall be applied to make Investments and acquisitions that are permitted by the Indenture and (ii) the Liens securing such Indebtedness shall extend solely to such Investments or acquired property or the Capital Stock of the acquired entity, and the proceeds and products thereof;

(29)	Liens incurred to secure guarantees permitted under clause (m) of the second paragraph under ‘‘Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’, but only to the extent that the Indebtedness so guaranteed is permitted to be secured under the terms of the Indenture and only to the extent of the assets permitted to secure such Indebtedness under the terms of the Indenture; and

(30)	Liens securing Indebtedness incurred pursuant to clause (c) of the second paragraph under ‘‘Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’.

‘‘Permitted Transferees’’ means, with respect to any Person that is a natural person (and any Permitted Transferee of such Person), (x) such Person’s immediate family, including his or her spouse, ex-spouse, children, step-children and their respective lineal descendants and (y) any trust or other legal entity the beneficiary of which is such Person’s immediate family, including his or her spouse, ex-spouse, children, step-children or their respective lineal descendants and which is controlled by such Person.

‘‘Person’’ means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or any agency or political subdivision thereof or other entity.

‘‘Preferred Stock’’ means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

‘‘Printed Products Business’’ means the provision of checks and related products, direct marketing and contact center services to financial and commercial institutions and individuals.

‘‘Qualified Affiliate Debt’’ means unsecured, subordinated Indebtedness issued by Clarke to the Parents or any of their Affiliates in an aggregate principal amount at any time outstanding not to exceed $30.0 million (plus capitalized interest on such Indebtedness).

‘‘Qualified Proceeds’’ means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by Clarke in good faith.

‘‘Receivables Facility’’ means one or more receivables financing facilities, as amended, supplemented, modified, extended, renewed, restated, refunded, replaced or refinanced from time to time, the Indebtedness of which is non-recourse (except for representations, warranties, covenants and indemnities made in connection with such facilities that Clarke has determined in good faith to be customary in financings similar to a Receivables Facility, including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary and those relating to any obligation of Clarke or any Restricted Subsidiary to repurchase the assets it sold thereunder as a result of a breach of a representation, warranty or covenant or otherwise) to Clarke and its Restricted Subsidiaries pursuant to which Clarke or any of its Restricted Subsidiaries sells or transfers its accounts receivable, payment intangibles and related assets to either (x) a Person that is not a Restricted Subsidiary or (y) a Receivables Subsidiary that in turn sells or transfers its accounts receivable, payment intangibles and related assets to a Person that is not a Restricted Subsidiary; provided that the aggregate book value (measured at the time of transfer thereof) of all receivables and payment intangibles at any time subject to the Receivables Facility that had been transferred to the Receivables Subsidiary by Clarke and any Restricted Subsidiaries shall not exceed an amount equal to $150.0 million.

‘‘Receivables Fees’’ means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

‘‘Receivables Subsidiary’’ means any subsidiary formed solely for the purpose of engaging, and that engages only, in one or more Receivables Facilities and any Subsidiary of another Receivables Subsidiary.

‘‘Registration Rights Agreement’’ means the Registration Rights Agreement relating to the notes to be entered into in connection with the initial issuance thereof.

‘‘Related Business Assets’’ means assets (other than cash or Cash Equivalents) used or useful in a Similar Business; provided that any assets received by Clarke or a Restricted Subsidiary in exchange for assets transferred by Clarke or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

‘‘Representative’’ means, with respect to a person, any trustee, agent or representative (if any) for an issue of Senior Indebtedness of such Person.

‘‘Responsible Officer’’ of any Person means the chief executive officer, the president, any vice president, the chief operating officer or any Financial Officer of such Person and any other officer or similar official thereof responsible for the administration of the obligations of such Person in respect of the notes.

‘‘Restricted Investment’’ means an Investment other than a Permitted Investment.

‘‘Restricted Subsidiary’’ of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary or a Receivables Subsidiary; provided that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of ‘‘Restricted Subsidiary.’’ Unless otherwise specified or the context otherwise requires, a reference to a ‘‘Restricted Subsidiary’’ shall be a reference to a Restricted Subsidiary of Clarke.

‘‘Sale and Lease-Back Transaction’’ means any arrangement with any Person providing for the leasing by Clarke or any Restricted Subsidiary of any real or tangible personal property, which property has been or is to be sold or transferred by Clarke or such Restricted Subsidiary to such Person in contemplation of a transaction that constitutes a capital lease in accordance with GAAP.

‘‘SEC’’ means the United States Securities and Exchange Commission.

‘‘Secured Indebtedness’’ means any Indebtedness secured by a Lien.

‘‘Securities Act’’ means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated by the SEC thereunder.

‘‘Senior Indebtedness’’ means with respect to any Person:

(1)	all Indebtedness of such Person, whether outstanding on the Issue Date or thereafter incurred; and

(2)	all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above unless, in the case of clauses (1) and (2), the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness or other Obligations are subordinate in right of payment to the notes or the Guarantee of such Person, as the case may be; provided that Senior Indebtedness shall not include:

(1)	any obligation of such Person to Clarke or any Subsidiary of Clarke or to any joint venture in which Clarke or any Restricted Subsidiary has an interest;

(2)	any liability for Federal, state, local or other taxes owed or owing by such Person;

(3)	any accounts payable or other liability to trade creditors in the ordinary course of business (including guarantees thereof as instruments evidencing such liabilities);

(4)	any Indebtedness or other Obligation of such Person that is subordinate or junior in right of payment to any other Indebtedness or other Obligation of such Person; or

(5)	that portion of any Indebtedness that at the time of incurrence is incurred in violation of the Indenture.

For the purposes of the foregoing, for the avoidance of doubt, no Indebtedness shall be deemed to be subordinated in right of payment to any other Indebtedness solely by virtue of being unsecured or secured by a lower priority Lien or by virtue of the fact that the holders of such Indebtedness have entered into intercreditor agreements or other arrangements giving one or more of such holders priority over the other holders in the collateral held by them.

‘‘Significant Subsidiary’’ means any Restricted Subsidiary that would be a ‘‘significant subsidiary’’ of Clarke as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

‘‘Similar Business’’ means any business conducted by Clarke and its Restricted Subsidiaries on the Issue Date (after giving effect to the Transactions) or any business that is a natural outgrowth of an existing business or is similar, reasonably related, incidental or ancillary to any of the foregoing.

‘‘Subordinated Indebtedness’’ means (a) with respect to Clarke, any Indebtedness of Clarke that is by its terms subordinated in right of payment to the notes pursuant to a written agreement, and (b) with respect to any Guarantor, any Indebtedness of such Guarantor that is by its terms subordinated in right of payment to the Guarantee of such Guarantor pursuant to a written agreement. For the purposes of the foregoing, for the avoidance of doubt, no Indebtedness shall be deemed to be subordinated in right of payment to any other Indebtedness solely by virtue of being unsecured or secured by a lower priority Lien or by virtue of the fact that the holders of such Indebtedness have entered into intercreditor agreements or other arrangements giving one or more of such holders priority over the other holders in the collateral held by them.

‘‘Subsidiary’’ means, with respect to any specified Person:

(1)	any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership, joint venture, limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and (y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

Unless otherwise specified or the context otherwise requires, a reference to a ‘‘Subsidiary’’ shall be a reference to a Subsidiary of Clarke.

‘‘Tax Sharing Agreement’’ means the Tax Sharing Agreement dated as of December 15, 2005, among MFW, Clarke and PCT International Holdings Inc., and any amendments, supplements or modifications thereof.

‘‘Tender Offer’’ means (x) the tender offer by Clarke for the outstanding Existing Clarke Notes and a simultaneous consent solicitation from the holders of such Existing Clarke Notes for the removal of certain specified restrictive covenants and events of default under the indenture governing such Existing Clarke Notes and (y) if and to the extent that such consent solicitation does not result in such removal, such other arrangements as shall be reasonably acceptable to the trustee shall have been made for the redemption or covenant defeasance of any Existing Clarke Notes not tendered and accepted in the tender offer referred to in clause (x).

‘‘Total Assets’’ means the total amount of all assets of Clarke and the Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP as shown on the most recent internal balance sheet of Clarke.

‘‘Transaction Costs’’ means fees and expenses payable or otherwise borne by Holdings, Clarke and its subsidiaries in connection with the Transactions and the transactions contemplated thereby, including, without limitation, the costs of legal and financial advisors to Holdings, Clarke, John H. Harland Company and the lenders under the Credit Agreement, the payment of any change of control payments or other severance payments, redemption premiums and prepayment fees and penalties in connection with the prepayment redemption, repurchase and solicitation of consents of the existing Indebtedness of each of Clarke, John H. Harland Company and their respective Affiliates and the costs of structuring and implementing corporate restructuring transactions related to the Transactions.

‘‘Transactions’’ means, collectively, (a) the execution, delivery and performance by the parties thereto of the Merger Agreement and the consummation of the transactions contemplated thereby, (b) the execution, delivery and performance by Clarke and the other parties thereto of the Credit Agreement on the Issue Date and the making of the borrowings thereunder on the Issue Date, (c) the execution, delivery and performance by Clarke and the Guarantors of the Indenture and related documents and the issuance of the notes, (d) the refinancing of the Existing Credit Agreements and the Tender Offer, and (e) the payment of the Transaction Costs. In addition, for purposes of calculating EBITDA, Total Assets, Foreign Subsidiary Total Assets, Consolidated Total Indebtedness and any other financial definitions (when such other financial definitions are to be calculated on a pro forma basis), the Transactions shall be given pro forma effect as if they had occurred on the first day of the relevant period in a manner consistent with the pro forma adjustment provisions set forth in the definition of ‘‘Fixed Charge Coverage Ratio.’’

‘‘Treasury Rate’’ means, as of any redemption (or deposit) date, the yield to maturity as of such redemption (or deposit) date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption (or deposit) date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption (or deposit) date to May 15, 2009 with respect to the floating rate notes and May 15, 2011 with respect to the fixed rate notes; provided, however, that if the period from the redemption (or deposit) date to May 15, 2009 with respect to the floating rate notes and May 15, 2011 with respect to the fixed rate notes, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

‘‘Trust Indenture Act’’ means the Trust Indenture Act of 1939, as amended, or any successor statute.

‘‘Unrestricted Subsidiary’’ means (1) any Subsidiary of Clarke that at the time of determination is an Unrestricted Subsidiary (as designated by Clarke, as provided below) and (2) any Subsidiary of an Unrestricted Subsidiary.

Clarke may designate any Subsidiary of Clarke (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, Clarke or any Subsidiary of Clarke (other than any Subsidiary of the Subsidiary to be so designated or any other Unrestricted Subsidiary); provided that

(1)	any Unrestricted Subsidiary must be an entity of which shares of the capital stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by Clarke,

(2)	such designation complies with the covenant described under ‘‘Certain Covenants— Restricted Payments’’ and

(3)	each of (1) the Subsidiary to be so designated and (2) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of Clarke or any Restricted Subsidiary.

Clarke may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation no Default shall have occurred and be continuing and either

(1)    Clarke could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under ‘‘Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock and Disqualified Stock’’ or

(2)    the Fixed Charge Coverage Ratio for Clarke and its Restricted Subsidiaries would be equal to or greater than such ratio for Clarke and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by Clarke shall be notified by Clarke to the trustee by promptly filing with the trustee a copy of any applicable Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions. Notwithstanding the foregoing, as of the Issue Date, all of the subsidiaries of Clarke will be Restricted Subsidiaries.

‘‘Voting Stock’’ means, with respect to any Person that is (a) a corporation, any class or series of capital stock of such Person that is at the time entitled to vote in the election of directors thereof at a meeting of stockholders called for such purpose, without the occurrence of any additional event or contingency, (b) a limited liability company, membership interests entitled, by contract or otherwise, to manage, or to elect or appoint the Persons that will manage the operations or business of the limited liability company, or (c) a partnership, partnership interests entitled to elect or replace the general partner thereof.

‘‘Weighted Average Life to Maturity’’ means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1)	the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2)	the sum of all such payments.

‘‘Wholly-Owned Subsidiary’’ of any Person means a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

 Certain United States Federal Tax Considerations

The following discussion summarizes certain material U.S. federal income and estate tax considerations that may be relevant to the exchange of initial notes for exchange notes in accordance with the exchange offer as well as the ownership and disposition of the exchange notes by U.S. and non-U.S. holders, each as defined below who obtain the exchange notes in the exchange offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), applicable Treasury regulations promulgated and proposed thereunder, and current administrative pronouncements and judicial decisions. All of the foregoing is subject to change (possibly with retroactive effect) and any such change may result in U.S. federal income and estate tax consequences to a holder that are materially different from those described below. No rulings from the United States Internal Revenue Service (the ‘‘IRS’’) have been or are expected to be sought with respect to the matters described below, and consequently, the IRS may not take a similar view of the consequences described below. Because individual circumstances may differ, you are strongly urged to consult your tax advisor with respect to your particular tax situation and the particular tax effects of any state, local, foreign or other tax laws and possible changes in the tax laws.

The following discussion does not purport to be a complete analysis or listing of all potential U.S. federal income and estate tax considerations that may be relevant to a decision to acquire exchange notes or to the holding or disposition of the exchange notes, and does not address any other tax issues or consequences that might be applicable to a holder of the notes, such as tax consequences arising under the tax laws of any state, locality or foreign jurisdiction. Furthermore, this discussion does not address the U.S. federal income tax considerations applicable to holders subject to special rules, such as certain financial institutions, tax-exempt entities, real estate investment trusts, regulated investment companies, insurance companies, brokers, partnerships or other pass-through entities or investors in such entities, persons who have ceased to be U.S. citizens or to be taxed as resident aliens, persons subject to the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting, individual retirement accounts or tax-deferred accounts, dealers in securities or currencies, persons holding notes in connection with a hedging or conversion transaction, a straddle or a constructive sale and holders whose functional currency is not the U.S. dollar. In addition, this discussion does not include any description of any estate tax consequences to U.S. holders and gift tax consequences to U.S. and Non-U.S. holders. The discussion below assumes that the notes are held as capital assets within the meaning of Section 1221 of the Code.

As used in this prospectus, a ‘‘U.S. holder’’ means a beneficial owner of an exchange note who or that is, for U.S. federal income tax purposes:

•	an individual that is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or any of its political subdivisions;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if either (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more ‘‘United States persons’’ within the meaning of the Code have the authority to control all substantial decisions of the trust, or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a ‘‘United States person’’ within the meaning of the Code.

As used in this prospectus, a ‘‘Non-U.S. holder’’ means a beneficial owner of an exchange note who is, for U.S. federal income tax purposes, a nonresident alien individual, or a corporation, estate or trust that is not a U.S. holder.

If a partnership, or other entity taxable as a partnership for U.S. federal income tax purposes, holds an exchange note, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Holders of exchange notes that are partnerships or who would hold the exchange notes through a partnership or similar pass-through entity should consult their tax advisors regarding the U.S. federal income tax consequences to them of holding and disposing of the exchange notes.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH REGARD TO THE APPLICATION OF U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

Tax Considerations Applicable to U.S. Holders and Non-U.S. Holders

Exchange Offer

The exchange of the initial notes for the exchange notes under the registration rights agreement will not be treated as a taxable event to holders for U.S. federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note. A holder’s holding period for an exchange note should include the holding period for the original note exchanged under the registration rights agreement and the holder’s initial basis in an exchange note should be the same as the adjusted basis of such holder in the initial note at the time of the exchange. The U.S. federal income tax consequences of holding and disposing of an exchange note generally should be the same as the U.S. federal income tax consequences of holding and disposing of an initial note.

U.S. Holders

Payments of Interest

Interest on an exchange note generally will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s method of accounting for U.S. federal income tax purposes. Because the floating rate notes provide for a floating rate of interest, an accrual method U.S. holder of floating rate notes must include in income interest on such floating rate notes at the floating rate in effect for the first accrual period. The amount of interest actually recognized for any applicable period will increase (or decrease) if interest actually paid during the period is more (or less) than the amount included at the initial floating rate. In certain circumstances (see ‘‘Description of Notes—Optional Redemption—Repurchase at the Option of Holders—Change of Control’’), we may be obligated to pay a holder additional amounts in excess of stated interest or principal on the exchange notes. According to Treasury regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount, timing or character of interest income to be currently recognized by a holder if there is only a remote chance as of the date the exchange notes were issued that any of the circumstances that would give rise to the payment of such additional amounts (considered both individually and in the aggregate) will occur. Because we believe the likelihood that we will be obligated to make any such payments is remote, we do not intend to treat the potential payment of any such amounts as part of the yield to maturity of any exchange notes. In the event such a contingency occurs, it would affect the amount and timing of the income that a holder must recognize. Our determination that these contingencies are remote is binding on a U.S. holder unless such U.S. holder discloses a contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the IRS and if the IRS were to challenge this determination, a holder might be required to accrue income on the exchange notes in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of an exchange note before the resolution of the contingencies.

Sale, Exchange or Disposition of the Notes

Upon the sale, taxable exchange or other taxable disposition of an exchange note (other than the exchange of a note under the registration rights agreement as discussed in ‘‘Tax Considerations Applicable to U.S. Holders and Non-U.S. Holders—Exchange Offer’’), a U.S. holder will generally recognize capital gain or loss in an amount equal to the difference between:

•	the amount of cash plus the fair market value of any property received (other than any amount received attributable to accrued but unpaid interest not previously included in income, which will be taxable as ordinary income); and

•	such holder’s adjusted tax basis in the note.

A U.S. holder’s tax basis in an exchange note will generally be the cost of such note to the U.S. holder. Such gain or loss will be long-term capital gain or loss if at the time of sale, taxable exchange, retirement or other taxable disposition of the note, the holder held the note for more than one year. In the case of a non-corporate U.S. holder, any such long-term capital gain will be subject to tax at a reduced rate. Subject to limited exceptions, capital losses cannot be used to offset ordinary income.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of principal of, and interest on, an exchange note, and the proceeds of disposition (including a redemption) of an exchange note before maturity, to U.S. holders other than certain exempt recipients such as corporations and certain tax-exempt organizations. In general, backup withholding at the then applicable rate (currently 28%) will be applicable to a U.S. holder, if such U.S. holder:

•	fails to provide a correct taxpayer identification number (which, for an individual, would generally be his or her Social Security Number);

•	is notified by the IRS that it is subject to backup withholding because it has failed to report interest or dividend income in full;

•	fails to certify that the holder is exempt from withholding; or

•	otherwise fails to comply with applicable requirements of the backup withholding rules.

Any amount withheld from payment to a holder under the backup withholding rules will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided the required information is timely furnished to the IRS. U.S. holders of exchange notes should consult their tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

Non-U.S. Holders

The rules governing U.S. federal income taxation of Non-U.S. holders are complex. Non-U.S. holders should consult with their own tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the exchange notes, including any reporting requirements.

Payments of Interest

Subject to the discussion below concerning backup withholding, payments of interest on the exchange notes by us or our paying agent to a Non-U.S. holder, that are not effectively connected with the conduct of a U.S. trade or business, will generally not be subject to U.S. federal income tax or withholding tax, if:

•	the Non-U.S. holder does not own directly or indirectly, actually or constructively, for U.S. federal income tax purposes, 10% or more of the total combined voting power of all classes of our voting stock;

•	the Non-U.S. holder is not, for U.S. federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to us through stock ownership under applicable rules of the Code;

•	the Non-U.S. holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

•	the certification requirement, as described below, has been fulfilled with respect to the beneficial owner.

The certification requirement referred to above will be fulfilled if either (A) the Non-U.S. holder provides to us or our paying agent an IRS Form W-8BEN (or successor form), signed under penalties of perjury, that includes such holder’s name and address and a certification as to its Non-U.S. status, or (B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business holds the note on behalf of the beneficial owner and provides a statement to us or our paying agent, signed under penalties of perjury, in which the organization, bank or financial institution certifies that it has received an IRS Form W-8BEN (or successor form) from the Non-U.S. holder or from another financial institution acting on behalf of such holder and furnishes us or our paying agent with a copy of the statement and otherwise complies with the applicable IRS requirements. Other methods might be available to satisfy the certification requirements described above, depending on the circumstances applicable to the Non-U.S. holder.

The gross amount of payments of interest that do not qualify for the exception from withholding described above (the ‘‘portfolio interest exemption’’) will be subject to U.S. federal withholding tax at a rate of 30% unless (A) the Non-U.S. holder provides a properly completed IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under an applicable tax treaty, or (B) such interest is effectively connected with the conduct of a U.S. trade or business by such Non-U.S. holder and such holder provides us with a properly completed IRS Form W-8ECI (or successor form).

If a Non-U.S. holder is engaged in a trade or business in the United States and if interest on the exchange note or gain realized on the disposition of the exchange note is effectively connected with the conduct of such trade or business, the Non-U.S. holder generally will be subject to regular U.S. federal income tax on the interest or gain on a net basis in the same manner as if it were a U.S. holder, unless an applicable treaty provides otherwise. In addition, if the Non-U.S. holder is a foreign corporation engaged in a trade or business in the United States, it may also be subject to a branch profits tax at a rate of 30% on its earnings and profits for the taxable year, subject to certain adjustments, unless reduced or eliminated by an applicable tax treaty. Even though such effectively connected income is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the Non-U.S. holder satisfies the certification requirements described above.

As more fully described above under ‘‘Description of Notes—Optional Redemption—Repurchase at the Option of Holders—Change of Control’’ upon the occurrence of certain enumerated events we may be required to make payments of additional interest to holders of the exchange notes. If any such payments are made, they may be treated as interest, subject to the rules described above or as other income subject to U.S. federal withholding tax. Although the matter is not free from doubt, we intend to treat such payments made to Non-U.S. holders as subject to U.S. federal withholding tax at a rate of 30% subject to reduction or exemption (a) by an applicable treaty if the Non-U.S. holder provides an IRS Form W-8BEN certifying that it is entitled to treaty benefits or (b) upon the receipt of an IRS Form W-8ECI from a Non-U.S. holder claiming that such payments are effectively connected with the conduct of a trade or business in the United States. Non-U.S. holders should consult their tax advisors as to the tax considerations relating to debt instruments that provide for one or more contingent payments, in particular as to the availability of the portfolio interest exemption, and the ability of Non-U.S. holders to claim the benefits of income tax treaty exemptions from U.S. withholding tax on interest, in respect of any such additional payments.

Sale, Exchange or Disposition of the Notes

Subject to the discussion below concerning backup withholding, a Non-U.S. holder of an exchange note generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other taxable disposition of such note unless:

•	such holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met (in which case, the Non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources);

•	such gain represents accrued but unpaid interest not previously included in income, in which case the rules regarding interest would apply; or

•	such gain is effectively connected with the conduct by such Non-U.S. holder of a trade or business in the U.S. and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment maintained by such Non-U.S. Holder (in which case, the Non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in much the same manner applicable to U.S. persons and, if the Non-U.S. holder is a foreign corporation, the ‘‘branch profits tax’’ described above may also apply).

Federal Estate Tax

A note held (or treated as held) by an individual who is a Non-U.S. holder (as specifically defined for U.S. federal estate tax purposes) at the time of his or her death will not be subject to U.S. federal estate tax, provided the interest on the note is exempt from withholding of U.S. federal income tax under the ‘‘portfolio interest exemption’’ described above (without regard to the certification requirement) and income on such note was not U.S. trade or business income. If you are an individual, you should consult with your tax advisor regarding the possible application of the U.S. federal estate tax to your particular circumstances, including the effect of any applicable treaty.

Information Reporting and Backup Withholding

Unless certain exceptions apply, we must report annually to the IRS and to each Non-U.S. holder any interest paid to the Non-U.S. holder. Copies of these information returns may also be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the Non-U.S. holder resides.

Under current U.S. federal income tax law, backup withholding tax will not apply to payments of interest by us or our paying agent on a note if the certifications described above under ‘‘Non-U.S. Holders—Payments of Interest’’ are received, provided that we or our paying agent, as the case may be, do not have actual knowledge or reason to know that the payee is a U.S. person.

Payments on the sale, exchange or other disposition of a note made to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting unless the non-U.S. broker has certain types of relationships with the United States (a ‘‘U.S. related person’’). In the case of payment on the sale, exchange or other disposition of the notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has in its records documentary evidence that the beneficial owner is not a U.S. person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that such broker is required to report if the broker has actual knowledge or reason to know that the payee is a U.S. person. Payments to or through the U.S. office of a broker will be subject to backup withholding and information reporting unless the holder certifies, under penalties of perjury, that it is not a U.S. person or otherwise establishes an exemption.

Backup withholding is not an additional tax: any amounts withheld from a payment to a Non-U.S. holder under the backup withholding rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. Non-U.S. holders of exchange notes should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

The foregoing discussion is for general information only and is not tax advice. Accordingly, you should consult your tax advisor as to the particular tax consequences to you of purchasing, holding and disposing of the notes, including the applicability and effect of any state, local, or non-U.S. tax laws and any tax treaty and any recent or prospective changes in any applicable tax laws or treaties.

 Plan of Distribution

Each broker-dealer who holds initial notes that are transfer restricted securities that were acquired for its own account as a result of market-making activities or other trading activities (other than transfer restricted securities acquired directly from us or any of our affiliates), may exchange such transfer restricted securities under the exchange offer.

Each broker-dealer that receives exchange notes for its own account under the exchange offer in exchange for initial notes acquired by such broker-dealer as a result of market making or other trading activities may be deemed to be an ‘‘underwriter’’ within the meaning of the Securities Act and, therefore, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales, offers to resell or other transfers of the exchange notes received by it in connection with the exchange offer. Accordingly, each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an ‘‘underwriter’’ within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of one year after the completion of this exchange offer or for such shorter period ending on the date when all of the notes have been sold, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until             , 2007, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account under the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an ‘‘underwriter’’ within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an ‘‘underwriter’’ within the meaning of the Securities Act.

 Legal Matters

Certain legal matters in connection with the exchange notes and guarantees will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. Schwabe, Williamson & Wyatt, P.C. will pass on certain legal matters of Oregon law relating to the Oregon guarantor. Troutman Sanders LLP will pass on certain legal matters of Georgia law relating to the Georgia guarantors. Paul, Weiss, Rifkind, Wharton & Garrison LLP has relied upon the opinion of these firms as to matters of state law in the indicated jurisdictions. Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented M & F Worldwide and its related parties from time to time.

 EXPERTs

The consolidated financial statements of Clarke American Corp. as of December 31, 2006 and December 31, 2005, and for the fiscal year ended December 31, 2006 and for the periods from December 15, 2005 to December 31, 2005, from April 1, 2005 to December 14, 2005 and from January 1, 2005 to March 31, 2005, included in this prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Clarke American Corp. for the fiscal year ended December 31, 2004 included in this prospectus have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and the related financial statement schedule of John H. Harland Company as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2006 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the prospectus (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and include an explanatory paragraph regarding John H. Harland Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share Based Payment, on January 1, 2006 and Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans-An amendment of FASB Statements No. 87, 88, 106, and 132R, on December 31, 2006, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-4 to register the issuance of the exchange notes. Upon the effectiveness of this registration statement on Form S-4, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will be required to file reports and other information with the SEC. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and the exchange notes offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy any document we file with the Commission at the Commission’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Copies of these reports, proxy statements and information may be obtained at prescribed rates from the Public Reference Section of the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the Commission maintains a web site that contains reports, proxy statements and other information regarding registrants, such as us, that file electronically with the Commission. The address of this web site is http://www.sec.gov.

Anyone who receives a copy of this prospectus may obtain a copy of the indenture without charge by writing to Harland Clarke Holdings Corp., 2939 Miller Road, Decatur, GA 30035, Attention: Treasurer.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
FINANCIAL STATEMENT SCHEDULES

Pages
Clarke American Corp. and Subsidiaries
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets – December 31, 2006 and 2005	F-4
Consolidated Statements of Operations – The Year Ended December 31, 2006, Periods from December 15 to 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005 and the Year Ended December 31, 2004	F-5
Consolidated Statements of Stockholder’s Equity (Deficit) – The Year Ended December 31, 2006, Periods from December 15 to 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005 and the Year Ended December 31, 2004	F-6
Consolidated Statements of Cash Flows – The Year Ended December 31, 2006, Periods from December 15 to 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005 and the Year Ended December 31, 2004	F-7
Notes to Consolidated Financial Statements	F-8
Unaudited Consolidated Financial Statements
Consolidated Balance Sheets – March 31, 2007	F-29
Consolidated Statements of Income – March 31, 2007	F-30
Consolidated Statements of Cash Flows – March 31, 2007	F-31
Notes to Consolidated Financial Statements	F-32
John H. Harland Company and Subsidiaries
Audited Consolidated Financial Statements
Consolidated Balance Sheets – December 31, 2006 and 2005	F-42
Consolidated Statements of Income – Years ended December 31, 2006, 2005 and 2004	F-44
Consolidated Statements of Cash Flows – Years ended December 31, 2006, 2005 and 2004	F-45
Consolidated Statements of Shareholders’ Equity – Years ended December 31, 2006, 2005 and 2004	F-46
Notes to Consolidated Financial Statements	F-47
Report of Independent Registered Public Accounting Firm	F-78
Report of Independent Registered Public Accounting Firm	F-79
Supplemental Financial Information (Unaudited)	F-81
Schedule II — Valuation and Qualifying Accounts	F-83
Unaudited Consolidated Financial Statements
Condensed Consolidated Balance Sheets – March 30, 2007	F-84
Condensed Consolidated Statements of Income – March 30, 2007	F-86
Condensed Consolidated Statements of Cash Flows – March 30, 2007	F-87
Notes to Condensed Consolidated Financial Statements	F-88

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of
Clarke American Corp.

We have audited the accompanying consolidated balance sheets of Clarke American Corp. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholder’s equity (deficit), and cash flows for the year ended December 31, 2006 and the periods from December 15, 2005 to December 31, 2005, from April 1, 2005 to December 14, 2005 and from January 1, 2005 to March 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Clarke American Corp. and Subsidiaries’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Clarke American Corp. and Subsidiaries’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Clarke American Corp. and Subsidiaries at December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for the year ended December 31, 2006 and the periods from December 15, 2005 to December 31, 2005, from April 1, 2005 to December 14, 2005 and from January 1, 2005 to March 31, 2005 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Antonio, Texas
February 22, 2007, except for the last paragraph of
    Note 14, as to which the date is June 12, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Clarke American Corp.:

In our opinion, the consolidated statements of operations, shareholder’s equity/(deficit) and cash flows for the year ended December 31, 2004 present fairly, in all material respects, the results of operations and cash flows of Novar USA Inc. and its subsidiaries for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
November 22, 2005, except for Note 19,
as to which the date is April 12, 2006 and
Note 14, as to which the date is June 12, 2007

Clarke American Corp. and Subsidiaries
Consolidated Balance Sheets
(in millions, except per share data)

	December 31,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$30.5	$6.2
Accounts receivable, net	19.8	23.2
Inventories	13.6	13.9
Prepaid expenses and other	16.2	20.8
Total current assets	80.1	64.1
Property, plant and equipment, net	92.4	103.1
Goodwill	346.8	349.0
Other intangible assets, net	550.9	577.3
Other assets	48.1	56.4
Total assets	$1,118.3	$1,149.9
LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$21.1	$33.8
Accrued liabilities	45.4	41.3
Current maturities of long-term debt	46.6	16.5
Total current liabilities	113.1	91.6
Long-term debt	557.2	609.7
Deferred tax liabilities	221.9	238.7
Other liabilities	6.8	8.7
Total liabilities	899.0	948.7
Commitments and contingencies	—	—
Stockholder’s equity:
Common stock – 200 shares authorized; par value $0.01; 100 shares issued and outstanding at December 31, 2006 and 2005	—	—
Additional paid-in capital	202.5	202.5
Retained earnings (accumulated deficit)	16.7	(1.3)
Accumulated other comprehensive income	0.1	—
Total stockholder’s equity	219.3	201.2
Total liabilities and stockholder’s equity	$1,118.3	$1,149.9

See Notes to Consolidated Financial Statements

Clarke American Corp. and Subsidiaries
Consolidated Statements of Operations
(in millions)

The purchase method of accounting was used to record assets and liabilities assumed by the Company. Such accounting generally results in increased depreciation recorded in future periods. Accordingly, the accompanying financial statements of the Successor, Predecessor (Honeywell) and Predecessor (Novar) are not comparable in all material respects since those financial statements report financial position, results of operations and cash flows of these separate entities. See Note 1.

	2006	2005			2004
	Successor	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Predecessor (Novar)
	Year Ended Dec. 31	Dec. 15 to Dec. 31	Apr. 1 to Dec. 14	Jan. 1 to Mar. 31	Year Ended Dec. 31
Net revenues	$623.9	$24.1	$439.9	$154.4	$607.6
Cost of revenues	389.7	17.4	285.6	91.1	353.1
Gross profit	234.2	6.7	154.3	63.3	254.5
Selling, general and administrative expenses	147.2	6.0	100.8	39.2	147.5
Operating income	87.0	0.7	53.5	24.1	107.0
Interest income	—	—	1.1	0.1	0.3
Interest expense	(60.0)	(2.8)	(3.5)	(5.7)	(19.4)
Interest expense, net	(60.0)	(2.8)	(2.4)	(5.6)	(19.1)
Income (loss) before income taxes	27.0	(2.1)	51.1	18.5	87.9
Provision (benefit) for income taxes	7.5	(0.8)	20.1	7.5	23.5
Net income (loss)	$19.5	$(1.3)	$31.0	$11.0	$64.4

See Notes to Consolidated Financial Statements

Clarke American Corp. and Subsidiaries
Consolidated Statements of Stockholder’s Equity (Deficit)
(in millions)

The purchase method of accounting was used to record assets and liabilities assumed by the Company. Such accounting generally results in increased depreciation recorded in future periods. Accordingly, the accompanying financial statements of the Successor, Predecessor (Honeywell) and Predecessor (Novar) are not comparable in all material respects since those financial statements report financial position, results of operations and cash flows of these separate entities. See Note 1.

	Successor	Predecessor	Additional Paid-in Capital (Capital Deficiency)	Retained Earnings (Accumulated Deficit)	Unearned Deferred Compensation	Accumulated Other Comprehensive Income/(Loss)	Total
	Shares of Common Stock
Predecessor (Novar)
Balance, December 31, 2003	—	100	$—	$(235.5)	$(1.3)	$(0.3)	$(237.1)
Net income				64.4			64.4
Invested capital equity				65.5			65.5
Stock-based compensation				7.6	(1.7)		5.9
Balance, December 31, 2004	—	100	$—	$(98.0)	$(3.0)	$(0.3)	$(101.3)
Net income				11.0			11.0
Stock-based compensation				2.1	3.0		5.1
Balance, March 31, 2005	—	100	$—	$(84.9)	$—	$(0.3)	$(85.2)
Predecessor (Honeywell)
Purchase by Honeywell			306.0	84.9		0.3	391.2
Balance, April 1, 2005	—	100	$306.0	$—	$—	$—	$306.0
Deemed capital contribution			433.0				433.0
Net income				31.0			31.0
Distribution to parent			(33.6)	(31.0)			(64.6)
Other			0.4				0.4
Balance, December 14, 2005	—	100	$705.8	$—	$—	$—	$705.8
Successor
Purchase by M & F Worldwide	100	(100)	(503.3)	—	—	—	(503.3)
Balance, December 15, 2005	100	—	$202.5	$—	$—	$—	$202.5
Net loss				(1.3)			(1.3)
Balance, December 31, 2005	100	—	$202.5	$(1.3)	$—	$—	$201.2
Net income				19.5			19.5
Derivative fair-value adjustment, net of tax						0.1	0.1
Total comprehensive income			—	19.5	—	0.1	19.6
Dividend paid to parent				(1.5)			(1.5)
Balance, December 31, 2006	100	—	$202.5	$16.7	$—	$0.1	$219.3

See Notes to Consolidated Financial Statements

Clarke American Corp. and Subsidiaries
Consolidated Statements of Cash Flows
(in millions)

The purchase method of accounting was used to record assets and liabilities assumed by the Company. Such accounting generally results in increased depreciation recorded in future periods. Accordingly, the accompanying financial statements of the Successor, Predecessor (Honeywell) and Predecessor (Novar) are not comparable in all material respects since those financial statements report financial position, results of operations and cash flows of these separate entities. See Note 1.

	2006	2005			2004
	Successor	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Predecessor (Novar)
	Year Ended December 31	Dec. 15 to Dec. 31	Apr. 1 to Dec. 14	Jan. 1 to Mar. 31	Year Ended December 31
Operating activities
Net income (loss)	$19.5	$(1.3)	$31.0	$11.0	$64.4
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation	25.9	0.9	17.1	5.5	22.7
Amortization	28.6	1.3	25.6	0.2	0.6
Amortization of deferred financing fees and original discount	3.2	0.1	—	—	—
Deferred income taxes	(13.5)	(1.5)	(14.6)	1.0	(3.8)
Stock-based compensation	—	—	—	3.4	5.8
Changes in operating assets and liabilities:
Trade and affiliate receivables	3.4	1.4	7.2	8.8	(5.1)
Inventories	0.3	1.8	2.1	0.7	0.3
Prepaid expenses and other assets	11.7	1.1	0.3	(7.3)	(7.5)
Trade and affiliate payables	0.5	(3.1)	2.9	2.1	1.8
Accrued expenses and deferred liabilities	0.2	2.8	2.6	(7.1)	4.5
Income taxes	(1.1)	0.7	24.7	(5.1)	(20.4)
Mark-to-market of financial instruments	—	—	—	—	(0.5)
Other, net	0.5	0.1	0.8	(0.2)	0.5
Net cash provided by operating activities	79.2	4.3	99.7	13.0	63.3
Investing activities
Proceeds from sale of property and equipment	—	—	—	—	0.7
Purchase of Alcott Routon, net of cash acquired	—	—	—	—	(11.4)
Capitalized interest	(1.0)	—	—	—	—
Capital expenditures	(14.7)	(1.1)	(14.7)	(2.6)	(17.3)
Net cash used in investing activities	(15.7)	(1.1)	(14.7)	(2.6)	(28.0)
Financing activities
Dividends paid	(1.5)	—	(64.6)	—	—
Capital distributions to parent and invested capital equity	—	—	—	1.8	65.5
Cash overdrafts	(13.2)	(3.5)	5.7	(5.6)	8.7
Payments received on notes receivable from affiliates	—	—	24.8	—	25.7
Amounts loaned on notes receivable from affiliates	—	—	—	—	(40.0)
Borrowings on affiliate notes	—	—	—	19.9	187.7
Repayments of affiliate notes	—	—	(59.3)	(21.3)	(282.7)
Borrowings on external debt	3.3	6.4	—	—	—
Repayments of external debt	(27.8)	(2.5)	(0.7)	—	—
Net cash (used in) provided by financing activities	(39.2)	0.4	(94.1)	(5.2)	(35.1)
Net increase (decrease) in cash and cash equivalents	24.3	3.6	(9.1)	5.2	0.2
Cash and cash equivalents at beginning of period	6.2	2.6	11.7	6.5	6.3
Cash and cash equivalents at end of period	$30.5	$6.2	$2.6	$11.7	$6.5
Supplemental disclosure of cash paid for:
Interest paid	$59.3	$—	$25.8	$16.0	$19.9
Income taxes paid, net of refunds	$22.3	$—	$10.6	$11.5	$46.9

See Notes to Consolidated Financial Statements

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006
(in millions)

1.	Description of Business and Basis of Presentation

Clarke American Corp. (‘‘Clarke American’’) is a holding company that conducts its operations through its wholly owned subsidiaries, B²Direct, Inc. (‘‘B2D’’), Checks In The Mail, Inc. (‘‘CITM’’), and Clarke American Checks, Inc. (‘‘CACI’’). CA Investment Corp. (‘‘CA Investment’’) was incorporated in Delaware on October 19, 2005. On December 15, 2005, CA Investment, an indirect wholly owned subsidiary of M & F Worldwide Corp. (‘‘M & F Worldwide’’) purchased 100% of the capital stock of Novar USA Inc. (‘‘Novar’’) and was renamed ‘‘Clarke American Corp.’’ (see Note 3). Clarke American Corp. is the successor by merger to Novar, which indirectly wholly owned the operating subsidiaries of the Clarke American business.

The consolidated financial statements include the accounts of Clarke American and its subsidiaries (collectively, the ‘‘Company’’) after elimination of all material intercompany accounts and transactions.

The Company is a leading provider of checks and related products, direct marketing services and contact center services in the U.S. The Company serves financial institutions through its Clarke American and Alcott Routon brands (the ‘‘Financial Institution’’ segment) and consumers and businesses directly through its Checks In The Mail and B2Direct brands (the ‘‘Direct to Consumer’’ segment). The Financial Institution segment’s products primarily consist of checks and related products, such as deposit tickets, checkbook covers, and related delivery services, and it also offers specialized direct marketing and contact center services to its financial institution clients. The Direct to Consumer segment’s products primarily consist of checks and related products, customized business kits, and treasury management supplies.

Effective April 1, 2005, Honeywell Acquisitions Limited, a wholly owned subsidiary of Honeywell International Inc. (together ‘‘Honeywell’’ or ‘‘Predecessor (Honeywell)’’) purchased the stock of Novar plc (‘‘Predecessor (Novar)’’), which until then was the Company’s indirect parent. On May 4, 2005, Honeywell reorganized the Novar businesses and transferred ownership of a former subsidiary Novar USA Holdings Inc. (‘‘NUHI’’) to another Honeywell entity that was not a part of the Novar legal structure. Since the reorganization was a transaction between entities under common control, the results of operations and financial position of NUHI have been eliminated from these financial statements on an as-if pooling basis for the 2005 and 2004 periods. Also, in connection with the reorganization, Honeywell issued a note receivable in the amount of $424.0 in exchange for the businesses transferred. This note receivable was then transferred back to Honeywell to satisfy certain notes payable.

Although the Company was not a separate stand-alone company from Novar plc during the fiscal year ended December 31, 2004, the three months ended March 31, 2005 or the period from April 1, 2005 through May 3, 2005, the accompanying financial statements have been prepared as if the Company had existed as a stand-alone company for such periods. These financial statements include balances that were directly attributable to the Novar plc business after giving effect to the reorganization described above. Certain amounts of Novar plc’s corporate expenses including legal, accounting, infrastructure and other costs, although not directly attributable to the Company’s operations, have been allocated to the Company for the year ended December 31, 2004 and the periods from January 1 to March 31, 2005 and April 1 to December 14, 2005 on a basis that the Company considers to be a reasonable allocation of the benefits received. However, the financial information presented in these financial statements may not reflect the combined financial position, operating results and cash flows of the Company had the Company been a separate stand-alone entity during the year ended December 31, 2004 and the periods from January 1 to March 31, 2005 and April 1 to December 14, 2005.

As a result of the changes in ownership caused by M & F Worldwide’s acquisition of Clarke American (the ‘‘Clarke American Acquisition’’) (see Note 3) and the acquisition by Honeywell

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006
(in millions)

described above, the Company is required to present separately its operating results for its two predecessors. The period during which the Company’s business was owned by Honeywell (April 1, 2005 to December 14, 2005) is presented in the accompanying financial statements as ‘‘Predecessor (Honeywell).’’ The period prior to the acquisition of the Company’s business by Honeywell (the three months ended March 31, 2005 and the fiscal year ended December 31, 2004) is presented in the accompanying financial statements as ‘‘Predecessor (Novar).’’ The periods subsequent to the Clarke American Acquisition are presented in the accompanying financial statements as ‘‘Successor.’’ The purchase method of accounting, pursuant to Statement of Financial Accounting Standards (‘‘SFAS’’) No. 141, ‘‘Business Combinations,’’ was used to record the assets and liabilities assumed by the Company in the Clarke American Acquisition and by the Predecessor (Honeywell) in the acquisition by Honeywell. Such accounting generally results in increased depreciation and amortization recorded in periods subsequent to the acquisitions. Accordingly, the accompanying financial statements of the Predecessors and the Successor are not comparable in all material respects since those financial statements report financial position, results of operations and cash flows of these separate entities.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company records revenues as products are shipped or services are performed. Title and risk of loss for orders shipped passes to customers upon shipment. Revenues are recorded net of any applicable discounts, rebates and allowances for sales returns. Delivery revenues are presented gross within revenues and delivery costs presented gross within cost of revenues.

The Company’s contracts with its customers generally specify that certain amounts be repaid to the Company upon early termination of the contract. When such a termination occurs, the amounts repaid are offset against any outstanding prepaid rebate balance related to the terminating customer, with any resulting excess reported as an increase in revenue. The Company recorded revenue related to contract terminations of $1.1, $0.1, $2.5, $0.2, and $4.2 for fiscal year 2006, the periods December 15 to December 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005, and fiscal year 2004, respectively.

Revenues for direct response marketing services are recognized from the Company’s fixed price direct mail and marketing contracts based on the proportional performance method for time and materials at relative fair value for specific projects. Deferred revenue, representing amounts billed to the customer in excess of amounts earned, is included in accrued expenses in the accompanying consolidated balance sheets.

Cash Equivalents

The Company considers all cash on hand, money market funds and other highly liquid investments with maturity, when purchased, of three months or less to be cash and cash equivalents. Under the terms of the Company’s bank agreements, outstanding checks in excess of the cash balances in the Company’s accounts create a bank overdraft liability. As of December 31, 2006 and 2005, such overdrafts were $0.0 and $13.2, respectively, and are included in accounts payable in the accompanying consolidated balance sheets.

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006
(in millions)

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable losses in its existing accounts receivable. The allowance is determined based on historical write-off experience and is reviewed monthly. Account balances are charged off against the allowance when the Company believes it is probable the receivable will not be recovered. The Company does not have any off-balance-sheet credit exposure related to its customers. As of December 31, 2006 and 2005, the allowances for doubtful accounts were negligible and are included in net accounts receivable in the accompanying consolidated balance sheets.

Inventories

The Company states inventories at the lower of cost or market value. Inventories purchased from external suppliers are stated at moving average cost, and inventories manufactured internally are stated at average cost.

The Company adopted the provisions of Statement of Financial Accounting Standards (‘‘SFAS’’) No. 151, ‘‘Inventory Costs, an amendment of ARB No. 43, Chapter 4’’ on January 1, 2006. Among other things, SFAS No. 151 clarifies that certain operating costs should be recognized as current period charges and requires the allocation of fixed production overheads to inventory. Adoption of SFAS No. 151 did not have a material impact on the Company’s financial statements.

Upfront Contract Acquisition Payments

The Company has contracts with certain clients that require prepayments. The upfront contract acquisition payments are amortized on a straight-line basis over the terms of the respective contracts as a reduction of revenue. The contracts allow for the Company to recoup, at a minimum, the unamortized prepayment in the event that a contract is terminated early. The unamortized upfront contract acquisition payments balances are included in other assets in the accompanying consolidated balance sheets.

Advertising

Direct-response advertising is capitalized and amortized over its expected period of future benefits, and consists primarily of inserts that include order coupons for CITM’s products which are amortized for a period of up to 18 months. Custom advertising pieces for Clarke American Checks Inc. were capitalized during 2004 and were amortized over 30 months. These costs are amortized following their distribution, and are charged to match the advertising expense with the related revenue streams. Other advertising activities include product catalogs and price sheets, which are expensed when issued to the Company’s financial institution clients for use. The Company’s advertising expense was $15.5, $0.5, $10.0, $4.0, and $16.3 for fiscal year 2006, the periods December 15 to December 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005, and fiscal year 2004, respectively. Unamortized balances are included in other current and non-current assets in the accompanying consolidated balance sheets.

Property, Plant and Equipment

The Company states property, plant and equipment at cost. Maintenance and repairs are charged to expense as incurred. Additions, improvements and replacements that extend the asset life are capitalized. Depreciation is provided on a straight-line basis over the estimated useful lives of such assets. The Company amortizes leasehold improvements over the shorter of the useful life of the

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006
(in millions)

related asset or the current lease term. Certain leases also contain tenant improvement allowances, which are recorded as a leasehold improvement and deferred rent and amortized over the lease term. The Company eliminates cost and accumulated depreciation applicable to assets retired or otherwise disposed of from the accounts and reflects any gain or loss on such disposition in operating results. The Company capitalizes the costs incurred during the development stage on internally developed software and amortizes the costs over the estimated useful life of the software. Capitalized software is reviewed annually and adjusted to the lower of cost or net realizable value. The Company capitalizes interest on qualified long-term projects and depreciates it over the life of the related asset.

The useful lives for computing depreciation are as follows:

Buildings	20 – 40 years
Machinery and equipment	3 – 15 years
Leasehold improvements	1 – 15 years
Computer software and hardware	3 – 8 years
Furniture, fixtures and transportation equipment	3 – 10 years

Goodwill and Acquired Intangible Assets

Goodwill represents the excess of cost (purchase price) over the fair value of net assets acquired. Acquired intangibles are recorded at fair value as of the date acquired using the purchase method. Goodwill and other intangibles determined to have an indefinite life are not amortized, but are tested for impairment at least annually or when events or changes in circumstances indicate that the assets might be impaired.

The goodwill impairment test is a two-step process, which requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of the Company’s reporting units based on discounted cash flow models using revenue and profit forecasts and comparing the estimated fair values with the carrying values of the Company’s reporting units, which include the goodwill. If the estimated fair values are less than the carrying values, a second step is performed to compute the amount of the impairment by determining an ‘‘implied fair value’’ of goodwill. The determination of the Company’s ‘‘implied fair value’’ requires the Company to allocate the estimated fair value to the assets and liabilities of the reporting unit. Any unallocated fair value represents the ‘‘implied fair value’’ of goodwill, which is compared to the corresponding carrying value. The Company conducted its annual goodwill impairment test in the fourth quarter of 2006 and concluded there was no impairment.

The Company measures impairment of its indefinite lived intangible assets, which consist of certain trade names and trademarks, based on projected discounted cash flows. The Company also re-evaluates the useful life of these assets annually to determine whether events and circumstances continue to support an indefinite useful life. The Company’s indefinite lived intangible asset impairment test is completed annually in the fourth quarter. For 2006, the Company completed the annual impairment test and concluded there was no impairment.

Accounting for Long-Lived Assets

The Company assesses on an ongoing basis the recoverability of long-lived assets other than goodwill and indefinite lived intangible assets based on estimates of future undiscounted cash flows compared to net book value. If the future undiscounted cash flow estimates were less than net book value, net book value would then be reduced to estimated fair value, which generally approximates discounted cash flows. The Company also evaluates the amortization periods of assets to determine whether events or circumstances warrant revised estimates of useful lives.

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006
(in millions)

Income Taxes

The Company computes income taxes under the liability method. Under the liability method, the Company generally determines deferred income taxes based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company records net deferred tax assets when it is more likely than not that it will realize the tax benefits.

Stock-Based Compensation

Subsequent to the acquisition of Novar by Honeywell on April 1, 2005, there have been no new stock options or other stock-based compensation arrangements. Prior to April 1, 2005, certain employees of the Company previously participated in stock plans established by Novar plc, as described more fully in Note 12. During the periods prior to April 1, 2005, the Company accounted for stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board (‘‘APB’’) Opinion No. 25, ‘‘Accounting for Stock Issued to Employees,’’ and related interpretations. Accordingly, in fiscal years 2005 and 2004, the Company measured compensation cost for stock options as the excess, if any, of the fair value of the relevant stock at the date of the grant over the amount an employee must pay to acquire the stock. The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS No. 123, ‘‘Accounting for Stock-Based Compensation,’’ as amended, to stock-based employee compensation. All outstanding stock options were fully vested as of April 1, 2005, as a result of the Honeywell acquisition. Following the Honeywell acquisition, all plans were discontinued and closed to further vesting, resulting in the recognition of $3.0 in unearned deferred compensation.

Year Ended December 31, 2004
Net income as reported	$64.4
Add stock-based employee compensation expense included in reported net income, net of taxes	3.5
Deduct: total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(0.6)
Pro forma net income	$67.3

The estimated fair value of stock-based compensation for the granted options was amortized to expense primarily over the vesting period for purposes of the pro forma disclosures above. The fair value of each option granted in 2004 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected volatility of 36.3%; risk free interest rate of 3.9%; expected life of ten years; and dividend yield of 4.8%. The estimated average fair value per share of options granted during 2004 was $0.64.

Derivative Financial Instruments

The Company began using derivative financial instruments in 2006 to manage interest rate risk related to a portion of its long-term debt. The Company recognizes all derivatives at fair value as either assets or liabilities in the consolidated balance sheets and changes in the fair values of such instruments are recognized currently in earnings unless specific hedge accounting criteria are met. If specific cash flow hedge accounting criteria are met, the Company recognizes the changes in fair value of these instruments in other comprehensive income until the underlying debt instrument being hedged is settled or the Company determines that the specific hedge accounting criteria are no longer met.

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006
(in millions)

As of December 31, 2006, the Company recorded an asset of $0.1 and an offsetting credit in other comprehensive income, net of tax, related to its interest rate swap, which is accounted for as a cash flow hedge (see Note 14). The Company was not a party to any derivative instruments during 2005 and 2004.

New Accounting Pronouncements

The Company adopted the provisions of SFAS No. 158, ‘‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)’’ in the fourth quarter of 2006. SFAS No. 158 requires an entity to recognize in its statement of financial position an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status; measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. The adoption of SFAS No. 158 did not have a material impact on the Company’s financial statements.

In June 2006, the Financial Accounting Standards Board (‘‘FASB’’) issued FASB Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109’’ (‘‘FIN 48’’). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, ‘‘Accounting for Income Taxes.’’ FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company is required to adopt the provisions of FIN 48 in the first quarter of 2007. The Company is currently evaluating the impact of FIN 48 on its consolidated results of operations and financial position.

In June 2006, the FASB ratified EITF Issue No. 06-3, ‘‘How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)’’ (‘‘EITF 06-3’’). EITF 06-3 is applicable for any tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, and may include, but is not limited to, sales, use, value added, and some excise taxes. EITF 06-3 requires companies to disclose whether they present such taxes on a gross basis (included in revenues and costs) or a net basis. In addition, for any such taxes that are reported on a gross basis, companies are required to disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company will include the required disclosures in its interim and annual financial statements beginning with the first quarter of 2007.

In September 2006, the FASB issued SFAS No. 157, ‘‘Fair Value Measurement.’’ SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, but does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of SFAS No. 157 on its consolidated results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities.’’ SFAS No. 159 provides companies with an option to report selected

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006
(in millions)

financial assets and liabilities at fair value and requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated results of operations and financial position.

3.	Acquisitions

Acquisition of Alcott Routon

In March 2004, the Company acquired 100% of the stock of Alcott Routon, Inc. (‘‘ARI’’) for a purchase price of $12.0 to enhance the direct marketing capabilities of the Company. Acquisition costs of $0.2 were also incurred. The results of ARI’s operations have been included in the consolidated financial statements since the acquisition date. ARI develops, sells and implements direct response marketing services, primarily to financial institutions. The purchase agreement contains contingent payout provisions to the prior ARI shareholders and employees, who are now employees of the Company, that are due three years from the closing should certain financial performance criteria be met. The maximum contingent payout of $3.0 is payable in April 2007, and is treated for accounting purposes as compensation expense when earned. The Company has accrued $3.0 as of December 31, 2006, which is included in accrued liabilities in the consolidated balance sheet. At December 31, 2005, the Company had accrued $1.9, which is included in other liabilities in the consolidated balance sheet.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Current assets	$2.8
Property, plant and equipment	0.3
Goodwill	6.7
Intangible assets	5.2
Total assets acquired	15.0
Current liabilities	(2.8)
Net assets acquired	$12.2

The primary items that generated goodwill are the value of the synergies between ARI and the Company and the acquired assembled workforce, neither of which qualifies as an amortizable intangible asset. The intangible assets acquired include a tradename of $1.0 (ten-year life), customer relationships of $2.3 (ten-year life), a favorable contract of $0.9 (four-year life) and covenants not to compete of $1.0 (three-year life). The goodwill of $6.7 is deductible for tax purposes.

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006
(in millions)

Acquisition/Purchase by Honeywell

Effective April 1, 2005, Honeywell purchased the entire issued and ordinary preference share capital of Novar plc, and assumed control as of that date. The Company was until then an indirect wholly owned subsidiary of Novar plc. At the time of the acquisition, Honeywell announced its intention to divest the Company. A portion of the purchase price for Novar plc was allocated to the Company based on the estimated selling price for the Company. The following table summarizes the estimated fair values of the assets and liabilities of the Company as of April 1, 2005:

Receivables	$56.6
Property, plant and equipment	93.0
Other assets	87.5
Goodwill	336.4
Intangible assets	552.0
Total assets acquired	1,125.5
Deferred tax liabilities	225.4
Notes payable	483.2
Other liabilities	110.9
Net assets acquired	$306.0

These intangible assets were amortized over their useful lives for the period April 1 to December 14, 2005, of which the weighted average was 22.7 years. As part of the application of purchase accounting, inventory was increased by $3.1 due to a fair value adjustment. The amount of the inventory fair value adjustment was then expensed as additional non-cash cost of revenues as the fair valued inventory was sold during the period April 1 to December 14, 2005. The related goodwill is not deductible for tax purposes, except for the goodwill from the ARI acquisition as described above.

Purchase by M & F Worldwide

On December 15, 2005, CA Investment Corp. purchased 100% of the outstanding shares of Novar from Honeywell for $800.0 in cash. Clarke American is the successor by merger to Novar. Fees and expenses related to the Clarke American Acquisition that have been capitalized in the purchase price were $3.8. The Clarke American Acquisition was financed with the Company’s $480.0 senior secured credit facilities, the 11.75% Senior Notes due 2013 (the ‘‘Senior Notes’’), and a contribution from M & F Worldwide to the Company of $202.5.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the closing of the Clarke American Acquisition:

Receivables	$24.6
Property, plant and equipment	102.9
Other assets	75.2
Goodwill	346.8
Intangible assets (Note 7)	580.8
Total assets acquired	1,130.3
Deferred tax liabilities	234.4
Other liabilities	92.1
Net assets acquired	$803.8

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006
(in millions)

As part of the application of purchase accounting, inventory was increased by $3.1 due to a fair value adjustment. The amount of the inventory fair value adjustment was then expensed as additional non-cash cost of revenues as the fair-valued inventory was sold (of which $1.3 was expensed in 2006 and $1.8 was expensed during the period December 15 to December 31, 2005). The related goodwill is not deductible for tax purposes, except for the goodwill from the ARI acquisition as described above. In connection with the Clarke American Acquisition, the Company incurred $16.1 of fees related to the financing that are being amortized as non-cash interest expense using the effective interest method over the life of the related debt.

John H. Harland Transaction

On December 19, 2006, M & F Worldwide entered into a definitive agreement and plan of merger (the ‘‘Merger Agreement’’) with John H. Harland Company (‘‘Harland’’), pursuant to which, upon the terms and subject to the conditions set forth therein, a wholly owned subsidiary of M & F Worldwide will merge with and into Harland (the ‘‘Merger’’), with Harland continuing after the Merger as the surviving corporation and as a wholly owned subsidiary of M & F Worldwide. Under the terms of the Merger Agreement, each outstanding share of common stock of Harland will be converted into the right to receive $52.75 in cash, representing, along with the repayment of Harland’s outstanding indebtedness, an approximate transaction value of $1,700.0. The Merger Agreement and the Merger have been approved by the boards of directors of both M & F Worldwide and Harland. The Merger is subject to the satisfaction or waiver of customary closing conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approval by Harland’s shareholders. The Company has obtained committed financing necessary to consummate the Merger. The commitment letter with respect to the financing provides that, concurrent with the consummation of the Merger, the debt under the credit facilities and the Senior Notes of the Company would be repaid.

Harland is a Georgia corporation incorporated in 1923. Harland is a leading provider of printed products and software and related services sold to the financial institution market, including banks, credit unions, thrifts, brokerage houses and financial software companies. Its software operations are conducted through Harland Financial Solutions, Inc., a wholly owned subsidiary of Harland. Another subsidiary, Scantron Corporation, is a leading provider of data collection, testing and assessment products and maintenance services sold primarily to the educational, financial institution and commercial markets. Harland serves its major markets through three primary business segments: Printed Products, Software & Services and Scantron.

4.	Inventories

Inventories consisted of the following:

	December 31,
	2006	2005
Finished goods	$6.1	$4.8
Work-in-progress	5.3	6.7
Raw materials	2.2	2.4
	$13.6	$13.9

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006
(in millions)

5.	Prepaid Expenses and Other

Prepaid expenses and other consisted of the following:

	December 31,
	2006	2005
Prepaid maintenance and other	$7.4	$8.6
Deferred tax asset	3.1	5.0
Prepaid advertising	3.6	4.1
Other current assets	2.1	3.1
	$16.2	$20.8

6.	Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31,
	2006	2005
Machinery and equipment	$64.0	$58.4
Computer software and hardware	23.8	10.3
Leasehold improvements	12.4	11.4
Buildings	5.4	5.2
Furniture, fixtures and transportation equipment	5.1	4.5
Land	2.4	2.4
Construction-in-progress	5.9	11.8
	119.0	104.0
Accumulated depreciation	(26.6)	(0.9)
	$92.4	$103.1

As a result of the Clarke American Acquisition, accumulated depreciation was reset to zero on December 15, 2005. In addition, the assets were adjusted to estimated fair value (see Note 3).

Depreciation expense was $25.9, $0.9, $17.1, $5.5, and $22.7 for fiscal year 2006, the periods December 15 to December 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005, and fiscal year 2004, respectively, and includes the depreciation of the Company’s capital lease. Capitalized lease equipment was $6.3 at December 31, 2006 and 2005, and the related accumulated depreciation was $1.6 and $0.1 at December 31, 2006 and 2005, respectively.

Construction-in-progress mainly consists of investments in the Company’s information technology infrastructure, contact centers, production bindery and delivery systems. Additionally, the Company incurred research and development costs of $0.1 in 2006, which are included in cost of revenues in the accompanying statements of operations.

Unamortized computer software was $13.4 and $8.1 as of December 31, 2006 and 2005, respectively, and the related depreciation expense was $4.7, $0.1, $2.1, $0.7, and $2.8 for fiscal year 2006, the periods December 15 to December 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005, and fiscal year 2004, respectively. Computer software written down to net realizable value was $0.4 for fiscal year 2006.

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006
(in millions)

7.	Goodwill and Other Intangible Assets

The change in carrying amount of goodwill is as follows:

Balance as of December 31, 2004	$286.6
Acquisition by Honeywell	33.7
Acquisition by M & F Worldwide (the Clarke American Acquisition)	28.7
Balance as of December 31, 2005	$349.0
Adjustments to goodwill	(2.2)
Balance as of December 31, 2006	$346.8

The decrease in goodwill during 2006 resulted from adjustments to asset valuations and deferred tax liabilities recorded as a result of finalizing the purchase accounting for the Clarke American Acquisition.

Useful lives, gross carrying amounts and accumulated amortization for other intangible assets are as follows:

		Gross Carrying Amount		Accumulated Amortization
	Useful Life (in years)	December 31,		December 31,
		2006	2005	2006	2005
Amortized intangible assets:
Customer relationships	10-30	$483.3	$480.6	$27.9	$1.2
Trademarks and tradenames	15	11.0	11.5	0.6	—
Covenants not to compete	1	0.4	0.4	0.4	—
Software and other	2-3	2.0	2.0	1.0	0.1
		496.7	494.5	29.9	1.3
Indefinite lived intangible assets:
Trademarks and tradenames		84.1	84.1	—	—
Total other intangibles		$580.8	$578.6	$29.9	$1.3

The customer relationships and amortizable trademarks and tradenames are being amortized using the cash flow method over their estimated useful lives. All other amortized intangible assets are being amortized ratably over their estimated useful lives. As of December 31, 2005, the weighted average amortization period for the amortized intangible assets was 25 years.

Amortization expense was $28.6, $1.3, $25.6, $0.2, and $0.6 for fiscal year 2006, the periods December 15 to December 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005, and fiscal year 2004, respectively.

Estimated annual aggregate amortization expense for each of the next five years is as follows:

2007	$28.8
2008	27.9
2009	26.6
2010	25.6
2011	24.3

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006
(in millions)

8.	Other Assets

Other assets consisted of the following:

	December 31,
	2006	2005
Upfront contract acquisition payments	$31.1	$37.5
Deferred financing fees, net of accumulated amortization of $3.2 and $0.1 at December 31, 2006 and 2005, respectively	13.2	16.3
Other	3.8	2.6
	$48.1	$56.4

Deferred financing fees are amortized using the effective interest method and the amortization is included in interest expense in the accompanying consolidated statements of operations.

9.	Accrued Liabilities

Accrued liabilities consisted of the following:

	December 31,
	2006	2005
Payroll, bonuses and related costs	$22.8	$19.2
Rebates and royalties	8.8	7.0
Sales and other taxes	3.8	5.5
Accrued interest	1.4	2.7
Income taxes	—	0.7
Other	8.6	6.2
	$45.4	$41.3

10.	Commitments and Contingencies

The Company leases property and equipment under operating leases that expire at various dates through 2014. Certain of these leases contain renewal options for one- to five-year periods. Rental payments are typically fixed over the initial term of the lease and usually contain escalation factors for the renewal term. At December 31, 2006, future minimum lease payments under non-cancelable operating leases with terms of one year or more are as follows:

2007	$8.0
2008	7.8
2009	7.4
2010	6.0
2011	4.7
Thereafter	7.5
$41.4

Total lease expense for all operating leases was $8.5, $0.3, $8.9, $3.7, and $15.2 for fiscal year 2006, the periods December 15 to December 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005, and fiscal year 2004, respectively. Lease expense includes restructuring costs of $0.2 for the period April 1 to December 14, 2005.

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006
(in millions)

At December 31, 2006, the Company had obligations to purchase approximately $9.7 of raw materials.

Certain of the intermediate holding companies of the predecessor of Clarke American had issued guarantees on behalf of operating companies formerly owned by these intermediate holding companies, which operating companies are not part of the Clarke American business. In the stock purchase agreement executed in connection with the Clarke American Acquisition, Honeywell has undertaken to use its commercially reasonable efforts to assume, replace or terminate such guarantees and indemnify M & F Worldwide and its affiliates, including the Company and its subsidiaries, with respect to all liabilities arising under such guarantees. To the extent such guarantees were not so assumed, replaced or terminated at the closing, at December 15, 2005, Honeywell had posted a letter of credit for the benefit of M & F Worldwide in an amount of $60.0 expiring on December 15, 2007 to secure its indemnification obligations covering the guarantees. The face amount of the letter of credit is subject to adjustment, based on the agreement of the parties, and was reduced to $27.0 by December 31, 2006. Since the Company believes it is remote that it will have to pay any amount under such guarantees, it has not recorded any liability in its financial statements. See Note 11 for certain tax matters indemnified by Honeywell.

Various legal proceedings, claims and investigations are pending against the Company, including those relating to commercial transactions, product liability, safety and health matters, employment matters and other matters. Most of these matters are covered by insurance, subject to deductibles and maximum limits, and by third-party indemnities. The Company believes that the outcome of all pending legal proceedings in the aggregate will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

11.	Income Taxes

Information pertaining to the Company’s provision (benefit) for income taxes is as follows:

	2006	2005			2004
	Successor	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Predecessor (Novar)
	Year Ended Dec. 31	Dec. 15 to Dec 31	Apr. 1 to Dec. 14	Jan. 1 to Mar. 31	Year Ended Dec. 31
Provision (benefit) for income taxes:
Current:
Federal	$18.0	$0.6	$30.6	$5.7	$18.2
State and local	3.0	0.2	4.7	0.8	9.1
	21.0	0.8	35.3	6.5	27.3
Deferred:
Federal	(7.5)	(1.4)	(12.8)	0.8	(3.2)
State and local	(6.0)	(0.2)	(2.4)	0.2	(0.6)
	(13.5)	(1.6)	(15.2)	1.0	(3.8)
Total provision (benefit) for income taxes	$7.5	$(0.8)	$20.1	$7.5	$23.5

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006
(in millions)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2006	2005
Current:
Prepaid advertising	$(1.3)	$(1.4)
Accrued expenses and other liabilities	4.4	6.4
Net current deferred tax asset	3.1	5.0
Long-term:
Property, plant and equipment	(13.2)	(18.5)
Pension asset	1.0	1.1
Intangibles	(210.9)	(223.2)
Other	1.2	1.9
Net long-term tax liability	(221.9)	(238.7)
Net deferred tax liabilities	$(218.8)	$(233.7)

The Company recorded net deferred tax liabilities of $234.4 in the purchase accounting for the Clarke American Acquisition.

The effective tax rate before income taxes varies from the current statutory federal income tax rate as follows:

	2006	2005			2004
	Successor	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Predecessor (Novar)
	Year Ended Dec. 31	Dec. 15 to Dec. 31	Apr. 1 to Dec. 14	Jan 1 to Mar. 31	Year Ended Dec. 31
Statutory rate	35.0%	35.0%	35.0%	35.0%	35.0%
State and local taxes	3.8%	2.3%	2.9%	3.2%	6.3%
Establishment (release) of liabilities for tax reserves	0.0%	0.0%	1.5%	1.6%	(14.3%)
Changes in state tax rates	(10.8%)	0.0%	0.0%	0.0%	0.0%
Other	(0.2%)	(0.1%)	(0.2%)	0.7%	(0.3%)
	27.8%	37.2%	39.2%	40.5%	26.7%

The Company, M & F Worldwide and another subsidiary of M & F Worldwide entered into a tax sharing agreement in 2005 whereby M & F Worldwide files consolidated federal income tax returns on the Company’s behalf, as well as on behalf of certain other subsidiaries of M & F Worldwide. Under the tax sharing agreement, the Company makes periodic payments to M & F Worldwide. These payments are based on the applicable federal income tax liability that the Company would have had for each taxable period if the Company had not been included in the M & F Worldwide consolidated group. Similar provisions apply with respect to any foreign, state or local income or franchise tax returns filed by any M & F Worldwide consolidated, combined or unitary group for each year that the Company is included in any such group for foreign, state or local tax purposes. During 2006, the Company made payments to M & F Worldwide of $19.3 under the tax sharing agreement.

To the extent that the Company has losses for tax purposes, the tax sharing agreement permits the Company to carry those losses back to periods beginning on or after December 15, 2005, and

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006
(in millions)

forward for so long as the Company is included in the affiliated group of which M & F Worldwide is the common parent (in both cases, subject to federal, state and local rules on limitation and expiration of net operating losses) to reduce the amount of the payments the Company otherwise would be required to make to M & F Worldwide in years in which it has current income for tax purposes. If the loss is carried back to the previous period, M & F Worldwide shall pay the Company an amount equal to the decrease of the taxes the Company would have benefited as a result of the carry back.

In connection with the Clarke American Acquisition, Honeywell has agreed to indemnify M & F Worldwide for certain income tax liabilities that arose prior to the Clarke American Acquisition and M & F Worldwide has agreed to contribute to the Company an amount equal to 100% of any payment received (unless M & F Worldwide incurs any such liabilities directly). Therefore, no liability has been reflected on the accompanying consolidated balance sheets for any of these pre-acquisition taxes.

The 2006 effective tax rate includes a 10.8% decrease due to the effects of changes in 2006 in enacted state tax rates on deferred tax balances.

In October 2004, the American Jobs Creation Act of 2004 (the ‘‘Act’’) became effective. The Act made changes to the income tax laws that affected the Company beginning in 2005, the most significant of which is a new deduction relating to qualifying domestic production activities. The deduction is equal to 3% of qualifying income for 2005 and 2006, 6% in 2007 through 2009, and by 2010, 9% of such income. Due to limitations associated with claiming the benefits of this deduction, the Company did not derive significant benefits in 2006 or 2005.

12.	Stock-Based Compensation

As of December 31, 2006 or 2005, the Company had no stock-based compensation arrangements. Prior to the acquisition of the Company by Honeywell on April 1, 2005, certain employees of the Company were granted options to purchase shares of Novar plc under the Novar plc Executive Share Option Scheme and the Novar plc 1996 Executive Share Option Scheme (the ‘‘Plans’’). Under the Plans, options were generally granted with exercise prices equal to the quoted market price of Novar plc’s stock on the date of the grant. As a result of the acquisition by Honeywell, the Company recognized all unearned deferred stock compensation expense of $3.0 and $0.4 of additional expense during the period January 1 to March 31, 2005. At December 31, 2004 there were 10,279 outstanding options, with a weighted average exercise price of $2.73. Upon the change of control, 8,379 of those options were exercised and all remaining options lapsed. During the year ended December 31, 2004, the Company recognized compensation expense of $5.9 related to the variable options outstanding during that year.

M & F Worldwide has stock option plans, which provide for the award of stock options for M & F Worldwide common stock. However, no employees of the Company have received grants of stock options under the stock plans of M & F Worldwide as of December 31, 2006.

13.	Retirement Plans

In 1999, the Company established a defined compensation arrangement which provides retirement benefits for a certain former employee, based upon the length of service and the final base compensation, partially reduced by other retirement benefits of the Company. Pension costs are calculated using the accrued benefit method of actuarial valuation with projected earnings where appropriate.

The arrangement is funded using the projected unit credit method of actuarial valuation. Funding requirements are adjusted to reflect the results of the plan actuarial valuations, which are done

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006
(in millions)

annually. For funding purposes, surpluses will be offset against annual contributions until exhausted, while deficits will be funded over periods prescribed by law.

The obligation for this arrangement was $2.1 and $2.2 at December 31, 2006 and 2005, respectively, and the amounts are included in other liabilities in the accompanying consolidated balance sheets. Benefit cost totaled $0.1, $0.0, $0.1, $0.1 and $0.3 for fiscal year 2006, the periods from December 15 to December 31, 2005, from April 1 to December 14, 2005, January 1 to March 31, 2005 and fiscal year 2004, respectively.

The Company established an account to maintain the assets that will pay for the benefits. The balance of this account was $1.7 and $1.7 as of December 31, 2006 and 2005, respectively, and the amounts are included in other assets in the accompanying consolidated balance sheets. Contributions to the plan totaled $0.0, $0.0, $0.7, $0.0, and $0.2 for fiscal year 2006, the periods from December 15 to December 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005, and fiscal year 2004, respectively.

In addition, the Company, through its subsidiaries, sponsors two tax-qualified 401(k) plans. Under the provisions of the plans, employees contributing a minimum of 2% of their annual income to the plans are awarded a 3% match of their annual income on a bi-weekly basis and a 4% match of their annual income for those employees contributing at least 3% of their annual income on a bi-weekly basis. Contributions to the plans totaled $5.2, $0.2, $3.6, $1.6, and $5.1 for fiscal year 2006, the periods from December 15 to December 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005, and fiscal year 2004, respectively.

14.	Long-Term Debt

	December 31,
	2006	2005
$480.0 Senior Secured Credit Facilities, net of $1.8 and $2.2 of unamortized original discount at December 31, 2006 and 2005, respectively	$423.2	$445.1
11.75% Senior Notes	175.0	175.0
Capital lease obligation	4.6	6.1
Other indebtedness	1.0	—
	603.8	626.2
Less: current maturities	(46.6)	(16.5)
Long-term debt, net of current maturities	$557.2	$609.7

Senior Secured Credit Facilities

Concurrent with the completion of the Clarke American Acquisition, the Company, as borrower, entered into senior secured credit facilities which provided for a revolving credit facility in an amount of $40.0 maturing on December 15, 2010 and a $440.0 term loan maturing on December 15, 2011. Portions of the revolving credit facility are available for the issuance of letters of credit and swing line loans. The senior secured credit facilities have a commitment fee for the unused portion of the revolving credit facility and for issued letters of credit of 0.50% and 3.25%, respectively. The weighted average interest rate on the term loan was 8.7% at December 31, 2006. As of December 31, 2006, no amounts were drawn under the Company’s $40.0 revolving credit facility, and the Company had $34.6 available for borrowing (giving effect to the issuance of $5.4 of letters of credit).

All obligations under the Company’s credit facilities are guaranteed by the Company’s direct parent and by each of the Company’s direct and indirect present domestic subsidiaries and future

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006
(in millions)

wholly owned domestic subsidiaries. The Company’s credit facilities are secured by a perfected first priority security interest in substantially all of the Company’s and the guarantors’ assets, other than any future voting stock in excess of 65.0% of the outstanding voting stock of each direct foreign subsidiary and certain other excluded property. The Company currently does not have any foreign subsidiary.

The Company’s term loan facility has an aggregate principal amount at maturity of $440.0. The Company assumed $437.8 of net obligations from its issuance, net of original discount of 0.5%. The original discount is being amortized as non-cash interest expense over the life of the term loan facility using the effective interest method. The Company’s term loan facility is required to be repaid in quarterly installments in annual amounts of: $18.8 in 2007, $28.1 in 2008, $32.8 in 2009, $37.5 in 2010 and $281.4 in 2011. The Company’s term loan facility requires that a portion of the Company’s excess cash flow be applied to prepay amounts borrowed thereunder, beginning in 2007 with respect to 2006. The amount of the excess cash flow payment, with respect to 2006, included in current maturities is $26.4 at December 31, 2006. The excess cash flow payment reduces the future quarterly payment amounts on a pro rata basis over the term of the loan. The balance of the term loan facility is due in 2011.

Loans under the Company’s credit facilities bear, at the Company’s option, interest at:

•	a rate per annum equal to the higher of (a) the prime rate announced from time to time by The Bank of New York and (b) the Federal Funds rate plus 0.50%, in each case plus an applicable margin of 2.00% per annum for revolving loans, or 2.25% per annum for term loans; or

•	a rate per annum equal to a reserve-adjusted Eurodollar rate, plus an applicable margin of 3.00% per annum for revolving loans, or 3.25% per annum for term loans.

The Company’s credit facilities contain representations and warranties customary for senior secured credit facilities. They also contain affirmative and negative covenants customary for senior secured credit facilities, including, among other things, restrictions on indebtedness, liens, mergers and consolidations, sales of assets, loans, acquisitions, restricted payments, transactions with affiliates, dividends and other payment restrictions affecting subsidiaries and sale leaseback transactions. The Company’s credit facilities also require the Company to maintain certain financial covenants, including maximum consolidated secured leverage, maximum total consolidated leverage and minimum consolidated fixed charge coverage ratios.

During February 2006, the Company entered into an interest rate hedge transaction in the form of a three-year interest rate swap with a notional amount of $150.0, which became effective on July 1, 2006 and is accounted for as a cash flow hedge. The hedge swaps the underlying variable rate for a fixed rate of 4.992%. The purpose of this hedge transaction is to limit the Company’s risk on a portion of the variable rate senior secured credit facilities. At December 31, 2006 the value of the hedge is $0.1, which is included in other assets in the consolidated balance sheet.

See Note 3 regarding the Merger.

Senior Notes

Concurrent with the completion of the Clarke American Acquisition, Clarke American issued $175.0 principal amount of the Senior Notes. The Senior Notes will mature on December 15, 2013 and bear interest at a rate per annum of 11.75%, payable on June 15 and December 15 of each year. The indenture governing the Senior Notes contains customary restrictive covenants, including, among other things, restrictions on the Company’s ability to incur additional debt, pay dividends and make distributions, make certain investments, repurchase stock, incur liens, enter into transactions with

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006
(in millions)

affiliates, enter into sale and lease back transactions, merge or consolidate and transfer or sell assets. The Senior Notes are unsecured and are effectively subordinated to all of the Company’s existing and future secured indebtedness. The Company must offer to repurchase all of the outstanding Senior Notes upon the occurrence of a ‘‘change of control,’’ as defined in the indenture, at a purchase price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest. The Company must also offer to repurchase the Senior Notes with the proceeds from certain sales of assets, if the Company does not apply those proceeds within a specified time period after the sale, at a purchase price equal to 100% of their aggregate principal amount, plus accrued and unpaid interest.

The Senior Notes are guaranteed fully and unconditionally, jointly and severally by all of Clarke American Corp.’s subsidiaries, all of which are 100% owned by Clarke American Corp. Because the Clarke American Corp. is a holding company, Clarke American Corp. has no independent assets or operations.

See Note 3 regarding the Merger.

Capital Lease Obligation and Other Indebtedness

The Company has a principal balance of $4.6 outstanding under an information technology capital lease obligation at December 31, 2006. The obligation has an imputed interest rate of 6.0% and has required payments, including interest of $1.6 in 2007, $1.6 in 2008, $1.6 in 2009, and $0.3 in 2010. Clarke American also had $1.0 outstanding under an information technology financing obligation at December 31, 2006. Related to this obligation, Clarke American recorded $0.6 of non-cash capital expenditures for the fiscal year 2006.

In connection with the acquisition of Harland discussed in Note 3, the Company entered into a new credit agreement on April 14, 2007 that provides for a new $1,800.0 senior secured term loan and a new $100.0 revolving credit facility. On May 1, 2007, in order to fund a portion of the purchase price for Harland, repay existing Clarke American and Harland indebtedness, and pay related fees and expenses, the Company: (a) borrowed $1,800.0 under the new term loan and (b) issued $305.0 aggregate principal amount of senior floating rate notes due 2015 and $310.0 aggregate principal amount of 9.5% senior fixed rate notes due 2015. All amounts outstanding under the existing senior secured credit facilities and the 11.75% Senior Notes were repaid on May 1, 2007. The Company and each of its existing subsidiaries other than unrestricted subsidiaries and certain immaterial subsidiaries which were acquired from Harland, are guarantors and co-borrowers under the new $1,800.0 senior secured term loan, the new $100.0 revolving credit facility, the $305.0 senior floating rate notes and the $310.0 senior fixed rate notes. Clarke American is a holding company, and has no independent assets other than approximately $19.4 of cash and cash equivalents at May 31, 2007, and no operations. The guarantees and the obligations of the subsidiaries of Clarke American are full and unconditional and joint and several, and any subsidiaries of Clarke American other than the subsidiary guarantors and obligors are minor.

15.	Financial Instruments

Most of the Company’s clients are in the financial services industries. The Company reviews payment histories of its customers and evaluates allowances for potential credit losses. The Company does not generally require collateral. Actual losses and allowances have been within management’s expectations.

The carrying amounts of cash and cash equivalents, trade accounts receivable, accounts payable and accrued liabilities approximate fair value.  The fair value of the Company’s long-term debt is based on the quoted market prices for the same issues or on the current rates offered to the Company

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006
(in millions)

for debt of the same remaining maturities. The estimated fair value of long-term debt at December 31, 2006 was approximately $27.0 higher than the carrying values of $603.8. The estimated fair value of long-term debt at December 31, 2005 approximated carrying value.

16.	Restructuring

The Company developed a restructuring plan to streamline and redesign the manufacturing plant network to take advantage of high-capacity technology and economies of scale. During 2003, the Company closed four printing plants, a contact center, and reorganized corporate processes. During 2004, the Company established reserves for the closure of an order acceptance center, the movement of certain products between facilities and other general changes in technology. In the first quarter of 2005, the Company established reserves for the reorganization of sales processes. This reorganization was focused on maximizing effectiveness while driving profitable growth by redefining sales territories and consolidating sales divisions. In the second quarter of 2005, the Company announced that it would close the Seattle check plant, moving production to the Company’s larger regional facilities. Production was realigned to utilize technology within the Company’s plants to handle small packages. During 2006, the Company established $3.3 in reserves related to a reduction in force of the corporate staff and the closure of two production facilities. In connection with the facilities closures, the Company held $0.5 in assets available for sale at December 31, 2006. The Company sold the assets in January 2007 and recognized an insignificant gain.

The charges are reflected as cost of revenues and as selling, general and administrative expenses in the Company’s consolidated statements of operations. Restructuring accruals are reflected in accrued liabilities and other liabilities in the Company’s consolidated balance sheets and relate primarily to the Financial Institution segment. The Company also incurred other costs related to the facility closures, including stock write offs, training, hiring, relocation and travel. Details of the activities described above for 2006, 2005 and 2004 are as follows:

	Cost of Revenues	Selling, General and Administrative Expenses	Total
Year ended December 31, 2006	$1.3	$2.0	$3.3
December 15 to December 31, 2005	—	—	—
April 1 to December 14, 2005	1.4	0.4	1.8
January 1 to March 31, 2005	—	0.4	0.4
Year Ended December 31, 2004	0.7	—	0.7

The majority of the restructuring projects are within the Financial Institution segment. The Direct to Consumer segment closed one facility in 2006, charging $0.5 in reserves included in the table above. The following tables detail the components of the activity described above for 2006, 2005 and 2004:

	Opening Balance	Amounts Charged	Amounts Paid	Adjustments	Ending Balance
January 1 to December 31, 2006	$0.9	$3.3	$(2.6)	$—	$1.6
December 15 to December 31, 2005	0.9	—	—	—	0.9
April 1 to December 14, 2005	1.0	1.8	(1.9)	—	0.9
January 1 to March 31, 2005	0.8	0.4	(0.2)	—	1.0
January 1 to December 31, 2004	1.3	0.4	(1.2)	0.3	0.8

The Company established reserves in 2005 under purchase accounting for the Honeywell acquisition relating to the closure of an additional production and contact center facility, as well as

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006
(in millions)

changes in management resulting from the acquisition. All of the projects were related to the Financial Institution segment except for one facility closure in the Direct to Consumer segment, which accounts for $0.1 of the amounts charged in the table below. The following details the components of such purchase accounting restructuring:

	Opening Balance	Amounts Charged	Amounts Paid	Adjustments	Ending Balance
January 1 to December 31, 2006	$2.5	$—	$(1.4)	$—	$1.1
December 15 to December 31, 2005	2.7	—	(0.2)	—	2.5
April 1 to December 14, 2005	—	5.5	(2.8)	—	2.7

17.	Transactions with Affiliates

Since December 15, 2005, the Company participates in the directors and officer’s insurance program of MacAndrews & Forbes Holdings Inc. (‘‘Holdings’’), which covers the Company as well as Holdings and Holdings’ other affiliates. Holdings directly and indirectly beneficially owned, as of December 31, 2006, approximately 36% of the outstanding common stock of M & F Worldwide. The limits of coverage are available on aggregate losses to any or all of the participating companies and their respective directors and officers. The Company reimburses Holdings for its portion of the premiums for such coverage, which the Company believes is more favorable than the premiums the Company could secure were it to secure its own coverage. The Company did not make any payments to Holdings for this insurance program. As a wholly owned subsidiary of M & F Worldwide, the Company receives certain financial, administrative and risk management oversight from M & F Worldwide. Additionally, during the periods prior to the Clarke American Acquisition, certain amounts of corporate expenses of the relevant predecessor parent companies that were incurred while the relevant predecessor was not a stand-alone company, including legal, tax, accounting, risk management, personnel, infrastructure and other costs, were allocated to the relevant predecessor company. These fees are allocations of shared service costs from the Company’s parent, former parent and affiliated companies and are included in selling, general and administrative expenses in the consolidated statements of operations. The Company recorded $0.5, $0.0, $0.7, $0.0, and $1.7, during fiscal year 2006, the periods December 15 to December 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005, and fiscal year 2004, respectively.

During 2004 and 2005, the Company had long-term debt payable to its relevant predecessor parents as well as notes receivable from its predecessor parents and other related parties. Substantially all of the cash used in and provided by financing activities during 2004 and 2005 was also associated with related party financing activities. The Company incurred interest expense of $3.5, $5.7, and $19.4 during the periods April 1, 2005 to December 14, 2005, January 1, 2005 to March 31, 2005 and the year ended December 31, 2004, respectively. The Company earned interest income of $1.1, $0.1. and $0.3 during the periods April 1 to December 14, 2005, January 1 to March 31, 2005 and the year ended December 31, 2004, respectively. All of the related party notes were retired as of the completion of the Clarke American Acquisition on December 15, 2005.

18.	Significant Customers

The Company’s top 20 clients accounted for approximately 51%, 52%, 48%, 45%, and 49% of the Company’s revenues during fiscal year 2006, the periods December 15 to December 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005, and fiscal year 2004, respectively, with sales to Bank of America representing a significant portion of such revenues in the Financial Institution segment.

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2006
(in millions)

19.	Business Segment Information

The Company has two reportable segments. Management measures and evaluates the reportable segments based on operating income. The segments and their principal activities consist of the following:

•	Financial Institution segment – Provides checks and related products, direct marketing and contact center services to financial institutions. The Company serves this segment through its Clarke American and Alcott Routon brands. This segment operates in the U.S.

•	Direct to Consumer segment – Provides checks and related products, customized business kits, and treasury management supplies directly to consumers and businesses through its CITM and B2Direct brands. This segment operates in the U.S.

Segment information for 2006, 2005 and 2004 is as follows:

	Financial Institution	Direct to Consumer	Other(1)	Total
External revenues:
Year ended December 31, 2006	$523.0	$100.9	$—	$623.9
December 15 to December 31, 2005	20.3	3.8	—	24.1
April 1 to December 14, 2005	371.8	68.1	—	439.9
January 1 to March 31, 2005	129.6	24.8	—	154.4
Year ended December 31, 2004	509.8	97.8	—	607.6
Intersegment revenues:
Year ended December 31, 2006	$8.3	$—	$—	$8.3
December 15 to December 31, 2005	0.4	—	—	0.4
April 1 to December 14, 2005	4.7	—	—	4.7
January 1 to March 31, 2005	1.7	—	—	1.7
Year ended December 31, 2004	6.7	—	—	6.7
Operating income:
Year ended December 31, 2006	$76.8	$10.2	$—	$87.0
December 15 to December 31, 2005	0.5	0.2	—	0.7
April 1 to December 14, 2005	49.4	4.1	—	53.5
January 1 to March 31, 2005	20.7	3.4	—	24.1
Year ended December 31, 2004	95.4	12.4	(0.8)	107.0
Depreciation & amortization (excluding amortization of deferred financing fees and original discount):
Year ended December 31, 2006	$46.2	$8.3	$—	$54.5
December 15 to December 31, 2005	1.7	0.5	—	2.2
April 1 to December 14, 2005	35.4	7.3	—	42.7
January 1 to March 31, 2005	5.3	0.4	—	5.7
Year ended December 31, 2004	21.5	1.8	—	23.3
Capital expenditures (excluding capital lease):
Year ended December 31, 2006	$13.4	$1.3	$—	$14.7
December 15 to December 31, 2005	0.9	0.2	—	1.1
April 1 to December 14, 2005	13.7	1.0	—	14.7
January 1 to March 31, 2005	2.3	0.3	—	2.6
Year ended December 31, 2004	15.6	1.7	—	17.3
Total assets:
December 31, 2006	$998.6	$119.7	$—	$1,118.3
December 31, 2005	1,032.7	117.2	—	1,149.9

(1)	Other – represents general and administrative expenses that were not allocated to the segments.

Clarke American Corp. and Subsidiaries
Consolidated Balance Sheets
(in millions, except per share data)

	March 31, 2007	December 31, 2006
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$13.9	$30.5
Accounts receivable, net	26.5	19.8
Inventories	12.6	13.6
Prepaid expenses and other	17.9	16.2
Total current assets	70.9	80.1
Property, plant and equipment, net	87.2	92.4
Goodwill	346.8	346.8
Other intangible assets, net	543.6	550.9
Other assets	46.0	48.1
Total assets	$1,094.5	$1,118.3
LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$25.4	$21.1
Accrued liabilities	45.8	45.4
Current maturities of long-term debt	22.7	46.6
Total current liabilities	93.9	113.1
Long-term debt	549.3	557.2
Deferred tax liabilities	218.0	221.9
Other liabilities	9.2	6.8
Total liabilities	870.4	899.0
Commitments and contingencies	—	—
Stockholder’s equity:
Common stock – 200 shares authorized; par value $0.01; 100 shares issued and outstanding at March 31, 2007 and December 31, 2006	—	—
Additional paid-in capital	202.5	202.5
Retained earnings	21.8	16.7
Accumulated other comprehensive (loss) income	(0.2)	0.1
Total stockholder’s equity	224.1	219.3
Total liabilities and stockholder’s equity	$1,094.5	$1,118.3

See Notes to Consolidated Financial Statements

Clarke American Corp. and Subsidiaries
Consolidated Statements of Income
(in millions)
(unaudited)

	Three Months Ended March 31,
	2007	2006
Net revenues	$164.6	$162.9
Cost of revenues	102.5	100.7
Gross profit	62.1	62.2
Selling, general and administrative expenses	38.7	37.1
Operating income	23.4	25.1
Interest expense	(15.2)	(14.6)
Income before income taxes	8.2	10.5
Provision for income taxes	3.1	4.1
Net income	$5.1	$6.4

See Notes to Consolidated Financial Statements

Clarke American Corp. and Subsidiaries
Consolidated Statements of Cash Flows
(in millions)
(unaudited)

	Three Months Ended March 31,
	2007	2006
Operating activities
Net income	$5.1	$6.4
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	6.5	6.5
Amortization of intangible assets	7.3	7.1
Amortization of deferred financing fees and original discount	1.4	0.4
Deferred income taxes	(3.8)	(4.3)
Changes in operating assets and liabilities:
Accounts receivable	(6.7)	(2.6)
Inventories	1.0	1.6
Prepaid expenses and other assets	(1.2)	2.4
Accounts payable	4.3	3.0
Accrued expenses and other liabilities	(3.0)	0.6
Income taxes	5.8	7.5
Net cash provided by operating activities	16.7	28.6
Investing activities
Proceeds from sale of property and equipment	0.5	—
Capital expenditures	(1.6)	(3.7)
Capitalized interest	(0.1)	—
Net cash used in investing activities	(1.2)	(3.7)
Financing activities
Cash overdrafts	—	(10.4)
Borrowings on external debt	—	3.8
Repayments of external debt	(32.1)	(14.7)
Net cash used in financing activities	(32.1)	(21.3)
Net (decrease) increase in cash and cash equivalents	(16.6)	3.6
Cash and cash equivalents at beginning of period	30.5	6.2
Cash and cash equivalents at end of period	$13.9	$9.8
Supplemental disclosure of cash paid for:
Interest paid	$9.1	$9.5
Income taxes paid, net of refunds	$1.0	$0.9

See Notes to Consolidated Financial Statements

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements
March 31, 2007
(in millions, except per share amounts)
(unaudited)

1.    Description of Business and Basis of Presentation

Clarke American Corp. (‘‘Clarke American’’) is a holding company that conducts its operations through its wholly owned subsidiaries, B2Direct, Inc., Checks In The Mail, Inc., and Clarke American Checks, Inc. CA Investment Corp. (‘‘CA Investment’’) was incorporated in Delaware on October 19, 2005. On December 15, 2005, CA Investment, an indirect wholly owned subsidiary of M & F Worldwide Corp. (‘‘M & F Worldwide’’) purchased 100% of the capital stock of Novar USA Inc. (‘‘Novar’’) and was renamed Clarke American Corp.’’ Clarke American Corp. is the successor by merger to Novar, which indirectly wholly owned the operating subsidiaries of the Clarke American business. The consolidated financial statements include the accounts of Clarke American and its subsidiaries (collectively, the ‘‘Company’’) after elimination of all material intercompany accounts and transactions.

The Company is a leading provider of checks and related products, direct marketing services and contact center services in the United States. The Company serves financial institutions through its Clarke American and Alcott Routon brands (the ‘‘Financial Institution’’ segment) and consumers and businesses directly through its Checks In The Mail and B2Direct brands (the ‘‘Direct to Consumer’’ segment). The Financial Institution segment’s products primarily consist of checks and related products, such as deposit tickets, checkbook covers, and related delivery services, and it also offers specialized direct marketing and contact center services to its financial institution clients. The Direct to Consumer segment’s products primarily consist of checks and related products, customized business kits, and treasury management supplies.

See Note 4 regarding the Harland Acquisition (as hereinafter defined) that closed on May 1, 2007.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions for Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the full fiscal year. These consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006. All terms used not defined elsewhere herein have the meaning ascibed to them in the Company’s 2006 Annual Report on Form 10-K.

Certain amounts in previously issued financial statements have been reclassified to conform to the 2007 presentation.

2.    Significant Accounting Policies

Reference is made to the significant accounting policies of the Company described in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (‘‘FASB’’) issued Statement of Financial Accounting Standards (‘‘SFAS’’) No. 157, ‘‘Fair Value Measurement.’’ SFAS No. 157 defines

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements  (Continued)
March 31, 2007
(in millions, except per share amounts)
(unaudited)

fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, but does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of SFAS No. 157 on its consolidated results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities.’’ SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value and requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated results of operations and financial position.

See Note 8 regarding the Company’s adoption of EITF Issue No. 06-3, ‘‘How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)’’ (‘‘EITF 06-3’’) and FASB Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109’’ (‘‘FIN 48’’) in the first quarter of 2007.

3.    Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

4.    John H. Harland Transaction

On December 20, 2006, M & F Worldwide announced that it had entered into an agreement and plan of merger (the ‘‘Merger Agreement’’), dated as of December 19, 2006, with John H. Harland Company (‘‘Harland’’), under which a wholly owned subsidiary of M & F Worldwide would merge with and into Harland, with Harland continuing after the merger as the surviving corporation and as a wholly owned subsidiary of Clarke American (the ‘‘Harland Acquisition’’). The closing of the Harland Acquisition and the related financing transactions described below (collectively referred to as the ‘‘Transactions’’) occurred on May 1, 2007. The cash consideration paid was $52.75 per share, or a total of approximately $1,423.0, for the outstanding equity of Harland in accordance with the Merger Agreement. Clarke American will consolidate the results of operations and accounts of Harland from the date of acquisition.

Harland is a leading provider of printed products and software and related services sold to the financial institution market, including banks, credit unions, thrifts, brokerage houses and financial software companies. Its software operations are conducted through Harland Financial Solutions, Inc., a wholly owned subsidiary of Harland. Another subsidiary, Scantron Corporation, is a leading provider of data collection, testing and assessment products and maintenance services sold primarily to the educational, financial institution and commercial markets. Subsequent to the closing of the acquisition of Harland, Clarke American’s check printing, contact center and direct marketing capabilities are being combined with Harland’s corresponding businesses and will operate under the name ‘‘Harland Clarke.’’

In connection with the Harland Acquisition, on April 4, 2007, Clarke American entered into a Credit Agreement (the ‘‘New Credit Agreement’’) among itself, as Borrower, the financial institutions

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements  (Continued)
March 31, 2007
(in millions, except per share amounts)
(unaudited)

party thereto, as the Lenders, and Credit Suisse, Cayman Islands Branch, as Administrative Agent and Collateral Agent, and certain subsidiaries of Clarke American from time to time party thereto, as Subsidiary Co-Borrowers. Clarke American borrowed $1,800.0 pursuant to the New Credit Agreement on May 1, 2007 in order to fund a portion of the purchase price for Harland, to repay debt under Clarke American’s previously outstanding senior secured credit facilities (the ‘‘Prior Credit Facilities’’), to prepay Clarke American’s previously outstanding 11.75% Senior Notes due December 15, 2013 (the ‘‘2013 Senior Notes’’) and to pay fees and expenses (see Note 9).

The New Credit Agreement provides for a new $1,800.0 senior secured term loan (the ‘‘New Term Loan’’), which was fully drawn at closing and matures on June 30, 2014. Clarke American is required to repay the New Term Loan in equal quarterly installments in aggregate annual amounts equal to 1% of the original principal amount. The New Credit Agreement also provides for a new $100.0 revolving credit facility (the ‘‘New Revolver’’) that matures on June 28, 2013. The New Revolver includes an up to $60.0 subfacility in the form of letters of credit and an up to $30.0 subfacility in the form of short-term swing line loans. Clarke American did not draw any amounts under the New Revolver in order to fund the Harland Acquisition. Under certain circumstances, Clarke American is permitted to incur additional term loan and/or revolving credit facility indebtedness in an aggregate principal amount of up to $250.0. In addition, the terms of the New Credit Agreement and the 2015 Senior Notes (as defined below) allow Clarke American to borrow substantial additional debt.

Loans under the New Credit Agreement bear, at Clarke American’s option, interest at:

•	a rate per annum equal to the higher of (a) the prime rate of Credit Suisse and (b) the Federal Funds rate plus 0.50%, in each case plus an applicable margin of 1.50% per annum for revolving loans and for term loans; or

•	a rate per annum equal to a reserve-adjusted LIBOR rate, plus an applicable margin of 2.50% per annum for revolving loans and for term loans.

Interest rate margins and commitment fees under the New Revolver are subject to reduction in increments based upon Clarke American achieving certain consolidated leverage ratios.

Clarke American and each of its existing and future domestic subsidiaries, other than unrestricted subsidiaries and certain immaterial subsidiaries, are guarantors and also co-borrowers under the New Credit Agreement. In addition, Clarke American’s direct parent, CA Acquisition Holdings, Inc., is a guarantor under the New Credit Agreement. The senior secured credit facilities are secured by a perfected first priority security interest in substantially all of Clarke American’s, each of the co-borrowers’ and the guarantors’ tangible and intangible assets and equity interests (other than voting stock in excess of 65.0% of the outstanding voting stock of each direct foreign subsidiary and certain other excluded property).

The New Credit Agreement contains customary affirmative and negative covenants including, among other things, restrictions on indebtedness, liens, mergers and consolidations, sales of assets, loans, acquisitions, restricted payments, transactions with affiliates, dividends and other payment restrictions affecting subsidiaries and sale-leaseback transactions. The New Credit Agreement requires Clarke American to maintain a maximum consolidated secured leverage for the benefit of lenders under the New Revolver only. Clarke American will have the right to prepay the New Term Loan at any time without premium or penalty, subject to certain breakage costs, and Clarke American may also reduce any unutilized portion of the Term Loan at any time, in minimum principal amounts set forth in the New Credit Agreement. Clarke American is required to prepay the New Term Loan with 50% of excess cash flow (as defined in the New Credit Agreement) and 100% of the net proceeds of certain issuances, offerings or placements of debt obligations.

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements  (Continued)
March 31, 2007
(in millions, except per share amounts)
(unaudited)

If a change of control (as defined in the New Credit Agreement) occurs, Clarke American will be required to make an offer to prepay all outstanding term loans under the New Credit Agreement at 101% of the outstanding principal amount thereof plus accrued and unpaid interest, and lenders holding a majority of the revolving credit commitments may elect to terminate the revolving credit commitments in full. Clarke American is also required to offer to prepay outstanding term loans at 100% of the principal amount to be prepaid, plus accrued and unpaid interest, with the proceeds of certain asset sales under certain circumstances.

Under the terms of the New Credit Agreement, Clarke American is required to ensure that, until no earlier than May 1, 2009, at least 40% of the aggregate principal amount of its long-term indebtedness bears interest at a fixed rate, either by its terms or through the entering into of hedging agreements within 180 days of the effectiveness of the New Credit Agreement.

Additionally, in connection with the Harland Acquisition, on May 1, 2007, Clarke American issued $305.0 aggregate principal amount of Senior Floating Rate Notes due 2015 (the ‘‘Floating Rate Notes’’) and $310.0 aggregate principal amount of 9.50% Senior Fixed Rate Notes due 2015 (the ‘‘Fixed Rate Notes’’ and, together with the Floating Rate Notes, the ‘‘2015 Senior Notes’’). The 2015 Senior Notes mature on May 15, 2015. The Fixed Rate Notes bear interest at a rate per annum of 9.50%, payable on May 15 and November 15 of each year. The Floating Rate Notes bear interest at a rate per annum equal to the Applicable LIBOR Rate (as defined in the indenture governing the 2015 Senior Notes (the ‘‘New Indenture’’)) plus 4.75%, payable on February 15, May 15, August 15 and November 15 of each year. The 2015 Senior Notes are unsecured and are therefore effectively subordinated to all of Clarke American’s senior secured indebtedness, including outstanding borrowings under the New Credit Agreement. The New Indenture contains customary restrictive covenants, including, among other things, restrictions on Clarke American’s ability to incur additional debt, pay dividends and make distributions, make certain investments, repurchase stock, incur liens, enter into transactions with affiliates, enter into sale and lease back transactions, merge or consolidate and transfer or sell assets. Clarke American must offer to repurchase all of the 2015 Senior Notes upon the occurrence of a ‘‘change of control,’’ as defined in the New Indenture, at a purchase price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest. Clarke American must also offer to repurchase the 2015 Senior Notes with the proceeds from certain sales of assets, if it does not apply those proceeds within a specified time period after the sale, at a purchase price equal to 100% of their aggregate principal amount, plus accrued and unpaid interest.

The 2015 Senior Notes are guaranteed fully and unconditionally, jointly and severally by all of Clarke American’s domestic subsidiaries, all of which are 100% owned by it, and are co-issued by many of its domestic subsidiaries.

In connection with the issuance of the 2015 Senior Notes, a registration rights agreement was entered into on May 1, 2007, by and among Clarke American, the Guarantor’s party thereto, Credit Suisse Securities (USA) LLC, Bear, Stearns & Co. Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. (the ‘‘Registration Rights Agreement’’), pursuant to which Clarke American and the Co-Issuers and Guarantors agreed, among other things, to:

•	file a registration statement within 180 days after the issuance of the 2015 Senior Notes, enabling holders to exchange the 2015 Senior Notes for publicly registered exchange notes with substantially identical terms;

•	use all commercially reasonable efforts to cause the registration statement to become effective within 270 days after the issuance of the 2015 Senior Notes; and

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements  (Continued)
March 31, 2007
(in millions, except per share amounts)
(unaudited)

•	use all commercially reasonable efforts to complete an exchange offer within 45 business days, or longer, if required by the federal securities laws, after the effective date of the registration.

In addition, under certain circumstances, Clarke American and the Co-Issuers and Guarantors may be required to file a shelf registration statement to cover resales of the notes.

If Clarke American does not comply with these obligations, Clarke American and the guarantors will be required to pay additional interest to holders of the 2015 Senior Notes under certain circumstances.

After the closing of the Harland Acquisition, on May 2, 2007, Clarke American changed its name to Harland Clarke Holdings Corp. (‘‘Harland Clarke’’).

5.    Inventories

Inventories consist of the following:

	March 31, 2007	December 31, 2006
Finished goods	$5.2	$6.1
Work-in-progress	5.3	5.3
Raw materials	2.1	2.2
	$12.6	$13.6

6.    Other Intangible Assets

Useful lives, gross carrying amounts and accumulated amortization for other intangible assets are as follows:

		Gross Carrying Amount		Accumulated Amortization
	Useful Life (in years)	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006
Amortized intangible assets:
Customer relationships	10-30	$483.3	$483.3	$34.7	$27.9
Trademarks and tradenames	15	11.0	11.0	0.8	0.6
Covenants not to compete	1	0.4	0.4	0.4	0.4
Software and other	2-3	2.0	2.0	1.3	1.0
		496.7	496.7	37.2	29.9
Indefinite-lived intangible assets:
Trademarks and tradenames		84.1	84.1	—	—
Total other intangibles		$580.8	$580.8	$37.2	$29.9

The customer relationships and amortizable trademarks and tradenames are being amortized using the cash flow method over their estimated useful lives. All other amortized intangible assets are being amortized ratably over their estimated useful lives. Amortization expense was $7.3 and $7.1 for the three months ended March 31, 2007 and 2006, respectively.

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements  (Continued)
March 31, 2007
(in millions, except per share amounts)
(unaudited)

Estimated annual aggregate amortization expense through December 31, 2011 is as follows:

Nine months ending December 31, 2007	$21.5
Year ending December 31, 2008	27.9
Year ending December 31, 2009	26.6
Year ending December 31, 2010	25.6
Year ending December 31, 2011	24.3

7.    Commitments and Contingencies

Certain of the intermediate holding companies of the predecessor of Clarke American had issued guarantees on behalf of operating companies formerly owned by these intermediate holding companies, which operating companies are not part of the Clarke American business. In the stock purchase agreement executed in connection with the acquisition of Clarke American by M & F Worldwide, Honeywell has undertaken to use its commercially reasonable efforts to assume, replace or terminate such guarantees and indemnify M & F Worldwide and its affiliates, including the Company and its subsidiaries, with respect to all liabilities arising under such guarantees. To the extent such guarantees were not so assumed, replaced or terminated at the closing, at December 15, 2005, Honeywell had posted a letter of credit for the benefit of M & F Worldwide in an amount of $60.0 expiring on December 15, 2007 to secure its indemnification obligations covering the guarantees. The face amount of the letter of credit is subject to adjustment, based on the agreement of the parties, and was reduced to $27.0 at March 31, 2007. Since the Company believes it is remote that it will have to pay any amount under such guarantees, it has not recorded any liability for these matters in the accompanying consolidated financial statements.

Various legal proceedings, claims and investigations are pending against the Company, including those relating to commercial transactions, product liability, safety and health matters, employment matters and other matters. Most of these matters are covered by insurance, subject to deductibles and maximum limits, and by third-party indemnities. The Company believes that the outcome of all pending legal proceedings in the aggregate will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

8.    Income and Other Taxes

On January 1, 2007 the Company adopted the provisions of EITF 06-3. The Company records any tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, which may include, but is not limited to, sales, use, value added, and some excise taxes on a net basis as a reduction of its revenues in the accompanying consolidated statements of income.

On January 1, 2007 the Company adopted the provisions of FIN 48 which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The adoption of FIN 48 did not have a significant impact on the Company’s consolidated financial statements. The Company records both accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes in the accompanying consolidated statements of income. Unrecognized tax benefits at March 31, 2007 and December 31, 2006 which, if recognized in the future would impact the Company’s effective tax rate, amounted to $0.1 and $0.1, respectively, with no accrued penalties or interest.

The Company is subject to taxation in the U.S. and various states. The Company has tax years for 2003 and forward that remain subject to examination by taxing authorities.

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements  (Continued)
March 31, 2007
(in millions, except per share amounts)
(unaudited)

9.    Long-Term Debt

	March 31, 2007	December 31, 2006
$480.0 Prior Credit Facilities, net of $1.5 and $1.8 of unamortized original discount at March 31, 2007 and December 31, 2006, respectively	$392.2	$423.2
11.75% 2013 Senior Notes	175.0	175.0
Capital lease obligation	4.3	4.6
Other indebtedness	0.5	1.0
	572.0	603.8
Less: current maturities	(22.7)	(46.6)
Long-term debt, net of current maturities	$549.3	$557.2

Senior Secured Credit Facilities

Concurrent with the completion of the acquisition of Clarke American by M & F Worldwide in December 2005, the Company, as borrower, entered into the Prior Credit Facilities, which provided for a revolving credit facility (the ‘‘Prior Revolver’’) in an amount of $40.0 maturing on December 15, 2010 and a $440.0 term loan maturing on December 15, 2011 (the ‘‘Prior Term Loan’’). The outstanding principal balance under the Prior Credit Facilities of $393.7 was repaid on May 1, 2007 in connection with the Transactions (see Note 4), along with accrued interest through the date of repayment of $2.9 and prepayment penalties of $3.9. Portions of the Prior Revolver were available for the issuance of letters of credit and swing line loans. The Prior Credit Facilities had a commitment fee for the unused portion of the revolving credit facility and for issued letters of credit of 0.50% and 3.25%, respectively. The weighted average interest rate on the Prior Term Loan was 8.5% at March 31, 2007. As of March 31, 2007, no amounts were drawn under the Prior Revolver, and the Company had $34.6 available for borrowing (giving effect to the issuance of $5.4 of letters of credit).

The Prior Term Loan had an aggregate principal amount at maturity of $440.0. The Company assumed $437.8 of net obligations from its issuance, net of original discount of 0.5%. The original discount was being amortized as non-cash interest expense over the life of the term loan facility using the effective interest method, and any unamortized amount was written off in the second quarter of 2007 in connection with the Transactions. The Prior Term Loan was required to be repaid in quarterly installments in annual amounts of $19.0 in 2007, $28.0 in 2008, $33.0 in 2009, $38.0 in 2010 and $280.5 in 2011. The Prior Term Loan also required that a portion of the Company’s excess cash flow be applied to prepay amounts borrowed thereunder. The amount of the excess cash flow payment, with respect to 2006, included in current maturities was $26.5 at December 31, 2006 and such amount was paid in February 2007. At the time of payment, the Company wrote off deferred financing fees amounting to $0.6.

Loans under the Prior Credits Facilities bore, at the Company’s option, interest at:

•	a rate per annum equal to the higher of (a) the prime rate announced from time to time by The Bank of New York and (b) the Federal Funds rate plus 0.50%, in each case plus an applicable margin of 2.00% per annum for revolving loans, or 2.25% per annum for term loans; or

•	a rate per annum equal to a reserve-adjusted Eurodollar rate, plus an applicable margin of 3.00% per annum for revolving loans, or 3.25% per annum for term loans.

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements  (Continued)
March 31, 2007
(in millions, except per share amounts)
(unaudited)

Borrowings under the credit facilities were repaid with proceeds from the new borrowings as discussed in Note 4.

2013 Senior Notes

Concurrent with the completion of the acquisition of Clarke American by M & F Worldwide in December 2005, Clarke American issued $175.0 principal amount of 2013 Senior Notes. These notes were repurchased in a tender offer that closed on May 3, 2007, as discussed below.

On April 5, 2007, the Company commenced a tender offer for any and all of the $175.0 in aggregate principal amount of the 2013 Senior Notes and a consent solicitation from the holders of the 2013 Senior Notes to remove substantially all of the restrictive covenants and certain other provisions from the indenture governing the 2013 Senior Notes. The total consideration for each one thousand dollars principal amount of the 2013 Senior Notes validly tendered and not properly withdrawn pursuant to the tender offer was the price equal to (i) the present value on the applicable settlement date of all remaining cash flows, including accrued and unpaid interest, principal and call premium from the applicable settlement date until December 15, 2009 discounted at a yield of a U.S. Treasury security plus 50 basis points minus (ii) accrued and unpaid interest to, but not including, the applicable settlement date. The total consideration included a consent payment of thirty dollars per one thousand dollars principal amount of 2013 Senior Notes payable only to holders who tendered their notes and validly delivered their consents to remove the restrictive covenants under the indenture on or prior to 5:00 p.m. (New York City time) on April 18, 2007 (the ‘‘consent time’’). Holders who tendered their notes after the consent time and on or prior to the expiration of the tender offer and consent solicitation were entitled to receive the tender offer consideration, equaling the total consideration minus the consent payment.

Clarke American, certain of its subsidiary guarantors (collectively, the ‘‘Guarantors’’) and The Bank of New York (the ‘‘Trustee’’) entered into a second supplemental indenture, dated as of April 19, 2007 (the ‘‘Second Supplemental Indenture’’) to the Indenture. The Second Supplemental Indenture was entered into in connection with the Company’s previously announced tender offer and consent solicitation with respect to the 2013 Senior Notes. As of the consent time, holders of approximately 99.9% of the outstanding aggregate principal amount of notes had tendered their 2013 Senior Notes into the tender offer and consented to the proposed amendments to the Indenture contained in the Second Supplemental Indenture. The Second Supplemental Indenture amended the Indenture to eliminate substantially all of the restrictive covenants contained in the Indenture and the 2013 Senior Notes, eliminate certain events of default, permit the Company’s board of directors to designate any restricted subsidiary as an unrestricted subsidiary, modify the covenant regarding mergers, including to permit mergers with entities other than corporations, and modify or eliminate certain other provisions contained in the Indenture and the 2013 Senior Notes. The amendments to the Indenture became effective on April 19, 2007 and became operative when the Company accepted for purchase at least a majority in aggregate principal amount of the 2013 Senior Notes then outstanding.

The tender offer expired on May 3, 2007, and 99.9% of the 2013 Senior Notes were validly tendered and purchased in the tender offer for total consideration of $219.9, including prepayment premiums and consent fees of $37.3 and accrued interest of $7.7. The Company subsequently issued a notice of redemption for the untendered 2013 Senior Notes, and those were redeemed on June 4, 2007 for total consideration of $0.1, including accrued interest of $0.0.

Capital Lease Obligation and Other Indebtedness

The Company has a principal balance of $4.3 and $4.6 outstanding under an information technology capital lease obligation at March 31, 2007 and December 31, 2006, respectively. The

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements  (Continued)
March 31, 2007
(in millions, except per share amounts)
(unaudited)

obligation has an imputed interest rate of 6.0% and has required payments, including interest, of $1.2 in the nine months ending December 31, 2007, $1.6 in 2008, $1.6 in 2009, and $0.3 in 2010. Clarke American also has $0.5 and $1.0 outstanding under an information technology financing obligation at March 31, 2007 and December 31, 2006, respectively.

Interest Rate Hedges

During February 2006, the Company entered into an interest rate hedge transaction in the form of a three-year interest rate swap with a notional amount of $150.0, which became effective on July 1, 2006 and is accounted for as a cash flow hedge. The hedge swaps the underlying variable rate for a fixed rate of 4.992%. The purpose of this hedge transaction is to limit the Company’s risk on a portion of the variable rate senior secured credit facilities. At March 31, 2007 the hedge had a negative value of $0.4 and was included in other liabilities in the accompanying consolidated balance sheet. At December 31, 2006 the hedge had a value of $0.1 and was included in other assets in the accompanying consolidated balance sheet.

10.    Restructuring

The Company developed a restructuring plan to streamline and redesign the manufacturing plant and contact center network to take advantage of high-capacity technology and economies of scale, to redefine sales territories and consolidate sales divisions, and to restructure the corporate staff. During 2006, the Company established $3.3 in reserves related to a reduction in force of the corporate staff and the closure of two production facilities. None of these reserves were established during the three months ended March 31, 2006. In connection with the facilities closures, the Company sold $0.5 in assets in January 2007 and recognized an insignificant gain. During the three months ended March 31, 2007, the Company established $1.2 in reserves related to the closure of its Charlotte contact center and San Antonio printing plant. These closures will be completed in 2007 with a total expected expenditure of approximately $5.2.

The following tables detail the components of the activity described above for the three months ended March 31, 2007:

	Opening Balance	Amounts Charged	Amounts Paid	Ending Balance
Personnel costs	$1.6	$1.2	$(0.8)	$2.0

Of the $1.2 charged during the three months ended March 31, 2007, $0.9 is reflected as cost of revenues and $0.3 is reflected as selling, general and administrative expenses in the Company’s consolidated statements of income. Restructuring accruals are reflected in accrued liabilities and other liabilities in the Company’s consolidated balance sheets and relate primarily to the Financial Institution segment. The Company also incurred other costs related to the facility closures, including stock write offs, training, hiring, relocation and travel.

11.    Transactions with Affiliates

Since December 15, 2005, the Company participates in the directors and officers insurance program of MacAndrews & Forbes Holdings Inc. (‘‘Holdings’’), which covers the Company as well as Holdings and Holdings’ other affiliates. Holdings directly and indirectly beneficially owned, as of March 31, 2007, approximately 37% of the outstanding common stock of M & F Worldwide. The limits of coverage are available on aggregate losses to any or all of the participating companies and their respective directors and officers. The Company reimburses Holdings for its portion of the premiums for such coverage, which the Company believes is more favorable than the premiums the Company could secure were it to secure its own coverage.

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements  (Continued)
March 31, 2007
(in millions, except per share amounts)
(unaudited)

In accordance with SEC Staff Accounting Bulletin 79, ‘‘Accounting for Expenses or Liabilities Paid by Principal Stockholder(s),’’ the Company expensed $0.3 and $0.0 during the three months ended March 31, 2007 and 2006, respectively, for services provided by M & F Worldwide related to the maintenance of M & F Worldwide’s corporate existence and M & F Worldwide’s status as a publicly held corporation. The amount recorded in 2007 is reflected in selling, general and administrative expenses and other liabilities.

12.    Business Segment Information

As of March 31, 2007 the Company had two reportable segments. Management measures and evaluates the reportable segments based on operating income. The segments and their principal activities consist of the following:

•	Financial Institution segment – Provides checks and related products, direct marketing and contact center services to financial institutions. The Company serves this segment through its Clarke American and Alcott Routon brands. This segment operates in the United States.

•	Direct to Consumer segment – Provides checks and related products, customized business kits, and treasury management supplies directly to consumers and businesses. The Company serves this segment through its Checks In The Mail and B2Direct brands. This segment operates in the United States.

Segment information is as follows:

	Financial Institution	Direct to Consumer	Total
External revenues:
Three months ended March 31, 2007	$138.2	$26.4	$164.6
Three months ended March 31, 2006	136.6	26.3	162.9
Intersegment revenues:
Three months ended March 31, 2007	$4.5	$—	$4.5
Three months ended March 31, 2006	1.8	—	1.8
Operating income:
Three months ended March 31, 2007	$20.2	$3.2	$23.4
Three months ended March 31, 2006	22.1	3.0	25.1
Depreciation & amortization (excluding amortization of deferred financing fees and original discount):
Three months ended March 31, 2007	$11.9	$1.9	$13.8
Three months ended March 31, 2006	11.5	2.1	13.6
Capital expenditures (excluding capital lease obligations):
Three months ended March 31, 2007	$1.4	$0.2	$1.6
Three months ended March 31, 2006	3.6	0.1	3.7
Total assets:
March 31, 2007	$976.7	$117.8	$1,094.5
December 31, 2006	998.6	119.7	1,118.3

13.    Comprehensive Income

Comprehensive income amounted to $4.8 and $6.9 for the three months ended March 31, 2007 and 2006, respectively. The difference between net income and comprehensive income for the three months ended March 31, 2007 and 2006 relates to the change in value of the Company’s derivatives.

John H. Harland Company and Subsidiaries
Consolidated Balance Sheets
(In thousands, except share and per share amounts)

	December 31,
	2006	2005
ASSETS
Current Assets:
Cash and cash equivalents	$10,458	$10,298
Accounts receivable from customers, less allowance for doubtful accounts of $1,958 and $2,695	83,215	82,155
Inventories:
Raw materials	15,481	17,739
Work in process	1,943	596
Finished goods	2,141	2,062
Deferred income taxes	10,917	8,257
Prepaid income taxes	3,758	8,171
Income taxes receivable	7,508	5,163
Prepaid expenses	19,388	16,291
Other	6,000	3,843
Total current assets	160,809	154,575
Investments and Other Assets:
Investments	12,020	10,730
Goodwill – net	367,525	357,243
Intangible assets – net	103,273	116,477
Developed technology & content	20,232	25,317
Upfront contract payments – net	36,991	45,993
Other	4,986	4,896
Total investments and other assets	545,027	560,656
Property, Plant and Equipment:
Land	2,245	2,245
Buildings and improvements	37,916	37,122
Machinery and equipment	275,058	272,034
Furniture and fixtures	25,411	23,832
Leasehold improvements	15,037	14,472
Additions in progress	5,776	5,230
Total property, plant and equipment	361,443	354,935
Less accumulated depreciation and amortization	274,212	250,317
Property, plant and equipment – net	87,231	104,618
Total	$793,067	$819,849

John H. Harland Company and Subsidiaries
Consolidated Balance Sheets  (continued)
(In thousands, except share and per share amounts)

	December 31,
	2006	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$42,727	$38,822
Deferred revenues	79,797	72,245
Current maturities of long-term debt	157	5,448
Accrued liabilities:
Salaries, wages and employee benefits	46,220	44,343
Taxes	16,821	10,664
Customer incentives	13,196	12,075
Non-employee director compensation	10,865	—
Other	17,378	22,516
Total current liabilities	227,161	206,113
Long-Term Liabilities:
Long-term debt	211,054	250,116
Deferred income taxes	—	9,148
Other	42,277	35,330
Total long-term liabilities	253,331	294,594
Total liabilities	480,492	500,707
Commitments and Contingencies (see Note 14)
Temporary Equity	4,114	—
Shareholders’ Equity:
Preferred stock, authorized 500,000 shares of $1.00 par value, none issued	—	—
Common stock, authorized 144,000,000 shares of $1.00 par value, 37,907,497 shares issued	37,907	37,907
Additional paid-in capital	10,216	22,361
Retained earnings	591,754	540,894
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	201	108
Unrealized gains (losses) on investments – net	425	1,145
Actuarial loss on postretirement benefits – net	(1,359)	—
Unamortized restricted stock awards	—	(19,749)
	639,144	582,666
Less 12,135,733 and 10,707,645 shares in treasury, at cost	330,683	263,524
Total shareholders’ equity	308,461	319,142
Total	$793,067	$819,849

See Notes to Consolidated Financial Statements.

John H. Harland Company and Subsidiaries
Consolidated Statements of Income
(In thousands, except per share amounts)

	Years ended December 31,
	2006	2005	2004
Sales:
Product sales	$790,984	$768,421	$632,650
Service sales	259,195	208,209	157,668
Total sales	1,050,179	976,630	790,318
Cost of sales:
Cost of products sold	403,074	403,606	343,419
Cost of services sold	117,714	87,658	56,970
Total cost of sales	520,788	491,264	400,389
Gross Profit	529,391	485,366	389,929
Selling, general and administrative expenses	383,630	342,379	288,199
Asset impairment charges	—	—	10,329
(Gain) loss on disposal of assets – net	56	67	(3,387)
Amortization of other intangible assets	15,974	11,590	3,773
Income From Operations	129,731	131,330	91,015
Other Income (Expense):
Interest expense	(16,050)	(9,994)	(4,117)
Gain on sale of investments – net	—	58	132
Other – net	936	1,059	732
Total	(15,114)	(8,877)	(3,253)
Income from continuing operations and before income taxes and cumulative effect of change in accounting principle	114,617	122,453	87,762
Income taxes	41,688	46,201	32,732
Income from continuing operations and before cumulative effect of change in accounting principle	72,929	76,252	55,030
Cumulative effect of change in accounting principle, net of income taxes	345	—	—
(Loss) income from discontinued operations, net of income taxes	(5,176)	(774)	85
Net Income	$68,098	$75,478	$55,115
Basic Earnings Per Common Share:
Income from continuing operations and before cumulative effect of change in accounting principle	$2.81	$2.80	$2.02
Cumulative effect of change in accounting principle, net of income taxes	$0.01	$—	$—
(Loss) income from discontinued operations, net of income taxes	$(0.20)	$(0.03)	$—
Net Income	$2.62	$2.77	$2.02
Diluted Earnings Per Common Share:
Income from continuing operations and before cumulative effect of change in accounting principle	$2.73	$2.71	$1.96
Cumulative effect of change in accounting principle, net of income taxes	$0.01	$—	$—
(Loss) income from discontinued operations, net of income taxes	$(0.19)	$(0.03)	$—
Net Income	$2.55	$2.69	$1.96

See Notes to Consolidated Financial Statements.

John H. Harland Company and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Years ended December 31,
	2006	2005	2004
Operating Activities:
Net income	$68,098	$75,478	$55,115
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	33,720	36,808	36,004
Amortization of upfront contract payments	31,206	32,888	26,392
Other amortization	23,148	17,500	9,383
Cumulative effect of change in accounting principle, net of taxes	(345)	—	—
Asset impairment charges	3,928	—	10,329
(Gain) loss on disposal of assets – net	56	67	(3,387)
Share-based compensation	17,734	7,175	5,633
Tax benefits from share-based compensation		6,272	1,356
Deferred income taxes	(6,030)	(2,247)	25,585
Other – net	1,157	(267)	1,930
Changes in assets and liabilities net of effects of businesses acquired:
Accounts receivable	(1,172)	(3,767)	(7,358)
Income taxes receivable	2,650	10,143	(15,574)
Inventories and other current assets	(5,892)	(4,881)	(31)
Deferred revenues	7,153	7,461	(3,804)
Accounts payable and accrued liabilities	(15)	(3,642)	5,907
Upfront contract payments	(22,204)	(25,231)	(27,109)
Net cash provided by operating activities	153,192	153,757	120,371
Investing Activities:
Purchases of property, plant and equipment	(23,451)	(23,917)	(28,943)
Proceeds from sale of property, plant and equipment	1,120	3,695	8,300
Payments for acquisition of businesses - net of cash acquired	(10,296)	(239,756)	(30,160)
Other – net	56	(2,130)	(240)
Net cash (used in) investing activities	(32,571)	(262,108)	(51,043)
FINANCING ACTIVITIES:
Credit facility borrowings	454,425	569,172	248,544
Credit facility payments	(498,388)	(415,878)	(274,302)
Repurchases of stock	(75,434)	(45,052)	(45,295)
Issuance of treasury stock	13,164	17,004	15,990
Dividends paid	(17,101)	(15,267)	(12,506)
Tax benefits from share-based compensation	5,050	—	—
Other – net	(2,177)	(544)	(1,070)
Net cash provided by (used in) financing activities	(120,461)	109,435	(68,639)
Increase in cash and cash equivalents	160	1,084	689
Cash and cash equivalents at beginning of year	10,298	9,214	8,525
Cash and cash equivalents at end of year	$10,458	$10,298	$9,214
Supplemental cash flow information:
Interest paid	$14,964	$9,308	$3,882
Income taxes paid, net of refunds	36,370	40,337	20,585

See Notes to Consolidated Financial Statements.

John H. Harland Company and Subsidiaries
Consolidated Statements of Shareholders’ Equity

	Years ended December 31, 2006, 2005 and 2004
(In thousands, except share and per share amounts)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Unamortized Restricted Stock Awards	Total Shareholders’ Equity
BALANCE, DECEMBER 31, 2003	$37,907	$7,788	$448,688	$(735)	$(232,797)	$(5,408)	$255,443
Net income			55,115				55,115
Other comprehensive income (loss):
Foreign currency translation adjustments				301			301
Unrealized losses on investments, net of $14 in tax benefits				(23)			(23)
Changes in fair value of cash flow hedging instruments, net of $175 in tax provision				273			273
Comprehensive income							55,666
Cash dividends, $0.45 per share			(12,506)				(12,506)
Repurchase of 1,399,300 shares of stock					(45,295)		(45,295)
Issuance of 1,183,001 shares of treasury stock under stock compensation plans		1,100	(5,224)		32,837	(12,723)	15,990
Share-based compensation		882				4,751	5,633
Tax benefits from share-based compensation		1,356					1,356
Other		65	(64)		(1,697)		(1,696)
BALANCE, DECEMBER 31, 2004	37,907	11,191	486,009	(184)	(246,952)	(13,380)	274,591
Net income			75,478				75,478
Other comprehensive income (loss):
Foreign currency translation adjustments				261			261
Unrealized gains on investments, net of $784 in tax provision				1,176			1,176
Comprehensive income							76,915
Cash dividends, $0.55 per share			(15,267)				(15,267)
Repurchase of 1,178,722 shares of stock					(45,052)		(45,052)
Issuance of 1,100,877 shares of treasury stock under stock compensation plans		3,762	(5,226)		30,969	(12,501)	17,004
Share-based compensation		1,043				6,132	7,175
Tax benefits from share-based compensation		6,272					6,272
Other		93	(100)		(2,489)		(2,496)
BALANCE, DECEMBER 31, 2005	37,907	22,361	540,894	1,253	(263,524)	(19,749)	319,142
Adoption of SFAS 123R		(19,749)				19,749	—
Net income			68,098				68,098
Other comprehensive income (loss):
Foreign currency translation adjustments				93			93
Unrealized gains on investments, net of $481 in tax benefits				(720)			(720)
Comprehensive income							67,471
Cash dividends, $0.65 per share			(17,101)				(17,101)
Repurchase of 1,950,500 shares of stock					(75,434)		(75,434)
Issuance of 522,412 shares of treasury stock under stock compensation plans		1,367			11,797		13,164
Share-based compensation		12,422					12,422
Tax benefits from share-based compensation		5,050					5,050
Reclassification of non-employee director share-based deferred compensation to current liabilities		(6,014)					(6,014)
Other		(1,107)	(137)		(3,522)		(4,766)
Reclassification to temporary equity for restricted stock awards pursuant to EITF Topic D-98		(4,114)					(4,114)
Adoption of SFAS 158:
Actuarial loss on postretirement benefits, net of $3,017 in tax benefits				(1,359)			(1,359)
BALANCE, DECEMBER 31, 2006	$37,907	$10,216	$591,754	$(733)	$(330,683)	$—	$308,461

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Significant Accounting Policies

Consolidation

The consolidated financial statements include the financial statements of John H. Harland Company and its majority-owned subsidiaries (the ‘‘Company’’). Intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity, when purchased, of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost of inventory for checks, forms and hardware component parts is determined by average costing or the first-in, first-out method.

Impairment of Long-Lived Assets

Assets held for disposal are carried at the lower of carrying amount or fair value, less estimated cost to sell such assets. The Company reviews long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and any impairment losses are reported in the period in which the impairment criteria are met based on the fair value of the asset.

Investments

The Company classifies its investments as either available-for-sale securities or trading securities. Available-for-sale securities consist of U.S. corporate securities and other equity interests which are stated at market value, with unrealized gains and losses on such investments reflected, net of tax, as other comprehensive income in shareholders’ equity. Realized gains and losses on investments are included in earnings and are derived using the specific identification method. If the market value of an investment declines below its cost, the Company evaluates whether the decline is temporary or other than temporary. The Company considers several factors in determining whether a decline is temporary including the length of time market value has been below cost, the magnitude of the decline, financial prospects of the business and the Company’s intention to hold the security. If a decline in market value of an investment is determined to be other than temporary, the carrying amount is written down and included in current earnings.

Trading securities consist of investment assets, primarily mutual fund investments, of a nonqualified deferred compensation plan for eligible employees. Participants in this plan are able to direct contributions to a number of diversified assets and settle in cash. This plan is being accounted for under EITF 97-14, ‘‘Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested.’’ As trading securities, changes in fair value are recognized as a charge or credit in other income. A related offsetting deferred compensation obligation is classified as a noncurrent liability and adjusted, with a corresponding charge or credit to compensation cost, to reflect changes in the fair value of the amount owed to the participants. Investments held by the rabbi trust totaled $9.6 million and $7.1 million as of December 31, 2006 and 2005, respectively, and are included within the investment caption on the Company’s consolidated balance sheets with the corresponding liability being reflected as long-term. For 2006, 2005 and 2004, the investment income and corresponding compensation cost was $0.9 million, $0.4 million and $0.5 million, respectively.

The following is a summary of security investments at December 31, 2006 and 2005 (in thousands):

	Available-for-sale		Trading Securities
	Cost	Market	Cost	Market
2006
Rabbi trust	$—	$—	$9,366	$9,593
Other equity	1,718	2,427	—	—
Total	1,718	2,427	9,366	9,593
2005
Rabbi trust	—	—	6,894	7,120
Other equity	1,700	3,610	—	—
Total	$1,700	$3,610	$6,894	$7,120

Goodwill and Other Intangible Assets

Goodwill represents the excess of acquisition costs over the fair value of net assets of businesses acquired. The Company reviews goodwill for impairment annually in accordance with the provisions of Financial Accounting Standards Board (‘‘FASB’’) Statement No. 142, ‘‘Goodwill and Other Intangible Assets’’ (‘‘SFAS 142’’). No impairment of goodwill was identified during the years ended December 31, 2006, 2005 and 2004.

Other intangible assets consist primarily of purchased customer lists, developed technology, content and trademarks that were acquired in business combinations. Other intangible assets are amortized on an accelerated or straight-line basis over periods ranging from four to twenty years. Amortization periods of other intangible assets are periodically reviewed to determine whether events or circumstances warrant revision to estimated useful lives. Carrying values of other intangible assets are reviewed to assess recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable based on expectations of undiscounted cash flows.

Upfront Contract Payments

Certain contracts with the Company’s customers involve upfront payments to the customer. These payments are capitalized and amortized as a reduction of sales over the life of the related contract and are generally refundable from the customer on a prorated basis if the contract is canceled prior to the contract termination date. At December 31, 2006, $32.6 million of these unamortized payments were refundable and $4.4 million were nonrefundable.

Software and Other Development Costs

The Company expenses research and development costs, including expenditures related to development of software products that do not qualify for capitalization. Research and development costs, which are primarily costs incurred related to the development of software, totaled $25.3 million, $23.4 million and $21.9 million in 2006, 2005 and 2004, respectively, and are recorded in selling, general and administrative expenses.

Software development costs incurred prior to the establishment of technological feasibility are expensed as incurred. Software development costs incurred after the technological feasibility of the subject software product has been established and prior to its availability for sale are capitalized in accordance with FASB Statement No. 86, ‘‘Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.’’ Capitalized software development costs are amortized on a product-by-product basis using the estimated economic life of the product on a straight-line basis over three to six years. Unamortized software development costs in excess of estimated net realizable value from a particular product are written down to their estimated net realizable value.

The Company accounts for costs to develop or obtain computer software for internal use in accordance with Accounting Standards Executive Committee Statement of Position 98-1, ‘‘Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,’’ which requires certain costs to be capitalized.

Advertising Costs

Advertising costs are expensed as incurred and were $5.2 million, $5.2 million and $3.4 million for 2006, 2005 and 2004, respectively. Advertising costs, which are recorded in selling, general and administrative expenses, consist primarily of marketing new products, re-branding existing products and launching new initiatives throughout the Company.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation of buildings is computed primarily by the straight-line method over periods up to 45 years. Depreciation of equipment, furniture and fixtures is calculated by the straight-line method over periods ranging from three to ten years. Leasehold improvements are amortized by the straight-line method over the life of the lease or the life of the property, whichever is shorter. Accelerated methods are used for income tax purposes for all property where allowed. The Company capitalizes the qualifying costs of software developed or obtained for internal use. Depreciation is computed for internal use software by using the straight-line method over three to seven years.

Depreciation expense was $33.7 million, $36.8 million and $36.0 million in 2006, 2005 and 2004, respectively.

Self-Insurance

The Company is primarily self-insured for workers’ compensation and group medical costs. Provisions for losses expected under these programs are recorded based on the Company’s estimates of the aggregate liabilities for the claims incurred. Payments for claims beyond one year have been discounted. As of December 31, 2006 and 2005, the combined liabilities for workers compensation and group medical liability were $8.4 million and $8.8 million, respectively.

Risk Management Contracts

The Company recognizes all derivatives at fair value as either assets or liabilities in the consolidated balance sheets and changes in the fair values of such instruments are recognized currently in earnings unless specific hedge accounting criteria are met. If specific cash flow hedge accounting criteria are met, the Company recognizes the changes in fair value of these instruments in other comprehensive income.

The Company has used derivative financial instruments to manage interest rate risk. On the date the interest rate derivative contract is entered into, the Company designates the derivative as either a fair value hedge or a cash flow hedge. The Company formally documents the relationship between hedging instruments and the hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. The Company links all hedges that are designated as fair value hedges to specific assets or liabilities on the balance sheet or to specific firm commitments. The

Company links all hedges that are designated as cash flow hedges to forecasted transactions or to liabilities on the balance sheet. The Company also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If an existing derivative were to become not highly effective as a hedge, the Company would discontinue hedge accounting prospectively.

During 2004, the Company recorded the changes in values related to cash flow hedges in other comprehensive income and such changes were not material. There were no cash flow hedges in place during 2006 and 2005. In 2006, 2005 and 2004, the Company did not have any hedging instruments that were designated as fair value hedges.

Translation of Foreign Currencies

Financial statement accounts that are maintained in foreign currencies are translated into U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at end-of-period exchange rates. Results of operations denominated in foreign currencies are translated using average exchange rates for the year. The resulting currency translation adjustments are reported in accumulated other comprehensive income. Realized currency exchange gains and losses resulting from transactions are included in earnings as incurred and were not significant in 2006, 2005 and 2004. The Company considers undistributed earnings of foreign subsidiaries to be permanently invested. As a result, no income taxes have been provided on these undistributed earnings or on the foreign currency translation adjustments recorded as a part of other comprehensive income.

Revenue Recognition

The Company recognizes product and services revenue when persuasive evidence of a noncancelable arrangement exists, delivery has occurred and/or services have been rendered, the price is fixed or determinable, collectibility is reasonably assured, legal title and economic risk is transferred to the customer and when an economic exchange has taken place.

For multiple-element software arrangements, total revenue is allocated to each element based on the fair value method or the residual method when applicable. Under the fair value method, the total revenue is allocated among the elements based upon the relative fair value of each element as determined through vendor-specific objective evidence. Under the residual method, the fair value of the undelivered maintenance, training and other service elements, as determined based on vendor-specific objective evidence (the price of a bundled element when sold separately), is deferred and the remaining (residual) arrangement is recognized as revenue at the time of delivery. For multiple-element arrangements that do not include software, total revenue is allocated to contract elements based on the provisions of EITF 00-21, ‘‘Accounting for Revenue Arrangements with Multiple Elements.’’ Maintenance fees are deferred and recognized ratably over the maintenance period, which is usually twelve months. Training revenue is recognized as the services are performed.

Revenue from licensing of software under usage-based contracts is recognized ratably over the term of the agreement or on an actual usage basis. Revenue from licensing of software under limited term license agreements is recognized ratably over the term of the agreement.

For software that is installed and integrated by the Company or customer, revenue is recognized upon shipment assuming functionality has already been proven and there are no significant customizations that would cause a substantial acceptance risk. For software that is installed, integrated and customized by the Company, revenue is recognized on a percentage-of-completion basis as the services are performed using an input method based on labor hours. Estimates of efforts to complete a project are used in the percentage-of-completion calculation. Due to the uncertainties inherent in these estimates, actual results could differ from those estimates.

Revenue from outsourced data processing services and other transaction processing services is recognized in the month the transactions are processed or the services are rendered.

The contractual terms of software sales do not provide for product returns or allowances. However, on occasion the Company may allow for returns or allowances primarily in the case of a new product release. Provisions for estimated returns and sales allowances are established by the Company concurrently with the recognition of revenue and are based on a variety of factors including actual return and sales allowance history and projected economic conditions.

Service revenues are comprised of revenues derived from software maintenance agreements, card services, field maintenance services, core processing service bureau deliverables, analytical services, consulting services and training services.

Accrued Customer Incentives

The Printed Products segment has contractual agreements with many of its customers that provide incentives for rebates or discounts on certain products. Such rebates and discounts are recorded as reductions to revenue and as accrued liabilities. Some agreements may provide for the purchase of certain products not covered by that agreement to be purchased at a discount by the customer and the cost of such products is recorded as cost of goods sold over the term of the agreement and as an accrued liability.

Shipping and Handling

Revenue received from shipping and handling fees is reflected in net sales. Costs related to shipping and handling are included in cost of goods sold.

Share-Based Compensation

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R) (‘‘SFAS 123(R)’’), ‘‘Share-Based Payment,’’ which establishes accounting for share-based awards exchanged for employee services. Under the provisions of SFAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employee’s requisite service period (generally the vesting period of the equity grant). The Company amortizes share-based compensation by using the straight-line method. The Company elected to adopt the modified prospective transition method as provided by SFAS 123(R). In accordance with the requirements of the modified prospective transition method, consolidated financial statements for prior year periods have not been restated to reflect the fair value method of expensing share-based compensation. Additionally, effective with the adoption of SFAS 123(R) excess tax benefits realized from the exercise of share-based awards are classified in cash flows from financing activities.

Prior to January 1, 2006, the Company applied Accounting Principles Board Opinion No. 25, ‘‘Accounting for Stock Issued to Employees’’ (‘‘APB 25’’) and related interpretations in accounting for its share-based compensation plans and applied the disclosure-only provisions of FASB Statement No. 123, ‘‘Accounting for Stock-Based Compensation (‘‘SFAS 123’’), as amended by FASB Statement No. 148, ‘‘Accounting for Stock-Based Compensation-Transition and Disclosure’’ (‘‘SFAS 148’’). In accordance with APB 25, no stock-based compensation cost was reflected in net income for options or purchases under the Company’s stock purchase plans. If the compensation cost for options granted under the Company’s stock-based compensation plans and purchases under the employee stock purchase plan had been determined based on the fair value at the grant dates, consistent with SFAS 123, the Company’s net income and earnings per share would have changed to the pro forma amounts as follows (in thousands):

	2005	2004
Net income:
As reported	$75,478	$55,115
Add: stock-based compensation expense included in reported net income, net of tax	4,377	3,436
Deduct: stock-based compensation expense determined under the fair value based method for all awards, net of tax	(8,467)	(7,405)
Pro forma net income	$71,388	$51,146
Earnings per common share:
As reported
Basic	$2.77	$2.02
Diluted	$2.69	$1.96
Pro forma
Basic	$2.62	$1.88
Diluted	$2.54	$1.83

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes model incorporates assumptions as to dividend yield, volatility, an appropriate risk-free interest rate and the expected life of the option. Many of these assumptions require management’s judgment. The Company’s volatility is based upon historical volatility of the Company’s stock unless management has reason to believe that future volatility will differ from the past. The expected term for grants under SFAS 123(R) is derived using the simplified method which is the average of the weighted average vesting period and the contractual term. The risk-free rate is based on the yield on the zero coupon U.S. Treasury in effect at the time of grant based on the expected term of the option. The fair value of restricted stock awards is based on the market value at the date of grant.

The Company uses a lattice option-pricing model to estimate the value of cash-settled share appreciation rights (‘‘cash-settled SARs’’) due to certain features included in those awards that are not anticipated in a Black-Scholes option-pricing model. The lattice option-pricing model incorporates assumptions as to dividend yield, volatility, risk-free interest rate and a post-vesting termination rate. Many of these assumptions require management’s judgment. The dividend yield, volatility and risk-free interest rates are determined in the same manner as assumptions used in the Black-Scholes option-pricing model. The expected life is derived from the output of the binomial lattice model and represents the period of time that the cash-settled SARs are expected to be outstanding. The post-vesting termination rate is estimated based on the Company’s past experience with its stock option awards. Cash-settled SARs are liability-classified awards which are remeasured to fair value at each reporting date.

Shares issued under stock compensation plans are issued from the Company’s treasury shares. In December 2005, the Company’s board of directors approved a plan to repurchase 3,000,000 shares. Shares purchased may be held in treasury, used for acquisitions, used to fund the Company’s share-based benefit and compensation plans or for other corporate purposes. During the year ended

December 31, 2006, the Company repurchased 1,950,500 shares under this plan. The Company is not permitted to purchase additional shares under this authorization without the written consent of MFW pursuant to the merger agreement with MFW (see Note 17).

Upon the adoption of SFAS 123(R) the Company recognized a benefit of $0.6 million ($0.3 million after tax) as the cumulative effect of a change in accounting principle resulting from the requirement to estimate forfeitures of the Company’s restricted stock grants at the date of grant instead of recognizing them as incurred. The estimated forfeiture rate was applied to the previously recorded compensation expense of the Company’s unvested restricted stock in determining the cumulative effect of a change in accounting principle. The cumulative benefit, net of tax, increased both basic and diluted earnings per share by $0.01 for the twelve month period ended December 31, 2006.

As a result of the SFAS 123(R) requirements, share-based compensation costs increased $6.6 million before income taxes, or $0.15 per diluted share, during the twelve month period ended December 31, 2006.

See Note 10 for more information regarding the Company’s stock compensation plans.

THE REMAINDER OF THIS PAGE WAS INTENTIONALLY LEFT BLANK

Earnings Per Common Share

Earnings per common share for 2006, 2005 and 2004 have been computed under the provisions of FASB Statement No. 128, ‘‘Earnings Per Share.’’ The computation of basic and diluted earnings per share was as follows (in thousands, except per share amounts):

	2006	2005	2004
Numerators:
Income from continuing operations and before cumulative effect of change in accounting principle	$72,929	$76,252	$55,030
Cumulative effect of change in accounting principle, net of income taxes	345	—	—
(Loss) income from discontinued operations, net of income taxes	(5,176)	(774)	85
Net income	$68,098	$75,478	$55,115
Denominator – basic
Weighted average shares outstanding	25,759	27,056	27,129
Weighted average deferred shares outstanding under non-employee directors compensation plan	196	168	140
Weighted average shares outstanding – basic	25,955	27,224	27,269
Denominator – diluted
Weighted average shares outstanding – basic	25,955	27,224	27,269
Dilutive effect of stock options and restricted stock	748	866	815
Weighted average shares outstanding – diluted	26,703	28,090	28,084
Earnings Per Common Share – basic:
Income from continuing operations and before cumulative effect of change in accounting principle	$2.81	$2.80	$2.02
Cumulative effect of change in accounting principle, net of income taxes	$0.01	$—	$—
(Loss) income from discontinued operations, net of income taxes	$(0.20)	$(0.03)	$—
Net income	$2.62	$2.77	$2.02
Earnings Per Common Share – diluted:
Income from continuing operations and before cumulative effect of change in accounting principle	$2.73	$2.71	$1.96
Cumulative effect of change in accounting principle, net of income taxes	$0.01	$—	$—
(Loss) income from discontinued operations, net of income taxes	$(0.19)	$(0.03)	$—
Net income	$2.55	$2.69	$1.96

The potentially dilutive common shares relate to options and restricted stock granted under stock compensation plans. Potentially dilutive common shares that were not included in the calculation of diluted earnings per share for 2006, 2005 and 2004 because they were anti-dilutive were 100,606; 468 and 10,457, respectively.

Income Taxes

The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between financial statement and tax bases of assets and liabilities. A valuation allowance is provided for deferred tax assets for which realization cannot be considered more likely than not.

New Accounting Standards

In June 2006, the Financial Accounting Standards Board (‘‘FASB’’) issued FASB Interpretation No. 48 (‘‘FIN 48’’), ‘‘Accounting for Uncertainty in Income Taxes,’’ an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, ‘‘Accounting for Income Taxes.’’ FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For the Company, FIN 48 is effective beginning January 1, 2007.

The Company is currently in the process of evaluating FIN 48 for all open tax years, which generally include the tax years ended December 31, 2001, and forward. Prior to the issuance of FIN 48, the Company had already established a method of accounting for tax uncertainties that closely matched the general principles of FIN 48. More specifically, the Company utilized a process of identifying tax uncertainties to which the Company assessed whether each position met a ‘‘more likely than not’’ recognition threshold. Following this recognition test, the Company used a ‘‘best estimate’’ approach for the measurement of these tax positions. While the Company’s ‘‘best estimate’’ approach to measuring tax uncertainties differs from the FIN 48 ‘‘cumulative probability’’ approach, at this time, the Company has no reason to believe that these two measurement approaches will yield significantly dissimilar results.

As part of the process to adopt FIN 48, the Company has executed a series of procedures that include, but are not limited to, the identification and inventorying of income tax positions for open tax years, the determination of whether identified tax uncertainties satisfied the ‘‘more likely than not’’ recognition threshold, and the documentation of all findings to date. The Company is in the process of completing its measurement of tax uncertainties and their impact, if any, on their financial statements. To date, the Company has not identified any new uncertain tax positions that had not been accounted for under its prior method of accounting for tax uncertainties.

In September 2006, the FASB issued Statement No. 157, ‘‘Fair Value Measures’’ (‘‘SFAS 157’’). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of adopting SFAS 157 on its financial statements.

In September 2006, the FASB issued Statement No. 158, ‘‘Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132R’’ (‘‘SFAS 158’’). SFAS 158 requires an entity to recognize in its statement of financial condition the funded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 also requires an entity to recognize changes in the funded status of a defined benefit postretirement plan within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost. SFAS 158 is effective as of the end of the fiscal year ended December 31, 2006. SFAS 158 does not change the amount of actuarially determined expense that is recorded in the consolidated statement of income. See Note 12 for the incremental effect of the adoption of SFAS 158 on the Company’s financial position.

In September 2006, the Securities and Exchange Commission (‘‘SEC’’) issued Staff Accounting Bulletin No. 108 (‘‘SAB 108’’). SAB 108 expresses SEC staff views regarding the process of quantifying and evaluating the materiality of misstatements in financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have any impact on the Company’s results from operations or financial position.

In November 2004, the FASB issued FASB Statement No. 151, ‘‘Inventory Costs – An Amendment of ARB No. 43, Chapter 4’’ (‘‘SFAS 151’’) to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current-period charges and also requires that allocation of fixed production overheads to costs of conversion be based on the normal capacity of the production facilities. The Company adopted the provisions of SFAS 151 on January 1, 2006. The adoption of SFAS 151 did not have a material effect on the Company’s financial position and results of operations.

Reclassifications

Prior to 2006, the Company included substantially all stock compensation expense and a 401(k) plan performance contribution as a corporate expense classified within selling, general and administrative expenses. In conjunction with the adoption of SFAS 123(R) and pursuant to SEC Staff Accounting Bulletin No. 107, the Company elected to include stock compensation and the 401(k) plan performance contribution expense in results of operations of the related business segment and to classify a portion of these expenses to cost of goods sold based on the activities of individuals within the business segment that are participants in these compensation programs. Prior periods have been reclassified to conform to these changes. This reclassification to prior periods had no impact on net income or on shareholders’ equity as previously reported.

Business Segment Changes

During the fourth quarter of 2006, the Company transferred its field maintenance services from the Scantron business segment to the Software and Services business segment. This transfer was implemented to align the relationship between core processing offerings and the services and maintenance requirements of the financial institution market. Also in the fourth quarter of 2006, the Company classified a printing operation in Mexico as discontinued operations and, accordingly, removed such operations from the Printed Products segment. During the third quarter of 2006, the Company reassigned certain business operations including card products, educational services and fraud payment prevention solutions from the Software & Services business segment to the Printed Products business segment. During the second quarter of 2006, the Company transferred certain business operations related to on-site check printing systems from the Software & Services business segment to the Printed Products business segment. Accordingly, prior period results have been revised to conform to the 2006 business segment changes.

2.	Acquisitions

All acquisitions in 2006, 2005 and 2004 were paid for with cash provided from operating activities and proceeds from the Company’s credit facility. The results of operations of each acquired business have been included in the Company’s operations beginning as of the date of the particular acquisition.

2006 Acquisitions

On April 28, 2006, Harland Financial Solutions, Inc. (‘‘HFS’’), a wholly owned subsidiary of the Company, acquired the remaining 20% of equity interests in Cavion LLC (‘‘Cavion’’) from outside investors for approximately $4.2 million in cash, including $1.0 million for the net minority interest of Cavion’s operations, and acquisition costs. The transaction increased HFS’s equity ownership in Cavion to 100%. The previous 80% ownership in Cavion had been obtained as a result of the Liberty acquisition in June 2005. The Cavion operation includes web design, web hosting and Internet banking services and provides financial institutions with a private secure network to conduct business with vendors and customers. The results of Cavion’s operations have been included in the Company’s operations since the Liberty acquisition. The net minority interest portion of Cavion’s operations was included in the other-net caption on the condensed consolidated statements of income. Prior to the acquisition of the remaining 20% equity interest in Cavion, the Company had approximately $1.0 million of Cavion-related minority interests included in the other long-term liabilities caption of the condensed consolidated balance sheet.

On January 31, 2006, HFS acquired Financialware, Inc. (‘‘Financialware’’) for approximately $7.1 million in a cash for equity transaction. Financialware was a provider of enterprise content management solutions, serving domestic and international financial institution clients. The acquisition expands and strengthens the Company’s position in electronic check processing, statement rendering, document archival and retrieval, report management and image exchange software. The enterprise content management system technology, through automation, allows a consolidated view of customer accounts, transactions and documents via an accessible browser by both the financial institution’s employees and their customers. Financialware’s results of operations were included in the Company’s operations as of January 31, 2006.

The estimated fair value of assets and liabilities at the acquisition date for both acquisitions totaled $10.3 million and consisted of goodwill of $7.6 million of which $4.9 million is expected to be deductible for tax purposes, other intangible assets of $4.0 million (estimated weighted average useful life of nine years), which included $1.2 million in developed technology (estimated weighted average useful life of six years), and $2.8 million in customer lists (estimated weighted average useful life of 11 years), other assets of $0.7 million and assumed liabilities of $2.1 million. At December 31, 2006, $0.5 million was being held in escrow to satisfy indemnification claims, if any, under the terms of the purchase agreement related to the Financialware acquisition.

The allocation of purchase price is preliminary and subject to refinement as the Company finalizes the valuation of certain assets and liabilities. The pro forma effects of these acquisitions were not material to the Company’s results of operations.

2005 Acquisitions

On June 10, 2005, the Company acquired substantially all of the assets of Liberty Enterprises, Inc. (‘‘Liberty’’) for approximately $161.0 million in cash, including acquisition costs. Liberty is a provider of checks, marketing services, card services, education and e-commerce solutions primarily to credit unions. The addition of Liberty expanded the Company’s presence among credit unions, and management believes that the combined range of products and services positions the Company to be a preferred partner for credit unions across the country.

On April 13, 2005, Harland Financial Solutions, Inc. (‘‘HFS’’), a wholly owned subsidiary of the Company, amended its asset purchase agreement with Mitek Systems, Incorporated (‘‘Mitek Systems’’), which was originally entered into in July 2004, to purchase certain additional assets for $1.0 million. These assets had been excluded in the original agreement pending settlement of certain third party contractual issues by Mitek Systems.

On April 4, 2005, HFS acquired Intrieve, Incorporated (‘‘Intrieve’’) for approximately $77.1 million, including acquisition costs, in a cash for equity transaction. This acquisition expanded the HFS product and service offerings to include outsourced core processing, comprehensive item processing and electronic banking and payments processing for thrifts and community banks. The acquisition also included in-house financial management software, turnkey check and MICR document printing systems, and a datacenter operation that provides co-location and hot-site disaster recovery services.

The combined purchase price for assets acquired through acquisitions in 2005 totaled $239.1 million, net of cash acquired. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed on the acquisition dates (in thousands):

		Value	Weighted Average Useful Life in Years
Current assets		$25,432
Property, plant and equipment		10,483
Goodwill		130,182
Intangibles:
Customer lists	103,300		18.7
Developed technology	12,640		5.0
Trademarks	7,600		5.4
Total intangibles		123,540
Other assets		1,439
Total assets acquired		291,076
Current liabilities		37,233
Deferred income taxes		10,565
Other		4,177
Total liabilities assumed		51,975
Net assets		$239,101

The allocations of purchase price resulted in $130.2 million allocated to goodwill of which $60.5 million is expected to be deductible for tax purposes. Goodwill of $60.0 million and $70.2 million was assigned to the Company’s Printed Products and Software & Services business segments, respectively. The allocation of the purchase price includes $8.3 million for actions taken for the integration of Liberty operations. The principal factor affecting the purchase price, which resulted in the recognition of goodwill, was the fair value of the going-concern element of the Liberty and Intrieve businesses, which includes the assembled workforces and synergies that are expected to be achieved.

The following unaudited pro forma summary presents information as if the acquisitions of the businesses acquired in 2005 occurred at the beginning of the year of each period presented (in thousands, except per share amounts):

(Unaudited)	2005	2004
Net Sales	$1,053,650	$979,454
Net Income	$69,167	$59,541
Earnings per common share:
Basic	$2.54	$2.18
Diluted	$2.46	$2.12

The unaudited pro forma summary for the period presented includes adjustments for changes in levels of amortization of intangible assets, interest income, interest expense, and income taxes. The pro forma results for 2005 include $12.7 million of nonrecurring acquisition-related expenses incurred by the acquired operations prior to the business combinations. The Company expects to realize operating synergies with the acquired operations. This pro forma information does not reflect any such potential synergies. The unaudited pro forma summary does not purport to be indicative of either the results of operations that would have occurred had the acquisitions taken place at the beginning of the periods presented or of future results.

2004 Acquisitions

On November 12, 2004, HFS acquired London Bridge Phoenix Software Inc. (‘‘Phoenix System’’). Phoenix System, an integrated core banking solution that operates in both the Windows® NT and Unix environments, features open relational database choices and leverages the latest Internet and network technology to optimize delivery channel integration. Phoenix System is delivered in both in-house and service bureau configurations. Also included in the acquisition were the Phoenix Internet Banking System, also known as IBANK, and the TradeWind international trade finance management system. The acquisition provided HFS with a proven service bureau delivery option for banks and thrifts.

On July 7, 2004, HFS acquired certain assets and operations including exclusive distribution and licensing rights related to the CheckQuest® item processing and CaptureQuest® electronic document management solutions from Mitek Systems. Mitek Systems is a provider of recognition software-based fraud protection and document processing solutions to banks and other businesses, and licenses its recognition engine toolkits to major software and hardware providers in the imaging and document processing industry. CheckQuest provides financial institutions with a check imaging and item processing solution that enables them to take advantage of the efficiencies offered by the Federal Check Clearing for the 21st Century Act. CaptureQuest is an electronic document management system that allows financial institutions to file, distribute, archive, retrieve and automatically process documents and forms of all types and quantities. As part of the agreement, HFS has also licensed from Mitek Systems the QuickStrokes® family of recognition toolkits and the QuickFX® Pro form identification toolkit for use with CheckQuest and a variety of other applications.

On April 30, 2004, HFS acquired certain assets and operations related to the electronic mortgage document business of GreatlandTM Corporation. GreatlandTM Corporation is a provider of forms technology, compliance expertise and software compatible products used to meet the needs of businesses to convey regulatory information. The Greatland mortgage document set is employed by many of the industry’s leading mortgage lenders and mortgage loan origination system technology providers. Greatland’s electronic mortgage document products allow HFS to build on its leadership position in compliance and mortgage solutions.

The combined purchase price of net assets acquired through acquisitions in 2004 totaled approximately $29.4 million, net of cash acquired. The fair value of assets and liabilities at the acquisition dates consisted of goodwill of $18.7 million, of which $5.4 million is expected to be deductible for tax purposes, other intangible assets of $10.2 million (estimated weighted average useful life of eight years), which included $6.3 million in developed technology (estimated weighted average useful life of nine years) and $3.9 million in customer lists (estimated weighted average useful life of 13 years), other assets of $7.9 million and assumed liabilities of $7.4 million. The pro forma effects of the 2004 acquisitions were not material to the Company’s results of operations.

3.	Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized but are tested at least annually for impairment. Separable intangible assets with definitive lives are amortized over their useful lives.

The changes in the carrying amounts of goodwill by business segment for 2006 and 2005 are as follows (in thousands):

	Printed Products	Software & Services	Scantron	Consolidated
Balances as of December 31, 2004	$24,709	$178,826	$30,452	$233,987
Goodwill acquired during 2005	58,558	67,172	—	125,730
Purchase price allocation adjustments – net	—	(2,311)	(163)	(2,474)
Balances as of December 31, 2005	83,267	243,687	30,289	357,243
Goodwill acquired during 2006	—	7,674	—	7,674
Purchase price allocation adjustments – net	132	2,476	—	2,608
Balances as of December 31, 2006	$83,399	$253,837	$30,289	$367,525

Intangible assets with definitive lives at December 31, 2006 and 2005 were comprised of the following (in thousands):

	December 31, 2006			December 31, 2005
	Gross Carrying Amount	Accum. Amort.	Net Carrying Amount	Gross Carrying Amount	Accum. Amort.	Net Carrying Amount
Developed technology	$47,210	$(28,025)	$19,185	$45,834	$(22,030)	$23,804
Customer lists	136,105	(40,276)	95,829	133,305	(26,143)	107,162
Trademarks	11,347	(3,903)	7,444	11,400	(2,085)	9,315
Content	1,900	(853)	1,047	2,300	(787)	1,513
Total	$196,562	$(73,057)	$123,505	$192,839	$(51,045)	$141,794

Amortization expense of developed technology and content is included in the cost of sales caption on the statements of income.

Aggregate amortization expense for intangible assets totaled $22.5 million, $17.0 million and $8.9 million for 2006, 2005 and 2004, respectively. The estimated intangible amortization expense for each of the next five years beginning January 1, 2007 is as follows (in thousands):

Year	Amount
2007	$21,160
2008	18,063
2009	14,915
2010	13,097
2011	10,096
Thereafter	46,174
Total	$123,505

4.	Asset Impairment Charges

In 2006, the Company recorded an asset impairment charge of $3.5 million related to the Company’s decision to dispose of a Printed Products business operation in Mexico. The impairment charge is included in discontinued operations on the consolidated income statement (see Note 16).

In September 2004, the Company concluded that upgrading certain existing customer care systems in its Printed Products segment would be more economical than continued development of portions of certain new customer care systems. The decision to terminate development efforts required a non-cash, pre-tax impairment charge of $7.9 million which was based on previously capitalized costs, less accumulated depreciation thereon, for the discontinued portions. The Company continued with development and implementation of the remaining portions of the systems.

During the second quarter of 2004, a Printed Products facility in Denver was closed pursuant to a plant consolidation plan. In the second quarter and fourth quarter of 2004, asset impairment charges of $2.3 million and $0.1 million, respectively, were recorded to adjust the basis of the Denver facility to its estimated fair value (see Note 6).

5.	Integration and Reorganization Actions

Upon the acquisition of Liberty in June 2005, an integration plan was developed that included the consolidation of six Liberty facilities into the Company’s existing network of regional production facilities and the elimination of duplicate selling, general and administrative expenses. As of December 31, 2006, costs of $8.6 million were recorded for actions taken for this integration, which were primarily for severance benefits and lease abandonment charges.

During the third quarter of 2004, the Company completed a reorganization of its Printed Products operations including the consolidation of manufacturing operations from 14 plants to 9 plants. Two of the facilities that were closed were leased. One of these facilities was under lease through late 2005 and the other is under lease through mid-2010. During the third quarter of 2004, the Company sublet the latter facility for the remaining term of the lease.

In addition to the plant consolidation, Printed Products implemented other staffing reductions beginning in the fourth quarter of 2003 which were completed during the third quarter of 2004. These actions were primarily due to excess capacity in production facilities resulting from efficiencies realized from digital printing technology and lower volumes attributable to the losses of certain large customers, including a direct check marketer, and general market volume decline. The Company undertook these actions to bring its production and support structures in line with its business levels.

The following table presents the cumulative net costs of these actions incurred through December 31, 2006 (in thousands):

	Liberty Integration	Plant Consolidation	Staffing Reduction Actions
Employee severance	$5,937	$2,843	$4,545
Revision of depreciable lives and salvage values	—	3,459	—
Asset impairment charge and disposal (gains) and losses	—	(1,132)	—
Relocation and other costs	—	2,236	—
Contract termination costs related to leaseholds	1,513	707	—
Other	1,176	—	—
Total	$8,626	$8,113	$4,545

The following table presents net expenses by income statement caption for plant consolidation and other staffing reduction actions for 2006, 2005 and 2004 (in thousands):

	2006	2005	2004
Plant consolidation expenses:
Cost of sales	$(150)	$97	$5,347
Asset impairment charges		—	2,444
Gain on disposal of assets – net		37	(3,612)
Total	$(150)	$134	$4,179
Other staffing reduction actions:
Selling, general and administrative expenses	$—	$—	$1,644

THE REMAINDER OF THIS PAGE WAS INTENTIONALLY LEFT BLANK

The following table reconciles the beginning and ending liability balances for 2006, 2005 and 2004 related to these actions and are included in the other current and noncurrent liabilities captions on the balance sheet (in thousands):

		Charged to		Utilized
	Beginning Balance	Goodwill	Costs and Expenses	Cash	Non-Cash	Ending Balance
2004
Plant consolidation:
Employee severance	$1,659	$—	$1,115	$(2,563)	$—	$211
Revision of depreciable lives and salvage values	—	—	1,321	—	(1,321)	—
Asset impairment charges and disposal (gains) and losses	—		(1,168)	5,301	(4,133)	—
Relocation and other costs	—	—	2,035	(2,035)	—	—
Contract termination costs related to leaseholds	—	—	876	(362)	167	681
Staffing reduction actions:
Employee severance	1,125	—	1,644	(2,708)	—	61
Total	2,784	—	5,823	(2,367)	(5,287)	953
2005
Liberty integration:
Employee severance	—	5,802	100	(2,960)	—	2,942
Contract termination costs related to leaseholds	—	1,339	—	—	—	1,339
Plant consolidation:
Employee severance	211	—	(3)	(209)	—	—
Contract termination costs related to leaseholds	681	—	(19)	(462)	—	200
Other	—	—	119	(118)	—	—
Staffing reduction actions:
Employee severance	61	—	—	(61)	—	—
Total	953	7,141	197	(3,810)	—	4,481
2006
Liberty integration:
Employee severance	2,942	6	29	(2,493)	—	484
Contract termination costs related to leaseholds	1,339	(50)	224	(632)	—	881
Other	—	1,176	—	(1,122)		54
Plant consolidation:
Contract termination costs related to leaseholds	200	—	(150)	—	—	50
Total	$4,481	$1,132	$103	$(4,247)	$—	$1,469

6.	Property Held for Sale

At December 31, 2006, properties held for sale totaled $0.3 million related to the property, plant and equipment of a printing operation in Mexico (see Note 16). At December 31, 2004, property held for sale was $3.4 million, which consisted of the Company’s Printed Products facility in Denver. In the second quarter and fourth quarter of 2004, asset impairment charges of $2.3 million and $0.1 million were recorded to adjust the basis of the Denver facility to its estimated fair value. During the second quarter of 2005, the Company sold the Denver facility, which was closed during the second quarter of 2004 for $3.4 million.

During the fourth quarter of 2004, the Company sold its St. Louis facility and realized a pre-tax gain of $0.1 million. During the first quarter of 2004, the Company sold its Printed Products facility in San Diego, and realized a pre-tax gain of $3.7 million.

7.	Long-Term Debt

In July 2006, the Company entered into a new credit facility (the ‘‘Credit Facility’’) with a syndicate of banks increasing the amount available from $412.5 million under the previous credit facility to $450.0 million. The Credit Facility is comprised of an $87.5 million term loan and a $362.5 million revolving loan both of which mature in 2011. The term loan does not have any annual repayment requirements. The Credit Facility may be used for general corporate purposes, including acquisitions, and includes both direct borrowings and letters of credit. The Credit Facility is unsecured and the Company presently pays a commitment fee of 0.10% on the unused amount of the Credit Facility. Borrowings under the Credit Facility bear interest, at the Company’s option, based upon one of the following indices (plus a margin as defined): the Federal Funds Rate, the Wachovia Bank Base Rate or LIBOR (as defined therein). The Credit Facility has certain financial covenants including, among other items, leverage and fixed charge coverage. The Credit Facility also has restrictions that limit the Company’s ability to incur additional indebtedness, grant security interests or sell its assets beyond certain amounts.

Long-term debt consisted of the following as of December 31, 2006 and 2005 (in thousands):

	2006	2005
Credit Facility	$210,631	$254,594
Other	580	970
Total	211,211	255,564
Less current portion	157	5,448
Long-term debt	$211,054	$250,116

At December 31, 2006, there was $210.6 million in outstanding cash borrowings, $5.2 million in outstanding letters of credit and $234.2 million of remaining availability under the Credit Facility. The average interest rate in effect on outstanding cash borrowings at December 31, 2006 and 2005 was 5.86% and 5.30%, respectively. The Company is not permitted to incur funded indebtedness in excess of $245.0 million without the written consent of MFW pursuant to the merger agreement with MFW.

Other long-term debt relates to other miscellaneous obligations. At December 31, 2006, the Company believes it was in compliance with the covenants associated with all debt instruments. Annual maturities of long-term debt during the next five years are $0.2 million in each of 2007 and 2008, $0.1 million in 2009, $0.0 in 2010 and $210.6 million in 2011.

8.	Income Taxes

The income tax provision (benefit) for 2006, 2005 and 2004 consisted of the following (in thousands):

	2006	2005	2004
Current:
Federal	$39,560	$40,408	$5,187
State	7,838	7,762	1,820
Foreign	872	(54)	195
Total	48,270	48,116	7,202
Deferred:
Federal	(5,035)	(1,447)	23,407
State	(995)	(800)	2,178
Total	(6,030)	(2,247)	25,585
Total income taxes	$42,240	$45,869	$32,787

The Company utilized net operating losses, capital losses and tax credits of $0.7 million, $1.8 million and $29.1 million in the calculation of current tax expense for 2006, 2005 and 2004, respectively. The substantial net operating loss utilization in 2004 is primarily a result of an agreement reached with the Internal Revenue Service. The agreement allowed the cumulative net operating losses of a subsidiary not consolidated for tax purposes to be deducted in the consolidated Company federal tax returns. For 2006, 2005 and 2004, the income tax provision excluded $0.3 million, $0.1 million and $1.2 million, respectively, of tax benefits which were recorded as a reduction of goodwill and excluded $5.1 million, $6.3 million and $1.4 million, respectively, of tax benefits from share-based compensation that were included in shareholders’ equity.

The tax effects of significant items comprising the Company’s net deferred tax asset (liability) as of December 31, 2006 and 2005 were as follows (in thousands):

	2006	2005
Current deferred tax asset (liability):
Accrued vacation	$3,355	$2,959
Deferred revenues	2,395	362
Accrued liabilities	3,868	5,260
Allowance for doubtful accounts	1,000	1,071
Other	299	(1,395)
Total	10,917	8,257
Noncurrent deferred tax asset (liability):
Difference between book and tax basis of long-term assets	(27,413)	(30,889)
Deferred revenues	8,273	5,724
Deferred compensation	6,277	3,766
Postretirement benefits obligation	5,981	5,922
Capital loss carryforwards	1,563	1,544
Benefit of net operating loss carryforwards	5,912	6,885
Other	3,914	1,707
Total	4,507	(5,341)
Valuation allowance	(3,645)	(3,807)
Noncurrent deferred tax asset (liability)	862	(9,148)
Net deferred tax asset (liability)	$11,779	$(891)

At December 31, 2006 and 2005, the total of all deferred tax assets was $80.8 million and $68.9 million, respectively, and the total of all deferred tax liabilities was $67.7 million and $65.2 million, respectively.

At December 31, 2006, undistributed earnings of foreign subsidiaries totaled $3.6 million. No provision has been made for U.S. federal and state income taxes or foreign taxes that may result from future remittances of such undistributed earnings because it is expected that such earnings will be reinvested indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credits would be available to reduce a portion of the U.S. liability.

At December 31, 2006, the Company had net operating and capital loss carryforwards and other tax credits available for federal and state income tax purposes, which expire as indicated below (in thousands):

	Net Operating Loss Carryforwards		Capital Loss Carryforwards
Year of Expiration	Federal Gross	State After Tax	Gross	Other After Tax
2007 – 2009	$—	$100	$3,612	$33
2010 – 2019	—	558	57	—
2020 – 2025	7,256	1,071	—	1,039
No expiration	—	—	—	571
Total	$7,256	$1,729	$3,669	$1,643

A substantial amount of these federal tax carryforwards relate to acquisitions in 2002 and 2004. Therefore, utilization of these tax carryforwards is subject to an annual limitation under the Internal Revenue Code and Regulations.

The Company has established a valuation allowance for certain net operating loss and capital loss carryforwards. Management believes that, based on a number of factors, the available objective evidence creates uncertainty regarding the utilization of these carryforwards. At December 31, 2006, there was a $0.8 million valuation allowance for federal credits and state net operating losses, which would be recorded as a reduction to goodwill if utilized.

The following reconciles the income tax provision at the U.S. federal income tax statutory rate of 35% to that in the financial statements for 2006, 2005 and 2004 (in thousands):

	2006	2005	2004
Income from continuing operations at statutory rate	$40,116	$42,859	$30,717
State and local income taxes, net of federal income tax benefit	4,623	5,010	3,200
Change in valuation allowance	20	(29)	(45)
Benefits from tax credits	(2,472)	(1,728)	(1,228)
Other – net	(599)	89	88
Income tax provision for continuing operations	$41,688	$46,201	$32,732
Income tax provision for cumulative effect of change in accounting principle	221	—	—
Income tax provision (benefit) for discontinued operations	331	(332)	55
Total income tax provision	$42,240	$45,869	$32,787

The increase in the valuation allowance in 2006 was a result of additional capital losses generated. The reduction in the valuation allowance in 2005 and 2004 was a result of the utilization of capital loss carryforwards for which a valuation allowance had been recorded in 2001.

Based on an assessment of many factors including, but not limited to, past experience and interpretations of tax laws and regulations, the Company has established an accrual for tax liabilities including accrued interest for all open tax years primarily related to research and development tax credits. The Company is subject to periodic examinations of its income tax returns by various taxing jurisdictions. The Internal Revenue Service has completed a review of the Company’s income tax returns through the year 2000. The years 2001 and 2002 are currently under review by the Internal Revenue Service.

9.	Shareholders’ Equity

In 2005, the Company concluded its 2003 authorization to purchase up to 3,000,000 shares of outstanding common stock with the purchase of 1,178,722 shares at a cost of $45.1 million or an average cost of $38.22 per share. In December 2005, the Board authorized the purchase of up to an additional 3,000,000 shares. Shares purchased may be held in treasury, used for acquisitions, used to fund the Company’s stock benefit and compensation plans or for other corporate purposes.

In 2006, the Company purchased 1,950,500 shares of its common stock under the December 2005 authorization for a total cost of $75.4 million or an average cost of $38.67 per share. As of December 31, 2006, 1,049,500 additional shares can be purchased under the current authorization. The Company is not permitted to purchase additional shares under this authorization without the written consent of MFW pursuant to the Company’s merger agreement with MFW (see Note 17).

In 1999, the Company renewed its Shareholder Rights Agreement. The rights were distributed as a dividend at the rate of one right for each share of common stock of the Company held by shareholders of record. Each right entitles shareholders to buy, upon occurrence of certain events, $180.00 worth of common stock for $90.00, subject to adjustment based on the market value of such common stock at that time. The rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company’s common stock, or commences a tender or exchange offer that, upon consummation, would result in a person or group owning 30% or more of the Company’s common stock. Under certain circumstances the rights are redeemable at a price of $0.001 per right. The rights expire on July 5, 2009. In connection with the merger agreement with MFW, the Shareholder Rights Agreement has been amended with the purpose and intent of rendering it inapplicable to the merger (see Note 17).

The Company reclassified $4.1 million from Shareholders’ Equity to Temporary Equity in the balance sheets in 2006 pursuant to guidance in EITF Topic D-98, ‘‘Classification and Measurement of Redeemable Securities.’’ This amount represents the proportion of grant date intrinsic value for unvested restricted stock awards as of December 31, 2006 with redemption features not solely within the control of the Company resulting from the net cash settlement requirement for unvested restricted stock awards in the merger agreement with MFW. The unvested restricted stock awards will become fully vested upon consummation of the merger with MFW.

10.	Share-based Compensation Plans

Employee Stock Purchase Plan

Under the Company’s Employee Stock Purchase Plan (‘‘ESPP’’), the Company was authorized to issue up to 5,100,000 shares of common stock to its employees, most of whom are eligible to participate. Under the ESPP, eligible employees may exercise an option to purchase common stock through payroll deductions. The option price is 85% of the lower of the beginning- or end-of-quarter market price. During 2006, 2005 and 2004, employees exercised options to purchase 189,808, 154,100 and 140,574 shares, respectively. Options granted under the ESPP were at a prices ranging from $31.04 to $33.57 in 2006, $29.41 to $32.62 in 2005 and $23.38 to $26.90 in 2004. The Company values the options using a Black-Scholes model. In 2006 the weighted average fair value assigned to options granted was $7.81. The Company recognized ESPP related compensation expense of $1.5 million for the fiscal year ended December 31, 2006. At December 31, 2006, there were no shares of common stock reserved for issuance under the ESPP.

Stock Incentive Plans

Under the Company’s 1999 Stock Option Plan, the Company may grant stock options to key employees to purchase common stock at no less than the fair market value on the date of the grant or issue restricted stock to such employees. The Company is authorized to issue up to 2,000,000 shares under the plan. Stock options have a maximum life of ten years and generally vest ratably over a five-year period beginning on the first anniversary date of the grant. Upon adoption of the 1999 plan, the Company terminated a previous plan except for options outstanding thereunder.

In 2000, the Company adopted the 2000 Stock Option Plan which authorizes the issuance of up to 3,000,000 shares through stock options and grants of restricted stock. The 2000 Plan is substantially similar to the 1999 Plan, except that the Company’s executive officers are not eligible to receive grants thereunder.

In 2002, the Company adopted the 2002 Stock Option Plan which authorizes the issuance of up to 1,000,000 shares through stock options and grants of restricted stock. The 2002 plan is substantially similar to the 1999 plan.

In 2005, the Company adopted the 2005 New Employee Stock Option Plan which authorizes the issuance of up to 100,000 shares. The 2005 plan is similar to the 1999 Plan except that existing employees are not eligible to receive stock options and it is limited to grants of stock options only. Stock options may only be granted to newly-hired employees or persons rehired following a bona fide interruption of employment. Pursuant to an exception from the New York Stock Exchange rules for employment inducement awards, the 2005 Plan was adopted without shareholder approval.

In April 2006, the Company’s shareholders approved the 2006 Stock Incentive Plan which authorizes the issuance of up to 3,000,000 shares. Under the 2006 Plan, the Company may award stock options, restricted stock, stock appreciation rights (‘‘SARs’’) and performance share units to any employee of the Company. Under this plan, the Company has granted stock options and cash-settled SARs, both of which vest 25% per year on the grant date anniversary and expire after seven years, if unexercised. The cash-settled SARs are subject to a cap represented by a target price (‘‘Target Price’’) and require automatic settlement of vested portions of the awards in the event the closing stock price meets or exceeds the Target Price for 10 consecutive business days. The cash-settled SARs entitle employees to receive a payment from the Company for the excess of the fair market value of a share as of the date of settlement over the grant price per share, but subject to the Target Price limit.

As of December 31, 2006, there were 5,419,421 shares of common stock reserved for issuance under these stock option plans. The Company is not permitted to make new grants of equity based awards under its stock incentive plans pursuant to its merger agreement with MFW (see Note 17).

Restricted stock grants prior to April 2004 generally vest over a period of five years, subject to earlier vesting if the Company’s common stock outperforms the S&P 500 in two of three consecutive years. The certificates covering the restricted stock are not issued until the restrictions lapse, but the shares have all the rights of holders of common stock, including the right to receive cash dividends, but are not transferable. The restricted stock is generally forfeited if the employee terminates for any reason prior to the lapse in restrictions, other than death or disability. Commencing in April 2004, restricted stock grants do not contain the accelerated performance-related vesting described above and generally vest ratably over five years or, in the case of certain officers, vest on the third, fourth and fifth anniversary dates at the rate of one third on each such date.

On December 31, 2005, the conditions for early vesting were met on 145,195 shares after the common stock outperformed the S&P 500 in 2005 and 2004. On December 31, 2004, the conditions for early vesting were met on 136,500 shares after the common stock outperformed the S&P 500 in 2004 and 2002.

In February 2006, the Chief Executive Officer (‘‘CEO’’) was granted 15,700 restricted shares with performance-based vesting. The basis for vesting is the cumulative fully-diluted earnings per share of the Company for the years 2006 to 2008. The award is subject to threshold and maximum performance limitations. If the threshold is met, 3,530 shares would vest. If actual performance exceeds the threshold (but is less than maximum performance), the number of shares vesting will be determined on a directly proportional basis using straight-line interpolation. If the threshold is not achieved, the entire award will be forfeited and cancelled. However, the award will vest 100% upon (a) the occurrence of a change in control of the Company, (b) the Company’s termination of the CEO’s employment without cause, (c) termination of employment for good reason or (d) termination of employment by reason of death or disability on or before December 31, 2009. Dividends are accrued for these shares based on an estimate of the number of shares that will vest; however, no dividends will be paid on these shares until the number of shares that vest is determined. Compensation cost related to this award is based on an estimate of the number of shares expected to vest.

In August 2005, the CEO was granted 16,900 restricted shares with performance-based vesting with terms similar to the February 2006 performance-based award. The basis for vesting is the cumulative fully-diluted earnings per share of the Company for the years 2005 to 2007. The award is subject to threshold and maximum performance limitations. If the threshold is met, 3,800 shares would vest. Compensation cost related to this award is based on an estimate of the number of shares expected to vest.

In April 2005, the CEO was granted stock options to purchase 500,000 shares of stock at a price of $37.59. These stock options have a ten-year life and vest ratably over five years beginning on December 1, 2005.

As provided in the plans, all outstanding share-based awards provide for accelerated vesting if there is a change in control. The Company’s merger agreement with MFW (see Note 17) provides for the cash settlement of all outstanding share-based awards immediately prior to the effective time of the merger. The merger is subject to a number of conditions including the approval by the Company’s shareholders and certain regulatory approvals. The Company will reclassify the outstanding awards as liability awards and revalue the awards at the end of each reporting period when it becomes probable that the merger will occur pursuant to guidance in FASB Staff Position No. FAS 123(R)-4 (As Amended) – ‘‘Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event.’’

A summary of option transactions during the year ended December 31, 2006 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (000)
Outstanding – December 31, 2005	2,709,090	$25.14
Granted	762,550	41.12
Exercised	(547,030)	19.28
Forfeited	(180,960)	30.58
Outstanding – December 31, 2006	2,743,650	$30.39	5.8	$54,351
Exercisable – December 31, 2006	1,445,890	$25.47	4.9	$35,756

During 2006, 2005 and 2004 the total intrinsic value of options exercised was $13.1 million, $13.8 million and $8.5 million, respectively, and the total amount of cash received from the exercise of these options was $7.1 million, $12.2 million and $12.5 million, respectively.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes model incorporates assumptions as to dividend yield, volatility, an appropriate risk-free interest rate and the expected life of the option. Many of these assumptions require management’s judgment. The Company’s volatility is based upon historical volatility of the Company’s stock unless management has reason to believe that future volatility will differ from the past. The expected term for grants under SFAS 123(R) is derived using the simplified method which is the average of the weighted average vesting period and the contractual term. The risk-free rate is based on the yield on the zero coupon U.S. Treasury in effect at the time of grant based on the expected term of the option. The fair value of restricted stock awards is based on the market value at the date of grant.

The following presents the estimated weighted average fair value of options granted and the weighted average assumptions used to value stock options under the Black-Scholes option pricing model for each of the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Fair value per option	$11.42	$10.82	$9.60
Weighted average assumptions:
Dividend yield	1.5%	1.9%	1.4%
Expected volatility	27.2%	31.8%	36.1%
Risk-free interest rate	4.9%	4.0%	4.1%
Expected life (years)	4.8	5.0	5.0

A summary of cash-settled SAR transactions during the year ended December 31, 2006 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (000)
Outstanding – December 31, 2005	—	$—
Granted	375,850	41.34
Forfeited	(34,400)	41.45
Outstanding – December 31, 2006	341,450	$41.33	6.3	$2,997
Exercisable – December 31, 2006	—	$—	—	$—

The Company uses a lattice option-pricing model to estimate the value of cash-settled share appreciation rights (‘‘cash-settled SARs’’) due to certain features included in those awards that are not anticipated in a Black-Scholes option-pricing model. The lattice option-pricing model incorporates assumptions as to dividend yield, volatility, risk-free interest rate and a post-vesting termination rate. Many of these assumptions require management’s judgment. The dividend yield, volatility and risk-free interest rates are determined in the same manner as assumptions used in the Black-Scholes option-pricing model. The expected life is derived from the output of the binomial lattice model and represents the period of time that the cash-settled SARs are expected to be outstanding. The post-vesting termination rate is estimated based on the Company’s past experience with its stock option awards. Cash-settled SARs are liability-classified awards which are remeasured to fair value at each reporting date.

A summary of restricted stock transactions during the year ended December 31, 2006 follows:

	Shares	Weighted Average Grant Date Fair Value
Unvested shares – December 31, 2005	673,760	$35.41
Granted	34,375	37.94
Restricted stock vested	(112,372)	35.21
Forfeited	(104,659)	34.84
Unvested shares – December 31, 2006	491,104	$35.75

The total fair value of restricted stock grants that vested during the 2006, 2005 and 2004 was $4.6 million $7.9 million and $5.4 million, respectively.

During 2006, 2005 and 2004, the Company recognized excess tax benefits of $5.1 million, $6.3 million and $1.4 million related to settled equity awards.

Non-Employee Directors Deferred Compensation Plans

The Company has deferred compensation plans for its non-employee directors covering a maximum of 400,000 shares. On December 19, 2006, these plans for non-employee directors were amended to provide for cash settlement from the previous share settlement basis. Prior to this amendment, the fair value of share units (and basis for compensation expense) was based on the grant date fair value of the share unit. Pursuant to SFAS 123R, the amendment changed the classification of the share units outstanding under these plans from equity awards to liability awards and, accordingly, the awards were revalued at December 31, 2006 to the fair value at that date resulting in $4.8 million of additional compensation expense in 2006. At December 31, 2006, there were 216,428 vested share units outstanding under these plans. At December 31, 2006, a liability of $10.9 million related to these plans is included in current liabilities on the consolidated balance sheet.

Stock Compensation Costs

The following table presents the classification of share-based compensation included in the Company’s consolidated statements of income for 2006, 2005 and 2004 (in thousands):

	2006	2005	2004
Cost of sales	$1,520	$548	$311
Selling, general and administrative	16,214	6,626	5,321
Share-based compensation	17,734	7,174	5,632
Less income tax benefits	6,961	2,797	2,196
Share-based compensation, net of income tax benefits	$10,773	$4,377	$3,436

At December 31, 2006, unrecognized share-based compensation costs related to nonvested awards was $28.5 million, which is expected to be recognized over a weighted average period of 2.9 years.

11.	Employee Retirement and Savings Plans

The Company’s Master 401(k) Plan and Trust (‘‘401(k) plan’’) is a defined contribution 401(k) plan with an employer match covering any employee of the Company or a participating affiliate. Participants may contribute on a pre-tax and after-tax basis, subject to maximum IRS limits. The Company matches 100% of employee contributions up to 3% of eligible compensation and 50% of employee contributions up to the next 2%. The Company recognized matching contributions to the 401(k) plan of $10.4 million in 2006, $8.5 million in 2005 and $5.0 million in 2004. Additional contributions may be made from accumulated and/or current net profits. In 2006, 2005 and 2004, additional discretionary contributions to the 401(k) plan of $2.8 million, $3.7 million and $1.7 million, respectively, were recognized by the Company.

The Company has a nonqualified deferred compensation plan similar to the 401(k) plan. This plan provides an opportunity for eligible employees to contribute additional amounts for retirement savings once they have reached the maximum contribution amount in the 401(k) plan. The Company’s contributions to this plan were not significant. As of December 31, 2006 the Company has recognized a noncurrent liability of $9.6 million related to this plan which represents the market value of investments held for the plan. Such investments are held by a rabbi trust and are classified as trading securities in the Investments caption on the Consolidated Balance Sheets (see Note 1).

The Company has unfunded deferred compensation agreements with certain current and former officers. The present value of cash benefits payable under the agreements is being accrued over the periods of active employment and totaled $5.8 million at December 31, 2006 and $5.4 million at December 31, 2005. In 2006, 2005 and 2004 the Company recognized expense of $1.0 million, $0.8 million and $1.5 million, respectively, related to these agreements. Expense for 2004 included $1.2 million due to a change in life expectancy assumptions.

12.	Postretirement Benefits

The Company sponsors two unfunded defined postretirement benefit plans that cover certain salaried and nonsalaried employees. One plan provides health care benefits and the other provides life insurance benefits. The medical plan is contributory and contributions are adjusted annually based on actual claims experience. For retirees who retired prior to December 31, 2002 with twenty or more years of service at December 31, 2000, the Company contributes approximately 50% of the cost of providing the medical plan. For all other retirees, the Company’s intent is that the retirees provide the majority of the actual cost of providing the medical plan. The life insurance plan is noncontributory for those employees that retired by December 31, 2002.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 introduced a prescription drug benefit under Medicare and, in certain circumstances, a federal subsidy to sponsors of retiree health care benefit plans. The Company’s postretirement health care plan offers prescription drug benefits. In the second quarter of 2005, the Company completed its valuation of its postretirement benefit plans as of January 1, 2005 including the impact of the subsidy for maintaining retiree healthcare benefits. Due to the impact of the subsidy, the accumulated postretirement benefit obligation (‘‘APBO’’) decreased by $2.1 million and the annual net periodic postretirement benefit costs decreased by $0.2 million. Net amortization and interest on the APBO each decreased by $0.1 million resulting in the $0.2 million decrease in annual net periodic postretirement benefit costs.

As of December 31, 2006 and 2005, the accumulated postretirement benefit obligation (‘‘APBO’’) under such plans was $19.5 million and $23.2 million, respectively. Measurement dates of December 31, 2006 and December 31, 2005 were used for these plans.

The following table reconciles the plans’ beginning and ending balances of the APBO and reconciles the plans’ status to the accrued postretirement health care and life insurance liability reflected on the balance sheet as of December 31, 2006 and 2005 (in thousands):

	2006	2005
APBO as of January 1:
Retirees	$23,231	$21,190
Fully eligible participants	—	—
	23,231	21,190
Net change in APBO:
Interest costs	1,077	1,246
Benefits paid	(2,240)	(2,425)
Retiree contributions	1,176	1,011
Actuarial loss (gain)	(3,734)	1,186
Acquisition of Liberty	—	1,023
Total net change in APBO	(3,721)	2,041
APBO as of December 31:
Retirees	19,510	23,231
Unrecognized net actuarial loss	—	(8,248)
Accrued postretirement cost	$19,510	$14,983
Included in accrued wages and benefits	1,229	—
Included in other liabilities	18,281	14,983
Accrued postretirement cost	$19,510	$14,983

Net periodic postretirement costs (‘‘NPPC’’) are summarized as follows (in thousands):

	2006	2005	2004
Interest on APBO	$1,077	$1,246	$1,208
Net amortization	138	259	221
Total	$1,215	$1,505	$1,429

The weighted average assumptions used to determine benefit obligations as of December 31 were as follows:

	2006	2005
Discount rate	5.75%	5.50%

The weighted average assumptions used to determine NPPC for years ended December 31 were as follows:

	2006	2005	2004
Discount rate	5.75%	5.75%	6.0%

The annual health care cost trend rate used for 2007 to determine benefit obligations at December 31, 2006 was assumed to be 7.50%. The estimated annual health care cost trend rates grade down proportionally to 4.0% at 2013, the year that the ultimate trend rate is reached. Participant contributions are assumed to increase with health care cost trend rates.

The health care cost trend rate assumptions, which are net of participant contributions and subsidies, could have a significant effect on amounts reported. A change in the assumed trend rate of 1 percentage point would have the following effects (in thousands):

	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total interest cost	$87	$(74)
Effect on postretirement benefit obligation	1,508	(1,284)

The Company expects to contribute $1.2 million to the plans in 2007. The following reflects the estimated future benefit payments net of estimated participant contributions and federal subsidy receipts that are expected to be paid:

Year(s)	Benefit Payments, Net
2007	1,229
2008	1,243
2009	1,236
2010	1,215
2011	1,219
2012 – 2016	6,067

Related to the adoption of SFAS 158, in December 2006 the Company recorded an adjustment of $1.4 million to the ending balance of accumulated other comprehensive income consisting of a $4.4 million net actuarial loss and an income tax benefit of $3.0 million. Of the $4.4 million net actuarial loss, the Company expects net amortization expense of $0.1 million will be included in 2007 NPPC.

The following presents the incremental effect of applying FAS 158 on individual line items on the consolidated balance sheet as of December 31, 2006:

	Before Application of Statement 158	Adjustments	After Application of Statement 158
Assets:
Deferred income tax, net included in other assets	$—	$862	$862
Liabilities:
Postretirement benefit liabilities included in accrued wages and benefits	—	1,229	1,229
Deferred income taxes	2,155	(2,155)	—
Postretirement benefit liabilities included in other noncurrent liabilities	15,134	3,147	18,281
Shareholders’ equity:
Accumulated other comprehensive income	626	(1,359)	(733)

13.	Financial Instruments

The Company’s financial instruments include cash and cash equivalents, investments, receivables, accounts payable, borrowings and interest rate risk management contracts.

At December 31, 2006 and 2005, the fair values of cash and cash equivalents, receivables, accounts payable and short-term debt approximated carrying values because of the short-term nature of these instruments. The carrying values of investments and long-term debt approximate their fair value.

During 2002 and 2001, the Company entered into interest rate swap agreements to manage its exposure to interest rate movements by effectively exchanging floating rate payments for fixed rate payments without the exchange of the underlying principal. The interest rate swaps were directly matched against U.S. dollar LIBOR contracts outstanding under the Company’s Credit Facility and were reset quarterly. The differential between fixed and variable rates to be paid or received was accrued as interest rates changed in accordance with the agreements and was recognized over the life of the agreements as an adjustment to interest expense. The interest rate swaps matured in 2004. The amended Credit Facility matures in 2011. The Company will continue to evaluate the need to manage its exposure to interest rate movements and may enter into additional interest rate swap agreements from time to time. At December 31, 2006 and 2005, the Company did not have any interest rate swap agreements in effect.

14.	Commitments and Contingencies

In the ordinary course of business, the Company is subject to various legal proceedings and claims. The Company believes that the ultimate outcome of these matters will not have a material effect on its financial statements.

Total rental expense was $19.2 million in 2006, $19.2 million in 2005 and $16.9 million in 2004. Minimum annual rental payments under noncancelable leases at December 31, 2006 are as follows (in thousands):

Year	Operating Leases
2007	$16,075
2008	15,289
2009	13,483
2010	11,379
2011	9,995
Thereafter	14,997
Total	$81,218

Minimum annual rental payments in the above table have not been reduced by minimum sublease rentals of $2.3 million.

The Company has contracts with certain customers that contain provisions that call for future payments to the customer. These payments are amortized as a reduction of sales over the life of the related contract and are generally refundable from the customer on a pro-rata basis if the contract is terminated. As of December 31, 2006, the Company’s future cash obligations for these contracts are as follows (in thousands):

Year	Future Payments
2007	$21,700
2008	15,375
2009	14,789
2010	127
Total	$51,991

The Company accrues for environmental remediation costs at locations where an evaluation has indicated that cleanup costs are probable and reasonably estimable. Such accruals are undiscounted and are based on currently available information. At December 31, 2006 and 2005, the Company had $0.4 million and $0.5 million, respectively, included in other current liabilities for estimated environmental remediation costs. For 2006, 2005 and 2004, environmental remediation costs included in results of operations were not significant. The Company currently shares remediation costs at a facility it formerly leased in Tennessee and based on currently available information, does not believe additional accruals, if any, will be significant.

15.	Business Segments

The Company operates its business in three segments, organized on the basis of products, services and markets served. Within each business segment are division presidents who report to the Company’s Chief Executive Officer, the chief operating decision maker.

The Printed Products segment (‘‘Printed Products’’) includes checks, direct marketing activities, fraud payment prevention solutions and analytical services marketed primarily to financial institutions. The Software and Services segment (‘‘Software & Services’’) is focused on the financial institution market and includes core processing applications and services for credit unions, thrifts and community banks, education and e-commerce solutions primarily to credit unions, lending and mortgage origination applications, mortgage servicing applications, branch automation applications, customer relationship management applications and field maintenance services. The Scantron segment (‘‘Scantron’’) represents products and services sold by the Company’s Scantron subsidiary including scanning equipment and software, scannable forms, survey solutions and testing and assessment tools. Scantron sells these products and services to the education, commercial and financial institution markets.

During the fourth quarter of 2006, the Company transferred its field maintenance services from the Scantron business segment to the Software and Services business segment. This transfer was implemented to align the relationship between core processing offerings and the services and maintenance requirements of the financial institution market. Also in the fourth quarter of 2006, the Company classified a printing operation in Mexico as discontinued operations and, accordingly, removed such operations from the Printed Products segment. During the third quarter of 2006, the Company reassigned certain business operations including card products, educational services and fraud payment prevention solutions from the Software & Services business segment to the Printed Products business segment. During the second quarter of 2006, the Company transferred certain business operations related to on-site check printing systems from the Software & Services business segment to the Printed Products business segment. Accordingly, prior period results have been revised to conform to the 2006 business segment changes.

The Company’s operations are primarily in the United States and Puerto Rico. There were no significant intersegment sales. The Company does not have sales to any individual customer greater than 10% of total Company sales. Equity investments, as well as foreign assets and revenues, are not significant to the consolidated results of the Company. The Company’s accounting policies for segments are the same as those described in Note 1.

Management evaluates segment performance based on segment income or loss before income taxes. Segment income or loss excludes interest income, interest expense and certain other non-operating gains and losses, all of which are considered Corporate items. Corporate assets consist primarily of cash and cash equivalents, deferred income taxes, investments and other assets not employed in production.

Summarized financial information for 2006, 2005 and 2004 is as follows (in thousands):

	2006		2005	2004
Product Sales
Printed Products	$640,623		$608,316	$478,764
Software & Services	83,194		95,155	90,963
Scantron	67,853		65,314	63,448
Corporate and Eliminations	(686)		(364)	(525)
Consolidated	$790,984		$768,421	$632,650
Service Sales
Printed Products	$7,774		$7,249	$1,593
Software & Services	241,389		191,791	144,336
Scantron	10,032		9,169	11,739
Consolidated	$259,195		$208,209	$157,668
Segment Income
Printed Products	$112,393		$98,546	$63,657 (a)
Software & Services	43,792		42,241	32,583
Scantron	21,905		20,264	22,728
Corporate and Eliminations	(63,473	)(b)	(38,598)	(31,206)
Consolidated	$114,617		$122,453	$87,762
Identifiable Assets:
Printed Products	$314,677		$340,843	$213,687
Software & Services	374,575		375,074	262,045
Scantron	52,433		53,125	51,452
Corporate and Eliminations	49,831		47,966	39,955
Discontinued Operations	1,551		2,841	6,638
Consolidated	$793,067		$819,849	$573,777
Depreciation and Amortization
Printed Products	$65,676		$66,797	$54,661
Software & Services	17,916		16,404	12,428
Scantron	3,271		2,926	3,539
Corporate and Eliminations	834		542	728
Discontinued Operations	377		527	423
Consolidated	$88,074		$87,196	$71,779
Capital Expenditures:
Printed Products	$14,279		$13,229	$23,258
Software & Services	6,109		7,269	2,735
Scantron	2,592		2,494	2,540
Corporate and Eliminations	415		540	34
Discontinued Operations	56		385	376
Consolidated	$23,451		$23,917	$28,943

(a)	Includes impairment charges of $10.3 million (see Note 4); reorganization costs of $5.8 million, which includes $2.4 million of impairment charges (see Note 5); and a $2.9 million favorable adjustment in the fourth quarter of 2004 as a result of a policy change for employees’ paid time off.
(b)	Includes $11.9 million of expenses related to the pending merger with MFW (see Note 17).

16.	Discontinued Operations

During 2006, the Company’s printing operation in Mexico continued a recent pattern of underperformance primarily due to the loss of a large customer in 2005. In the fourth quarter of 2006, the Company made a decision to dispose of this operation and received an offer from a third party regarding the purchase of the operation. The fair value of the offer was less than the carrying value of the operation’s assets. Accordingly, the Company recognized an impairment loss of $3.5 million and classified the operation as held for sale. The operation has been classified as a discontinued operation in the consolidated results of operations. The impairment loss was included in the discontinued operation’s results. On February 2, 2007, the Company entered into an agreement with a potential purchaser under which it expects to sell this operation in 2007.

The carrying amounts of the operation’s assets and liabilities included in the consolidated balance sheets are not significant. In 2006, 2005, and 2004, operating results of the discontinued operation included sales of $4.3 million, $6.3 million and $8.2 million, respectively. The operating results of the discontinued operation consisted of a loss of $5.2 million in 2006 including the $3.5 million impairment charge, a loss of $1.1 million in 2005 and income of $0.1 million in 2004.

17.	Merger with MFW

On December 19, 2006, the Company and MFW entered into a definitive merger agreement pursuant to which MFW will acquire the Company for $52.75 per share in cash, representing an approximate transaction value of $1.7 billion (which includes the assumption of debt). Upon completion of the transaction, the Company will become a wholly-owned subsidiary of MFW. The merger is expected to close in the second half of 2007, subject to the satisfaction of customary closing conditions including the approvals of shareholders and regulatory authorities. The transaction is expected to be taxable to shareholders. The merger agreement contains non-solicitation provisions that prohibit the Company from soliciting and limits the Company’s ability to engage in discussions or negotiations regarding a competing proposal to the merger. Under certain circumstances as stated in the merger agreement, a $52.5 million termination fee may be payable by the Company to MFW. There are also circumstances as stated in the merger agreement under which a $52.5 million termination fee and a reimbursement of employee retention bonuses up to $12.0 million may be payable by MFW to the Company. Pursuant to the MFW merger agreement, the Company is not permitted to pay a dividend other than its normal quarterly dividend not exceeding $0.175 per share. MFW is the parent company of Clarke American, a competitor of the Company. Clarke American provides direct marketing services, customer contact solutions and checks and check related solutions to financial institutions.

On January 26, 2007, an alleged shareholder of the Company filed a purported class action complaint in the Superior Court of Fulton County, Georgia against the Company, certain members of its board of directors, MFW, H Acquisition Corp., and Ronald Perelman. The complaint alleges that the Company’s board of directors breached its fiduciary duties to the Company’s shareholders in approving and adopting the merger agreement by, among other things, agreeing to merger consideration that is allegedly unfair to the Company’s shareholders and agreeing to allegedly unreasonable deal protection measures in the merger agreement. The complaint further alleges that the Company’s board of directors breached its fiduciary duties by failing to disclose certain information in the preliminary proxy statement filed with the Securities and Exchange Commission (‘‘SEC’’). The lawsuit seeks, among other things, to enjoin the completion of the merger and to recover costs and disbursements incurred by the plaintiff, including reasonable attorneys’ fees and experts’ fees. The Company believes that the lawsuit is without merit.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
John H. Harland Company:

We have audited the accompanying consolidated balance sheets of John H. Harland Company and subsidiaries (the ‘‘Company’’) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index to Consolidated Financial Statements and Financial Statement Schedules as Schedule II Valuations and Qualifying Accounts. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of John H. Harland Company and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share Based Payment, on January 1, 2006 and Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans-An amendment of FASB Statements No. 87, 88, 106, and 132R, on December 31, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2007, expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
John H. Harland Company:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that John H. Harland Company and subsidiaries (the ‘‘Company’’) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Financialware, Inc., which was acquired in January 2006 and whose financial statements constitute 2.2 percent and 1.1 percent of net and total assets, respectively, 0.4 percent of revenues, and −0.3 percent of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006. Accordingly, our audit did not include the internal control over financial reporting at Financialware, Inc. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2006 of the Company and our report dated February 27, 2007, which included an explanatory paragraph regarding the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share Based Payment, on January 1, 2006 and Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans-An amendment of FASB Statements No. 87, 88, 106, and 132R, on December 31, 2006, and which expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 27, 2007

John H. Harland Company and Subsidiaries
Supplemental Financial Information (Unaudited)
(In thousands except per share amounts)

SELECTED QUARTERLY FINANCIAL DATA, DIVIDENDS PAID AND STOCK PRICE RANGE

	Quarter ended
	March 31	June 30	September 29	December 31
2006(a)(b)(c)(d):
Net Sales	$272,429	$258,507	$255,419	$263,824
Gross profit	134,242	129,756	127,895	137,498
Income from continuing operations and before cumulative effect of a change in accounting principle	21,279	16,980	17,086	17,584
Net income	21,345	16,509	16,626	13,618
Income per common share from continuing operations and before cumulative effect of change in accounting principle:
Basic	0.80	0.65	0.67	0.69
Diluted	0.78	0.63	0.65	0.67
Net income per common share:
Basic	0.80	0.63	0.65	0.54
Diluted	0.78	0.61	0.63	0.52
Dividends paid	0.15	0.15	0.175	0.175
Stock market price:
High	39.65	44.21	37.47	51.10
Low	38.75	43.30	36.43	50.20

	Quarter ended
	April 1	July 1	September 30	December 31
2005(c)(d)(e):
Net Sales	$214,448	$237,872	$258,988	$265,322
Gross profit	104,330	119,129	127,823	134,084
Income from continuing operations	17,347	18,872	18,707	21,326
Net income	17,284	18,780	18,551	20,863
Income per common share from continuing operations:
Basic	0.64	0.69	0.68	0.79
Diluted	0.62	0.67	0.66	0.76
Net income per common share:
Basic	0.64	0.69	0.67	0.77
Diluted	0.62	0.67	0.65	0.75
Dividends paid	0.125	0.125	0.15	0.15
Stock market price:
High	37.81	39.39	44.52	45.12
Low	34.01	34.26	37.87	36.56

(a)	In the fourth quarter of 2006, the Company recorded a $3.5 million impairment charge related a decision to dispose of its printing operation in Mexico. Accordingly, such operations were reclassified as discontinued in the consolidated results of operations. (see Note 16 to the Consolidated Financial Statements). Prior periods have been revised to conform to the 2006 classifications.

(b)	The fourth quarter of 2006 includes $12.6 million of expenses before income taxes related to the pending merger with MFW (see Note 17 to the Consolidated Financial Statements).
(c)	In 2006, the Company adopted SFAS 123R under the modified prospective basis (see Notes 2 and 10 to the Consolidated Financial Statements). Share-based expenses before income taxes totaled $17.7 million in 2006 compared to $7.2 million in 2005.
(d)	In 2006 and 2005, the Company acquired certain businesses (see Note 2 to the Consolidated Financial Statements).
(e)	See Note 1 to the Consolidated Financial Statements regarding reclassifications.

SELECTED FINANCIAL DATA

	Year ended December 31
	2006	2005	2004	2003	2002
Net Sales	$1,050,179	$976,630	$790,316	$779,075	$759,857
Income from continuing operations and before cumulative effect of change in accounting principle	72,929	76,252	55,030	55,813	52,166
Net income	68,098	75,478	55,115	55,966	52,432
Total assets	793,067	819,849	573,777	566,977	550,687
Long-term obligations	211,211	255,564	101,300	127,059	144,106
Income per common share from continuing operations and before cumulative effect of change in accounting principle:
Basic	2.81	2.80	2.02	2.01	1.79
Diluted	2.73	2.71	1.96	1.96	1.72
Net income per common share:
Basic	2.62	2.77	2.02	2.02	1.80
Diluted	2.55	2.69	1.96	1.97	1.73
Cash dividends per common share	0.65	0.55	0.45	0.35	0.30
Average number of shares outstanding:
Basic	25,955	27,224	27,269	27,740	29,121
Diluted	26,703	28,090	28,084	28,411	30,244

See Note 2 to the Consolidated Financial Statements regarding acquisitions in 2006, 2005 and 2004, Note 5 to the Consolidated Financial Statements regarding reorganization charges in 2004, Notes 1 and 10 to the Consolidated Financial Statements regarding the implementation of SFAS 123(R), Note 16 to the Consolidated Financial Statements regarding the Company’s decision to dispose of its printing operation in Mexico and Note 17 to the Consolidated Financial Statement regarding the pending merger with MFW.

Earnings per share are calculated based on the weighted average number of shares outstanding during the applicable period.

The Company’s common stock (symbol: JH) is listed on the New York Stock Exchange. At December 31, 2006 there were 4,887 shareholders of record.

John H. Harland Company and Subsidiaries
Schedule II - Valuation and Qualifying Accounts
For the years ended December 31, 2006, 2005 and 2004
(In thousand of dollars)

	Additions
Description	Balance At Beginning Of Period	Charged To Results of Operation	Charged To Other Accounts(1)	Deductions(2)	Balance At End of Period
Year Ended December 31, 2006
Allowance for doubtful accounts and sales returns and allowance reserves	$2,695	$343	$145	$1,225	$1,958
Year Ended December 31, 2005
Allowance for doubtful accounts and sales returns and allowance reserves	$2,196	$988	$(90)	$399	$2,695
Year Ended December 31, 2004
Allowance for doubtful accounts and sales returns and allowance reserves	$1,902	$321	$160	$187	$2,196

Notes:
(1)	Represents recovery of previously written-off and credit balance accounts receivable and balance established at acquisition related to accounts receivable of acquired operations.
(2)	Represents write-offs of uncollectible accounts receivable.

JOHN H. HARLAND COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

ASSETS

(In thousands)	March 30, 2007	December 31, 2006
Current Assets:
Cash and cash equivalents	$8,424	$10,458
Accounts receivable – net	85,753	83,215
Inventories	18,689	19,565
Deferred income taxes	10,114	10,917
Income taxes receivable	7,477	7,508
Prepaid expenses	22,702	23,146
Other	5,721	6,000
Total current assets	158,880	160,809

Other Assets:
Investments	11,554	12,020
Goodwill – net	367,528	367,525
Intangible assets – net	99,383	103,273
Developed technology and content	18,691	20,232
Upfront contract payments – net	47,004	36,991
Other	8,062	4,986
Total other assets	552,222	545,027

Property, plant and equipment	362,304	361,443
Less accumulated depreciation and amortization	276,788	274,212
Property, plant and equipment – net	85,516	87,231
Total	$796,618	$793,067

See Notes to Condensed Consolidated Financial Statements.

JOHN H. HARLAND COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

(In thousands, except share and per share amounts)	March 30, 2007	December 31, 2006
Current Liabilities:
Accounts payable	$41,039	$42,727
Deferred revenues	86,868	79,797
Current maturities of long-term debt	219	157
Accrued liabilities:
Salaries, wages and employee benefits	31,458	46,220
Taxes	19,707	16,821
Customer incentives	12,313	13,196
Non-employee director compensation	3,213	10,865
Other	13,136	17,378
Total current liabilities	207,953	227,161

Long-Term Liabilities:
Long-term debt	219,445	211,054
Other	43,855	42,277
Total long-term liabilities	263,300	253,331
Total liabilities	471,253	480,492

Temporary Equity	5,065	4,114

Shareholders’ Equity:
Preferred stock, authorized 500,000 shares of $1.00 par value, none issued	—	—
Common stock, authorized 144,000,000 shares of $1.00 par value, 37,907,497 shares issued	37,907	37,907
Additional paid-in capital	11,825	10,216
Retained earnings	602,233	591,754
Accumulated other comprehensive loss	(1,213)	(733)
	650,752	639,144

Less 12,121,787 and 12,135,733 shares in treasury – at cost, respectively	330,452	330,683
Total shareholders’ equity	320,300	308,461
Total	$796,618	$793,067

See Notes to Condensed Consolidated Financial Statements.

JOHN H. HARLAND COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Month Periods Ended
(In thousands, except per share amounts)	March 30, 2007	March 31, 2006
Sales:
Product sales	$197,074	$208,155
Service sales	64,001	64,274
Total sales	261,075	272,429
Cost of sales:
Cost of products sold	102,625	108,027
Cost of services sold	26,339	30,160
Total cost of sales	128,964	138,187
Gross Profit	132,111	134,242

Selling, general and administrative expenses	100,432	92,021
Amortization of intangibles	3,890	4,065
Income From Operations	27,789	38,156
Other Income (Expense):
Interest expense	(3,347)	(3,723)
Other – net	335	199
Total	(3,012)	(3,524)
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	24,777	34,632
Income taxes	9,384	13,353
Income from continuing operations before cumulative effect of change in accounting principle	15,393	21,279
Cumulative effect of change in accounting principle, net of taxes	—	345
(Loss) from discontinued operations, net of income taxes	(398)	(279)
Net Income	$14,995	$21,345
Weighted Average Shares Outstanding:
Basic	25,291	26,631
Diluted	26,122	27,366
Earnings Per Common Share:
Income from continuing operations before cumulative effect of change in accounting principle:
Basic	$0.61	$0.80
Diluted	$0.59	$0.78
Net Income:
Basic	$0.59	$0.80
Diluted	$0.57	$0.78
Cash Dividends Per Common Share	$0.175	$0.15

See Notes to Condensed Consolidated Financial Statements.

JOHN H. HARLAND COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Month Periods Ended
(In thousands)	March 30, 2007	March 31, 2006
OPERATING ACTIVITIES:
Net income	$14,995	$21,345
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	7,370	9,088
Amortization of upfront contract payments	7,612	7,987
Other amortization	5,604	5,831
Cumulative effect of change in accounting principle, net of taxes	—	(345)
Loss (gain) on disposal of assets – net	37	(20)
Stock-based compensation	2,549	2,716
Deferred income taxes	(1,715)	(2,290)
Other	(97)	333
Change in assets and liabilities, net of effects of businesses acquired:
Accounts receivable	(2,769)	(2,574)
Income taxes receivable	(31)	—
Inventories and other current assets	1,661	6,618
Deferred revenues	7,082	7,321
Accounts payable and accrued liabilities	(24,764)	(23,729)
Upfront contract payments	(17,626)	(17,489)
Net cash (used in) provided by operating activities	(92)	14,792
INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(6,383)	(5,956)
Proceeds from sale of property, plant and equipment	26	44
Payments for acquisition of businesses – net of cash acquired	—	(7,046)
Other	(106)	(53)
Net cash (used in) investing activities	(6,463)	(13,011)
FINANCING ACTIVITIES:
Credit facility borrowings	112,492	110,378
Credit facility payments	(103,976)	(96,881)
Repurchases of stock	—	(16,851)
Issuance of treasury stock	373	4,011
Dividends paid	(4,504)	(4,056)
Tax benefits from stock-based compensation	200	729
Other – net	(64)	(386)
Net cash provided by (used in) financing activities	4,521	(3,056)
Decrease in cash and cash equivalents	(2,034)	(1,275)
Cash and cash equivalents at beginning of period	10,458	10,298
Cash and cash equivalents at end of period	$8,424	$9,023

See Notes to Condensed Consolidated Financial Statements.

JOHN H. HARLAND COMPANY AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 30, 2007
(Unaudited)

1.	Basis of Presentation

The condensed consolidated financial statements contained in this report are unaudited but reflect all adjustments which are, in the opinion of management, necessary for a normal presentation of the results of operations, financial position and cash flows of the John H. Harland Company and subsidiaries (the ‘‘Company’’) for the interim periods reflected. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to applicable rules and regulations of the Securities and Exchange Commission. The results of operations for the interim periods reported herein are not necessarily indicative of results to be expected for the full year.

The condensed consolidated financial statements included herein should be read in conjunction with the consolidated financial statements and notes thereto, and the Independent Registered Public Accounting Firm’s Report included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (‘‘2006 Form 10-K’’).

Certain amounts in previously issued financial statements have been reclassified to conform to the 2007 presentation.

2.	Accounting Policies

Reference is made to the accounting policies of the Company described in the notes to consolidated financial statements included in the 2006 Form 10-K.

New Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (‘‘FASB’’) issued Statement No. 159, ‘‘The Fair Value Option of Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115’’ (‘‘SFAS 159’’). SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in SFAS 159 are elective; however, the amendment to FASB Statement No. 115, ‘‘Accounting for Certain Investments in Debt and Equity Securities’’ (‘‘SFAS 115’’), applies to all entities with available-for-sale and trading securities. The fair value option permits all entities to choose to measure eligible items at fair value at specified election dates. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 159 on its financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48 (‘‘FIN 48’’) ‘‘Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109’’ effective for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement 109, ‘‘Accounting for Income Taxes’’. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have an effect on the Company’s results from operations or financial position.

In June 2006, the FASB reached a consensus on EITF Issue No. 06-3, ‘‘How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).’’ EITF 06-3 indicates that the income statement presentation on either a gross basis or a net basis of the taxes within the scope of the issue is an accounting policy decision that should be disclosed. EITF 06-3 is effective for interim and annual periods beginning after December 15, 2006. The Company presents the taxes within the scope of EITF 06-3 on a net basis.

Research and Development

For the three month period ended March 30, 2007, the Company incurred research and development costs of $5.9 million, compared to $6.2 million for the three month period ending March 31, 2006, a decrease of $0.3 million, or 4.8%. Research and development costs are primarily costs incurred related to the development of software and are recorded in selling, general and administrative expenses.

3.	Acquisitions

All acquisitions in 2006 were paid for with cash provided from operating activities and proceeds from the Company’s credit facility. The results of operations of each acquired business have been included in the Company’s operations beginning as of the date of the particular acquisition.

2006 Acquisitions

On April 28, 2006, Harland Financial Solutions, Inc. (‘‘HFS’’), a wholly owned subsidiary of the Company, acquired the remaining 20% of equity interests in Cavion LLC (‘‘Cavion’’) from outside investors for approximately $4.2 million in cash, including $1.0 million for the net minority interest of Cavion’s operations, and acquisition costs. The transaction increased HFS’s equity ownership in Cavion to 100%. The previous 80% ownership in Cavion had been obtained as a result of the acquisition of substantially all of the assets of Liberty Enterprises, Inc. (‘‘Liberty’’) in June 2005. The Cavion operation includes web design, web hosting and Internet banking services and provides financial institutions with a private secure network to conduct business with vendors and customers. The results of Cavion’s operations have been included in the Company’s operations, based on the percentage of the Company’s ownership interest in Cavion, since the Liberty acquisition. The net minority interest portion of Cavion’s operations was included in the other-net caption on the condensed consolidated statements of income. Prior to the acquisition of the remaining 20% equity interest in Cavion, the Company had approximately $1.0 million of Cavion-related minority interests included in the other long-term liabilities caption of the condensed consolidated balance sheet.

On January 31, 2006, HFS acquired Financialware, Inc. (‘‘Financialware’’) for approximately $7.1 million in a cash for equity transaction. Financialware was a provider of enterprise content management solutions, serving domestic and international financial institution clients. The acquisition expanded and strengthened the Company’s position in electronic check processing, statement rendering, document archival and retrieval, report management and image exchange software. The enterprise content management system technology, through automation, allows a consolidated view of customer accounts, transactions and documents via an accessible browser by both the financial institution’s employees and their customers. Financialware’s results of operations were included in the Company’s operations as of January 31, 2006.

The estimated fair value of assets and liabilities at the acquisition date for both acquisitions totaled $10.3 million and consisted of goodwill of $7.6 million of which $4.9 million is expected to be deductible for tax purposes, other intangible assets of $4.0 million (estimated weighted average useful life of nine years), which included $1.2 million in developed technology (estimated weighted average useful life of six years), and $2.8 million in customer lists (estimated weighted average useful life of 11 years), other assets of $0.7 million and assumed liabilities of $2.1 million.

The pro forma effects of these acquisitions were not material to the Company’s results of operations.

4.	Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized but are tested at least annually for impairment. Separable intangible assets with definitive lives are amortized over their useful lives.

The changes in the carrying amounts of goodwill by business segment for the three month period ended March 30, 2007 are as follows (in thousands):

	Printed Products	Software & Services	Scantron	Consolidated
Balances as of December 31, 2006	$83,399	$253,837	$30,289	$367,525
Purchase price allocation adjustments	—	3	—	3
Balances as of March 30, 2007	$83,399	$253,840	$30,289	$367,528

Intangible assets with definitive lives were comprised of the following (in thousands):

	March 30, 2007			December 31, 2006
	Gross Carrying Amount	Accum. Amort.	Net Carrying Amount	Gross Carrying Amount	Accum. Amort.	Net Carrying Amount
Developed technology	$47,316	$(29,610)	$17,706	$47,210	$(28,025)	$19,185
Customer lists	136,105	(43,706)	92,399	136,105	(40,276)	95,829
Trademarks	11,347	(4,363)	6,984	11,347	(3,903)	7,444
Content	1,900	(915)	985	1,900	(853)	1,047
Total	$196,668	$(78,594)	$118,074	$196,562	$(73,057)	$123,505

Amortization of developed technology and content is included in the cost of sales caption on the statements of income. Aggregate amortization expense for intangible assets totaled $5.5 million and $5.7 million for the three month periods ended March 30, 2007 and March 31, 2006, respectively. The estimated future intangible amortization expense as of March 30, 2007 is as follows (in thousands):

Year	Amount
Remaining 2007	$15,648
2008	18,089
2009	14,955
2010	13,121
2011	10,102
Thereafter	46,159
Total	$118,074

5.	Integration and Reorganization Actions

Upon the acquisition of Liberty in June 2005, an integration plan for the Liberty operations was developed that included the consolidation of six Liberty facilities into the Company’s existing network of regional production facilities and the elimination of duplicate selling, general and administrative expenses.

The following table presents the cumulative net costs of these actions incurred through March 30, 2007 (in thousands):

Liberty Integration
Employee severance	$5,937
Contract termination costs related to leaseholds	1,501
Other	1,121
Total	$8,559

The following table reconciles the beginning and ending liability balances for the three month period ended March 30, 2007 related to the integration plan which are included in the other accrued liabilities captions on the balance sheet (in thousands):

	Beginning Balance	Credited to Costs and Expenses	Utilized Cash	Ending Balance
Liberty integration:
Employee severance	$484	$—	$(195)	$289
Contract termination costs related to leaseholds	881	(12)	(190)	679
Other	54	(55)	1	—
Total	$1,419	$(67)	$(384)	$968

6.	Inventories

As of March 30, 2007 and December 31, 2006, inventories consisted of the following (in thousands):

	March 30, 2007	December 31, 2006
Raw materials	$15,217	$15,481
Work in progress	1,220	1,943
Finished goods	2,252	2,141
Total	$18,689	$19,565

7.	Long Term Debt

In July 2006, the Company entered into a new credit facility (the ‘‘Credit Facility’’) with a syndicate of banks increasing the amount available from $412.5 million under the previous credit facility to $450.0 million. On May 1, 2007, borrowings under the Credit Facility were repaid and the Credit Facility was extinguished in connection with the Company’s merger with M & F Worldwide Corp. (‘‘M & F Worldwide’’) (see Note 15). The Credit Facility was comprised of an $87.5 million term loan and a $362.5 million revolving loan both of which were to mature in 2011. The term loan did not have any annual repayment requirements. The Credit Facility was used for general corporate purposes, including acquisitions, and included both direct borrowings and letters of credit. The Credit Facility was unsecured and the Company paid a commitment fee of 0.10% on the unused amount of the Credit Facility. Borrowings under the Credit Facility bore interest, at the Company’s option, based upon one of the following indices (plus a margin as defined): the Federal Funds Rate, the Wachovia Bank Base Rate or LIBOR (as defined therein). The Credit Facility had certain financial covenants including, among other items, leverage and fixed charge coverage. The Credit Facility also had restrictions that limited the Company’s ability to incur additional indebtedness, grant security interests or sell its assets beyond certain amounts.

At March 30, 2007, the Company had $219.1 million in outstanding cash borrowings under the Credit Facility, $5.2 million in outstanding letters of credit and $225.7 million available for borrowing under the Credit Facility. The average interest rate in effect on outstanding cash borrowings at March 30, 2007 was 5.73%. The Company was not permitted to incur funded indebtedness in excess of $245.0 million without the written consent of M & F Worldwide pursuant to the merger agreement with M & F Worldwide.

8.	Income Taxes

As a result of the implementation of FIN 48, the Company recognized no adjustment in its liability for unrecognized income tax benefits. At the adoption date of January 1, 2007, the Company had $5.0 million of unrecognized tax benefits, of which $4.7 million would affect the Company’s effective tax rate in future periods, if recognized. The Company’s continuing practice is to recognize interest and/or penalties related to income tax matters as interest expense in income before taxes. The

Company had $0.3 million accrued for interest and $0 accrued for penalties as of the January 1, 2007 adoption date. There were no significant changes to any of these amounts during the quarter ended March 30, 2007.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. The Company is currently under Internal Revenue Service examination for certain items for the years 2001 and 2002, which are subject to Joint Committee review. The Company is unable to determine if the Joint Committee review will be concluded within the next 12 months. The tax years 2001-2006 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company’s consolidated effective income tax rates were 37.9% and 38.6% for the first quarter of 2007 and the first quarter of 2006, respectively. The lower effective tax rate for the first quarter of 2007 was primarily due to an increase in the IRC Section 199, Qualified Production Activities Deduction.

9.	Comprehensive Income

Other comprehensive income for the Company includes foreign currency translation adjustments, unrealized gains (losses) on investments and net actuarial loss on postretirement benefits. Total comprehensive income for the three month periods ended March 30, 2007 and March 31, 2006 was as follows (in thousands):

	Three Month Periods Ended
	March 30, 2007	March 31, 2006
Net income:	$14,995	$21,345
Other comprehensive income:
Foreign exchange translation adjustments	(62)	68
Unrealized (loss) gain on investments, net of $292 and ($69) in tax benefits and (provision)	(437)	103
Amortization of net actuarial loss on postretirement benefits, net of ($8) in tax provisions	18	—
Less reclassification adjustment for amortization of actuarial loss included in net income	(18)	—
Comprehensive income	$14,496	$21,516

10.	Earnings per Common Share

The computation of basic and diluted earnings per share for the three month periods ended March 30, 2007 and March 31, 2006 is as follows (in thousands, except per share amounts):

	Three Month Periods Ended
	March 30, 2007	March 31, 2006
Numerators:
Income from continuing operations before cumulative effect of change in accounting principle	$15,393	$21,279
Cumulative effect of change in accounting principle, net of income taxes	—	345
(Loss) from discontinued operations, net of income taxes	(398)	(279)
Net income	$14,995	$21,345
Denominator – basic:
Weighted average shares outstanding	25,291	26,446
Weighted average deferred shares outstanding under non-employee directors compensation plan	—	185
Weighted average shares outstanding – basic	25,291	26,631
Denominator – diluted:
Weighted average shares outstanding – basic	25,291	26,631
Dilutive effect of stock options and restricted stock	831	735
Weighted average shares outstanding – diluted	26,122	27,366
Earnings Per Common Share – basic:
Income from continuing operations before cumulative effect of change in accounting principle	$0.61	$0.80
Net income	$0.59	$0.80
Earnings Per Common Share – diluted:
Income from continuing operations before cumulative effect of change in accounting principle	$0.59	$0.78
Net income	$0.57	$0.78

The potentially dilutive common shares relate to options and restricted stock granted under stock compensation plans. Potentially dilutive common shares that were not included in the calculation of diluted earnings per share for the three month periods ended March 30, 2007 and March 31, 2006 because they were anti-dilutive were 1,027 and 69,351 shares, respectively.

11.	Postretirement Benefits

The Company sponsors unfunded defined postretirement benefit plans that cover certain salaried and nonsalaried employees. One plan provides health care benefits and the other provides life insurance benefits. The medical plan is contributory and contributions are adjusted annually based on actual claims experience. The Company previously disclosed in its 2006 Form 10-K that it expected to contribute $1.2 million to its postretirement benefit plan in 2007. During the three month period ended March 30, 2007, the Company contributed approximately $0.2 million to the plans.

Net periodic postretirement costs for the three month periods ended March 30, 2007 and March 31, 2006 are summarized as follows (in thousands):

	Three Month Periods Ended
	March 30, 2007	March 31, 2006
Interest on accumulated postretirement benefit obligation	$278	$305
Net amortization	26	70
Total	$304	$375

12.	Business Segments

As of March 30, 2007, the Company operated its business in three segments, organized on the basis of products, services and markets served. Within each business segment are division presidents who reported to the Company’s Chief Executive Officer, the chief operating decision maker.

The Printed Products segment (‘‘Printed Products’’) included checks, direct marketing activities, fraud payment prevention solutions and analytical services marketed primarily to financial institutions. The Software and Services segment (‘‘Software & Services’’) focused on the financial institution market and included core processing applications and services for credit unions, thrifts and community banks, education and e-commerce solutions primarily to credit unions, lending and mortgage origination applications, mortgage servicing applications, branch automation applications, customer relationship management applications and field maintenance services. The Scantron segment (‘‘Scantron’’) included products and services sold by the Company’s Scantron subsidiary including scanning equipment and software, scannable forms, survey solutions and testing and assessment tools. Scantron sells these products and services to the education, commercial and financial institution markets.

During the fourth quarter of 2006, the Company transferred its field maintenance services from the Scantron business segment to the Software and Services business segment. This transfer was implemented to align the relationship between core processing offerings and the services and maintenance requirements of the financial institution market. Also in the fourth quarter of 2006, the Company classified a printing operation in Mexico as discontinued operations and, accordingly, removed such operations from the Printed Products segment. During the third quarter of 2006, the Company reassigned certain business operations including card products, educational services and fraud payment prevention solutions from the Software & Services business segment to the Printed Products business segment. During the second quarter of 2006, the Company transferred certain business operations related to on-site check printing systems from the Software & Services business segment to the Printed Products business segment. Accordingly, prior period results have been revised to conform to the 2006 business segment changes.

The Company’s operations were primarily in the United States and Puerto Rico. There were no significant intersegment sales. The Company did not have sales to any individual customer greater than 10% of total Company sales. Equity investments, as well as foreign assets and revenues, were not significant to the consolidated results of the Company. The Company’s accounting policies for segments were the same as those described in Note 1 in the Company’s 2006 Form 10-K.

Management evaluated segment performance based on segment income or loss before income taxes. Segment income or loss excludes interest income, interest expense and certain other non-operating gains and losses, all of which are considered Corporate items. Corporate assets consist primarily of cash and cash equivalents, deferred income taxes, investments and other assets not employed in production.

Summarized financial information for the three month periods ended March 30, 2007 and March 31, 2006 was as follows (in thousands):

	Business Segment
	Printed Products	Software & Services	Scantron	Corporate & Eliminations		Consolidated
Three month periods ended:
March 30, 2007
Sales	$162,692	$78,893	$19,476	$14		$261,075
Income (loss) before income taxes	30,004	9,693	4,874	(19,794	)(a)	24,777
March 31, 2006
Sales	$176,178	$77,091	$19,306	$(146)		$272,429
Income (loss) before income taxes	32,726	7,506	6,058	(11,658)		34,632

(a)	Includes $8.5 million of expenses related to the merger with M & F Worldwide (see Note 15).

13.	Contingencies

In the ordinary course of business, the Company is subject to various legal proceedings and claims. The Company believes that the ultimate outcome of these matters will not have a material effect on its financial statements.

14.	Discontinued Operations

During 2006, the Company’s printing operation in Mexico continued a recent pattern of underperformance primarily due to the loss of a large customer in 2005. In the fourth quarter of 2006, the Company made a decision to dispose of this operation and received an offer from a third party regarding the purchase of the operation. The fair value of the offer was less than the carrying value of the operation’s assets. Accordingly, the Company recognized an impairment loss of $3.5 million and classified the operation as held for sale. The operation has been classified as a discontinued operation in the consolidated results of operations. The impairment loss was included in the discontinued operation’s results. Revenues and assets held for sale for the discontinued operation were not significant. On April 20, 2007, the Company entered into a definitive agreement under which this operation was sold on May 15, 2007.

15.	Merger with M & F Worldwide Corp.

On December 19, 2006, M & F Worldwide entered into a definitive merger agreement with the Company pursuant to which M & F Worldwide would acquire the Company for $52.75 per share in cash. On May 1, 2007, the acquisition was completed for total cash consideration of approximately $1.7 billion which included the repayment of the Company’s outstanding borrowings under its Credit Facility. Upon completion of the acquisition, the Company became an indirect wholly owned subsidiary of M & F Worldwide.

On January 26, 2007, an alleged shareholder of the Company filed a purported class action complaint in the Superior Court of Fulton County, Georgia against the Company, certain members of its board of directors, M & F Worldwide, H Acquisition Corp., a wholly owned subsidiary of M & F Worldwide and Ronald O. Perelman. The complaint alleged that the Company’s board of directors breached its fiduciary duties to the Company’s shareholders in approving and adopting the merger agreement by, among other things, agreeing to merger consideration that is allegedly unfair to the Company’s shareholders and agreeing to allegedly unreasonable deal protection measures in the merger agreement. The complaint further alleged that the Company’s board of directors breached its fiduciary duties by failing to disclose certain information in the preliminary proxy statement filed with the Securities and Exchange Commission. The lawsuit seeks, among other things, to enjoin the completion of the merger and to recover costs and disbursements incurred by the plaintiff, including reasonable attorneys’ fees and experts’ fees. In March 2007, a memorandum of understanding was reached to settle the matter which includes the payment by the Company of legal fees incurred by the plaintiff.

Harland Clarke Holdings Corp.

Exchange Offer for
$305,000,000 Senior Floating Rate Notes due 2015
$310,000,000 9.50% Senior Fixed Rate Notes due 2015

PROSPECTUS
                   , 2007

No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, any information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of Harland Clarke Holdings Corp. since the date of this prospectus.

Until             , 2007, broker-dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the broker-dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Harland Clarke Holdings Corp.

Section 145 of the Delaware General Corporation Law (the ‘‘DGCL’’) grants a Delaware corporation the power to indemnify any director, officer, employee or agent against reasonable expenses (including attorneys’ fees) incurred by him in connection with any proceeding brought by or on behalf of the corporation and against judgments, fines, settlements and reasonable expenses (including attorneys’ fees) incurred by him in connection with any other proceeding, if (a) he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and (b) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Except as ordered by a court, however, no indemnification is to be made in connection with any proceeding brought by or in the right of the corporation where the person involved is adjudged to be liable to the corporation.

Section 8.1 of our certificate of incorporation and Section 6.1 of our by-laws provide that we shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a ‘‘proceeding’’) by reason of the fact that he, or a person for whom he is the legal representative, or was a director or officer of the corporation or is or was serving at the written request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney’s fees) reasonably incurred by such person; provided, however, that we shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by our board of directors.

Section 102 of the DGCL permits the limitation of directors’ personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) breaches under section 174 of the DGCL, which relate to unlawful payments of dividends or unlawful stock repurchase or redemptions, and (iv) any transaction from which the director derived an improper personal benefit.

Section 7 of our certificate of incorporation limits the personal liability of our directors to the fullest extent permitted by the DGCL.

B2Direct, Inc., Checks in the Mail, Inc., Clarke American Checks, Inc., Harland Clarke Corp., HFS Core Systems, Inc., and Scantron Corporation

These registrants are all subject to the same provisions of the DGCL as described above. In addition, the charter or by-laws of each of these registrants contains similar provisions.

Centralia Holding Corp., Harland Checks and Services, Inc. and John H. Harland Company of Puerto Rico

Section 14-2-851 of the Georgia Business Corporation Code (the ‘‘GBCC’’) grants a Georgia corporation the power to indemnify an individual who is a party to a proceeding because he or she is or was a director against liability incurred in the proceeding if: (1) such individual conducted himself or herself in good faith and (2) such individual reasonably believed: (i) in the case of conduct in his or her official capacity, that such conduct was in the best interests of the corporation, (ii) in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. This Section of the GBCC further limits a Georgia corporation power to indemnify a director: (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under the GBCC, or (ii) in connection with any proceeding with respect to conduct for which he or she was adjudged liable on the basis that personal benefit was improperly received by him or her, whether or not involving action in his or her official capacity.

Section 14-2-857 of the GBCC grants a Georgia corporation the power to indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation: (1) to the same extent as a director and (2) if he or she is not a director, to such further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors, or contract except for liability arising out of conduct that constitutes: (i) appropriation, in violation of his or her duties, of any business opportunity of the corporation, (ii) acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) for the types of liability rising from unlawful distribution or (iv) receipt of an improper personal benefit. In addition, this Section grants a corporation the power to indemnify and advance expenses to an employee or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

Section 14-2-202 of the GBCC permits the elimination or limitation of directors’ personal liability to the corporation or its shareholders for monetary damages for any action taken, or any failure to take any action, as a director, except liability: (i) for any appropriation, in violation of his or her duties, of any business opportunity of the corporation, (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) for the types of liability rising from unlawful distributions, or (iv) for any transaction from which the director received an improper personal benefit.

The charter or by-laws of each of these corporations contains similar provisions to the statutes described above.

Harland Financial Solutions, Inc.

Section 60.391 of the Business Corporation Act of the State of Oregon (the ‘‘BCA’’) grants an Oregon corporation the power to indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if: (a) the conduct of the individual was in good faith, (b) the individual reasonably believed that the individual’s conduct was in the best interests of the corporation, or at least not opposed to its best interests; and (c) in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful. Section 60.391 of the BCA further provides that an Oregon corporation may not indemnify a director: (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (b) in connection with any other proceeding charging improper personal benefit to the director in which the director was adjudged liable on the basis that personal benefit was improperly received by the director. Section 60.407 of the BCA grants an Oregon corporation the power to indemnify an officer, employee or agent of the corporation to the same extent as to a director. The BCA also provides that unless limited by its articles of incorporation, an Oregon corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director or officer was a party because of being a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding. The BCA also provides for advancement of expenses to directors and officers, provided certain conditions are met.

Section 60.047 of the BCA permits the elimination or limitation of a director’s personal liability to the corporation or its shareholders for monetary damages for conduct as a director, provided that no such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective or for: (i) any breach of the director’s duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) any unlawful distribution under the BCA; or (iv) any transaction from which the director derived an improper personal benefit.

The charter and by-laws of Harland Financial Solutions, Inc. eliminate a director’s liability to the fullest extent permitted by law and provide for indemnification of, and advancement of expenses to, directors and officers to the fullest extent permitted by law.

HFS Scantron Holdings Corp.

Section 722 of the Business Corporation Law (the ‘‘BCL’’) of the State of New York grants a New York corporation the power to indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein. The power to indemnify applies if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

Section 702 of the BCL further grants a New York corporation the power to indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

Section 402 of the BCL permits the elimination or limitation of directors’ personal liability to the corporation or its shareholders for damages for any breach of duty in such capacity, provided that no such provision shall eliminate or limit: (1) the liability of any director if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the BCL, or (2) the liability of any director for any act or omission prior to the adoption of a provision authorized by Section 402.

The charter or by-laws HFS Scantron Holdings Corp. contains similar provisions to our charter and by-laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrants pursuant to the foregoing provisions, the registrants has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

All the registrants maintain directors’ and officers’ liability insurance for their officers and directors.

ITEM 21.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit Number	Description
1.1	Purchase Agreement, among Clarke American Corp., the co-issuers named therein, the guarantors named therein, Credit Suisse Securities (USA) LLC, Bear, Stearns & Co., Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. dated as of April 26, 2007.
2.1	Agreement and Plan of Merger by and among John H. Harland Company, M & F Worldwide Corp. and H Acquisition Corp., dated December 19, 2006 (incorporated by reference to Exhibit 2.1 of M & F Worldwide Corp.’s Current Report on Form 8-K dated December 20, 2006).
2.2	Stock Purchase Agreement by and between M & F Worldwide Corp. and Honeywell International Inc., dated October 31, 2005 (incorporated by reference to Exhibit 2.1 of M & F Worldwide Corp.’s Current Report on Form 8-K dated October 31, 2005).
3.1(i)	Certificate of Incorporation of Harland Clarke Holdings Corp. (formerly known as Clarke American Corp.), as amended.
3.1(ii)	By-laws of Harland Clarke Holdings Corp. (formerly known as Clarke American Corp.) (incorporated by reference to Exhibit 3.1(ii) of Clarke American Corp.’s Registration Statement on Form S-4 dated April 12, 2006).
3.2(i)	Certificate of Incorporation of Clarke American Checks, Inc., as amended (incorporated by reference to Exhibit 3.2(i) of Clarke American Corp.’s Registration Statement on Form S-4 dated April 12, 2006).
3.2(ii)	By-laws of Clarke American Checks, Inc. (incorporated by reference to Exhibit 3.2(ii) of Clarke American Corp.’s Registration Statement on Form S-4 dated April 12, 2006).
3.3(i)	Certificate of Incorporation of Checks in the Mail, Inc., as amended (incorporated by reference to Exhibit 3.3(i) of Clarke American Corp.’s Registration Statement on Form S-4 dated April 12, 2006).
3.3(ii)	By-laws of Checks in the Mail, Inc. (incorporated by reference to Exhibit 3.3(ii) of Clarke American Corp.’s Registration Statement on Form S-4 dated April 12, 2006).
3.4(i)	Certificate of Incorporation of B2Direct, Inc., as amended (incorporated by reference to Exhibit 3.4(i) of Clarke American Corp.’s Registration Statement on Form S-4 dated April 12, 2006).
3.4(ii)	By-laws of B2Direct, Inc. (incorporated by reference to Exhibit 3.4(ii) of Clarke American Corp.’s Registration Statement on Form S-4 dated April 12, 2006).
3.5(i)	Articles of Incorporation of Centralia Holding Corp.
3.5(ii)	By-laws of Centralia Holding Corp.
3.6(i)	Amended and Restated Articles of Incorporation of Harland Checks and Services, Inc.
3.6(ii)	Amended and Restated By-laws of Harland Checks and Services, Inc.
3.7(i)	Certificate of Incorporation of Harland Clarke Corp. (formerly known as John H. Harland Company).
3.7(ii)	By-laws of Harland Clarke Corp. (formerly known as John H. Harland Company).
3.8(i)	Articles of Incorporation of Harland Financial Solutions, Inc.
3.8(ii)	By-laws of Harland Financial Solutions, Inc.

Exhibit Number	Description
3.9(i)	Amended and Restated Certificate of Incorporation of HFS Core Systems, Inc.
3.9(ii)	By-laws of HFS Core Systems, Inc.
3.10(i)	Certificate of Incorporation of HFS Scantron Holdings Corp.
3.10(ii)	By-laws of HFS Scantron Holdings Corp.
3.11(i)	Articles of Incorporation of John H. Harland Company of Puerto Rico.
3.11(ii)	By-laws of John H. Harland Company of Puerto Rico.
3.12(i)	Amended and Restated Certificate of Incorporation of Scantron Corporation.
3.12(ii)	By-laws of Scantron Corporation.
4.1	Indenture dated as of May 1, 2007 among Harland Clarke Holdings Corp., the co-issuers and guarantors party thereto and Wells Fargo Bank, N.A., as trustee.
4.2	Form of Exchange Note (included in Exhibit 4.1).
4.3	Form of Guarantee (included in Exhibit 4.1).
4.4	Registration Rights Agreement (relating to the initial notes) dated as of May 1, 2007 by and among Harland Clarke Holdings Corp., the Guarantors (listed therein), Credit Suisse Securities (USA) LLC, Bear, Stearns & Co., Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc.
4.5	Credit Agreement, dated as of April 4, 2007 among Harland Clarke Holdings Corp., the Subsidiary Borrowers (listed therein), the Lenders (listed therein) and Credit Suisse, Cayman Islands Branch, as administrative agent.
4.6	First Amendment to Credit Agreement, dated as of May 4, 2007, by and among Harland Clarke Holdings Corp., the lender parties (listed therein) and Credit Suisse, Cayman Islands Branch, as administrative and collateral agent.
4.7	Guarantee and Collateral Agreement, dated as of May 1, 2007, by and among Harland Clarke Holdings Corp. and certain subsidiaries in favor of Credit Suisse, Cayman Islands Branch.
4.8	Assumption Agreement, dated as of May 1, 2007 by and among Harland Clarke Corp., Harland Checks and Services, Inc., Scantron Corporation, Harland Financial Solutions, Inc., HFS Core Systems, Inc., Centralia Holding Corp. and John H. Harland Company of Puerto Rico in favor of Credit Suisse, Cayman Islands Branch, as administrative and collateral agent.
4.9	Intellectual Property Security Agreement, dated as of May 1, 2007, by and among B2Direct, Inc., Checks in the Mail, Inc. and Clarke American Checks, Inc., the Grantors, in favor of Credit Suisse, Cayman Islands Branch, as administrative and collateral agent.
4.10	Intellectual Property Security Agreement, dated as of May 1, 2007, by and among Harland Clarke Corp., Harland Checks and Services, Inc., Scantron Corporation, Harland Financial Solutions, Inc. and HFS Core Systems, Inc., the Grantors, in favor of Credit Suisse, Cayman Islands Branch, as administrative and collateral agent.
4.11	Joinder Agreement, dated as of May 1, 2007, by and among B2Direct, Inc., Checks in the Mail, Inc., Clarke American Checks, Inc., New CS, Inc., New SCSFH, Inc., H Acquisition Corp., New SCH, Inc., New SFH, Inc. and Credit Suisse, Cayman Islands Branch.

Exhibit Number	Description
4.12	Joinder Agreement, dated as of May 1, 2007, by and among Harland Clarke Corp., Harland Checks and Services, Inc., Scantron Corporation, Harland Financial Solutions, Inc., HFS Core Systems, Inc. and Credit Suisse, Cayman Islands Branch.
4.13	Mortgage by Harland Clarke Corp. to Credit Suisse, Cayman Islands Branch (5115 Ulmerton Road, Clearwater, Florida).
4.14	Deed to Secure Debt by Harland Clarke Corp. to Credit Suisse, Cayman Islands Branch (5096 Panola Industrial Blvd, Decatur, Georgia and 2933-2939 Miller Road, Decatur, Georgia).
4.15	Deed of Trust, Security Agreement, Assignment of Rents and Leases and Fixture Filing by Scantron Corporation in favor of First American Title Insurance Company, as trustee for the benefit of Credit Suisse, Cayman Islands Branch (2020 South 156 Circle, Omaha, Nebraska).
4.16	Mortgage by Clarke American Checks, Inc. to Credit Suisse, Cayman Islands Branch (124 Metropolitan Avenue, Salina, New York).
4.17	Mortgage by Harland Clarke Corp. to Credit Suisse, Cayman Islands Branch (3430 Platt Springs, West Columbia, South Carolina).
4.18	Deed of Trust, Security Agreement, Assignment of Rents and Leases and Fixture Filing by Checks In The Mail Inc. in favor of Peter Graf, Esq., as trustee for the benefit of Credit Suisse, Cayman Islands Branch (2435 Goodwin Lane, New Braunfels, Texas).
4.19	Deed of Trust, Security Agreement, Assignment of Rents and Leases and Fixture Filing by Clarke American Checks, Inc. in favor of Peter Graf, Esq., as trustee for the benefit of Credit Suisse, Cayman Islands Branch (5734 Farinon Drive, San Antonio, Texas).
4.20	Deed of Trust, Security Agreement, Assignment of Rents and Leases and Fixture Filing by Harland Clarke Corp. in favor of First American Title Insurance Agency, LLC, as trustee for the benefit of Credit Suisse, Cayman Islands Branch (4867-4883 West Harold Gatty Road, Salt Lake City, Utah).
5.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to validity of the Exchange Notes.
5.2	Opinion of Schwabe, Williamson & Wyatt, P.C.
5.3	Opinion of Troutman Sanders LLP.
8.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to certain tax matters.
10.1	Tax Sharing Agreement, dated as of December 15, 2005, by and among M & F Worldwide Corp., Clarke American Corp. and PCT International Holdings Inc. (incorporated by reference to Exhibit 10.15 of M & F Worldwide Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005).
10.2	Employment Agreement, dated as of May 29, 2007, by and among Harland Clarke Holdings Corp., Harland Clarke Corp. and Charles Dawson (incorporated by reference to Exhibit 10.1 of M & F Worldwide Corp.’s Current Report on Form 8-K dated June 1, 2007).
10.3	Employment Agreement, dated as of May 29, 2007, by and among Harland Clarke Holdings Corp., Harland Financial Solutions, Inc. and John O’Malley (incorporated by reference to Exhibit 10.2 of M & F Worldwide Corp.’s Current Report on Form 8-K dated June 1, 2007).

Exhibit Number	Description
10.4	Employment Agreement, dated as of May 29, 2007, by and among Harland Clarke Holdings Corp., Scantron Corporation and Jeffrey Heggedahl (incorporated by reference to Exhibit 10.3 of M & F Worldwide Corp.’s Current Report on Form 8-K dated June 1, 2007).
12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.
21.1	Subsidiaries of Harland Clarke Holdings Corp.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of Deloitte & Touche LLP.
23.4	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibits 5.1 and 8.1 to this Registration Statement).
23.5	Consent of Schwabe, Williamson & Wyatt, P.C. (included in Exhibit 5.2 to this Registration Statement).
23.6	Consent of Troutman Sanders LLP (included in Exhibit 5.3 to this Registration Statement).
24.1	Powers of Attorney (included on signature pages of this Part II).
25.1	Form T-1 Statement of Eligibility of Wells Fargo Bank, N.A. to act as trustee under the Indenture.
99.1	Form of Letter of Transmittal.
99.2	Form of Notice of Guaranteed Delivery.
99.3	Form of Letter to Brokers.
99.4	Form of Letter to Clients.
99.5	Form of Instructions to Brokers.

ITEM 22.    UNDERTAKINGS.

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the ‘‘Calculation of Registration Fee’’ table in the effective registration statement;

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 13, 2007.

HARLAND CLARKE HOLDINGS CORP.
By:	/s/ Barry F. Schwartz
Name: Barry F. Schwartz Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Edward P. Taibi, Philip Theodore, Michael Riley, Paul Parrish and Judy C. Norris or any of them his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agent, proxy and attorney-in-fact full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities and on this 13th day of June 2007.

Signature	Title

/s/ Barry F. Schwartz	President, Chief Executive Officer and Director (Principal Executive Officer)

Barry F. Schwartz

/s/ Paul G. Savas	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer)

Paul G. Savas

/s/ J. Michael Riley	Vice President and Controller (Principal Accounting Officer)

J. Michael Riley

/s/ Charles T. Dawson	Director

Charles T. Dawson

/s/ Howard Gittis	Director

Howard Gittis

/s/ Jeffrey D. Heggedahl	Director

Jeffrey D. Heggedahl

/s/ John E. O’Malley	Director

John E. O’Malley

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on June 13, 2007.

B2DIRECT, INC.
By:	/s/ Charles T. Dawson
Name: Charles T. Dawson Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Edward P. Taibi, Philip Theodore, Michael Riley, Paul Parrish and Judy C. Norris or any of them his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agent, proxy and attorney-in-fact full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities and on this 13th day of June 2007.

Signature	Title

/s/ Charles T. Dawson	President, Chief Executive Officer and Director (Principal Executive Officer)

Charles T. Dawson

/s/ Peter A. Fera, Jr.	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)

Peter A. Fera, Jr.

/s/ Howard Gittis	Director

Howard Gittis

/s/ Paul G. Savas	Director

Paul G. Savas

/s/ Barry F. Schwartz	Director

Barry F. Schwartz

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on June 13, 2007.

CENTRALIA HOLDING CORP.
By:	/s/ Charles T. Dawson
Name: Charles T. Dawson Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Edward P. Taibi, Philip Theodore, Michael Riley, Paul Parrish and Judy C. Norris or any of them his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agent, proxy and attorney-in-fact full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities and on this 13th day of June 2007.

Signature	Title

/s/ Charles T. Dawson	President, Chief Executive Officer and Director (Principal Executive Officer)

Charles T. Dawson

/s/ Peter A. Fera, Jr.	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)

Peter A. Fera, Jr.

/s/ Paul G. Savas	Director

Paul G. Savas

/s/ Barry F. Schwartz	Director

Barry F. Schwartz

/s/ Edward P. Taibi	Director

Edward P. Taibi

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on June 13, 2007.

CHECKS IN THE MAIL, INC.
By:	/s/ Charles T. Dawson
Name: Charles T. Dawson Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Edward P. Taibi, Philip Theodore, Michael Riley, Paul Parrish and Judy C. Norris or any of them his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agent, proxy and attorney-in-fact full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities and on this 13th day of June 2007.

Signature	Title

/s/ Charles T. Dawson	President, Chief Executive Officer and Director (Principal Executive Officer)

Charles T. Dawson

/s/ Peter A. Fera, Jr.	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)

Peter A. Fera, Jr.

/s/ Howard Gittis	Director

Howard Gittis

/s/ Paul G. Savas	Director

Paul G. Savas

/s/ Barry F. Schwartz	Director

Barry F. Schwartz

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on June 13, 2007.

CLARKE AMERICAN CHECKS, INC.
By:	/s/ Charles T. Dawson
Name: Charles T. Dawson Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Edward P. Taibi, Philip Theodore, Michael Riley, Paul Parrish and Judy C. Norris or any of them his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agent, proxy and attorney-in-fact full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities and on this 13th day of June 2007.

Signature	Title

/s/ Charles T. Dawson	President, Chief Executive Officer and Director (Principal Executive Officer)

Charles T. Dawson

/s/ Peter A. Fera, Jr.	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)

Peter A. Fera, Jr.

/s/ Howard Gittis	Director

Howard Gittis

/s/ Paul G. Savas	Director

Paul G. Savas

/s/ Barry F. Schwartz	Director

Barry F. Schwartz

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on June 13, 2007.

HARLAND CHECKS AND SERVICES, INC.
By:	/s/ Charles T. Dawson
Name: Charles T. Dawson Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Edward P. Taibi, Philip Theodore, Michael Riley, Paul Parrish and Judy C. Norris or any of them his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agent, proxy and attorney-in-fact full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities and on this 13th day of June 2007.

Signature	Title

/s/ Charles T. Dawson	President, Chief Executive Officer and Director (Principal Executive Officer)

Charles T. Dawson

/s/ Peter A. Fera, Jr.	Executive Vice President, Chief Financial Officer (Principal Accounting and Financial Officer)

Peter A. Fera, Jr.

/s/ Paul G. Savas	Director

Paul G. Savas

/s/ Barry F. Schwartz	Director

Barry F. Schwartz

/s/ Edward P. Taibi	Director

Edward P. Taibi

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on June 13, 2007.

HARLAND CLARKE CORP.
By:	/s/ Charles T. Dawson
Name: Charles T. Dawson Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Edward P. Taibi, Philip Theodore, Michael Riley, Paul Parrish and Judy C. Norris or any of them his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agent, proxy and attorney-in-fact full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities and on this 13th day of June 2007.

Signature	Title

/s/ Charles T. Dawson	President, Chief Executive Officer and Director (Principal Executive Officer)

Charles T. Dawson

/s/ Peter A. Fera, Jr.	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)

Peter A. Fera, Jr.

/s/ Paul G. Savas	Director

Paul G. Savas

/s/ Barry F. Schwartz	Director

Barry F. Schwartz

/s/ Edward P. Taibi	Director

Edward P. Taibi

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Mary, State of Florida, on June 13, 2007.

HARLAND FINANCIAL SOLUTIONS, INC.
By:	/s/ John E. O’Malley
Name: John E. O’Malley Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Edward P. Taibi, Philip Theodore, Michael Riley, Paul Parrish and Judy C. Norris or any of them his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agent, proxy and attorney-in-fact full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities and on this 13th day of June 2007.

Signature	Title

/s/ John E. O’Malley	President and Chief Executive Officer (Principal Executive Officer)

John E. O’Malley

/s/ Jeffrey A. Groh	Senior Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)

Jeffrey A. Groh

/s/ Paul G. Savas	Director

Paul G. Savas

/s/ Barry F. Schwartz	Director

Barry F. Schwartz

/s/ Edward P. Taibi	Director

Edward P. Taibi

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Mary, State of Florida, on June 13, 2007.

HFS CORE SYSTEMS, INC.
By:	/s/ John E. O’Malley
Name: John E. O’Malley Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Edward P. Taibi, Philip Theodore, Michael Riley, Paul Parrish and Judy C. Norris or any of them his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agent, proxy and attorney-in-fact full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities and on this 13th day of June 2007.

Signature	Title

/s/ John E. O’Malley	President and Chief Executive Officer (Principal Executive Officer)

John E. O’Malley

/s/ Jeffrey A. Groh	Senior Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)

Jeffrey A. Groh

/s/ Paul G. Savas	Director

Paul G. Savas

/s/ Barry F. Schwartz	Director

Barry F. Schwartz

/s/ Edward P. Taibi	Director

Edward P. Taibi

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 13, 2007.

HFS SCANTRON HOLDINGS CORP.
By:	/s/ Charles T. Dawson
Name: Charles T. Dawson Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Edward P. Taibi, Philip Theodore, Michael Riley, Paul Parrish and Judy C. Norris or any of them his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agent, proxy and attorney-in-fact full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities and on this 13th day of June 2007.

Signature	Title

/s/ Charles T. Dawson	President and Chief Executive Officer (Principal Executive Officer)

Charles T. Dawson

/s/ Peter A. Fera, Jr.	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)

Peter A. Fera Jr.

/s/ Edward P. Taibi	Director

Edward P. Taibi

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on June 13, 2007.

JOHN H. HARLAND COMPANY OF PUERTO RICO
By:	/s/ Charles T. Dawson
Name: Charles T. Dawson Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Edward P. Taibi, Philip Theodore, Michael Riley, Paul Parrish and Judy C. Norris or any of them his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agent, proxy and attorney-in-fact full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities and on this 13th day of June 2007.

Signature	Title

/s/ Charles T. Dawson	President, Chief Executive Officer and Director (Principal Executive Officer)

Charles T. Dawson

/s/ Peter A. Fera, Jr.	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)

Peter A. Fera, Jr.

/s/ Paul G. Savas	Director

Paul G. Savas

/s/ Barry F. Schwartz	Director

Barry F. Schwartz

/s/ Edward P. Taibi	Director

Edward P. Taibi

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on June 13, 2007.

SCANTRON CORPORATION
By:	/s/ Jeffrey D. Heggedahl
Name: Jeffrey D. Heggedahl Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Edward P. Taibi, Philip Theodore, Michael Riley, Paul Parrish and Judy C. Norris or any of them his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agent, proxy and attorney-in-fact full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities and on this 13th day of June 2007.

Signature	Title

/s/ Jeffrey D. Heggedah	President and Chief Executive Officer (Principal Executive Officer)

Jeffrey D. Heggedahl

/s/ Gene A. Lynes	Senior Vice President, Chief Financial Officer and Chief Operating Officer (Principal Accounting and Financial Officer)

Gene A. Lynes

/s/ Paul G. Savas	Director

Paul G. Savas

/s/ Barry F. Schwartz	Director

Barry F. Schwartz

/s/ Edward P. Taibi	Director

Edward P. Taibi

EXHIBIT INDEX

Exhibit Number	Description
1.1	Purchase Agreement, among Clarke American Corp., the co-issuers named therein, the guarantors named therein, Credit Suisse Securities (USA) LLC, Bear, Stearns & Co., Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. dated as of April 26, 2007.
2.1	Agreement and Plan of Merger by and among John H. Harland Company, M & F Worldwide Corp. and H Acquisition Corp., dated December 19, 2006 (incorporated by reference to Exhibit 2.1 of M & F Worldwide Corp.’s Current Report on Form 8-K dated December 20, 2006).
2.2	Stock Purchase Agreement by and between M & F Worldwide Corp. and Honeywell International Inc., dated October 31, 2005 (incorporated by reference to Exhibit 2.1 of M & F Worldwide Corp.’s Current Report on Form 8-K dated October 31, 2005).
3.1(i)	Certificate of Incorporation of Harland Clarke Holdings Corp. (formerly known as Clarke American Corp.), as amended.
3.1(ii)	By-laws of Harland Clarke Holdings Corp. (formerly known as Clarke American Corp.) (incorporated by reference to Exhibit 3.1(ii) of Clarke American Corp.’s Registration Statement on Form S-4 dated April 12, 2006).
3.2(i)	Certificate of Incorporation of Clarke American Checks, Inc., as amended (incorporated by reference to Exhibit 3.2(i) of Clarke American Corp.’s Registration Statement on Form S-4 dated April 12, 2006).
3.2(ii)	By-laws of Clarke American Checks, Inc. (incorporated by reference to Exhibit 3.2(ii) of Clarke American Corp.’s Registration Statement on Form S-4 dated April 12, 2006).
3.3(i)	Certificate of Incorporation of Checks in the Mail, Inc., as amended (incorporated by reference to Exhibit 3.3(i) of Clarke American Corp.’s Registration Statement on Form S-4 dated April 12, 2006).
3.3(ii)	By-laws of Checks in the Mail, Inc. (incorporated by reference to Exhibit 3.3(ii) of Clarke American Corp.’s Registration Statement on Form S-4 dated April 12, 2006).
3.4(i)	Certificate of Incorporation of B2Direct, Inc., as amended (incorporated by reference to Exhibit 3.4(i) of Clarke American Corp.’s Registration Statement on Form S-4 dated April 12, 2006).
3.4(ii)	By-laws of B2Direct, Inc. (incorporated by reference to Exhibit 3.4(ii) of Clarke American Corp.’s Registration Statement on Form S-4 dated April 12, 2006).
3.5(i)	Articles of Incorporation of Centralia Holding Corp.
3.5(ii)	By-laws of Centralia Holding Corp.
3.6(i)	Amended and Restated Articles of Incorporation of Harland Checks and Services, Inc.
3.6(ii)	Amended and Restated By-laws of Harland Checks and Services, Inc.
3.7(i)	Certificate of Incorporation of Harland Clarke Corp. (formerly known as John H. Harland Company).
3.7(ii)	By-laws of Harland Clarke Corp. (formerly known as John H. Harland Company).
3.8(i)	Articles of Incorporation of Harland Financial Solutions, Inc.

Exhibit Number	Description
3.8(ii)	By-laws of Harland Financial Solutions, Inc.
3.9(i)	Amended and Restated Certificate of Incorporation of HFS Core Systems, Inc.
3.9(ii)	By-laws of HFS Core Systems, Inc.
3.10(i)	Certificate of Incorporation of HFS Scantron Holdings Corp.
3.10(ii)	By-laws of HFS Scantron Holdings Corp.
3.11(i)	Articles of Incorporation of John H. Harland Company of Puerto Rico.
3.11(ii)	By-laws of John H. Harland Company of Puerto Rico.
3.12(i)	Amended and Restated Certificate of Incorporation of Scantron Corporation.
3.12(ii)	By-laws of Scantron Corporation.
4.1	Indenture dated as of May 1, 2007 among Harland Clarke Holdings Corp., the co-issuers and guarantors party thereto and Wells Fargo Bank, N.A., as trustee.
4.2	Form of Exchange Note (included in Exhibit 4.1).
4.3	Form of Guarantee (included in Exhibit 4.1).
4.4	Registration Rights Agreement (relating to the initial notes) dated as of May 1, 2007 by and among Harland Clarke Holdings Corp., the Guarantors (listed therein), Credit Suisse Securities (USA) LLC, Bear, Stearns & Co., Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc.
4.5	Credit Agreement, dated as of April 4, 2007 among Harland Clarke Holdings Corp., the Subsidiary Borrowers (listed therein), the Lenders (listed therein) and Credit Suisse, Cayman Islands Branch, as administrative agent.
4.6	First Amendment to Credit Agreement, dated as of May 4, 2007, by and among Harland Clarke Holdings Corp., the lender parties (listed therein) and Credit Suisse, Cayman Islands Branch, as administrative and collateral agent.
4.7	Guarantee and Collateral Agreement, dated as of May 1, 2007, by and among Harland Clarke Holdings Corp. and certain subsidiaries in favor of Credit Suisse, Cayman Islands Branch.
4.8	Assumption Agreement, dated as of May 1, 2007 by and among Harland Clarke Corp., Harland Checks and Services, Inc., Scantron Corporation, Harland Financial Solutions, Inc., HFS Core Systems, Inc., Centralia Holding Corp. and John H. Harland Company of Puerto Rico in favor of Credit Suisse, Cayman Islands Branch, as administrative and collateral agent.
4.9	Intellectual Property Security Agreement, dated as of May 1, 2007, by and among B2Direct, Inc., Checks in the Mail, Inc. and Clarke American Checks, Inc., the Grantors, in favor of Credit Suisse, Cayman Islands Branch, as administrative and collateral agent.
4.10	Intellectual Property Security Agreement, dated as of May 1, 2007, by and among Harland Clarke Corp., Harland Checks and Services, Inc., Scantron Corporation, Harland Financial Solutions, Inc. and HFS Core Systems, Inc., the Grantors, in favor of Credit Suisse, Cayman Islands Branch, as administrative and collateral agent.

Exhibit Number	Description
4.11	Joinder Agreement, dated as of May 1, 2007, by and among B2Direct, Inc., Checks in the Mail, Inc., Clarke American Checks, Inc., New CS, Inc., New SCSFH, Inc., H Acquisition Corp., New SCH, Inc., New SFH, Inc. and Credit Suisse, Cayman Islands Branch.
4.12	Joinder Agreement, dated as of May 1, 2007, by and among Harland Clarke Corp., Harland Checks and Services, Inc., Scantron Corporation, Harland Financial Solutions, Inc., HFS Core Systems, Inc. and Credit Suisse, Cayman Islands Branch.
4.13	Mortgage by Harland Clarke Corp. to Credit Suisse, Cayman Islands Branch (5115 Ulmerton Road, Clearwater, Florida).
4.14	Deed to Secure Debt by Harland Clarke Corp. to Credit Suisse, Cayman Islands Branch (5096 Panola Industrial Blvd, Decatur, Georgia and 2933-2939 Miller Road, Decatur, Georgia).
4.15	Deed of Trust, Security Agreement, Assignment of Rents and Leases and Fixture Filing by Scantron Corporation in favor of First American Title Insurance Company, as trustee for the benefit of Credit Suisse, Cayman Islands Branch (2020 South 156 Circle, Omaha, Nebraska).
4.16	Mortgage by Clarke American Checks, Inc. to Credit Suisse, Cayman Islands Branch (124 Metropolitan Avenue, Salina, New York).
4.17	Mortgage by Harland Clarke Corp. to Credit Suisse, Cayman Islands Branch (3430 Platt Springs, West Columbia, South Carolina).
4.18	Deed of Trust, Security Agreement, Assignment of Rents and Leases and Fixture Filing by Checks In The Mail Inc. in favor of Peter Graf, Esq., as trustee for the benefit of Credit Suisse, Cayman Islands Branch (2435 Goodwin Lane, New Braunfels, Texas).
4.19	Deed of Trust, Security Agreement, Assignment of Rents and Leases and Fixture Filing by Clarke American Checks, Inc. in favor of Peter Graf, Esq., as trustee for the benefit of Credit Suisse, Cayman Islands Branch (5734 Farinon Drive, San Antonio, Texas).
4.20	Deed of Trust, Security Agreement, Assignment of Rents and Leases and Fixture Filing by Harland Clarke Corp. in favor of First American Title Insurance Agency, LLC, as trustee for the benefit of Credit Suisse, Cayman Islands Branch (4867-4883 West Harold Gatty Road, Salt Lake City, Utah).
5.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to validity of the Exchange Notes.
5.2	Opinion of Schwabe, Williamson & Wyatt, P.C.
5.3	Opinion of Troutman Sanders LLP.
8.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to certain tax matters.
10.1	Tax Sharing Agreement, dated as of December 15, 2005, by and among M & F Worldwide Corp., Clarke American Corp. and PCT International Holdings Inc. (incorporated by reference to Exhibit 10.15 of M & F Worldwide Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005).
10.2	Employment Agreement, dated as of May 29, 2007, by and among Harland Clarke Holdings Corp., Harland Clarke Corp. and Charles Dawson (incorporated by reference to Exhibit 10.1 of M & F Worldwide Corp.’s Current Report on Form 8-K dated June 1, 2007).

Exhibit Number	Description
10.3	Employment Agreement, dated as of May 29, 2007, by and among Harland Clarke Holdings Corp., Harland Financial Solutions, Inc. and John O’Malley (incorporated by reference to Exhibit 10.2 of M & F Worldwide Corp.’s Current Report on Form 8-K dated June 1, 2007).
10.4	Employment Agreement, dated as of May 29, 2007, by and among Harland Clarke Holdings Corp., Scantron Corporation and Jeffrey Heggedahl (incorporated by reference to Exhibit 10.3 of M & F Worldwide Corp.’s Current Report on Form 8-K dated June 1, 2007).
12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.
21.1	Subsidiaries of Harland Clarke Holdings Corp.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of Deloitte & Touche LLP.
23.4	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibits 5.1 and 8.1 to this Registration Statement).
23.5	Consent of Schwabe, Williamson & Wyatt, P.C. (included in Exhibit 5.2 to this Registration Statement).
23.6	Consent of Troutman Sanders LLP (included in Exhibit 5.3 to this Registration Statement).
24.1	Powers of Attorney (included on signature pages of this Part II).
25.1	Form T-1 Statement of Eligibility of Wells Fargo Bank, N.A. to act as trustee under the Indenture.
99.1	Form of Letter of Transmittal.
99.2	Form of Notice of Guaranteed Delivery.
99.3	Form of Letter to Brokers.
99.4	Form of Letter to Clients.
99.5	Form of Instructions to Brokers.